Form 20-F
period 2018-12-31
Zealand Pharma A/S
filed 2019-03-15
CIK 1674988

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission File number: 001-38178

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

30,786,827 Ordinary Shares

3,132,086 American Depositary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b of the Exchange Act. (Check one):

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

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

INTRODUCTION

        In this Annual Report on Form 20-F the terms the "Company", "Zealand Pharma", "Zealand" and the "Group" refer to the parent company Zealand Pharma A/S together with its consolidated subsidiaries. The term "Zealand Pharma A/S" is used when addressing issues specifically related to this legal entity.

        Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we incorporate information for certain items of this Annual Report on Form 20-F by reference to certain pages of the Zealand Pharma A/S statutory Annual Report 2018 (the "Annual Report 2018"), included as Exhibit 99.1 (a) to Form 6-K furnished to the SEC on March 8, 2019. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2018, as furnished to the SEC on March 8, 2019. Items not contained or not specifically referenced to within the Annual Report 2018 should not be deemed to be part of this Annual Report on Form 20-F.

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

        We maintain our books and records in Danish kroner (DKK) and report under IFRS as issued by the IASB. Our consolidated financial statements are not prepared in accordance with accounting principles generally accepted in the United States. Except with respect to U.S. dollar amounts presented as contractual terms or as otherwise indicated, all amounts that are presented in U.S. dollars herein have been translated from DKK solely for convenience at an assumed exchange rate of DKK 6.21 per $1.00, which was the rounded official exchange rate as of December 31, 2018, as reported by Danmarks Nationalbank. We use the symbol "$" to refer to U.S. Dollars and the symbol "€" to refer to Euros herein.

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The following tables present selected consolidated financial data for our business for the periods indicated. We derived the selected consolidated income statement and balance sheet data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017, and 2016 from our audited consolidated financial statements, incorporated by reference from our Annual Report 2018 on pages 51-87. We derived the selected consolidated income statement and balance sheet data as of December 31, 2016, 2015 and 2014 and for the years ended 2015 and 2014 from our audited consolidated financial statements not included or incorporated by reference herein with the exception for amounts that have been restated in accordance with footnote 1 below. You should read this data in conjunction with our consolidated financial statements and related notes appearing in pages 51 - 87 in our Annual Report 2018. Our historical results are not necessarily indicative of our future results.

        The consolidated financial statements represents the consolidated financial statements of Zealand Pharma A/S and its subsidiaries.

Selected financial data

IFRS figure in DKK thousand, except per share numbers and number of shares	2018	Restated(1) 2017	Restated(1) 2016	Restated(1) 2015	Restated(1) 2014
Income statement data
Revenue	37,977	136,322	230,864	182,573	150,633
Operating result	652,390	–249,371	–119,032	–85,742	–76,253
Result before tax	625,056	–280,758	–162,796	–124,247	–75,206
Net result for the year	581,282	–275,258	–157,296	–118,372	–67,706
Earnings per share data
Earnings/loss per share—basic (DKK)	18.94	–9.88	–6.47	–5.13	–2.99
Earnings/loss per share—diluted (DKK)	18.94	–9.88	–6.47	–5.13	–2.99
Statement of financial position data
Total assets	1,229,797	721,285	683,116	627,621	593,273
Equity (net assets)	1,116,281	514,669	267,381	244,803	249,815
Share capital	30,787	30,751	26,142	24,353	23,193
Treasury shares	64	64	564	564	564
Dividends per share	0.00	0.00	0.00	0.00	0.00
Number of shares	30,786,827	30,751,327	26,142,365	24,352,769	23,193,047

(1)
Reference is made to Note 1 on pages 55-63 and 'Consolidated Key Figures', page 11, and the 'Consolidated financial statements', pages 51-87 in our Annual Report 2018 for further data.

Exchange rate information

        The following table presents information on the exchange rates between the DKK and the U.S. Dollar for the periods indicated, as published by Danmarks Nationalbank.

DKK per USD	Monthly average rate	Period end rate	High	Low
2014	5.65	6.12	6.12	5.35
2015	6.73	6.83	7.08	6.18
2016	6.73	7.05	7.13	6.52
2017	6.55	6.21	7.16	6.17
2018	6.32	6.52	6.63	5.96
Last 6 months
September 2018	6.40	6.44	6.45	6.33
October 2018	6.50	6.59	6.59	6.43
November 2018	6.56	6.57	6.63	6.49
December 2018	6.56	6.52	6.61	6.52
January 2019	6.54	6.50	6.58	6.47
February 2019	6.57	6.54	6.63	6.51
March 2019 (through March 7)	6.59	6.62	6.62	6.55

        On March 7, 2019, the latest available date, Danmarks Nationalbank's daily official exchange rate was 6.62.

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.    RISK FACTORS

Risks Related to Our Business

We have incurred net losses in recent periods and may continue to do so.

        Although we made a net profit of DKK 581.3 million in 2018, we recognized net losses of DKK 275.3 million in 2017 and DKK 157.3 million in 2016. Our net profit in 2018 was primarily as a result of the sale of future royalties and milestones from our Sanofi license agreement which may not necessarily be the case for future periods. These losses were primarily the result of our internal and external research expenditures and development costs for conducting preclinical studies and clinical trials in respect of our internal product portfolio. Our ability to generate revenue from our internal product portfolio depends on our ability to successfully develop and commercialize our product candidates and to obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates.

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

        Any net losses we incur may fluctuate significantly from year to year, such that a year-to-year comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of our American Depository Shares, or ADSs, to decline.

The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we or our collaboration partners are ultimately unable to obtain regulatory approval for our internal or out-licensed product candidates, our business could be substantially harmed.

        The time required to obtain approval by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA and other comparable regulatory authorities is unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and varies among jurisdictions. We have not obtained regulatory approval in the United States for any product candidate for which we retain full development, commercialization and marketing control, and it is possible that none of our existing product candidates or any product candidates that we may seek to develop in the future will ever obtain regulatory approval.

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

        For certain marketed products, product candidates and clinical development programs, we do, and may in the future continue to, rely on our collaboration partners to develop, conduct clinical trials of, and commercialize our product candidates and approved products. We have existing collaborations with Boehringer Ingelheim GmbH, or BI, and, with Beta Bionics Inc., or Beta Bionics, our Licensees. We may also enter into collaboration agreements with other parties in the future relating to product candidates. Ultimately, if such out-licensed product candidates are advanced through clinical trials and receive marketing approval from the EMA, the FDA or similar regulatory authorities, certain of our collaboration partners will be responsible for commercialization of these out-licensed products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such out-licensed products depends on the successful development, regulatory approval, marketing and commercialization by our collaboration partners. If our collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our out-licensed product candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from royalties and milestone payments from such product candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

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

        In addition, certain collaboration agreements provide our collaboration partners with rights to terminate such agreements and licenses granted under such agreements under various conditions, which, if exercised, would adversely affect our product development efforts, could make it difficult for us to attract new collaboration partners and may adversely affect our reputation. Our collaboration partners may have the right to terminate their respective collaboration agreements with us. Any such termination of any agreement or any future agreement that we may enter into with our collaboration partners could have a material adverse effect on our business, financial position and results of operations.

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

Pursuant to our Sale and Purchase Agreement with Royalty Pharma to sell and transfer the royalty streams from the Sanofi License Agreement, we have assigned our right to receive royalty revenue from the sales of Adlyxin/Lyxumia and/or Soliqua 100/33/ Suliqua and, with the exception of certain development milestone payments under our other existing collaboration, we have no ongoing source of revenue.

        In 2003 we entered into our global license agreement, or the Sanofi License Agreement, with Sanofi-Aventis Deutschland GmbH, or Sanofi GmbH, a wholly-owned subsidiary of Sanofi S.A., or Sanofi. The Sanofi License Agreement granted Sanofi the exclusive worldwide rights to develop, manufacture, commercialize and market lixisenatide, both as a stand-alone product and combination therapy. To date, the majority of our revenue has been derived from milestone payments made by Sanofi, as well royalty payments received from Sanofi on sales of these products.

        Lixisenatide, is out-licensed to and marketed by Sanofi both as a stand-alone therapy under the brand names Adlyxin in the United States and Lyxumia in the EU and in various other jurisdictions, and as a combination therapy with Lantus, the brand name of insulin glargine developed by Sanofi, under the brand name Soliqua 100/33 in the United States, and in some European countries under the brand name Suliqua.

        On September 6, 2018 we, together with two of our wholly-owned subsidiaries, entered into a purchase and sale agreement, or the Royalty Pharma Agreement, with Royalty Pharma Investments ICAV, or Royalty Pharma, to sell and transfer our and our subsidiaries' respective rights to receive royalties and $85 million of potential commercial milestones in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018, payable under the Sanofi License Agreement in consideration for an upfront one-time payment of $205 million. We and our subsidiaries also remain eligible to receive payments from Sanofi of up to $15 million, expected in 2020. However, we cannot be certain with regards to the timing and final amount of this payment, as both are dependent on factors that are outside of our control.

        With the transfer to Royalty Pharma of all the royalties that we were due to earn under the Sanofi License Agreement, with the exception of the aforementioned payments of up to $15 million together with any certain development milestone payments we may become entitled to under agreements with our other collaboration partners and potential future royalties should any products concerning those collaborations be approved, we currently have no source of revenue and are reliant on our cash on hand and potential capital raising efforts to fund the development of our internal pipeline of product candidates.

        Further, while we are no longer directly exposed to the level of any royalty or milestone payments from Sanofi during the term of the Royalty Pharma Agreement, we have certain administrative obligations toward Royalty Pharma which require that we must maintain the intellectual property on lixisenatide and pay the relevant renewals thereon in a timely manner. In addition to this, certain of our obligations to Sanofi under the Sanofi License Agreement will also continue.

        A failure by us to comply with the terms of the agreements with Sanofi and/or Royalty Pharma may place us in breach of our contractual obligations with either party and expose us to liability for indemnification of either party and/or may result in arbitration and/or litigation against us. An adverse ruling in such litigation may lead, to an award of significant damages, loss of profits and/or award of attorney fees against us.

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

        As of December 31, 2018, our cash and cash equivalents and securities were DKK 1,159.2 million. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations for at least the next twenty four months. However, our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs to decline. The sale of additional equity or convertible securities could be dilutive to our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain adequate financing, we may be required to delay, reduce or eliminate the number or scope of our projects and internal product candidates (including our preclinical studies and clinical trial programs). We could also be required to seek funds through arrangements with collaboration partners or at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or internal product candidates or otherwise agree to terms unfavorable to us. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any internal product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects.

We may not be successful in our efforts to use cash flows from our approved out-licensed products to expand our novel, internal target discovery platform to build a pipeline of product candidates.

        A key element of our strategy is to use cash flows from our portfolio of approved, out-licensed drug products to build a pipeline of novel internal product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our R&D efforts to date have resulted in the development of out-licensed product candidates directed at various diseases, we may not be able to develop additional product candidates in a sufficient timeframe, if at all, to provide for the further development of our pipeline of internal product candidates. Additionally, with our entering into the Royalty Pharma Agreement, we, and two of our wholly-owned subsidiaries, have transferred all the royalties and $85 million of potential commercial milestones that we were due to earn from the Sanofi License Agreement in exchange for a one-time upfront payment of $205 million. As a result we no longer have the rights to receive ongoing royalties in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018. Our other ongoing collaborations with BI and Beta Bionics do not have any approved products, and other than milestone payments that may become due under our ongoing collaborations with BI and Beta Bionics upon the achievement of certain clinical milestones, we are not currently entitled to any royalty or other payments thereunder which could be used to help progress our internal pipeline of product candidates through clinical development. Our current internal product candidates are in late stages of clinical development and will require further clinical development and testing, and eventually regulatory approval, prior to commercialization. Even if we are successful in continuing to develop our out-licensed pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop our out-licensed product candidates and if these out-licensed product candidates are not successfully commercialized by our collaboration partners, we will face difficulty in funding our internal pipeline of product candidates and in generally obtaining product revenue in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs or our ordinary shares.

Risks Related to Our Products and Product Candidates

We are dependent on the clinical success of our internal product candidates, including glepaglutide and dasiglucagon.

        We are dependent on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our other internal product candidates, including glepaglutide and dasiglucagon. Our internal product candidates will require additional R&D clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing efforts before any revenue can be generated from product sales. We are not permitted to market or promote any of our product candidates in any jurisdiction before we receive regulatory approval from the FDA, the EMA or any other comparable regulatory authority in that jurisdiction, and we may never receive such regulatory approval for any of our product candidates in any particular jurisdiction or at all. We cannot assure you that our clinical trials for glepaglutide or dasiglucagon will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, EMA or any other comparable regulatory authority for any of our product candidates. We cannot be certain that we will advance any other product candidates that are part of our early non-clinical pipeline into clinical trials. If any of our advanced product candidates such as glepaglutide and dasiglucagon or any future product candidate is not approved and commercialized in any particular jurisdiction, we may not be able to generate any royalties or product revenue, as the case may be, for that product candidate at all or in such jurisdiction. Moreover, any delay or setback in the development of any product candidate could materially adversely affect our business and cause the price of the ADSs or our ordinary shares to fall.

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

  •
  the results may not meet the level of statistical significance required by the FDA, the EMA or other relevant regulatory agencies to establish the safety and efficacy of our product candidates for continued trial or marketing approval; and

  •
  our collaboration partners or contract research organizations, or CROs, are unable or unwilling to perform under their contracts.

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

        Our two late stage clinical programs are intended to be designated as orphan products. In the case of glepaglutide, its principle indication is intended for the treatment of short bowel disease and for dasiglucagon one of the potential indications is for the treatment of chronic hyperinsulisum (CHI). Products that developed are for the treatment of orphan diseases receive additional assistance, faster processing and reduced application fees from regulatory authorities like the FDA, EMA or comparable authorities in other countries. In addition to these benefits, orphan indications also receive additional exclusivity protections that are not awarded to non-orphan drugs and enable orphan drugs to be awarded additional market exclusivity. If we are unable to obtain orphan protection for glepaglutide or for daisiglucagon or our other products we may have to pay additional fees to the regulatory authorities, face slower approval time or be unable to prevent other companies from producing very similar products in the same therapeutic area or even competition from generic producers.

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

        If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical and clinical drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third party manufacturers to manufacture our product candidates are subject to the FDA's, the EMA's and other comparable regulatory authorities' preapproval inspections that will be conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third party manufacturers for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, the EMA or other comparable regulatory authority, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have no control over the ability of our contract manufacturers or other third party manufacturers to maintain adequate quality control and quality assurance procedures and qualified personnel. If the FDA, the EMA or another comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

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

        The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. We have competitors in each of the disease fields in which we compete, many of which have substantially greater name recognition, commercial infrastructure and financial, technical and personnel resources than we have. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with larger and established companies. Significant competitive factors in our industry include product efficacy and safety, quality and breadth of an organization's technology, skill of an organization's employees and its ability to recruit and retain key employees, timing and scope of regulatory approvals, government reimbursement rates for, and the average selling price of, products, the availability of raw materials and qualified manufacturing capacity, manufacturing costs, intellectual property and patent rights and their protection and sales and marketing capabilities. While we believe that our product and product candidate platform, development expertise and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions.. There can be no assurance that our competitors will not deploy their superior resources to damage our and our drug candidates' prospects. Given the intense competition in our industry, we cannot assure you that any of the products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors.

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

        We are subject to the Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and their intermediaries from making or offering improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA generally also requires companies listed on a U.S. stock exchange to maintain a system of adequate internal accounting controls and to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets. Because of the predominance of government-sponsored health care systems around the world, many of our commercial relationships outside of the United States are with governmental entities, and personnel of such entities may be considered non-U.S. officials for purposes of the FCPA. Violations of the FCPA and other applicable anti-bribery laws are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have adopted a written code of business conduct and other policies and procedures to assist us and our personnel in complying with the FCPA and other applicable anti-bribery laws prior to completion of the offering. However, our personnel and others acting on our behalf could take actions that violate these requirements, which could adversely affect our reputation, business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

        Our management has concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2018 due the material weaknesses we identified in the design and operating effectiveness of our internal controls over financial reporting, including lack of sufficient competencies related to IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting in connection with our financial statement preparation process for the years ended December 31, 2018, 2017, 2016 and 2015. Under the standards established by the U.S. Public Company Accounting Oversight Board, or the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company's annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by us relate to our processes to assess risk and to design and implement effective control activities over financial reporting. we did not have formalized risk assessment, oversight and compliance processes or formalized control descriptions for all of our key controls. Where control descriptions existed, they did not necessarily include all relevant information to enable the operating effectiveness of such controls and it was not clear whether adequate controls were performed in all areas. Where control activities were dependent on certain information, which is referred to as our IUC, we did not perform or document controls to assess the completeness and accuracy of such information. We did not then monitor control activities and identified control deficiencies; thus, we were unable to evaluate whether other deficiencies, individually or in combination, resulted in a reasonable possibility that a material misstatement of our annual financial statements would not be prevented or detected on a timely basis. Further, restatements resulting from the correction of certain misstatements in our annual financial statements included in this prospectus have been identified. These restatements occurred due to the lack of sufficient overall review of the financial statements and lack of oversight of the application and implementation of accounting policies and accounting standards by the Company.

        In addition to the hiring of a Chief Accountant in late 2017 and engaging external experts to improve our competencies with respect to IFRS and SEC reporting, as of December 31, 2018 we have implemented a formalized process for risk assessment, completed the design and documentation of our key controls to respond to the identified risks, and implemented a formalized process for performing our evaluation of the effectiveness of our internal controls over financial reporting as of the date of our annual report. We have hired additional finance and accounting personnel with appropriate expertise to perform specific functions and intend to hire additional personnel to further assist in the implementation of improved processes and internal controls, build our financial management and reporting infrastructure and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight.

        While management believes that the steps that we have taken and plans to continue to take, will improve its overall system of internal control over financial reporting and will remediate identified material weaknesses, the material weaknesses cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company's internal control over financial reporting in the future. Further, we do not know the specific time frame needed to fully remediate the material weaknesses identified.

        Additionally, even if the material weakness in the design and operating effectiveness of our internal controls over financial reporting that had identified was remediated by our actions, we may discover future deficiencies or material weaknesses in our internal controls over financial reporting, including those identified through testing conducted by us pursuant to Section 404(a) of the Sarbanes-Oxley Act or subsequent testing by our independent registered public accounting firm when required pursuant to the Sarbanes-Oxley Act. Such deficiencies may be deemed to be significant deficiencies or material weaknesses and may require changes to our consolidated financial statements or identify other areas for further attention or improvement. Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address any outstanding material weaknesses, continued disclosure of such significant deficiencies and material weaknesses may be required in future filings with the SEC, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

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

        Even if our patents do successfully issue and even if such patents cover our product candidates and methods of use, third parties may initiate interference, re-examination, post-grant review, inter partes review, or derivation actions in the U.S. Patent and Trademark Office, or theUSPTO, may initiate third party oppositions in the European Patent Office, or the EPO, or similar actions challenging the validity, enforceability or scope of such patents in other patent administrative proceedings worldwide, which may result in our patent claims being narrowed or invalidated. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. Further, if we initiate legal proceedings against a third party to enforce a patent covering our product candidate or technology, the defendant could counterclaim that the patent covering our product candidate or technology is invalid or unenforceable. In patent litigation in the United States, certain European and other countries worldwide, it is commonplace for defendants to make counterclaims alleging invalidity and unenforceability in the same proceeding, or to commence parallel defensive proceedings such as patent nullity actions to challenge validity and enforceability of asserted patent claims.

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

        Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims on a country-by-country basis, which can be expensive, unpredictable, time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent's claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

        Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the market price of the ADSs. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation, any award of damages or loss of profit and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

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

        Depending upon the timing and duration of the U.S. regulatory review process and patent life considerations, certain of our U.S. patents may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments provide up to five years of patent term extension, or PTE, on a patent that covers an approved product or method of use as compensation for patent term lost during the FDA regulatory review process. Patent term restoration cannot extend the term of a patent beyond a total of 14 years from the product's approval date. Only one patent with a claim covering an approved drug or method is eligible for the extension, and the extension must be applied for prior to the patent expiration date (which due date may be extended by submission of one or more applications for interim extensions for periods of up to one year each and cannot be extended longer than the maximum period of patent term extension). The USPTO, in consultation with the FDA, reviews and approves a request for patent term extension or restoration and calculates the PTE period that will be awarded. PTE only extends patent coverage on the approved product or method of use.

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

        Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We have written agreements with collaboration partners that provide for the ownership of intellectual property arising from our collaborations. These agreements provide that we or our licensees must negotiate certain commercial rights with collaboration partners with respect to joint inventions or inventions made by our collaboration partners that arise from the results of the collaboration. In addition, our standard employment contracts ensure that any inventions are ours by right and this contractual position is in addition to our rights to any invention by the operation of law where we conduct research and development ourselves.

        In some instances, there may not be, or parties may dispute that there are, adequate written provisions to address clearly the resolution of intellectual property rights that may arise from collaboration. If we or our licensees cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third party collaboration partner's materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaboration partner's samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business, financial position, results of operations and future growth prospects.

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

        The current presidential administration and U.S. Congress have also recently attempted to repeal or "repeal and replace" the Affordable Care Act, or the ACA. Although those efforts did not succeed, the presidential administration may continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. There is still uncertainty with respect to the impact President Trump's administration and the U.S. Congress may have on the ACA, if any, and any changes will likely take time to unfold. Additionally, since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. For example, on December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the entire ACA is invalid based primarily on the fact that the Tax Cuts and Jobs Act of 2017 repealed the tax-based shared responsibility payment imposed by the ACA, on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the "individual mandate". While the Texas District Court Judge, as well as the current presidential administration and the Centers for Medicare and Medicaid Services, have stated that this ruling will have no immediate effect, it is unclear how this decision and subsequent appeals will impact the law and the effect such impact could have on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA.

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

        Likewise, the annual Medicare Physician Fee Schedule update, which, until recently, was based on a target-setting formula system called the Sustainable Growth Rate, or SGR, , was adjusted to reflect the comparison of actual expenditures to target expenditures. Because one of the factors for calculating the SGR was linked to the growth in the U.S. gross domestic product, or GDP, the SGR formula often resulted in a negative payment update when growth in Medicare beneficiaries' use of services exceeded GDP growth. Congress repeatedly intervened to delay the implementation of negative SGR payment updates. For example, on April 1, 2014, with the enactment of the Protecting Access to Medicare Act of 2014, Congress prevented the 24% cut that was to occur by continuing the previously implemented 0.5% payment increase through December 31, 2014 and maintaining a 0% payment update from January 1, 2015 through March 31, 2015. However, on April 14, 2015, Congress passed the Medicare Access and CHIP Reauthorization Act of 2015, which was signed into law by President Obama on April 16, 2015. This law repeals the SGR methodology from the physician payment formula, institutes a 0% update to the Medicare Physician Fee Schedule for the January 1 to July 1, 2015 period, a 0.5% payment update for July 2015 through the end of 2019, and a 0% payment update for 2020 through 2025, along with a merit-based incentive payment system beginning January 1, 2019, that will replace current incentive programs. For 2026 and subsequent years, the payment update will be either 0.75% or 0.25%, depending on which Alternate Payment Model the physician participates.

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

  •
  the anti-inducement law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary's selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

  •
  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;

  •
  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

  •
  the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and ACA that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMMS, payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

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

        The risk of us being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. For example, the definition of the "remuneration" under the federal Anti-Kickback Statute has been interpreted to include anything of value. Further, courts have found that if "one purpose" of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated.

        Additionally, recent healthcare reform legislation has strengthened federal and state healthcare fraud and abuse laws. For example, the ACA amends the intent requirement of the federal Anti-Kickback Statute and criminal healthcare fraud statutes to clarify that liability under these statutes does not require a person or entity to have actual knowledge of the statutes or a specific intent to violate them. Moreover, the ACA provides that the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Furthermore, on January 31, 2019, the Department of Health and Human Services (HHS) and HHS Office of Inspector General (OIG) proposed an amendment to one of the existing Anti-Kickback safe harbors (42 C.F.R. 1001.952(h)) which would prohibit certain pharmaceutical manufacturers from offering rebates to pharmacy benefit managers ("PBMs") in the Medicare Part D and Medicaid managed care programs. The proposed amendment would remove protection for "discounts" from Anti-Kickback enforcement action, and would include criminal and civil penalties for knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or reward the referral of business reimbursable under federal health care programs. At the same time, HHS also proposed to create a new safe harbor to protect point-of-sale discounts that drug manufacturers provide directly to patients, and adds another safe harbor to protect certain administrative fees paid by manufacturers to PBMs. If this proposal is adopted, in whole or in part, it could affect the pricing and reimbursement for any products for which we receive approval in the future. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws.

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

        In recent years, tax authorities around the world have increased their scrutiny of company tax filings, and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development, or OECD, has proposed a number of tax law changes under its Base Erosion and Profit Shifting, or BEPS, Action Plans to address issues of transparency, coherence and substance.

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

The UK's pending withdrawal from the EU could result in increased regulatory and legal complexity, which may make it more difficult for us to do business in the EU and the rest of Europe and impose additional challenges in securing regulatory approval of our product candidates in the EU and the rest of Europe.

        The UK is a major market for pharmaceutical products, in general, and for products that treat diabetes, in particular. On June 23, 2016, the UK voted to leave the EU in an advisory referendum, which is generally referred to as Brexit. On March 29, 2017, the UK delivered notice under Article 50 of the Lisbon Treaty of its intent to leave the EU. The UK is currently scheduled to leave the EU on May 29, 2019, unless this date is extended. To date there has been no agreement between the EU and the U.K. on the terms of the exit.

        Brexit, the subsequent high-profile failures of the UK to agree on an exit strategy, and the pending withdrawal of the UK, may lead to legal uncertainty and potentially divergent laws and regulations between the UK and the EU, as the UK determines which EU laws to replicate or replace and this uncertainty may persist for years. We cannot predict whether or not the UK will significantly alter its current laws and regulations in respect of the pharmaceutical industry and, if so, what impact any such alteration would have on us or our business. Moreover, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products, (ii) the process to obtain regulatory approval in the United Kingdom for product candidates or (iii) the award of exclusivities that are normally part of the EU legal framework (for instance Supplementary Protection Certificates, Pediatric Extensions or Orphan exclusivity).

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

        As a result of Brexit, other European countries may seek to conduct referenda with respect to their continuing membership with the EU. Given these possibilities and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the EU would have and how such withdrawal would affect us, and the full extent to which our business could be adversely affected.

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

ITEM 4    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        We were founded in 1998 and are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. We intend to be a leader in specialty medicines focusing on metabolic and gastrointestinal diseases and other specialty disease areas with significant unmet medical needs.

        Our current pipeline of internal product candidates focuses on specialty gastrointestinal and metabolic diseases. Our portfolio also includes two clinical license collaborations with Boehringer Ingelheim.

        Since 2003 we have had a license collaboration with Sanofi, or the Sanofi License Agreement, in the diabetes field pertaining to the development and commercialization of lixisenatide, both as a standalone therapy and as a combination therapy. Pursuant to the Sanofi License Agreement, we were entitled to receive certain royalties and commercial milestones in respect of global net-sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® . On September 6, 2018 we, together with two of our wholly-owned subsidiaries, entered into a purchase and sale agreement with Royalty Pharma, or the Royalty Pharma Agreement, pursuant to which we sold and transferred our and our subsidiaries' respective rights to receive royalties and USD 85 million of potential commercial milestones in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018. On September 17, 2018 we received DKK 1,310.2 million, or $205.0 million, upon closing of the transactions contemplated by the Royalty Pharma Agreement and redeemed our ZP SPV Notes issued in 2014 and related debt, making us debt free. The net gain from the transaction amounted to DKK 1,098.9 million, or $170.6 million. In addition, we also remained eligible for a payment from Sanofi of potentially up to USD 15.0 million related to an offset from a settlement of an intellectual property dispute. However, we cannot be certain with regards to the timing and final amount of this payment, as both are dependent on factors that are outside of our control.

        Under the terms of the Royalty Pharma Agreement, we remain required to perform certain of our obligations under the Sanofi License Agreement and to perform cetain administrative obligations under the Royalty Pharma Agreement, which include that retain the underlying intellectual property and pay the relevant renewals thereon in a timely manner. A failure by us to comply with the terms of the Royalty Pharma Agreement or the Sanofi License Agreement may place us in breach of our contractual obligations with either party, expose us to liability for indemnification of either party and/or may result in arbitration and/or litigation against us that may lead, in the event of an adverse finding against us, to an award of significant damages, loss of profits and/or award of attorney fees against us. For a further discussion of the Royalty Pharma Agreement and the Sanofi License Agreement, see note 7 in the consolidated financial statements of our Annual Report 2018.

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

        Our shares are listed on Nasdaq Copenhagen (ZEAL). Our American Depositary Shares (ADS) are listed on the Nasdaq Global Select Market ("NASDAQ") in the United States (ZEAL).

  Legal name: Zealand Pharma A/S

  Commercial name: Zealand Pharma

  Domicile: Smedeland 36, 2600 Glostrup, Denmark

  Tel: +45 8877 3600

  Fax: +45 8877 3898

  Website: zealandpharma.com

        The SEC maintains an Internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.zealandpharma.com.

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

Important events in 2018

        Reference is made to '2018 Achievements', page 9 in our Annual Report 2018 for a description of important events in 2018. Further, reference is made to Note 7 'Other operating income' and Note 20 'Royalty bond' to the consolidated financial statements on page 75 and 82-83 in our Annual Report 2018 for discussion regarding the sale of future royalties and the repayment of the Royalty bond.

Capital expenditure

        Capital expenditures primarily relate to purchase of lab equipment at our location in Glostrup, Denmark. All capital expenditures are expected to be financed internally through cash flows from operations.

        We have no capital expenditure for property, plant and equipment for the interim period of 2019 prior to the publication of this Annual Report on Form 20-F.

Public takeover offers in respect of the Company's shares

        No such offers occurred during 2018 or 2019 to date.

B. BUSINESS OVERVIEW

        We were founded in 1998 and is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by us have advanced into clinical development, of which two have reached the market. Our current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Our portfolio also includes two clinical license collaborations with Boehringer Ingelheim reference is made to 'Partnered Programs:Obesity/type 2 diabetes, page 29 in our Annual Report 2018.

        We have four fully owned programs in late clinical development:

1 Glepaglutide, a long-acting GLP-2 analog in development for the treatment of short bowel syndrome (SBS).

        The pivotal Phase 3 trial in 129 patients was initiated in Q4 2018 with expected results by mid- 2020.

        Dasiglucagon, a Zealand-invented proprietary glucagon analog currently in development for three different indications:

2 Dasiglucagon in Dual-hormone pump therapy for diabetes treatment

        We have already reported positive results from two Phase 2a trials during the second quarter of 2017, and the initiation of a small Phase 2b trial in iLet™ dual-hormone artificial pancreas system is planned for 2019.

3 Dasiglucagon Hypoplal ® Rescue Pen for severe hypoglycemia

        Ready-to-use dasiglucagon may offer diabetes patients and their families a fast treatment solution for severe hypoglycemia that is easier to use than currently marketed glucagon kits. The pivotal Phase 3 trial with dasiglucagon for the treatment of severe hypoglycemia was completed with good results in 2018. A pediatric Phase 3 trial was initiated in the end of 2018, with results expected in H2 2019.

4 Dasiglucagon for Congenital hyperinsulinism

        Congenital hyperinsulinism, or CHI, is an ultra-rare but devastating disease caused by inappropriately elevated insulin secretion irrespective of glucose levels. This leads to frequent and often severe hypoglycemia and long-term irreversible damage to health. In 2017, the FDA in the U.S. and the Committee for Orphan Medicinal Products in the EU issued a positive opinion on an orphan medicinal product application for our glucagon analog. In January 2018, the FDA issued a safe-to-proceed letter, and a first Phase 3 trial started in Q1 2019.

        In addition to the late stage clinical programs we also have a pipeline of pre-clinical programs with the potential to enter into the clinic in 2019 and the years to come.

Our Product Pipeline

        We operate within the global market for peptide based medicines. All revenues are generated from milestone and royalty payments related to our license agreements. See Note 2 'Revenue' to the consolidated financial statements on pages 64-66 in our Annual Report 2018 for disclosure of revenue by category. We do not sell products to specific geographic markets.

        The chart below summarizes the development stage and status of our portfolio of product candidates:

(1)
Partnered with Boehringer Ingelheim. Zealand eligible for EUR 365m in outstanding milestones;

(2)
Partnered with Boehringer Ingelheim. Zealand eligible for EUR 283m in outstanding milestones

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

        Reference is made to the sections 'Our programs on pages 18-31 in our Annual Report 2018.

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

        We compete with companies that are producing drugs for, among other disease indications, SBS, such as Takeda plc which currently markets and distributes Gattex, and hypoglycemia, such as Novo Nordisk and Eli Lilly which each market and distribute glucagon rescue kits.

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

Patent and Patent Application Portfolio

        We own one patent family covering lixisenatide, including 45 non-US patents in 10 non-US jurisdictions, all licensed exclusively to Sanofi. We own two patent families covering two related proprietary GLP-2 analogs, glepaglutide and elsiglutide or backup candidates. These two patent families include 59 non-US patents in 16 non-US jurisdictions and 7 pending patent applications in 4 jurisdictions. Although the disclosures of one of these two patent families encompass both elsiglutide and glepaglutide, it has been possible to claim the subject matter relating to elsiglutide and glepaglutide in separate patents in the United States. For our internal compound dasiglucagon, a glucagon analog that has a favorable stability profile, we own one patent family including 19 pending non-US patent applications and in 18 non-US jurisdictions.

        We also possess Intellectual Property ("IP") with respect to certain technologies we employ when designing novel peptide drug candidates. An example of one of our internal peptide enhancing technologies is the SIP technology. The SIP technology adds a number of specific amino acids to a peptide thereby strengthening or tightening the molecular structure to make the peptide less susceptible to biological degradation. This may help maintain the peptide in the blood for a longer period of time before the peptide is degraded and may permit less frequent dosing of the peptide. The SIP technology has been employed for the development of lixisenatide, glepaglutide and elsiglutide.

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

Elsiglutide and glepaglutide

        We own two patent families, which include 59 non-US patents and 16 pending non-US applications in a total of 54 non-US jurisdictions. The first patent family discloses both the elsiglutide compound and the glepaglutide compound, which are structurally-related GLP-2 receptor agonists developed using our SIP technology.

        The first patent family includes six granted U.S. patents and one granted European patent (validated in 30 countries). The first patent family also includes granted patents in Australia, Canada, China (two), Eurasia (designated in 9 countries), Hong Kong, Israel (three), India(two), Japan (thre), South Korea (three), Mexico, New Zealand (three), Ukraine and South Africa(two). The granted U.S. patents include composition of matter claims covering both the peptide and composition of elsiglutide and glepaglutide, and claims drawn to a method of treating CID by administering elsiglutide and a method of treating inflammatory bowel disease by administering glepaglutide. The granted European patent includes claims drawn to the composition of matter of a genus of compounds that encompasses elsiglutide and glepaglutide and of elsiglutide and glepaglutide, as well as analogs thereof and methods of using elsiglutide and glepaglutide for the preparation of a medicament to treat or prevent side effects of chemotherapy, including diarrhea. Twelve applications are pending in this family in the US and non-US jurisdictions, including Brazil, Europe, Hong Kong, India, Japan, Norway and South Africa. The patents in this patent family have a nominal expiration date in May 2026, with the exception of one of the granted U.S. patents, which has an adjusted expiration date in June 2026.

        The granted European patent in this first patent family was opposed in the EPO by a competitor. The Opposition Division of the EPO maintained all original claims at a hearing in June 2014. The decision to maintain the patent with narrow claims covering glepaglutide and elsiglutide was made final at an oral hearing November 2018 before the Technical Board of Appeals of the EPO.

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

Dasiglucagon

        We own one patent family covering dasiglucagon, including granted patents in 13 European countries and 19 patent applications outstanding in 18 jurisdictions. The pending claims in this patent family cover the dasiglucagon compound and a group of structurally related compounds having glucagon agonist activity and increased solubility and/or stability relative to the native glucagon. The pending claims also cover pharmaceutical compositions comprising such compounds and related uses for treating a variety of diseases including hypoglycemia, type 1 and 2 diabetes and other metabolic conditions, and nucleic acid molecules for expression of the compounds in host cells. The patents in this family, when issued, will have a nominal expiration date in July 2033.

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

C. ORGANIZATIONAL STRUCTURE

        For information regarding our organizational structure, please refer to the section 'Business overview' on page 54 in our Annual Report 2018.

D. PROPERTY, PLANT AND EQUIPMENT

        We lease approximately 5,344 square meters of office space at Smedeland 36 and Smedeland 26B, 2600 Glostrup (Copenhagen), Denmark for our corporate headquarters and other administrative functions. The lease for this facility may, subject to certain Danish law restrictions, be terminated by us or the lessor upon six months' prior written notice. We have recently signed a new lease of approximately 7,181 square meters of office and laboratory space at Sydmarken 5, 2860 Søborg, Denmark. The lease is interminable for 13 years for Zealand and 15 years for Ejendomsselskabet

Sydmarken 5 A/S ("the landlord") from the date when Zealand moves in to the facilities, which is expected to be around September 1 2019. After said periods Zealand can, without restrictions, and the landlord, subject to certain restrictions under Danish law, terminate the lease upon 12 months written notice.

ITEM 4A    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates

        Reference is made to Note 1 'Significant accounting policies and significant accounting estimates and assessments' to the consolidated financial statements on pages 55-63 in our Annual Report 2018.

New accounting pronouncements

        Reference is made to Note 1 'Significant accounting policies and significant accounting estimates and assessments' to the consolidated financial statements on pages 55-63 in our Annual Report 2018.

A. OPERATING RESULTS

        Reference is made to the section 'Financial review' contained on pages 41-43 in our Annual Report 2018 and "Item 3—Key Information—D. Risk Factors". Reference is further made to 'Risk management and internal control' on pages 38-39 in our Annual Report 2018.

        The financial condition of the Group and its development is described in our Annual Report 2018. The information in this section is based on these reports and should be read in conjunction with our Annual Report 2018. The analysis and discussion included in our Annual Report 2018 is primarily based on the consolidated financial statements, which are prepared in accordance with IFRS as issued by the IASB.

2018 compared with 2017

        The section 'Financial review' contained on pages 41-43 in our Annual Report 2018 constitutes the Board of Directors' and Executive Management's discussion and analysis of results of operations.

2017 compared with 2016

        Revenue for the year ended December 31, 2017 was DKK 136.3 million, as compared to DKK 230.9 million for the year ended December 31, 2016 reflecting a decrease of 41% (or DKK 94.5 million) in 2017, as compared to 2016.

        Revenue from milestone payments was DKK 101.0 million for the year ended December 31, 2017, as compared to DKK 210.4 million for the year ended December 31, 2016, reflecting a decrease of 52% (or DKK 109.4 million) in 2017, as compared to 2016. Milestones comprise a payment of DKK 69.6 million from Sanofi in connection with the EU approval of Suliqua® and a payment of DKK 29.8 million from Boehringer Ingelheim related to the initiation of Phase 1 trials for the long-acting amylin analog. A milestone payment of DKK 1.7 million was also received from a license agreement with Protagonist Therapeutics Inc. Milestones in 2016 relate to the FDA approval of Adlyxin and Soliqua® 100/33 in the United States in July 2016 and November 2016, triggering milestone payments from Sanofi of DKK 33.5 million and DKK 175.2 million, respectively. Royalty income was DKK 35.3 million for the year ended December 31, 2017, as compared to DKK 20.4 million for the year ended December 31, 2016, reflecting an increase of 73% (or DKK 14.9 million) in 2017, as compared to 2016. The increase in royalty income was due to decreased sales of Lyxumia offset by royalty income from first year sales of Soliqua® 100/33.

        Royalty expenses for the year ended December 31, 2017 were DKK 14.2 million, as compared to DKK 30.9 million for the year ended December 31, 2016. Royalty expenses for the years ended December 31, 2017 and 2016 were comprised of payments that we made with respect to royalty payments received by us from the sales of Lyxumia and Soliqua® 100/33 plus milestone payments received from Sanofi. We pay royalties of 13% on all revenue related to lixisenatide under the Sanofi

License Agreement to Alkermes and 0.5% of the total amounts we receive in connection with our SIP modified peptides to one of the inventors of our SIP technology.

        R&D expenses for the year ended December 31, 2017 were DKK 324.7 million, as compared to DKK 268.2 million for the year ended December 31, 2016 reflecting an increase of 21% (or DKK 56.5 million) in 2017, as compared to 2016. The increase in R&D expenses for the year ended December 31, 2017 was primarily related to external costs of DKK 30.6 million from accelerated development activities. This figure comprises costs for the three dasiglucagon programs, including the two Phase 3 trials relating to the rescue pen for severe hypoglycemia and the two Phase 2b trials for dasiglucagon to be used in a dual-hormone artificial pancreas. It also includes costs for finalizing the Phase 2 trial with glepaglutide as well as costs relating to preclinical activities. The R&D share of the personnel expenses for the year ended December 31, 2017 amounted to DKK 119.5 million, as compared to DKK 109.5 million for the year ended December 31, 2016, reflecting an increase of 9.1% (or DKK 10.0 million) in 2017, as compared to 2016. The increase in R&D share of the personnel expenses in the year ended December 31, 2017, as compared to the year ended December 31, 2016, was primarily due to an increase in the number of employees in the clinical development function.

        As of December 31, 2017 and 2016, we have not capitalized any development expenses, and, accordingly, all such costs have been recognized within the income statement.

        Administrative expenses for the year ended December 31, 2017 were DKK 47.5 million, as compared to DKK 52.5 million for the year ended December 31, 2016, reflecting a decrease of 9.5% (or DKK 5.0 million) in 2017, as compared to 2016.

        The decrease in administrative expenses in the year ended December 31, 2017 was primarily related to a change in the composition of employees working in R&D and Administration in comparison to previous year.

        Expenses related to staff and remuneration for the year ended December 31, 2017 were DKK 152.0 million, as compared to DKK 145.7 million for the year ended December 31, 2016. The increase in our staff and remuneration costs was primarily due to an increase in salaries as a consequence of an increases in the number of employees. A total of DKK 119.5 million of expenses related to staff and remuneration for the year ended December 31, 2017 was charged to R&D expenses and a total of DKK 32.6 million of expenses related to staff and remuneration for the year ended December 31, 2017 was charged to administrative expenses.

        Other operating income for the year ended December 31, 2017 was DKK 0.6 million, as compared to DKK 1.7 million for the year ended December 31, 2016. Other operating income for was primarily comprised of Government grants.

        As a result of the foregoing, operating losses for the year ended December 31, 2017 were DKK 249.4 million, as compared to DKK 119.0 million for the year ended December 31, 2016.

        Financial income for the year ended December 31, 2017 was DKK 2.1 million, as compared to DKK 0.6 million for the year ended December 31, 2016. The increase in financial income for the year ended December 31, 2017 as compared to the year ended December 31, 2016 was primarily due to interest income which was DKK 2.0 million for the year ended December 31, 2017, as compared to DKK 0.6 million for the year ended December 31, 2016. In each of the years ended December 31, 2016 and 2015, interest income related to our cash and cash equivalents as well as our restricted cash.

        Financial expenses for the year ended December 31, 2017 were DKK 33.5 million, as compared to DKK 44.4 million for the year ended December 31, 2016. The decrease in financial expenses in the year ended December 31, 2017 was primarily attributable to interest expenses and amortization on the Royalty bond since half of the outstanding amount was repaid in March 2017.

        Pursuant to Danish tax legislation, we have received DKK 5.5million in respect of the tax losses for 2016 and are eligible to receive DKK 5.5 million in respect of tax losses for 2017, which losses originated from qualifying research and development expenditures. These tax benefits comprised the entire current tax benefit in 2017 and 2016.

        No deferred tax asset has been recognized in the statement of financial position due to an uncertainty as to when and if tax losses can be utilized against future taxable income.

        As a result of the foregoing, our net loss for the year ended December 31, 2017 was DKK 275.3 million, as compared to DKK 157.3 million for the year ended December 31, 2016.

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

Foreign currencies

        Reference is made to Note 23 'Financial risks' to the consolidated financial statements on pages 84-86 in our Annual Report 2018.

Governmental policies

        Please refer to "Item 4—Information on the Company—Government Regulation".

B. LIQUIDITY AND CAPITAL RESOURCES

        It is our aim to have an adequate capital structure in relation to the underlying operating results and research and development projects, so that it is always possible to provide sufficient capital to support operations and its long-term growth targets.

        The Board of Directors finds that the current capital and share structure is appropriate for the shareholders and the Group and for the Company's present requirements.

        As of December 31, 2018, we had cash, cash equivalents and securities of DKK 1,159.2 million. We require cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since our incorporation, primarily with equity financing and milestone and royalty payments from our collaboration partners along with the proceeds of ZP SPV Notes issued in 2014. In September 2018, we entered into the Royalty Pharma Agreement, pursuant to which we and two of our wholly-owned subsidiaries agreed to sell and transfer our and our subsidiaries' respective rights to receive royalties and USD 85 million of potential commercial milestones in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018. We received DKK 1,310.2 million, or $205.0 million upon closing of the transaction. The net gain from the transaction amounted to DKK 1,098.9 million / USD 170.6 million.

        The overall objectives and policies for our financial risk management are outlined in the Finance Policy, which is approved by the Board of Directors. For further information, reference is made to "Item 11—Qualitative and Quantitative Disclosures about Market Risks".

Financial resources

        Reference is made to page 52 'Consolidated statements of financial position' and page 53 'Consolidated statements of cash flows' in our Annual Report 2018.

        We believe our financial resources are sufficient to meet its requirements for at least the next 12 months.

Cash flow in 2018, 2017 and 2016

        Reference is made to 'Consolidated statements of cash flows' on page 53 and 'Financial review' contained on page 41-43 in our Annual Report 2018 for a discussion of cash flows for the year ended December 31, 2018 to the comparable period in 2017.

        Cash outflow from operating activities for the year ended December 31, 2017 was DKK 278.7 million, as compared to an inflow of DKK 40.9 million for the year ended December 31, 2016. The decrease in cash outflow from operating activities for the year ended December 31, 2017 was mainly as a result of the net loss for the year adjusted for non-cash items.

        Cash inflow from investing activities for the year ended December 31, 2017 was DKK 221.4 million, as compared to an outflow of DKK 300.0 million for the year ended December 31, 2016. The change in cash inflow in 2017, as compared to 2016, was primarily due to the transfer of milestone payments received from Sanofi during 2017 from restricted cash to cash and cash equivalents in conjunction with the repayment of 50.4% of the royalty bond.

        Cash inflow from financing activities for the year ended December 31, 2017 was DKK 337.9 million, as compared to an outflow of DKK 157.1 million for the year ended December 31, 2016. The increase in cash inflow from financing activities for the year ended December 31, 2017 was related to the net proceeds of DKK 507.5 from the initial public offering and a capital increase of DKK 6.8 million due to the exercise of warrants.

        The total cash inflow for the year ended December 31, 2017 was DKK 280.5 million as compared to an outflow of DKK 101.9 million for the year ended December 31, 2016.

        There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the Parent Company.

Debt financing

        Reference is made to 'Consolidated statements of financial position' on page 52 and Note 20 'Royalty bond' to the consolidated financial statements on pages 82-83 in our Annual Report 2018 for information on current debt financing. In connection with the closing of the Royalty Pharma Agreement, we redeemed our ZP SPV Notes issued in 2014 and related debt, making us debt free.

Financial instruments

        Reference is made to Note 23 'Financial risks' to the consolidated financial statements on pages 84-86 in our Annual Report 2018.

Commitments for capital expenditure etc.

        Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2018, respectively, are shown in Note 22 'Contingent assets, liabilities and other contractual obligations' on pages 83-84 to the consolidated financial statements in our Annual Report 2018.

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

        Reference is made to 'Research and development expenses' in 'Financial review' on pages 41-43 in our Annual Report 2018 for Research and development expenses in 2018, 2017 and 2016, respectively.

        Information related to selected research and development projects can be found under 'Our programs' on pages 18-31 in our Annual Report 2018.

        Reference is made to "Item 3—Key Information—D. Risk Factors".

D. TREND INFORMATION

        We do not currently produce, hold inventory or sell any products by ourselves or through partnerships.

        Information about expectations for the financial year 2019 can be found on page 10 in the subsection 'Financial highlights and 2019 guidance" in our Annual Report 2018.

E. OFF-BALANCE SHEET ARRANGEMENTS

        Reference is made to Note 22 'Contingent assets, liabilities and other contractual obligations' to the consolidated financial statements pages 83-84 in our Annual Report 2018.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

2018

DKK thousand	Within 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Operating leases	6,945	31,098	29,464	0	67,507
Contractual obligations related to agreements with contract research organizations	156,369	88,621	618	0	245,608

Total obligations not recognized in the statement of financial position	163,314	119,719	30,082	0	313,115

Total contractual obligations	163,314	119,719	30,082	0	313,115

2017

DKK thousand	Within 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Royalty bond	2,748	6,284	144,769	0	153,801

Total obligations recognized in the statement of financial position	2,748	6,284	144,769	0	153,801

Operating leases	4,292	2,593	117	0	7,002
Contractual obligations related to agreements with contract research organizations	52,589	22,742	1,305	0	76,636

Total obligations not recognized in the statement of financial position	56,881	25,335	1,422	0	83,638

Total contractual obligations	59,629	31,619	146,191	0	237,439

        Reference is made to Note 22 'Contingent assets, liabilities and other contractual obligations' to the consolidated financial statements on pages 83-84 in our Annual Report 2018.

G.    SAFE HARBOR

        Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled "Forward-Looking Statements" at the beginning of this Annual Report.

ITEM 6    DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND EXECUTIVE MANAGEMENT

        Reference is made to 'Board of Directors and Corporate Management' on pages 46-47 in our Annual Report 2018 for name, position and period of service as director for the members of our Board of Directors.

        Reference is made to 'Corporate Management' on page 48 in our Annual Report 2018 for name, position, age, year of appointment and year of joining Zealand for the members of Corporate Management.

        The Board of Directors has the overall responsibility for the affairs of the Company.

        The activities of the members of Board of Directors and members of Corporate Management outside the Company are included in Board of Directors and Corporate Management' on pages 46-48 in our Annual Report 2018.

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

B.    COMPENSATION

        Reference is made to Note 6 'Information on staff and remuneration' to the consolidated financial statements on pages 67-74 in our Annual Report 2018.

C.    BOARD PRACTICES

        Reference is made to 'Corporate governance' on pages 33-35 in our Annual Report 2018 regarding board practices. The year of election for each member of the Board of Directors and the year of appointment for each member of Corporate Management is included in 'Board of Directors and Corporate Management' on pages 46-48 in our Annual Report 2018.

        The terms of office of all the members of our board of directors elected by the general meeting expire at the next annual general meeting to be held in April 2019. All members of the board of directors elected by the general meeting are eligible for re-election. Employee elected board members are elected for a period of four years.

        None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

D.    EMPLOYEES

        Reference is made to the section entitled 'Our people' on page 37 and 'Consolidated key figures' on page 11 in our Annual Report 2018 regarding the total number of our full-time employees at year-end for the years 2014-2018. Labor unions currently representing our employees include HK it, medie & Industri Hovedstaden. We negotiate a collective agreement in good faith every three years, with the next negotiation scheduled to take place in 2020.

E.    SHARE OWNERSHIP

        For information on the Board of Directors' and Corporate Management's individual holdings of shares and granting of shares, reference is made to the sections 'Board of Directors' on pages 46-47 and 'Corporate Management' on page 48, and Note 6 'Information on staff and remuneration' to the consolidated financial statements on pages 67-74 in our Annual Report 2018 . The members of our Board of Directors and Corporate Management in the aggregate hold less than 1% of the beneficial ownership of the Company.

        For information on the Board of Directors' and Corporate Management's individual holdings of and trading in our shares during 2018, reference is made to the sections 'Board of Directors' on pages46-47 and 'Corporate Management' on page 48, and Note 6 'Information on staff and remuneration' to the consolidated financial statements on pages 67-74 in our Annual Report 2018. As of March 7, 2019 the Board of Directors and Executive Management owned 177,734 shares.

        In the period from January 1, 2018 until March 7, 2019, no shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in our shares by members of the Board of Directors and Executive Management only permit trading in the 30 calendar-day period following each quarterly earnings announcement.

        We granted warrants to our executive management and selected employees of the company in 2005, 2007 and in each of the years between 2009 and 2018. Since our Annual General Meeting in 2012, it has been part of our remuneration policy that members of the Board of Directors are not permitted to participate in the warrant incentive program in their capacity as board members.

        Warrants are, and have been, granted pursuant to shareholder authorizations provided to our board of directors under our articles of association. The terms of the warrants, including the exercise price and the size of the grants, and our guidelines for incentive pay in force at the time of grant are fixed in accordance with this authorization. Warrants are granted for employee services and will typically become exercisable between approximately one to five years after the date of grant and may be exercised to subscribe for shares in a number of pre-defined exercise windows against payment of the exercise price. Unexercised warrants will lapse. Granted warrants to employees are generally subject to provisions reflecting the principles of the Danish Stock Option Act (Aktieoptionsloven), which allows for the forfeiture of unexercised warrants if the grantee separates from the company or one of our subsidiaries under circumstances in which the warrant holder is considered a "bad-leaver", understood as, for example, being dismissed for cause or resigning without us having materially breached the employment contract. Warrant holders may maintain all granted warrants if they separate from the company or one of our subsidiaries under circumstances where they are considered as "good-leavers", such as dismissal without cause, leaving us pursuant to an agreed severance agreement or retirement, warrant holder's resignation due to our material breach of contract or the warrant holder's death. Warrants granted to Britt Meelby Jensen are, however, subject to leaver provisions, which deviate from the principles of the Danish Stock Option Act (Aktieoptionsloven).

        Reference is made to Note 6 'Information on staff and remuneration' to the consolidated financial statements on pages 67 –74 in our Annual Report 2018.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        As of November 2, 2010, we had one class of shares (prior to this date we had multiple classes of shares). As of December 31, 2018 our registered, issued and outstanding share capital was DKK 30,786,827 distributed into 30,786,827 shares of nominal value DKK 1 each.

        Below is information as of March 7, 2019 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of the Company's shares and (b) the total amount of any class owned by Zealand Pharma A/S and its affiliates (treasury shares) and by the Board of Directors and Executive Management as a group:

Identify of person or group	Shares owned	Percent of class	Percent of total votes
Wellington Management Company LLP, Boston, U.S.	2,437,467	7.9%	7.9%
Sunstone Capital A/S, Copenhagen, Denmark	2,104,257	6.8%	6.8%
Van Herk Investments, Rotterdam, Netherlands	1,962,535	6.4%	6.4%
Bank Julius Bär & Co. AG, Zurich, Switzerland	1,910,921	6.2%	6.2%
Zealand Pharma A/S and subsidiaries (treasury shares)	64,223	0.2%	0.2%
Board of Directors and Executive Management	195,339	0.6%	0.6%

        As of December 31, 2018, approximately 45% of our share capital was held in Denmark and approximately 22% of its share capital was held in North America. The total number of shareholders is more than 16,000 of whom more than 85% are estimated to be Danish residents and 0.5% are estimated to be resident in the United States.

        No shareholders of the Company have different voting rights from any other shareholder.

        For further information reference is made to 'Shareholder information' on pages 44-45 in our Annual Report 2018.

B.    RELATED PARTY TRANSACTIONS

        We have no related parties with controlling interest.

        Our other related parties comprise of the Company's Board of Directors and Corporate Management.

        For further information reference is made to Note 24 'Related parties' to the consolidated financial statements on page 86 in our Annual Report 2018.

        There have not been and there are no loans to members of the Board of Directors or Corporate Management in 2018, 2017 or 2016.

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8    FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The consolidated financial statements required by this item accompany this annual report in the form of our Annual Report 2018 (see Exhibit no. 15.1).

Legal proceedings

        There are no legal proceedings at December 31, 2018 or December 31, 2017.

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

        For further information reference is made to 'Shareholder information', on pages 44-45 in our Annual Report 2018.

B. SIGNIFICANT CHANGES

        No significant events have occurred since December 31, 2018. Reference is made to Note 27 'Significant events after the balance sheet date' to the consolidated financial statements on page 87 in our Annual Report 2018.

ITEM 9    THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

        The table below sets forth for the calendar periods indicated, in the first two columns, high and low prices for the shares as reported by the Nasdaq Copenhagen and, in the third and fourth columns, high and low ADS prices as reported by the NASDAQ Global Select Market since the Company's listing in August 2017.

	DKK per share		USD per ADS
SHARE PRICE	High	Low	High	Low
2014	83.50	59.00	N/A	N/A
2015	168.50	80.00	N/A	N/A
2016	154.50	87.00	N/A	N/A
2017	140.00	79.00	20.15	12.46
2018	127.00	78.60	18.91	11.51
2017
1st quarter	124.00	105.00	N/A	N/A
2nd quarter	130.50	115.00	N/A	N/A
3rd quarter	140.00	112.00	20.15	18.07
4th quarter	122.00	79.00	19.36	12.46
2018
1st quarter	105.00	85.50	17.78	13.39
2nd quarter	103.00	83.00	16.7	12.17
3rd quarter	127.00	80.00	18.91	12.01
4th quarter	107.80	78.60	16.68	11.51

        Reference is made to 'Shareholder information' on pages 44-45 in our Annual Report 2018.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

        This section summarizes certain material provisions of our Articles of Association, certain other constitutive documents and relevant Danish corporate law.

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

        According to the Danish Companies Act, no member of the Board of Directors or the Executive Management may take part in the consideration of any business involving agreements between any member of the group and himself, legal actions brought against himself, or any business involving agreements between any member of the Group and any third party or legal actions brought against any third party, if he has a major interest therein that might conflict with our interests.

        The Danish Companies Act prohibits us from granting loans or providing securities to any member of the Board of Directors and anyone particularly close to such a member of the Board of Directors.

        Under our Articles of Association, no person can be elected to the board having reached the age of 70. Further a Board Member shall retire at the end of the first annual general meeting held after the relevant Board Member reaches the age of 70.

        The remuneration of the Board of Directors must be approved by our shareholders at the Annual General Meeting.

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

        Where we elect to pay a Dividend these are accrued to the company where they have not been claimed after 3 years.

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

Ownership restrictions

        There are no limitations on the rights of non-resident or foreign owners to hold or vote the shares imposed by the laws of Denmark, our Association, or any other of its constituent documents.

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

C. MATERIAL CONTRACTS

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company," "Item 6. Directors, Senior Management and Employees" or elsewhere in this Annual Report.

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

        Copies of this Annual Report on Form 20-F as well as our Annual Report 2018 can be downloaded from the Investors page at zealandpharma.com. The contents of our website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed and can be viewed via EDGAR on www.sec.gov.

I. SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management

        For a description and discussion of the Company's foreign exchange rate risk management, interest rate risk management, credit risk management and liquidity risk management, reference is made to Note 23 'Financial risks' to the consolidated financial statements on 84-86 in our Annual Report 2018 and 'Risk management and internal control' on pages 38-39 in our Annual Report 2018.

Sensitivity analysis

        When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in interest and exchange rates. The rates used to mark-to-market the instruments are market data as of December 28, 2018.

Interest rate sensitivity analysis

        For information on Interest rate sensitivity analysis in the financial year 2018, reference is made to Note 23 'Financial risks' to the consolidated financial statements on pages 84-86 in our Annual Report 2018.

Foreign exchange sensitivity analysis

        For information on Foreign exchange sensitivity analysis in the financial year 2018, reference is made to Note 23 'Financial risks' to the consolidated financial statements on pages 84-86 in our Annual Report 2018.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A    DEBT SECURITIES

        Not applicable.

ITEM 12B    WARRANTS AND RIGHTS

        Not applicable.

ITEM 12C    OTHER SECURITIES

        Not applicable.

ITEM 12D    AMERICAN DEPOSITARY SHARES

        Our ADS program is administrated by The Bank of New York Mellon. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the Copenhagen office of Danske Bank A/S, as custodian for the depositary in the United States. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary's office at which the ADSs is administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at 225 Liberty Street, New York, New York 10286.

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

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15    CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were not effective as of December 31, 2018 due to the material weaknesses described below.

B.    Management's Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

        Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

        Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the audited consolidated financial statements.

        Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting as of December 31, 2018, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework (2013). Based on the evaluation performed, management concluded that material weaknesses existed as of December 31, 2018 as described below.

  Material weaknesses as of December 31, 2018

        As disclosed in our 2017 Annual Report, in connection with our financial statement preparation process for the year ended December 31, 2017, we identified material weaknesses, including lack of sufficient competencies related to IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. Under the standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a Company's annual financial statements will not be prevented or detected on a timely basis.

        The material weaknesses we identified related to our existing processes to assess risks and to design and implement effective control activities over financial reporting. In particular, we did not have formalized risk assessment, oversight and compliance processes or formalized control descriptions for all of our key controls. Where control descriptions existed, they did not necessarily include all relevant information to enable the operating effectiveness of such controls and it was not clear whether adequate controls were performed in all areas. Where control activities were dependent on certain information, which is referred to as our IUC, we did not perform or document controls to assess the completeness and accuracy of such information. We did not then monitor control activities and identified control deficiencies; thus, we were unable to evaluate whether other deficiencies, individually or in combination, resulted in a reasonable possibility that a material misstatement of our annual financial statements would not be prevented or detected on a timely basis.

        We initiated several steps to begin to remediate the material weaknesses identified by us. In late 2017, we hired a Chief Accountant and along with external consultants, who have worked to further develop and implement formal policies, processes, internal controls and documentation relating to our financial reporting. However, despite efforts taken to remediate the material weaknesses, the newly designed controls were only able to be introduced shortly before the 2018 year end and had not been operating for a sufficient period to allow sufficient testing to demonstrate that such controls were operating effectively. For certain testing that were performed, management identified control deficiencies which in the aggregate constituted material weaknesses.

        As such, management has not been able to obtain sufficient evidence that the newly implemented controls would be effective in remediating the material weaknesses previously identified in 2017. Accordingly, a reasonable possibility exists that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis by the Company's internal control. Management, including Chief Executive Officer and Chief Financial Officer, thus concluded that internal controls over financial reporting were not effective as of December 31, 2018.

  Plan for remediation

        As we continue to evaluate and work to improve internal control over financial reporting during 2019, management may determine to take additional measures to address control deficiencies. We have hired additional finance and accounting personnel with appropriate expertise to perform specific functions and intend to hire additional personnel to further assist in the implementation of improved processes and internal controls, build our financial management and reporting infrastructure and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight

        While management believes that the steps that we have taken and plans to continue to take, will improve the overall system of internal control over financial reporting and will remediate identified material weaknesses, the material weaknesses cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company's internal control over financial reporting in the future. Further, we do not know the specific time frame needed to fully remediate the material weaknesses identified above. See "Risk Factors." Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

C.    Attestation Report of the Registered Public Accounting Firm

        This annual report does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting due to an exemption provided by the JOBS Act for emerging growth companies.

D.    Changes in Internal Control over Financial Reporting

        As noted above, management have begun to undertake steps to remediate the material weaknesses identified and reported in the annual report for 2017 and this Annual Report, albeit such controls are not yet deemed to be operating effectively. There have been no other changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

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

ITEM 16B    CODE OF ETHICS

        We have adopted a written code of business conduct, or code of conduct, which outlines the principles of legal and ethical business conduct under which we do business. The code of conduct applies to all of our board members and employees. This document is available under the "Corporate governance" tab in the "About Zealand" section of our website (www.zealandpharma.com). We undertake to provide to any person, without charge, upon request, a copy of the code of business conduct. Requests shall be made on mail info@zealandpharma.com. For the full text of the code of conduct please view exhibit 11.1.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Reference is made to Note 5 'Fees to auditors appointed at the Annual General Meeting' to the consolidated financial statements on page 67 in our Annual Report 2018 regarding fees paid to our statutory auditors.

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

ITEM 16H    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17    FINANCIAL STATEMENTS

        See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

        The financial statements required by this item accompany this Annual Report on Form 20-F in the form of our Annual Report 2018 on pages 51-87 (see Item 19).

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

        Reference is made to the section 'Alternative performance measures for the Group (non-audited)' on page 96 in our Annual Report 2018.

ITEM 19    EXHIBITS

  a.
  Annual Report

        The following pages from our Annual Report 2018, furnished to the SEC on Form 6-K, dated March 8, 2019, are incorporated by reference into this Annual Report on Form 20-F. The content of websites and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) incorporated by reference from our Annual Report 2018

Management review
2018 Achievements	9
Financial highlights and 2019 guidance	10
Consolidated key figures	11
2019 Objectives	12
Our Ambition and Business Model	14-16
Our Programs	18-31
Corporate governance	33-35
Corporate social responsibility (CSR)	36
Our People	37
Risk management and internal control	38-39
Financial review	41-43
Shareholder information	44-45
Board of Directors and Corporate Management	46-48
Consolidated Financial Statements
Consolidated Income statements	51
Consolidated statements of comprehensive income	51
Consolidated statements of financial position	52
Consolidated statements of cash flows	53
Consolidated statements of changes in equity	53
Notes to the Consolidated financial statements	55
Statement of the Board of Directors and Executive Management	89

  b.
  Exhibits

        List of exhibits:

Exhibit No.	Description	Method of filing
1.1	Articles of Association	Incorporated by reference to the Registrant's Report furnished to the SEC on Form 6-K on February 28, 2019.
2.1	Deposit Agreement	Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form F-1/A filed with the SEC August 3, 2017.
4.1	Purchase and Sale Agreement, dated as of September 6, 2018 among ZP Holding SPV K/S, ZP SPV 1 K/S, Zealand Pharma A/S and Royalty Pharma Investments ICAV.	Filed together with this Form 20-F 2018
8.1	List of subsidiaries	Incorporated by reference to our Annual Report 2018, furnished to the SEC on Form 6-K dated March 8,2019, as exhibit 99.1(a).
12.1	Certification of the principal Executive Officer	Filed together with this Form 20-F 2018
12.2	Certification of the Financial Officer	Filed together with this Form 20-F 2018
13.1	Principal Executive Officer certification pursuant to 18 U.S.C. section 1350	Furnished together with this Form 20-F 2018
13.2	Principal Financial Officer certification pursuant to 18 U.S.C. section 1350	Furnished together with this Form 20-F 2018
15.1	Extracts from the Registrant's Annual Report 2018	Incorporated by reference to our Annual Report 2018, furnished to the SEC on Form 6-K dated March 8,2019, as exhibit 99.1(a) identified in Item 19.a of this Form 20-F.
EX-101.INS	XBRL Instance Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 8, 2019 as exhibit 99.1 (a)
EX-101.SCH	XBRL Taxonomy Extension Schema Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 8, 2019 as exhibit 99.1 (a)
EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 8, 2019 as exhibit 99.1 (a)

Exhibit No.	Description	Method of filing
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 8, 2019 as exhibit 99.1 (a)
EX-101.IAB	XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 8, 2019 as exhibit 99.1 (a)
EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 8, 2019 as exhibit 99.1 (a)

†
Portions of this exhibit have been omitted pursuant to a request for confidential treatment by the Securities and Exchange Commission and the non-public information has been filed separately with the Securities and Exchange Commission.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Zealand Pharma A/S
/s/ ADAM STEENSBERG		/s/ MATS BLOM
Name:	Adam Steensberg	Name:	Mats Blom
Title:	Interim Chief Executive Officer, Executive Vice President and Chief Medical and Development Officer	Title:	Executive Vice President and Chief Financial Officer

Denmark
Dated: March 15, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zealand Pharma A/S

Opinion on the Financial Statements

        We have audited the consolidated statements of financial position of Zealand Pharma A/S and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated income statements and consolidated statements of comprehensive income (loss), changes in equity and cash flow for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements") included in Exhibit 15.1 on pages 51-87. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        As discussed in Note 1 to the financial statements, the 2017 and 2016 financial statements have been restated to correct a misstatement in relation to royalty revenue and royalty expenses.

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

/s/ Deloitte
Statsautoriseret Revisionspartnerselskab
CVR no: 33963556

/s/ Martin Norin Faarborg State Authorized Public Accountant	/s/ Sumit Sudan State Authorized Public Accountant

Copenhagen, Denmark

March 14, 2019

We have served as the Company's auditor since 2014.