Form 20-F/A
period 2018-12-31
Zealand Pharma A/S
filed 2019-09-05
CIK 1674988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

(Mark One)

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

Date of event requiring this shell company report

Commission File Number 001-38178

ZEALAND PHARMA A/S
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)

The Kingdom of Denmark
(Jurisdiction of incorporation or organization)

Sydmarken 11 2860 Søborg (Copenhagen) Denmark
(Address of principal executive offices)

Emmanuel Dulac President and Chief Executive Officer Zealand Pharma A/S Sydmarken 11 2860 Søborg (Copenhagen) Denmark Tel: +45 88 77 36 00 Fax: +45 88 77 38 98
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, DKK 1 nominal value per share	ZEAL	The Nasdaq Global Select Market
Ordinary shares, DKK 1 nominal value per share*		The Nasdaq Global Select Market*

*              Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, DKK 1 nominal value per share: 30,786,827 as of December 31, 2018

American Depositary Shares, each representing one ordinary share DKK 1 nominal value per share: 3,132,086 as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2018, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 15, 2019 (the “Form 20-F”). The purpose of this Form 20-F/A is to amend the Form 20-F to update the Section 302 certifications of our Chief Executive Officer and Chief Financial Officer to include the internal control over financial reporting language which we were permitted to exclude in our first annual report on Form 20-F for the fiscal year ended December 31, 2017.

2

PART III

ITEM 19. EXHIBITS

b. Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing
1.1	Articles of Association	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 28, 2019.

2.1	Deposit Agreement	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A filed with the SEC August 3, 2017.

4.1	Purchase and Sale Agreement, dated as of September 6, 2018 among ZP Holding SPV K/S, ZP SPV 1 K/S, Zealand Pharma A/S and Royalty Pharma Investments ICAV.	Incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 15, 2019.

8.1	List of subsidiaries	Incorporated by reference to Exhibit 99.1(a) to the Registrant’s Report on Form 6-K furnished to the SEC on March 8, 2019.

12.1	Certification of the principal Executive Officer	Filed herewith.

12.2	Certification of the Financial Officer	Filed herewith.

13.1	Principal Executive Officer certification pursuant to 18 U.S.C. section 1350	Incorporated by reference to Exhibit 13.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 15, 2019.

13.2	Principal Financial Officer certification pursuant to 18 U.S.C. section 1350	Incorporated by reference to Exhibit 13.2 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 15, 2019.

15.1	Extracts from the Registrant’s Annual Report 2018	Incorporated by reference to Exhibit 99.1(a) to the Registrant’s Report on Form 6-K furnished to the SEC on March 8, 2019.

EX-101.INS	XBRL Instance Document	Incorporated by reference to Exhibit 99.1(a) to the Registrant’s Report on Form 6-K furnished to the SEC on March 8, 2019.

EX-101.SCH	XBRL Taxonomy Extension Schema Document	Incorporated by reference to Exhibit 99.1(a) to the Registrant’s Report on Form 6-K furnished to the SEC on March 8, 2019.

EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to Exhibit 99.1(a) to the Registrant’s Report on Form 6-K furnished to the SEC on March 8, 2019.

EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to Exhibit 99.1(a) to the Registrant’s Report on Form 6-K furnished to the SEC on March 8, 2019.

EX-101.IAB	XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to Exhibit 99.1(a) to the Registrant’s Report on Form 6-K furnished to the SEC on March 8, 2019.

EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to Exhibit 99.1(a) to the Registrant’s Report on Form 6-K furnished to the SEC on March 8, 2019.

3

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

ZEALAND PHARMA A/S

/s/ Emmanuel Dulac
	By:	Emmanuel Dulac
	Title:	President and Chief Executive Officer
Date: September 5, 2019	(Principal Executive Officer)

/s/ Ivan M. Møller
	By:	Ivan M. Møller
	Title:	Interim Chief Financial Officer
Date: September 5, 2019	(Principal Financial and Accounting Officer)

4