Form 20-F
period 2019-12-31
Zealand Pharma A/S
filed 2020-03-13
CIK 1674988

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-38178

ZEALAND PHARMA A/S (Exact name of registrant as specified in its charter and translation of registrant's name into English)

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

36,054,661 Ordinary Shares (Including Shares Underlying American Depositary Shares)
2,726,647 American Depositary Shares

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

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards†† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

i

INTRODUCTION

        In this Annual Report on Form 20-F the terms the "Company", "Zealand Pharma", "Zealand" and the "Group" refer to the parent company Zealand Pharma A/S together with its consolidated subsidiaries. The term "Zealand Pharma A/S" is used when addressing issues specifically related to this legal entity.

        Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we incorporate information for certain items of this Annual Report on Form 20-F by reference to certain pages of the Zealand Pharma A/S statutory Annual Report 2019 (the "Annual Report 2019") included as Exhibit 99.1(a) to Form 6-K furnished to the SEC on March 13, 2020. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2019, as furnished to the SEC on March 13, 2020. Items not contained or not specifically referenced to within the Annual Report 2019 should not be deemed to be part of this Annual Report on Form 20-F.

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

  •
  the success of our license collaborations;

  •
  the uncertainties associated with our potential acquisition of substantially all assets of Valeritas, including, but not limited to, whether we are successful in our "stalking horse" bid, our ability to close and integrate the business and operations of Valeritas successfully and on a timely basis in order to obtain any anticipated benefits and costs savings from the transaction, the significant increase to the number of our employees as a result of the acquisition and the impact such increase may have on our operating results going forward, and our ability to identify and eliminate redundant and underperforming functions and assets;

  •
  the uncertainties associated with the United Kingdom's exit from the European Union, or the EU, on January 31, 2020, following which EU law will continue to apply in and to the United Kingdom for a transition period expiring on December 31, 2020 (subject to any extension agreed by the United Kingdom and the EU); and

  •
  estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital.

        With reference to our Annual Report 2019, examples of forward-looking statements can be found under the headings '2020 Outlook and objectives' in our Annual Report 2019 and elsewhere.

        The forward-looking statements contained or incorporated by reference herein involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.

        You should understand that many important factors, in addition to those discussed or incorporated by reference herein, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include, in addition to others not described in this report, those described under "Item 3-Key Information—D. Risk Factors." These are factors that we think could cause our actual results to differ materially from expected results.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        The consolidated financial statements contained in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

        We maintain our books and records in Danish kroner (DKK) and report under IFRS as issued by the IASB. Our consolidated financial statements are not prepared in accordance with accounting principles generally accepted in the United States. We use the symbol "$" to refer to U.S. Dollars and the symbol "€" to refer to Euros herein.

        This Annual Report on Form 20-F includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations or third parties. Solely for convenience, trademarks and tradenames referred to in this Annual Report on Form 20-F appear without the ® and ™ symbols, but the absence of those references is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks and tradenames to the fullest extent under applicable law.

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

ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The following tables present selected consolidated financial data for our business for the periods indicated. We derived the selected consolidated income statement and statement of financial position data as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018, and 2017 from our audited consolidated financial statements, incorporated by reference from our Annual Report 2019 on pages 50-52. We derived the selected consolidated income statement data for the years ended December 31, 2016 and 2015 and statement of financial position data as of December 31, 2016 and 2015 from our audited consolidated financial statements not included or incorporated by reference herein with the exception for amounts that have been restated. You should read this data in conjunction with our consolidated financial statements and related notes appearing on pages 48-86 in our Annual Report 2019. Our historical results are not necessarily indicative of our future results.

        The consolidated financial statements represents the consolidated financial statements of Zealand Pharma A/S and its subsidiaries.

Selected financial data

IFRS figure in DKK thousand, except per share numbers and number of shares	2019	Restated(1) 2018	Restated(1) 2017	Restated 2016	Restated 2015
Income statement data
Revenue	41,333	37,977	136,322	230,864	182,573
Operating result	–587,942	652,385	–248,526	–110,271	–79,681
Result before tax	–576,677	625,051	–279,913	–154,035	–118,186
Net result for the year	–571,541	581,278	–274,413	–148,535	–112,311
Earnings/loss per share data
Earnings/loss per share—basic (DKK)	–16.91	18.94	–9.85	–6.11	–4.87
Earnings/loss per share—diluted (DKK)	–16.91	18.94	–9.85	–6.11	–4.87
Statement of financial position data
Total assets	1,599,514	1,229,797	721,285	683,116	627,621
Equity (net assets)	1,242,673	1,116,281	514,669	267,381	244,803
Share capital (000 shares)	36,055	30,787	30,751	26,142	24,353
Treasury shares (000 shares)	64	64	64	564	564
Dividends per share	0.00	0.00	0.00	0.00	0.00
Number of shares	36,054,661	30,786,827	30,751,327	26,142,365	24,352,769

(1)
Reference is made to Note 1 'Significant accounting policies, and significant accounting estimates and assessments' on pages 54-60 and the 'Consolidated financial statements' on pages 50-52 in our Annual Report 2019 for further information.

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.    RISK FACTORS

Risks Related to Our Business

We have incurred net losses in recent periods and may continue to do so.

        We recognized net losses of DKK 571.5 million in 2019, DKK 274.4 million in 2017 and DKK 148.5 million in 2016. Although we made a net profit of DKK 581.3 million in 2018, this profit was primarily as a result of the sale of future royalties and milestones from our Sanofi license agreement and may not necessarily be indicative of future periods, particularly because we have no ongoing source of revenue except certain development milestone payments under our other existing collaborations. Our losses have primarily been the result of our internal and external research expenditures and development costs for conducting preclinical studies and clinical trials in respect of our internal product portfolio. Our ability to generate revenue from our internal product portfolio depends on our ability to successfully develop and commercialize our product candidates and to obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates.

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

        Any net losses we incur may fluctuate significantly from year to year, such that a year-to-year comparison of our results of operations may not be a good indication of our future performance. In any particular period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of our American Depository Shares, or ADSs, or the price of our ordinary shares to decline.

The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we or our collaboration partners are ultimately unable to obtain regulatory approval for our internal or out-licensed product candidates, our business could be substantially harmed.

        The time required to obtain approval by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA and other comparable regulatory authorities is unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and varies among jurisdictions. We have not obtained regulatory approval in the United States or in any other country for any product candidate for which we retain full development, commercialization and marketing control, and it is possible that none of our existing product candidates or any product candidates that we may seek to develop in the future will ever obtain regulatory approval. Although we intend to submit a new drug application, or NDA, for our dasiglucagon HypoPal Rescue Pen in early 2020, there is no assurance that FDA will accept the NDA for filing or that it will obtain approval.

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

  •
  the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, the submission of a supplemental NDA or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;

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

        This lengthy approval process, as well as the unpredictability of ongoing clinical trial results, may result in our or our collaboration partners' failure to obtain regulatory approval to market our product candidates, which would harm our business, financial position, results of operations and future growth prospects significantly. In addition, even if we or our collaboration partners were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than requested, may grant approval contingent on the performance of costly post-marketing clinical trials or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. In certain jurisdictions, regulatory authorities may not approve the price we or our collaboration partners intend to charge for our products, which would reduce the ability to sell in that territory and therefore any payments or royalties we may receive. Any of the foregoing scenarios could materially harm the commercial prospects of our product candidates.

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

        For certain marketed products, product candidates and clinical development programs, we do, and may in the future continue to, rely on our collaboration partners to develop, conduct clinical trials of, and commercialize our product candidates and approved products. We have existing collaborations with Alexion Pharmaceuticals, Inc., or Alexion, Beta Bionics Inc., or Beta Bionics, and Boehringer Ingelheim GmbH, or Boehringer Ingelheim. We may also enter into collaboration agreements with other parties in the future relating to product candidates. Ultimately, if such out-licensed product candidates are advanced through clinical trials and receive marketing approval from the EMA, the FDA or similar regulatory authorities, certain of our collaboration partners will be responsible for commercialization of these out-licensed products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such out-licensed products depends on the successful development, regulatory approval, marketing and commercialization by our collaboration partners. If our collaboration partners do not perform in the manner we expect or fail to fulfill their responsibilities in a timely manner or at all, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our out-licensed product candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from royalties and milestone payments from such product candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

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

  •
  collaboration partners may infringe the intellectual property rights of third parties, which may result in costly and time consuming litigation or arbitration in which we may be involved, as a party or in support of our collaboration partners, and which may also have the effect of reducing the base on which royalties are calculated;

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

Pursuant to our Sale and Purchase Agreement with Royalty Pharma to sell and transfer the royalty streams from the Sanofi License Agreement, we have assigned our right to receive royalty revenue from the sales of Adlyxin/Lyxumia and/or Soliqua 100/33/ Suliqua, and with the exception of certain development milestone payments under our other existing collaborations, we have no ongoing source of revenue.

        In 2003 we entered into our global license agreement, or the Sanofi License Agreement, with Sanofi-Aventis Deutschland GmbH, or Sanofi GmbH, a wholly-owned subsidiary of Sanofi S.A., or Sanofi. The Sanofi License Agreement granted Sanofi the exclusive worldwide rights to develop, manufacture, commercialize and market lixisenatide, both as a stand-alone product and combination therapy. Historically, the majority of our revenue has been derived from milestone payments made by Sanofi, as well royalty payments received from Sanofi on sales of these products.

        Lixisenatide is out-licensed to and marketed by Sanofi both as a stand-alone therapy under the brand names Adlyxin in the United States and Lyxumia in the EU and in various other jurisdictions, and as a combination therapy with Lantus, the brand name of insulin glargine developed by Sanofi, under the brand name Soliqua 100/33 in the United States, and in some European countries under the brand name Suliqua.

        In September 2018 we, together with two of our wholly-owned subsidiaries, entered into a purchase and sale agreement, or the Royalty Pharma Agreement, with Royalty Pharma Investments ICAV, or Royalty Pharma, to sell and transfer our and our subsidiaries' respective rights to receive royalties and $85 million of potential commercial milestones in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018, payable under the Sanofi License Agreement in consideration for an upfront one-time payment of $205 million. We and our subsidiaries also remain eligible to receive payments from Sanofi of up to $15 million upon the fulfillment of certain conditions, of which up to $5 million is expected in 2020 and up to $10 million is expected in 2022. However, we cannot be certain with regards to the timing and final amount of this payment, as both are dependent on factors that are outside of our control.

        With the transfer to Royalty Pharma of all the royalties that we were due to earn under the Sanofi License Agreement, with the exception of the aforementioned payments of up to $15 million together with certain development milestone payments we may become entitled to under agreements with our other collaboration partners and potential future royalties should any products concerning those collaborations be approved, we currently have no source of revenue and are reliant on our cash on hand and potential capital raising efforts to fund the development of our internal pipeline of product candidates. Additionally, we have agreed to pay some of our revenue in deferred payments or royalties to third parties, including but not limited to a portion of any future payments we receive in respect of lixisenatide under the Sanofi License Agreement.

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

        We are currently advancing our internal product candidates through clinical development and are conducting preclinical studies with respect to other programs. Developing product candidates is expensive, lengthy and risky, and we expect our Research and Development, or R&D, expenses to increase in connection with our ongoing activities, particularly as we seek to advance our internal product candidates toward commercialization.

        As of December 31, 2019, our cash and cash equivalents were DKK 1,081.1 million, and we had marketable securities of DKK 299.5 million. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations for at least the next 12 months. However, our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs to decline. The sale of additional equity or convertible securities could be dilutive to our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain adequate financing, we may be required to delay, reduce or eliminate the number or scope of our projects and internal product candidates (including our preclinical studies and clinical trial programs). We could also be required to seek funds through arrangements with collaboration partners or at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or internal product candidates or otherwise agree to terms unfavorable to us. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any internal product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects.

We may not be successful in our efforts to use cash flows from our approved out-licensed products to expand our novel, internal target discovery platform to build a pipeline of product candidates.

        A key element of our strategy is to use cash flows from our portfolio of approved, out-licensed drug products to build a pipeline of novel internal product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our R&D efforts to date have resulted in the development of out-licensed product candidates directed at various diseases, we may not be able to develop additional product candidates in a sufficient timeframe, if at all, to provide for the further development of our pipeline of internal product candidates. Additionally, with our entering into the Royalty Pharma Agreement in September 2018, we and two of our wholly-owned subsidiaries transferred all the royalties and $85 million of potential commercial milestones that we were due to earn from the Sanofi License Agreement in exchange for a one-time upfront payment of $205 million. As a result we no longer have the rights to receive ongoing royalties in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018. Our other ongoing collaborations with Alexion, Beta Bionics and Boehringer Ingelheim do not have any approved products, and other than milestone payments that may become due under our ongoing collaborations with Alexion, Beta Bionics and Boehringer Ingelheim upon the achievement of certain clinical milestones, we are not currently entitled to any royalty or other payments thereunder which could be used to help progress our internal pipeline of product candidates through clinical development. Our current internal product candidates are in late stages of clinical development and will require further clinical development and testing, and eventually regulatory approval, prior to commercialization. Even if we are successful in continuing to develop our out-licensed pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop our out-licensed product candidates and if these out-licensed product candidates are not successfully commercialized by our collaboration partners, we will face difficulty in funding our internal pipeline of product candidates and in generally obtaining product revenue in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs or our ordinary shares.

The proposed acquisition of Valeritas may not be completed on the anticipated terms or at all.

        On February 10, 2020, we announced a bid to acquire substantially all assets from Valeritas for a total cash consideration of $23 million and the assumption of certain liabilities related to the ongoing business (including up to approximately $13.3 million related to open purchase orders, license payments and cure costs relating to prepetition contracts that will be assumed by Valeritas under the U.S. Bankruptcy Code upon exiting Chapter 11 proceedings), pursuant to the terms of the "stalking horse" asset purchase agreement entered into with Valeritas. The proposed sale is to be conducted through a court-supervised sale process under Section 363 of the U.S. Bankruptcy Code and will be subject to court-approved bidding procedures and receipt of competing offers at auction. A hearing was held before the Bankruptcy Court on March 6, 2020, during which the Bankruptcy Court determined the procedures for the bidding and potential auction of Valeritas, which is expected to occur in March 2020. If our bid is selected, the sale will be subject to approval by the U.S. Bankruptcy Court and certain other closing conditions, including a condition relating to manufacturing performance to address supply disruptions experienced by Valeritas in December 2019. There can be no certainty that the transaction will be concluded on any particular time frame or at all. We may be required to increase our bid if other bidders arise to contest the bid. The court overseeing the bidding process may also require changes in the terms of the asset purchase agreement. If we are required to increase our bid or otherwise change the scope of the acquisition, it could be detrimental to the Company following any consummation of the asset purchase, including with respect to the synergies that we may expect to achieve through the acquisition of Valeritas, if any.

We may be unable to successfully integrate Valeritas into our organization.

        If our proposed acquisition of Valeritas is completed, the successful integration of its operations into ours and our ability to realize synergies and benefits therefrom are subject to a number of risks and uncertainties, many of which are outside of our control, including:

  •
  the challenge of integrating complex organizations, systems, operating procedures, compliance programs, technology, networks and other assets of Valeritas;

  •
  the challenge of integrating Valeritas' sales force into our organization;

  •
  the difficulties harmonizing differences in the business cultures of our company and Valeritas;

  •
  the inability to combine successfully our respective businesses in a manner that permits us to achieve the synergies and other benefits from the acquisition of Valeritas;

  •
  the inability to minimize the diversion of management attention from ongoing business concerns during the process of integrating Valeritas into our businesses; and

  •
  the challenge of managing the expanded operations of a significantly larger and more complex company and coordinating geographically separate organizations.

        We will be required to devote significant management attention and resources to integrating business practices, cultures and operations of the two businesses. We will incur substantial expenses to consummate the proposed acquisition of Valeritas and may not realize the synergies or other benefits on the timeline expected or at all. Even if we are able to integrate Valeritas successfully into our business, any anticipated benefits of the acquisition of Valeritas may not be realized fully, or at all, and may take longer than anticipated to realize than expected.

We expect our operating loss to increase in the near-term if the acquisition of Valeritas is consummated. Valeritas may also have liabilities that are not known to us.

        Valeritas reported revenue of $22.4 million and loss before income taxes of $41.9 million for the nine months ended September 30, 2019. Valeritas reported in December 2019 that it experienced certain manufacturing performance issues that resulted in supply disruptions and are expected to have a material negative impact on its revenue and loss before income taxes. Although we expect that, if the Valeritas transaction is consummated, we may be able to reduce costs in the Valeritas business associated with some aspects of how the business is run (for instance, rationalizing some of the sites and removing duplicative costs like insurance policies) relative to historical amounts, there can be no such assurance that any such cost reductions will be realized on a timely basis or at all. Even if such cost reductions are realized, we expect that the Valeritas acquisition will materially increase our operating loss and cash used in operations in the near term.

        Valeritas may also have liabilities that we failed, or were unable, to discover in the course of performing our due diligence investigations of Valeritas or that are larger than we currently expect based on those diligence investigations. We may learn additional information about Valeritas that materially adversely affects us, such as unknown or contingent liabilities and liabilities related to compliance with applicable laws. Any such liabilities, individually or in the aggregate, could have a material adverse effect on our business, financial condition and results of operations.

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

        Two of our late stage clinical programs have been designated as orphan products. In the case of glepaglutide, its principle indication is intended for the treatment of short bowel syndrome and for dasiglucagon for the treatment of chronic hyperinsulinism, or CHI. Products that developed are for the treatment of orphan diseases receive additional assistance, faster processing and reduced application fees from regulatory authorities like the FDA, EMA or comparable authorities in other countries. In addition to these benefits, orphan indications also receive additional exclusivity protections that are not awarded to non-orphan drugs and enable orphan drugs to be awarded additional market exclusivity. If we are unable to obtain orphan exclusivity protection for glepaglutide or for dasiglucagon or our other products, we may be unable to prevent other companies from producing very similar products in the same therapeutic area or even competition from generic producers.

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

The COVID-19 coronavirus could materially adversely impact our business, including our clinical trials.

        In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread to multiple countries, including the United States and several European countries, including countries in which we have planned or ongoing clinical trials. If the COVID-19 coronavirus continues to spread in the United States, we may experience disruptions that could severely impact our business and clinical trials, including:

  •
  delays or difficulties in enrolling patients in our clinical trials;

  •
  delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;

  •
  diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

  •
  interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others; and

  •
  limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people.

        For our clinical trials that are being conducted at sites outside the United States, particularly in countries which are experiencing heightened impact from the COVID-19 coronavirus, in addition to the risks listed above, we may also experience the following adverse impacts:

  •
  delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

  •
  delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;

  •
  interruption in global shipping that may affect the transport of clinical trial materials, such as comparator drugs used in certain of our clinical trials;

  •
  changes in local regulations as part of a response to the COVID-19 coronavirus outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

  •
  delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and

  •
  refusal of the FDA to accept data from clinical trials in these affected geographies.

        The global outbreak of the COVID-19 coronavirus continues to rapidly evolve. The extent to which the COVID-19 coronavirus may impact our business and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

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

        Competitors may develop novel products or other technologies that could make our product candidates obsolete or uneconomical. Any of our product candidates that competes with an approved product may need to demonstrate compelling advantages, such as increased efficacy, convenience, pricing, tolerability and/or safety in order to be commercially successful. As a result, the pricing of certain of our products and product candidates, if and when approved for marketing, will depend, in part, on the pricing strategies adopted by our competitors. Any of our product candidates that are approved could also face other competitive factors in the future, including biosimilar competition, which could force us to lower prices or could result in reduced sales. Any failure to compete effectively against our current and future competitors could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

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

        Certain of our peptide product candidates are intended to be used in combination with a delivery device, such as an injector or other delivery system. Medical products containing a combination of new drugs, biological products or medical devices may be regulated as "combination products" in the United States and Europe. A combination product generally is defined as a product comprised of components from two or more regulatory categories (such as drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a new drug, biologic or device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of the overall product based upon a determination by the FDA of the primary mode of action of the combination product. The determination whether a product is a combination product or two separate products is made by the FDA on a case-by-case basis. Our product candidates intended for use with such devices, or expanded indications that we may seek for our products used with such devices, may not be approved or may be substantially delayed in receiving approval if the devices do not gain and/or maintain their own regulatory approvals or clearances.

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

        Our internal computer systems and those of our current and any future collaboration partners and other contractors or consultants are vulnerable to damage from cybersecurity breaches, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data for our product candidates from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.

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

  •
  rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism, epidemics or pandemics (such as the COVID-19 coronavirus), and other similar outbreaks or events, and potential failures in supply or demand for our products due to such changes or events or the fear that they may occur; and

  •
  tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

        Additionally, as a global company, we are subject to the Foreign Corrupt Practices Act, or the FCPA, which generally prohibits companies and their intermediaries from making or offering improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA generally also requires companies listed on a U.S. stock exchange to maintain a system of adequate internal accounting controls and to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets. Because of the predominance of government-sponsored health care systems around the world, many of our commercial relationships outside of the United States are with governmental entities, and personnel of such entities may be considered non-U.S. officials for purposes of the FCPA. Violations of the FCPA and other applicable anti-bribery laws are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have adopted a written code of business conduct and other policies and procedures to assist us and our personnel in complying with the FCPA and other applicable anti-bribery laws prior to completion of the offering. However, our personnel and others acting on our behalf could take actions that violate these requirements.

        If we were to experience any of the foregoing events, it could adversely affect our reputation, business, financial condition and results of operations.

We have identified material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

        Our management concluded that we had not maintained effective internal control over financial reporting and disclosure controls and procedures as of December 31, 2019, 2018, 2017, 2016 and 2015 due to the material weaknesses we identified in the design and operating effectiveness of our internal controls over financial reporting, including lack of sufficient competencies related to IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting in connection with our financial statement preparation process for the years ended December 31, 2019, 2018, 2017, 2016 and 2015. Under the standards established by the U.S. Public Company Accounting Oversight Board, or the

PCAOB, a material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company's annual financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by us related to our processes to assess risk and to design and implement effective control activities over financial reporting. Previously we did not have formalized risk assessment, oversight and compliance processes or formalized control descriptions for all of our key controls. During 2018 and 2019 these areas were developed and implemented, and we are working in 2020 to properly integrate them further into our routines and practices in the organization. Where control descriptions existed, they need to be further developed to ensure that they include all relevant information to enable the operating effectiveness of such controls. We will also work to ensure that adequate controls are performed in all areas. Where control activities were dependent on certain information, which is referred to as our IUC, we did not perform or document controls to assess the completeness and accuracy of such information. Internal capabilities have not been sufficient around the special and unusual transactions where we are relying on external assistance for proper handling of related risks. We have not adequately monitored control activities and identified control deficiencies; thus, we have been unable to evaluate whether other deficiencies, individually or in combination, resulted in a reasonable possibility that a material misstatement of our annual financial statements would not be prevented or detected on a timely basis. Further, restatements resulting from the correction of certain misstatements in our quarterly and annual financial statements have been identified, including in the first quarter of 2019 related to the recognition of warrants. These restatements occurred due to the lack of sufficient overall review of the financial statements and lack of oversight of the application and implementation of accounting policies and accounting standards by the Company.

        In addition to engaging external subject matter experts in key areas to improve our competencies with respect to IFRS and SEC reporting, in late 2018 and early 2019 we implemented a formalized process for risk assessment, completed the design and documentation of our key controls to respond to the identified risks, and initiated implementation of a formalized process for performing our evaluation of the effectiveness of our internal controls over financial reporting. We hired a new Chief Executive Officer in April 2019 and a new Chief Financial Officer in October 2019. In 2019, we also continued to focus on our accounting and reporting functions by replacing and adding more capable resources and working towards improving competencies and skills. In 2020, we expect to focus on utilizing our information technology infrastructure to drive efficiency and effectiveness in processes and internal controls through automation and standardization, while we continue to engage with external subject matter experts in key areas to improve our competencies with respect to IFRS and SEC reporting. We have hired, and plan to continue to hire, additional finance and accounting personnel with appropriate expertise to perform specific functions and to further assist in the implementation of improved processes and internal controls. We expect to continue to build, develop and invest in our financial management and reporting infrastructure and further evolve and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight.

        While our management believes that the steps that we have taken and plans we continue to make will improve our overall system of internal control over financial reporting and will remediate identified material weaknesses, the material weaknesses cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company's internal control over financial reporting in the future. Further, while our goal is to remediate the material weaknesses in 2020, we do not know the specific time frame needed to fully remediate the material weaknesses identified.

        Additionally, even if the material weakness in the design and operating effectiveness of our internal controls over financial reporting that had been identified was remediated by our actions, we may discover future deficiencies or material weaknesses in our internal controls over financial reporting, including those identified through testing conducted by us pursuant to Section 404(a) of the Sarbanes-Oxley Act or subsequent testing by our independent registered public accounting firm when required pursuant to the Sarbanes-Oxley Act. Such deficiencies may be deemed to be significant deficiencies or material weaknesses and may require changes to our consolidated financial statements or identify other areas for further attention or improvement. Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address any outstanding material weaknesses, continued disclosure of such significant deficiencies and material weaknesses may be required in future filings with the SEC, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.

The United Kingdom's withdrawal from the EU could result in increased regulatory and legal complexity, which may make it more difficult for us to do business in the EU and the rest of Europe and impose additional challenges in securing regulatory approval of our product candidates in the EU and the rest of Europe.

        The United Kingdom is a major market for pharmaceutical products. Following the result of a referendum in 2016, the United Kingdom left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the EU, the United Kingdom will be subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules will continue to apply. Negotiations between the United Kingdom and the EU are expected to continue in relation to the customs and trading relationship between the United Kingdom and the EU following the expiry of the Transition Period.

        In addition, as a result of Brexit, the EMA, formerly situated in London, relocated to Amsterdam. Following the Transition Period, there is a risk that the relocation will interrupt current administrative routines and occupy resources, which may generally adversely affect our dealings with the EMA. Further, there is considerable uncertainty resulting from a lack of precedent and the complexity of the United Kingdom and EU's intertwined legal regimes as to how Brexit (following the Transition Period) will impact the life sciences industry in Europe, including our company, including with respect to ongoing or future clinical trials.

        The impact will largely depend on the model and means by which the United Kingdom's relationship with the EU is governed post-Brexit. For example, following the Transition Period, the United Kingdom will no longer be covered by the centralized procedures for obtaining EU-wide marketing authorization from the EMA and, unless a specific agreement is entered into, a separate process for authorization of drug products, including our product candidates, will be required in the United Kingdom, the potential process for which is currently unclear. As a result, we cannot predict the impact that Brexit will have on (i) the marketing of pharmaceutical products, (ii) the process to obtain regulatory approval in the United Kingdom for product candidates or (iii) the award of exclusivities that are normally part of the EU legal framework (for instance Supplementary Protection Certificates, Pediatric Extensions or Orphan exclusivity). Brexit may adversely affect and delay our ability to commercialize, market and sell our product candidates in the United Kingdom.

        Brexit may also result in a reduction of funding to the EMA if the United Kingdom no longer makes financial contributions to European institutions, such as the EMA. If UK funding is so reduced, it could create delays in the EMA issuing regulatory approvals for our product candidates and, accordingly, have a material adverse effect on our business, financial condition, results of operations or prospects.

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

        Even if our patents do successfully issue and even if such patents cover our product candidates and methods of use, third parties may initiate interference, re-examination, post-grant review, inter partes review, or derivation actions in the U.S. Patent and Trademark Office, or the USPTO, may initiate third party oppositions in the European Patent Office, or the EPO, or similar actions challenging the validity, enforceability or scope of such patents in other patent administrative proceedings worldwide, which may result in our patent claims being narrowed or invalidated. Such proceedings could result in revocation or amendment of our patents in such a way that they no longer cover our product candidates or competitive products. Further, if we initiate legal proceedings against a third party to enforce a patent covering our product candidate or technology, the defendant could counterclaim that the patent covering our product candidate or technology is invalid or unenforceable. In patent litigation in the United States, certain European and other countries worldwide, it is commonplace for defendants to make counterclaims alleging invalidity and unenforceability in the same proceeding, or to commence parallel defensive proceedings such as patent nullity actions to challenge validity and enforceability of asserted patent claims.

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

        In certain Member States of the EU, patent term extensions may be obtained through a Supplementary Protection Certificate to recover some of the time lost between the patent application filing date and the date of first regulatory approval, up to a maximum term of five years. Up to five years of patent term extension are also available in Japan for patent term recovery related to the pharmaceutical regulatory review and approval process.

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

        The current presidential administration and U.S. Congress have also attempted to repeal or "repeal and replace" the Affordable Care Act, or the ACA. Although those efforts did not succeed, the presidential administration may continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. There is still uncertainty with respect to the impact President Trump's administration and the U.S. Congress may have on the ACA, if any, and any changes will likely take time to unfold. Additionally, there remain judicial and Congressional challenges to certain aspects of the ACA. For example, on December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the entire ACA is invalid based primarily on the fact that the Tax Cuts and Jobs Act of 2017 repealed the tax-based shared responsibility payment imposed by the ACA, on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the "individual mandate". Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. It is unclear how this decision, future decisions, and subsequent appeals will impact the law and the effect such impact could have on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA.

        In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2029 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the U.S. government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our out-licensed products and product candidates (if and when approved) and accordingly, our financial results.

        Likewise, the annual Medicare Physician Fee Schedule update, which, until recently, was based on a target-setting formula system called the Sustainable Growth Rate, or SGR, , was adjusted to reflect the comparison of actual expenditures to target expenditures. Because one of the factors for calculating the SGR was linked to the growth in the U.S. gross domestic product, or GDP, the SGR formula often resulted in a negative payment update when growth in Medicare beneficiaries' use of services exceeded GDP growth. Congress repeatedly intervened to delay the implementation of negative SGR payment updates. However, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, ended the use of the statutory formula and established a quality payment program, also referred to as the Quality Payment Program. . The quality payment program has two tracks, one known as the merit based incentive payment system for providers in the fee-for service Medicare program, and the advanced alternative payment model for providers in specific care models, such as accountable care organizations. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time it is unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program. .

        There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration's budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs Further, the Trump administration previously released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, such measures are designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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

Our operations involve hazardous materials and we and third parties with whom we contract must comply with environmental and safety laws and regulations, which can be expensive and restrict how we do business.

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

        Our current and future operations may directly, or indirectly through our prescribers, customers and purchasers, expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products. Restrictions under applicable U.S. federal, state, local and non-U.S. healthcare laws and regulations include, but are not limited to, the following:

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

  •
  federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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

  •
  the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and ACA that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMMS, payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

  •
  analogous state, local and non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers; state, local and non-U.S. marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry's voluntary compliance guidelines, relevant compliance guidance promulgated by the federal government, implementation of compliance programs, and compliance with the state's code of conduct; state and local laws that require a pharmaceutical company's sales representatives to be registered or licensed by the state or local governmental entity; and state and non-U.S. laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may be more stringent than HIPAA, thus complicating compliance efforts; and

  •
  rules or legislation covering more or less the same subject matter are found in numerous other countries, including in Denmark, which sometimes result in lower or higher exposures in those countries than in the United States.

        Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusion from government funded healthcare programs.

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

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. Holders.

        Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income, including cash. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. "Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders") holds the ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

        We do not believe we were a PFIC for our taxable year ended December 31, 2019. We have not yet made any determination as to our expected PFIC status for our taxable year ended December 31, 2020 and, accordingly, any such expectation would be subject to change based on, among other factors, our use of cash, the source and nature of our income, and the price of our ordinary shares or ADSs. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2019, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

        If we are a PFIC, U.S. Holders (as defined in Item 10.E. "Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders) of the ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see Item 10.E. "Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders."

If a United States person is treated as owning at least 10% of our ordinary shares, including ordinary shares represented by ADSs, such holder may be subject to adverse U.S. federal income tax consequences.

        If a U.S. Holder is treated as owning (directly, indirectly or constructively through the application of attribution rules) at least 10% of the value or voting power of our ordinary shares, including ordinary shares represented by ADSs, such U.S. Holder may be treated as a "United States shareholder" with respect to each "controlled foreign corporation" in our group (if any). Because our group includes at least one U.S. subsidiary (Zealand Pharma US, Inc.), certain of our non-U.S. subsidiaries may be treated as controlled foreign corporations (regardless of whether Zealand Pharma A/S is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of "Subpart F income," "global intangible low-taxed income" and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries, if any, are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations discussed above. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in the ADSs.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

        A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a "permanent establishment" under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

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

        At the same time, the European Commission is finalizing its Anti-Tax Avoidance Directive, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. The European Commission also continues to extend the application of its policies seeking to limit fiscal aid by Member States to particular companies, and the related investigation of the Member States' practices regarding the issuance of rulings on tax matters relating to individual companies.

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

PCAOB inspection of our independent auditors

        With Zealand Pharma A/S being a public company listed in the United States, our independent public accounting firm, Deloitte Statsautoriseret Revisionspartnerselskab (CVR no 33 96 35 56), is registered with the PCAOB and therefore required to undergo regular PCAOB inspections to assess the registered accounting firm's compliance with United States law and professional standards in connection with its audits of financial statements filed with the SEC.

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

        Our current pipeline of internal product candidates focuses on specialty gastrointestinal and metabolic diseases where we believe that the present standard of care is inadequate. In addition, we are looking to focus our efforts on drug candidates that may qualify for orphan/rare disease status.

        Our shares are listed on Nasdaq Copenhagen (ZEAL). Our American Depositary Shares (ADS) are listed on the Nasdaq Global Select Market in the United States (ZEAL).

Legal name:	Zealand Pharma A/S
Commercial name:	Zealand Pharma
Domicile:	Sydmarken 11 2860 Søborg (Copenhagen), Denmark
Tel:	+45 8877 3600
Fax:	+45 8877 3898
Website:	zealandpharma.com

        The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is www.zealandpharma.com.

        (The contents of this website are not incorporated by reference into this Annual Report on Form 20-F.)

Date of incorporation:	December 22, 1998 (formerly incorporated beginning on April 1, 1997 as a private limited liability company)
Legal form of the Company:	A Danish public limited liability company
Legislation under which the Company operates:	Danish law
Country of incorporation:	Denmark

Emerging Growth Company

        As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

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

Important events

Sanofi License Agreement and Royalty Pharma Agreement

        Since 2003 we have had a license collaboration with Sanofi, or the Sanofi License Agreement, in the diabetes field pertaining to the development and commercialization of lixisenatide, both as a standalone therapy and as a combination therapy. Pursuant to the Sanofi License Agreement, we were entitled to receive certain royalties and commercial milestones in respect of global net-sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin®. In September 2018 we, together with two of our wholly-owned subsidiaries, entered into a purchase and sale agreement with Royalty Pharma, or the Royalty Pharma Agreement, pursuant to which we sold and transferred our and our subsidiaries' respective rights to receive royalties and $85 million of potential commercial milestones in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018. In September 2018 we received DKK 1,310.2 million, or $205.0 million, upon closing of the transactions contemplated by the Royalty Pharma Agreement. The net gain from the transaction amounted to DKK 1,098.9 million, or $170.6 million, a portion of which was used to redeem outstanding notes we had issued in 2014 and related debt. In addition, we also remained eligible for a payment from Sanofi of potentially up to $15.0 million related to an offset from a settlement of an intellectual property dispute. However, we cannot be certain with regards to the timing and final amount of this payment, as both are dependent on factors that are outside of our control.

        Under the terms of the Royalty Pharma Agreement, we remain required to perform certain of our obligations under the Sanofi License Agreement and to perform certain administrative obligations under the Royalty Pharma Agreement, which include that retain the underlying intellectual property and pay the relevant renewals thereon in a timely manner. A failure by us to comply with the terms of the Royalty Pharma Agreement or the Sanofi License Agreement may place us in breach of our contractual obligations with either party, expose us to liability for indemnification of either party and/or may result in arbitration and/or litigation against us that may lead, in the event of an adverse finding against us, to an award of significant damages, loss of profits and/or award of attorney fees against us. For a further discussion of the Royalty Pharma Agreement and the Sanofi License Agreement, see Note 2 'Revenue' and Note 7 'Other operating income' to the consolidated financial statements on pages 73-74 in our Annual Report 2019.

Alexion Collaboration

        On March 20, 2019, we announced a collaboration with Alexion to discover and develop novel peptide therapies for complement-mediated diseases. The Collaborative Research and License Agreement, dated as of March 20, 2019, by and between Zealand Pharma A/S and Alexion Pharma Holding Unlimited Company, or the Alexion Agreement, provides Alexion with exclusive worldwide licenses for one preclinical target, with an option for up to three additional targets, in the complement pathway. We received an upfront payment of $25 million and an equity investment of $15 million (pursuant to Alexion's subscription for 802,859 of our ordinary shares), with potential for additional milestone-dependent and royalty payments. The accounting treatment of this upfront payment is outlined in Note 2 'Revenue' to the consolidated financial statements in our Annual Report 2019.

        For the lead target, the Alexion Agreement provides the potential for development-related milestones of up to $115 million, as well as up to $495 million in sales-related milestones and the potential for royalty payments in the high single digits to low teens. Each of the three subsequent targets can be selected for an option fee of $15 million and has the potential for additional development-related milestones and sales-related milestones and royalty payments at a reduced price to the lead target.

        As part of the equity investment from Alexion, our shares in ZP General Partner 3 ApS and ZP SPV 3 K/S were in January 2020 pledged to Alexion Pharma International Operation Unlimited

Company, or Alexion Pharma. Alexion Pharma is required to consent to any transfer of our shares in ZP General Partner 3 ApS and ZP SPV 3 K/S and Alexion Pharma also has a right to acquire such shares under certain conditions. Further, pursuant to the Alexion Agreement, in January 2020 we placed the relevant intellectual property to be developed under the Alexion Agreement in ZP SPV 3 K/S, our wholly owned subsidiary.

Encycle Acquisition

        On October 22, 2019, we announced the acquisition of Encycle Therapeutics, Inc., or Encycle, pursuant to that certain Purchase Agreement, dated as of October 22, 2019, by and between the Zealand Pharma A/S, Encycle Therapeutics Inc. and certain other parties thereto, or the Encycle Agreement. The acquisition is determined to be an asset acquisition and is accounted for under IAS 38 'Intangible Assets'. The acquisition is centered on a pre-clinical lead asset that complements Zealand's focus on developing next-generation peptide therapeutics for gastrointestinal diseases. There were no upfront payments associated with the transaction. Future milestone payments could reach up to $80 million upon the completion of certain events, including $10 million upon the successful completion of a Phase 2 study. There is also a potential mid-single digit royalty on global net sales from the lead asset. The lead asset, ET3764, is being developed as an orally-delivered peptide drug to target integrin alpha-4-beta-7, which is involved in the pathogenesis of inflammatory bowel disease, or IBD. The target's mode of action has been clinically validated in IBD by vedolizumab, an approved, infusion-only alpha-4-beta-7 integrin inhibitor.

Bid for Valeritas Assets

        On February 10, 2020, we announced a bid to acquire substantially all assets from Valeritas Holdings, Inc. (Nasdaq: VLRX), or Valeritas, for a total cash consideration of $23 million and the assumption of certain liabilities related to the ongoing business (including up to approximately $13.3 million related to open purchase orders, license payments and cure costs relating to prepetition contracts that will be assumed by Valeritas under the U.S. Bankruptcy Code upon exiting Chapter 11 proceedings), pursuant to the terms of the "stalking horse" asset purchase agreement entered into with Valeritas. On February 9, 2020, Valeritas and its subsidiaries filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. At that time, we entered into a definitive agreement to acquire substantially all assets from Valeritas. Under the terms of the agreement, we serve as the stalking horse bidder in a sale process.

        The proposed sale is to be conducted through a Court-supervised sale process under Section 363 of the Bankruptcy Code and will be subject to Court-approved bidding procedures and receipt of competing offers at auction. A hearing was held before the Bankruptcy Court on March 6, 2020, during which the Bankruptcy Court determined the procedures for the bidding and potential auction of Valeritas, which is expected to occur in March 2020. If our bid is selected, the sale will be subject to approval by the Bankruptcy Court and certain other closing conditions, including a condition relating to manufacturing performance to address supply disruptions experienced by Valeritas in December 2019. There can be no certainty that the transaction will be concluded.

        Valeritas is a U.S.-based commercial-stage medical technology company focused on improving health and simplifying life for people with diabetes. Valeritas' product, the V-Go® Wearable Insulin Delivery device, is a simple, affordable, all-in-one basal-bolus insulin delivery device option for adult patients requiring insulin that is worn like a patch and can eliminate the need for taking multiple daily shots. Valeritas reported revenue of $22.4 million and loss before income taxes of $41.9 million for the nine months ended September 30, 2019. Valeritas reported in December 2019 that it experienced certain manufacturing performance issues that resulted in supply disruptions and are expected to have a material negative impact on its revenue and loss before income taxes. Although we expect that, if the Valeritas transaction is consummated, we may be able to reduce costs in the Valeritas business associated with some aspects of how the business is run (for instance, rationalizing some of the sites and removing duplicative costs like insurance policies) relative to historical amounts, there can be no such assurance that any such cost reductions will be realized on a timely basis or at all. Even if such cost reductions are realized, the Company expects that the Valeritas acquisition will materially increase its operating loss and cash used in operations in the near term. The foregoing information concerning Valeritas Holdings, Inc. is taken from reports filed by such company with the SEC and has not been independently verified by us.

        Reference is also made to '2019 Achievements' on page 8 in our Annual Report 2019 for a description of important events in 2019.

Capital expenditure

        Capital expenditures primarily relate to building improvements and purchase of lab equipment at our headquarters in Søborg, Denmark. All capital expenditures are expected to be financed internally through cash on hand.

Public takeover offers in respect of the Company's shares

        No such offers occurred during 2019 or 2020 to date.

B.    BUSINESS OVERVIEW

        We are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Our current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases where we believe that the present standard of care is inadequate. In addition, we are looking to focus our efforts on drug candidates that may qualify for orphan/rare disease status. We have the following programs in late clinical development:

  •
  Glepaglutide, a long-acting GLP-2 analog in development for the treatment of short bowel syndrome, or SBS.  Orphan drug designation has been granted in the U.S. We have published the results of a Phase 2 trial where glepaglutide was dosed for three weeks in 18 patients with SBS. The trial demonstrates significant positive effects on gastrointestinal absorption and other efficacy parameters with the two highest doses, whilst the lowest dose was non-effective. Based on the findings of this trial, the pivotal Phase 3 trial in 129 SBS patients was initiated in the fourth quarter of 2018 with patient enrollment expected to be completed in 2020 and results from the trial expected in the first half of 2021. This study will evaluate the ability to reduce patient dependency on parenteral (intravenous) support when treated with glepaglutide over 26 weeks. We believe glepaglutide may have the potential to offer patients with SBS a convenient once-weekly treatment alternative.

  •
  Dasiglucagon HypoPal® Rescue Pen for severe hypoglycemia.  Ready-to-use dasiglucagon may offer diabetes patients and their families a fast treatment solution for severe hypoglycemia that is easier to use than currently marketed glucagon kits and offer a different mode of administration than the recently approved nasal administered glucagon powder Baqsimi®. Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels associated primarily with insulin therapy. Two Phase 3 efficacy trials with dasiglucagon for the treatment of severe hypoglycemia have been completed with good results in 2018 and 2019. A pediatric Phase 3 trial was initiated in the end of 2018, with positive results announced in September 2019. An NDA submission to the FDA is planned for early 2020.

  •
  Dasiglucagon dual-hormone artificial pancreas for automated diabetes management.  In a non-exclusive collaboration with Beta Bionics, we are developing dasiglucagon for use in an artificial pancreas device containing both insulin and dasiglucagon. Breakthrough Device designation was received from the FDA in December 2019. Guided by an algorithm, this device is designed to maintain and control blood glucose levels with minimal patient intervention. We have already reported positive results from two Phase 2a trials during the second quarter of 2017, and top-line results from a small home-use Phase 2 trial in iLet™ gen 3.2 dual-hormone artificial pancreas system were announced in June 2019. We and Beta Bionics are in discussion with the FDA and expect to initiate the pivotal Phase 3 trial in late 2020.

  •
  Dasiglucagon for congenital hyperinsulinism.  Congenital hyperinsulinism, or CHI, is an ultra-rare but devastating disease caused by inappropriately elevated insulin secretion irrespective of glucose levels. This leads to frequent and often severe hypoglycemia and long-term irreversible damage to health. In 2017, the FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI. In January 2018, the FDA issued a safe-to-proceed letter, and the first Phase 3 trial with 32 pediatric patients (ages three months to 12 years) with CHI started in the first quarter of 2019 with results expected in 2020. In May 2019, we enrolled the first children in the long-term Phase 3 extension study. In December 2019, we initiated a second Phase 3 trial with 12 pediatric patients (ages seven days to one year) with CHI and we are currently awaiting patient recruitment. If results from these studies are positive, we anticipate submitting an NDA to the FDA for treatment of CHI in 2021.

  •
  Dasiglucagon for post bariatric surgery hypoglycemia.  In October 2019, we initiated a Phase 2 dose-finding clinical proof of concept trial to explore potential benefit of mini-doses of dasiglucagon in correcting serious hypoglycemic events following meal ingestions in some patients who have undergone bariatric surgery. The results of this trial are expected in the first half of 2020.

        In addition to the late stage clinical programs, our portfolio includes ZP 7570, a potential once-weekly GLP-1-GLP-2 agonist for treatment of SBS in phase 1 development, two clinical license collaborations with Boehringer Ingelheim targeting treatment of type 2 diabetes and/or obesity, and a pre-clinical license collaboration with Alexion targeting Complement C3. The complement system is part of the immune system that protects the body against, among other things, bacterial infection. In certain diseases, this system can become dysregulated and lead to certain auto- immune diseases. Peptide-based therapeutics may offer an opportunity to treat some of these diseases. We also have a pipeline of other pre-clinical programs with the potential to enter into the clinic in 2020 and the years to come.

        Furthermore, as we approach commercialization of certain of our product candidates, we are building a fully integrated commercial organization with U.S. operations to market our own therapies for rare diseases in the United States. During 2019, we took the decision to accelerate the development of our commercial organization to prepare to independently launch the Dasiglucagon HypoPal® Rescue Pen.

Our Product Pipeline

        We operate within the global market for peptide-based medicines. All revenues are generated from milestone and royalty payments related to our license agreements. See Note 2 'Revenue' to the consolidated financial statements on pages 61-63 in our Annual Report 2019 for disclosure of revenue by category. We do not sell products to specific geographic markets.

        The chart below summarizes the development stage and status of our portfolio of product candidates:

(1)
Partnered with Boehringer Ingelheim. Zealand eligible for EUR 365 million in outstanding milestones. The initial EUR 20 million milestone will become payable upon initiation of Phase 2 clinical testing of BI456906 GLP-1/GLU Dual Agonist. That Phase 2 clinical trial has not yet been initiated, but is expected to be initiated, and as a result, the initial EUR 20 million milestone is expected to be received in 2020 rather than in late 2019 as previously anticipated.

(2)
Partnered with Boehringer Ingelheim. Zealand eligible for EUR 283 million in outstanding milestones.

(3)
Partnered with Alexion. Zealand eligible for USD 610 million in outstanding milestones.

(4)
Acquired Encycle Therapeutics, Inc. Future potential earn-outs of up to USD 80 million contingent on successful achievement of development, regulatory and commercial milestones; payable in cash and/or ZEAL equity at Zealand's discretion.

Overview of Short Bowel Syndrome (SBS)

        SBS is a complex chronic and severe condition associated with reduced or complete loss of intestinal function. Many patients have to be connected to infusion lines and pumps every day, which pose significant restrictions on their ability to engage in daily activities. In addition, they are at risk of experiencing a number of serious and life-threatening complications such as sepsis, blood clots, liver damage and renal impairment.

GLP-2 treatment of SBS

        In 2012 the FDA approved teduglutide as a novel treatment for the treatment of adult patients with SBS who are dependent on parenteral support. Teduglutide has a mean terminal half-life of approximately 1.3 hours in SBS subjects and has to be administered daily vial a syringe, following reconstitution of the lyophilized power. In 2018, Shire reported global sales of teduglutide of approximately $450 million.

Glepaglutide

        Glepaglutide is a long-acting GLP-2 analogue with an effective half-life of approximately 50 hours with potential for once-weekly dosing in an auto-injector pen. In our pre-clinical studies, we observed that glepaglutide was effective in increasing intestinal weight and length. A Phase 2 clinical proof-of-concept, dose-finding Phase 2 trial was completed in 2017. Eighteen patients with SBS were enrolled in the trial and the primary result demonstrated that treatment with 1 mg and 10 mg glepaglutide reduced mean fecal output by 592 g/d (p=0.002) and 833 g/d (p=0.0002), respectively, and increased intestinal wet weight absorption. No changes were observed in the 0.1 mg dose group. Common adverse events were stoma complications, injection site reactions, peripheral edema, polyuria, nausea, and abdominal pain.

        Key results from Phase 2 trial with glepaglutide in SBS are as follows:

Changes from baseline* (Adjusted means [95% CI])	0.1 mg (N=10)	1 mg (N=11)	10 mg (N=11)
Primary Endpoint
Absolute Faecal Output (g/d)	173 [–160, 506] p=0.274	–592 [–913, –272] p=0.002	–833 [–1152, –515] p=0.0002
Secondary Endpoints
Relative Faecal Output (%)	10 [–3, 22] p=0.113	–23 [–35, –11] p=0.002	–30 [–42, –19] p=0.0002
Absolute Urine Weight (g/d)	90 [–208, 389] p=0.515	530 [245, 816] p=0.002	368 [82, 654] p=0.017
Relative Urine Weight (%)	11 [–11, 34] p=0.293	40 [18, 61] p=0.002	32 [11, 54] p=0.008

        Common related adverse events as sorted by number of patients in each treatment period in the glepaglutide Phase 2 trial.

	0.1 mg N=12	1 mg N=12	10 mg N=12
Any related adverse events	10	11	11
Stoma complications	3	6	10
Any injection site reaction	2	7	8
Peripheral oedema	2	6	5
Polyuria	1	3	3
Abdominal pain	5	1	1
Nausea	4	0	3
Abdominal distension	3	2	2
Fatigue	1	1	3
Dizziness	2	0	2
Vomiting	3	0	1

        Following the End-of-Phase 2 meeting with the FDA and scientific advice from the European Medicines Agency, we initiated the glepaglutide Phase 3 trial in patients with SBS in October 2018. The Phase 3 trial seeks to demonstrate efficacy and safety of once- and twice-weekly subcutaneous injections of 10 mg glepaglutide in SBS patients on parenteral support. We expect to enroll 129 patients at sites across the United States, Canada and Europe with enrollment expected to be completed in 2020. The trial will be placebo-controlled, randomized, parallel-group, double-blind, and with fixed dose injection. The primary objective will be to evaluate the efficacy of glepaglutide in reducing parenteral support volume in SBS patients. The secondary objectives will be to evaluate additional efficacy endpoints, as well as safety and tolerability. Results from the trial are expected in the first half of 2021.

Diabetes and severe hypoglycemia

        All people with type 1 diabetes and most people with severely affected type 2 diabetes must constantly monitor and adjust their blood glucose levels to remain in proper glycemic control, as both high and low blood glucose may affect their health, both in the short and long term.

        Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels associated primarily with insulin therapy. Severe hypoglycemic is one of the biggest concerns for insulin-dependent patients their families. It is a condition characterized by confusion, seizures and, often, loss of consciousness which, if left untreated, can result in death.

        People require assistance from another person to treat severe hypoglycemia. Powder formulations of glucagon that require reconstitution immediately before administration, due to their poor drug stability, are available on the market. Studies have suggested that up to 85% of trained caregivers fail to give the full dose of glucagon when using these glucagon kits in a simulated emergency situation, due to complexity of use. Recently, Baqsimi®, a nasally-administered dry powder glucagon product, was approved by the FDA as an alternative treatment of severe hypoglycemia, which does not require mixing before administration. In addition to Baqsimi®, Xeris Pharmaceuticals Inc. has developed a ready use glucagon injection, Gvoke™, which is designed to be delivered in a pre-filled syringe, or PFS, or an auto-injector. Gvoke™ was approved by the FDA in September 2019.

Dasiglucagon HypoPal® PFS and rescue pen for severe hypoglycemia

        Our dasiglucagon HypoPal® is a glucagon analog which is stable in liquid formulation. It is being developed in a PFS and auto-injector rescue pen presentations for treatment of severe hypoglycemia.

        The HypoPal® rescue pen may offer diabetes patients and their families a fast treatment solution for severe hypoglycemia that is easier to use than currently marketed glucagon kits. Two Phase 3 efficacy trials with dasiglucagon for the treatment of severe hypoglycemia have been completed in 2018 and 2019. A pediatric Phase 3 trial was initiated at the end of 2018, with positive results announced in September 2019. The NDA submission to the FDA is planned for early 2020.

        The pivotal Phase 3 trial demonstrated that a single dose of dasiglucagon administered via the PFS rapidly increased blood glucose levels in patients with type 1 diabetes following insulin-induced hypoglycemia. The trial compared the glycemic response observed after administration of dasiglucagon with that of placebo and that of currently marketed glucagon, in powder form for reconstitution prior to injection. The primary endpoint was time to plasma glucose recovery, which was defined as first increase in plasma glucose of at least 20 mg/dL (1.1 mmol/L) from baseline without administration of rescue intravenous glucose. The trial enrolled 168 total patients, including 82 in the dasiglucagon arm, 43 in the placebo arm and 43 in the GlucaGen® arm. GlucaGen® is a glucagon currently marketed by Novo Nordisk A/S.

  •
  The primary result demonstrates that the median time to blood glucose recovery was 10 minutes for dasiglucagon, which was superior to placebo (median: 40 min; p<0.001). The median time to recovery for GlucaGen® was 12 minutes.

  •
  99% of subjects were recovered from the insulin-induced hypoglycemia within 15 minutes following dosing with dasiglucagon, versus 2% with placebo and 95% with GlucaGen®.

        Overall, no safety concerns were raised for dasiglucagon within the trial. Nausea and vomiting were reported with similar numbers for dasiglucagon and GlucaGen® (nausea: 55% and 53%, vomiting: 23% and 19%, respectively).

        The confirmatory Phase 3 trial demonstrated that a single dose of dasiglucagon administered via the HypoPal® rescue pen rapidly increased blood glucose levels in patients with type 1 diabetes following insulin-induced hypoglycemia. The trial compared the glycemic response observed after dosing of dasiglucagon with that of placebo. The primary endpoint was time to plasma glucose recovery, which was defined as first increase in plasma glucose of ≥20 mg/dL (1.1 mmol/L) from baseline without administration of rescue intravenous glucose. 45 subjects were included in the trial. The primary result demonstrated that the median time to blood glucose recovery was 10 minutes for dasiglucagon, which was superior to placebo (median: 35 min; p<0.001). The dasiglucagon pharmacokinetic profiles were consistent between the two phase 3 trials. Overall, no safety concerns were raised for dasiglucagon within the trial. Nausea and vomiting were reported with dasiglucagon (nausea: 62% and vomiting: 29%).

        The pediatric Phase 3 trial compared the glycemic response observed after induction of hypoglycemia and administration of dasiglucagon (0.6 mg) with that of placebo and that of GlucaGen® (1 mg) in powder form for reconstitution prior to injection. The primary endpoint was time to plasma glucose recovery, which was defined as first increase in plasma glucose of at least 20 mg/dL (1.1 mmol/L) from baseline without administration of rescue intravenous glucose. The trial enrolled 42 pediatric patients (divided into age groups of 6 to 11 and 12 to 17 years old), including 21 in the dasiglucagon arm, 11 in the placebo arm and 10 in the GlucaGen® arm. The primary result demonstrated that the median time to blood glucose recovery was 10 minutes for dasiglucagon, which was superior to placebo (median: 30 min; p<0.001). The median time to recovery for GlucaGen® was 12 minutes. Overall, no safety concerns were raised for dasiglucagon within the trial. Nausea and vomiting were reported with dasiglucagon in both age groups (6 to 11 years; nausea: 25% and vomiting:

25%; 12 to 17 years; nausea: 92% and vomiting: 67%). For GlucaGen® (6 to 11 years; nausea: 50% and vomiting: 25%; 12 to 17 years; nausea: 17% and vomiting: 0%).

Dual-hormone artificial pancreas for automated diabetes management

        Despite availability of modern insulins and improved insulin pump systems and glucose sensors, management of type 1 diabetes remains a significant patient burden and data suggest that only 20 to 30% of patients in the United States are below the glucose targets recommended by the American Diabetes Association. Maintaining tight glycemic control with infusion or injection with insulin is difficult due to delays in uptake and constant changes in insulin requirements. Therefore, several academic researchers and a few device companies are working on glucose-sensor guided dual-hormone pumps that injects insulin when glucose is high and glucagon with glucose is low, and thus holds the potential to remove the burden of marinating tight glucose control from the patients.

Dasiglucagon for dual-hormone artificial pancreas for automated diabetes management

        Dasiglucagon is being developed in a 1ml pre-filled cartridge for use in dual-hormone artificial pancreas device systems, with insulin being the other hormone. We have already reported positive results from two Phase 2a trials during the second quarter of 2017. In our Phase 2a microdose trial, 17 patients with type 1 diabetes received four different doses of dasiglucagon, ranging from 0.03 mg to 0.6 mg, under euglycemia (normal blood glucose level) and hypoglycemia conditions. A dose-response with increases in blood glucose levels was observed across the dose range tested in this trial. In our Phase 2a pump trial, 10 adult patients with type 1 diabetes received dosing of dasiglucagon under challenging conditions, including fasting, a high basal insulin rate and exercise to stimulate the administration of glucagon by the iLet™ algorithms. No severe hypoglycemic episodes were observed, time below 60 mg/dl glucose was approximately 13% and 18% for dasiglucagon and recombinant glucagon, respectively, and time with 70 to 180 mg/dl glucose was approximately 71% and 65% for dasiglucagon and recombinant glucagon, respectively. Nausea and vomiting were reported in a similar number of patients for both dasiglucagon and the recombinant glucagon (nausea was reported in 55% and 53% of patients, respectively, and vomiting was reported in 23% and 19% of patients, respectively), but dasiglucagon was observed to be well-tolerated in the trial, with no injection site reactions noted. Furthermore, chronic toxicology studies support human testing of long-term usage of dasiglucagon, as dasiglucagon was observed to demonstrate similar physiological effects to native glucagon. Data from our Phase 2a trials and the toxicology studies provided the foundation for further clinical development of dasiglucagon in the iLet™ pump system.

        We have a non-exclusive collaboration with Beta Bionics who is the developer of an artificial pancreas device containing both insulin and dasiglucagon, the iLet™. Breakthrough Device designation was received from the FDA in December 2019. Guided by an algorithm, this device is designed to maintain and control blood glucose levels with minimal patient intervention.

        Top-line results from a small home-use Phase 2 trial in iLet™ gen 3.2 dual-hormone artificial pancreas system were announced in June 2019. The trial compared operational performance of the iLet in the insulin-only configuration for one week versus the bihormonal configuration for one week in 10 adult participants with T1D. The iLet operated as expected, meeting the primary aim of the study. Preliminary data analysis demonstrated that the bihormonal iLet using dasiglucagon provided superior glycemic control over the insulin-only iLet (see table below).

        We and Beta Bionics are in discussion with the FDA and expect to initiate the pivotal Phase 3 trial in late 2020.

Congenital hyperinsulinism

        CHI is an ultra-rare but devastating disease caused by inappropriately elevated insulin secretion irrespective of glucose levels. This leads to frequent and often severe hypoglycemia and long-term irreversible damage to health. Researchers have demonstrated the potential using chronic low-dose glucagon infusions to improve management of nine children with CHI. Reduction or discontinuation of I.V. glucose infusion was seen in all children. Six children were discharged to home during treatment. In five children, pancreatectomy or re-operation was avoided. In three children, glucagon was administered for one to four years leading to stable euglycemia.

Dasiglucagon for congenital hyperinsulinism

        In 2017, the FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI. In January 2018, the FDA issued a safe-to-proceed letter, and the first Phase 3 trial with 32 pediatric patients (ages three months to 12 years) with CHI started in the first quarter of 2019 with results expected in 2020. In December 2019, we initiated a second Phase 3 trial with 12 pediatric patients (ages seven days to one year) with CHI. If results from these studies are positive, we anticipate submitting an NDA to the FDA for treatment of CHI in 2021.

Post bariatric surgery hypoglycemia

        Post-gastric bypass hypoglycemia, or PGBH, occurs following a meal and starting approximately 6 months or later following surgery for gastric bypass (called Roux-en-Y gastric bypass, or RYGB). Although it is rare, severe PGBH can be life-threatening with reports of associated seizure, syncope and motor vehicle accidents. The mechanisms underlying PGBH are not completely understood but may include inappropriate secretion of insulin and gut hormones, increased beta cell response to oral stimuli, increased glucose effectiveness, dysfunction of counter-regulatory hormones such as glucagon, and rapid post-weight loss improvement in insulin sensitivity.

Dasiglucagon for post bariatric surgery hypoglycemia

        In October 2019, we initiated a Phase 2 dose-finding clinical proof of concept trial to explore potential benefit of mini-doses of dasiglucagon in correcting serious hypoglycemic events following meal ingestions in some patients who have undergone bariatric surgery. The results of this trial are expected in the first half of 2020.

Recent Developments

        Reference is also made to the section 'Transforming peptides' on pages 12-25 in our Annual Report 2019.

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

        We compete with companies that are producing drugs for, among other disease indications, SBS, such as Takeda plc which currently markets and distributes Gattex, and hypoglycemia, such as Novo Nordisk, Eli Lilly and Xeris Pharmaceuticals, Inc., which each market and distribute glucagon rescue kits.

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

        Patent applications are generally prepared by our in-house patent professionals in collaboration with outside patent counsel. Patent applications drafted before a lead compound is chosen typically disclose a large number of structurally related compounds. Our patent applications cover compositions of matter and methods of use, and may additionally cover dosing regimens and methods of making the compounds. Later-filed patent applications typically cover next-generation compounds having for example, structural differences that might confer improved properties. Initially, we file one or more patent applications that establish priority to be claimed in later-filed applications. For most patent families, we file a patent application under the International Patent System, or PCT, which can be entered for examination into the patent office in any of the countries that are signatories to the PCT. In some cases, we file national applications directly in the major jurisdictions, which include Europe, the United States and Japan. For certain patent families, we file in parallel an application under the PCT and national applications in certain jurisdictions, such as the United States. Our patent strategy includes an evaluation of the of third party patents that may be infringed by our drug candidate products and development programs, and we prepare our development and commercialization plans to avoid claims of infringement. To the extent that we identify any potential issue with third party patents that may affect any of our product candidates, we develop a strategy to deal with such third party patents by ensuring that we are satisfied that such patents are invalid, not infringed, or that we commercialize our products after the expiry of such patents. Such strategies can include seeking a judicial or administrative revocation of such patents, ensuring that we are in a position to defend a claim for infringement, or seeking a license where that is appropriate.

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

Patent and Patent Application Portfolio

        We own one patent family covering lixisenatide. This family includes approximately 60 granted patents and one patent application. This includes 59 granted non-U.S. patents in 10 non-U.S. jurisdictions and one issued U.S patent. This entire family is all licensed exclusively to Sanofi. We own five patent families covering two related proprietary GLP-2 analogs, glepaglutide and elsiglutide, or backup candidates. These patent families include 67 granted patents and 36 patent applications. Of these, 59 patents are non-U.S. patents in 16 non-U.S. jurisdictions. Although the disclosures of one of these patent families encompass both elsiglutide and glepaglutide, it has been possible to claim the subject matter relating to elsiglutide and glepaglutide in separate patents in the United States. For our internal compound dasiglucagon, a glucagon analog that has a favorable stability profile, we own three patent families including approximately 29 pending non-U.S. patent applications in 18 non-U.S. jurisdictions.

        We also possess certain technologies we employ when designing novel peptide drug candidates. An example of one of our internal peptide enhancing technologies is the SIP technology. The SIP technology adds a number of specific amino acids to a peptide thereby strengthening or tightening the molecular structure to make the peptide less susceptible to biological degradation. The SIP technology can assist to maintain the peptide in the blood for a longer period of time before the peptide is degraded and may permit less frequent dosing of the peptide. The SIP technology has been employed for the development of lixisenatide, glepaglutide and elsiglutide. In addition to these we possess other proprietary technologies which involve the addition of a fatty acid to the amino acid chain of a given peptide as another technique to increase the half-life of the peptide in the blood stream.

        Although specific reference is made to the status of patents granted or pending in the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, and Japan, in many cases the patent families also include patents or applications in a number of additional jurisdictions, including Australia, Canada, China, and India. Nominal expiration dates mentioned below are based on the statutory patent terms. Upon marketing approval, patent term extensions or supplementary protection certificates may be obtainable in various jurisdictions, including the United States, certain European jurisdictions, and Japan, with respect to certain patents claiming compositions of matter, methods of use or methods of manufacturing the products, with a maximum of five years of extension potentially available. U.S. patents may also be entitled to adjustments to their statutory patent term depending on the length of the delay to the issuance of the patents caused by the USPTO.

        We (or our wholly owned subsidiary, ZP Holding SPV K/S (a limited partnership), or ZP Holding, in the case of lixisenatide) own all patents and applications described below, as relating to lixisenatide, elsiglutide, glepaglutide and dasiglucagon.

Lixisenatide

        Our wholly owned subsidiary, ZP Holding, owns one patent family covering the lixisenatide compound and compositions. This patent family includes granted patents in Europe (one European patent validated in 25 countries and a second European patent validated in 18 countries), the United States, Australia (two), Canada, China, Hong Kong (two), India, Israel (three), Japan (three), New Zealand and South Africa. The patents include composition of matter claims covering both the peptide and composition of lixisenatide, originally known as ZP10. The granted U.S. patent originally claimed lixisenatide and closely related analogs of lixisenatide, but was reissued with claims covering lixisenatide only. The closely related analogs may be pursued in one or more continuing applications. The granted European patents include claims drawn to the composition of matter of a genus of compounds that encompasses lixisenatide and of lixisenatide, compositions comprising lixisenatide, and uses of lixisenatide to treat various diseases, including type 2 diabetes, type 1 diabetes and obesity. The patents in this patent family have a nominal expiration date in July 2020 and some may be eligible for up to five years of regulatory patent term extension in several jurisdictions, including certain European jurisdictions, Japan, Israel and the United States. This entire family is all licensed exclusively to Sanofi.

Elsiglutide and glepaglutide

        We own one patent family that covers both elsiglutide and glepaglutide, which includes 66 granted patents and 8 patent applications. This patent family discloses both the elsiglutide compound and the glepaglutide compound, which are structurally-related GLP-2 receptor agonists developed using our SIP technology. These two compounds therefore share one patent family in common.

        This patent family includes granted patents in Australia, Canada, China (two), Eurasia (designated in nine countries), Hong Kong, Israel (three), India (two), Japan (three), South Korea (three), Mexico, New Zealand (three), Ukraine and South Africa (two). The granted U.S. patents include composition of matter claims covering both the peptide and composition of elsiglutide and glepaglutide, and claims drawn to a method of treating CID by administering elsiglutide and a method of treating inflammatory bowel disease by administering glepaglutide. The granted European patent includes claims drawn to the composition of matter of a genus of compounds that encompasses elsiglutide and glepaglutide and of elsiglutide and glepaglutide, as well as analogs thereof and methods of using elsiglutide and glepaglutide for the preparation of a medicament to treat or prevent side effects of chemotherapy, including diarrhea. Twelve applications are pending in this family in the United States and non-U.S. jurisdictions, including Brazil, Europe, Hong Kong, India, Japan, Norway and South Africa. The patents in this patent family have a nominal expiration date in May 2026, with the exception of one of the granted U.S. patents, which has an adjusted expiration date in June 2026.

        The patents in this patent family were licensed to Helsinn for elsiglutide until June 2017. With the termination of the license agreement with Helsinn, we are now responsible for the maintenance of this patent family.

        The granted European patent in this first patent family was opposed in the EPO by a competitor. The Opposition Division of the EPO maintained all original claims at a hearing in June 2014. The decision to maintain the patent with narrow claims covering glepaglutide and elsiglutide was made final at an oral hearing in November 2018 before the Technical Board of Appeals of the EPO. These proceedings are now closed.

        In addition, glepaglutide has a total of five other patent families that are at an early stage of prosecution. These consist of pending patent applications in the United States and at the EPO.

Dasiglucagon

        We own three patent families covering dasiglucagon, which include 25 granted non-U.S. patents and 21 patent applications in the United States and non-U.S. jurisdictions, including Brazil, Japan and India. The pending claims in one family cover the dasiglucagon compound and a group of structurally related compounds having glucagon agonist activity and increased solubility and/or stability relative to the native glucagon, as well as pharmaceutical compositions comprising such compounds and related uses for treating a variety of diseases including hypoglycemia, type 1 and 2 diabetes and other metabolic conditions, and nucleic acid molecules for expression of the compounds in host cells. The patent applications in the family that protect the compound itself, when issued, will have a nominal expiration date in July 2033. A United States patent in this family granted with claims covering the dasiglucagon compound. This patent received a patent term adjustment of 560 days, and is scheduled to expire in February 2035.

ZP 10,000 a4b7 Integrin Inhibitor

        This is an asset that was acquired with our acquisition of Encycle. This includes the acquisition of six patent families consisting of 20 granted patents and 33 patent applications in various territories, including two patent families that are co-owned with the University of Montreal and two patent families that are licensed from the University of Toronto. The remaining two families are wholly owned by Encycle, including the family that includes the composition of matter patent application.

Ion Channel Blockers

        We own one unpublished patent application in relation to this pre-clinical asset. This is at a very early stage of prosecution.

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

U.S. Government Regulation

        In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA's refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

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

Combination Products

        Certain of our product candidates are designed to be delivered to patients by dedicated medical devices. In the United States, products composed of components that would normally be regulated by different centers at the FDA are known as combination products. Typically, the FDA's Office of Combination Products assigns a combination product to a specific center as the lead reviewer based upon the product's primary mode of action. Depending on the type of combination product, its approval, clearance or licensure may usually be obtained through the submission of a single marketing application. However, the FDA sometimes will require separate marketing applications for individual constituent parts of the combination product which may require additional time, effort, and information, For example, delivery devices require Human Factors testing and their manufacture is subject to FDA's Quality System Regulation. Even when a single marketing application is required for a combination product, such as an NDA for a combination drug and delivery device, both the FDA's Center for Drug Evaluation and Research and the FDA's Center for Devices and Radiological Health may participate in the review.

Other U.S Healthcare Laws

        Our current and future operations may directly, or indirectly through our prescribers, customers and purchasers, expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products. Restrictions under applicable U.S. federal, state, local and non-U.S. healthcare laws and regulations include, but are not limited to, the following:

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

  •
  federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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

  •
  the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and ACA that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMMS, payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

  •
  analogous state, local and non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers; state, local and non-U.S. marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry's voluntary compliance guidelines, relevant compliance guidance promulgated by the federal government, implementation of compliance programs, and compliance with the state's code of conduct; state and local laws that require a pharmaceutical company's sales representatives to be registered or licensed by the state or local governmental entity; and state and non-U.S. laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may be more stringent than HIPAA, thus complicating compliance efforts; and

  •
  rules or legislation covering more or less the same subject matter are found in numerous other countries, including in Denmark, which sometimes result in lower or higher exposures in those countries than in the United States.

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

        Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, integrity obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could substantially disrupt our operations. If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusion from government funded healthcare programs.

Healthcare Reform

        Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, in the United States the current presidential administration and U.S. Congress have attempted to repeal or "repeal and replace" the Affordable Care Act, or the ACA. Although those efforts did not succeed, the presidential administration may continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. Additionally, there remain judicial and Congressional challenges to certain aspects of the ACA. For example, on December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the entire ACA is invalid based primarily on the fact that the Tax Cuts and Jobs Act of 2017 repealed the tax-based shared responsibility payment imposed by the ACA, on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the "individual mandate". Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, and subsequent appeals will impact the law and the effect such impact could have on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA.

        Other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2029 unless additional Congressional action is taken. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the U.S. government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, ended the use of the statutory formula and established a quality payment program, also referred to as the Quality Payment Program. The quality payment program has two tracks, one known as the merit based incentive payment system for providers in the fee-for service Medicare program, and the advanced alternative payment model for providers in specific care models, such as accountable care organizations. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time it is unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program. These new laws may result in additional reductions in Medicare and other healthcare funding.

        There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. In addition, the Trump administration's budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Further, the Trump administration previously released a "Blueprint" to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, such measures are designed to encourage importation from other countries and bulk purchasing.

Coverage and Reimbursement

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

C.    ORGANIZATIONAL STRUCTURE

        For information regarding our organizational structure, please see Exhibit 8.1 to this Annual Report on Form 20-F.

D.    PROPERTY, PLANT AND EQUIPMENT

        We lease of approximately 7,181 square meters of office and laboratory space at Sydmarken 11, 2860 Søborg, Denmark, where all our activities, including R&D, are currently conducted. The lease is interminable for 13 years for Zealand and 15 years for the landlord, Ejendomsselskabet Sydmarken 5 A/S, from the date when Zealand moved into the facilities, which was September 1, 2019. After said periods Zealand can, without restrictions, and the landlord, subject to certain restrictions under Danish law, terminate the lease upon 12 months written notice.

ITEM 4A    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates

        Reference is made to Note 1 'Significant accounting policies, and significant accounting estimates and assessments' to the consolidated financial statements on pages 54-60 in our Annual Report 2019.

New accounting pronouncements

        Reference is made to Note 1 'Significant accounting policies, and significant accounting estimates and assessments' to the consolidated financial statements on pages 54-60 in our Annual Report 2019.

A.    OPERATING RESULTS

        Reference is made to the section 'Financial review' contained on pages 40-42 in our Annual Report 2019 and "Item 3—Key Information—D. Risk Factors". Reference is further made to 'Risk management and internal control' on pages 38-39 in our Annual Report 2019.

        The financial condition of the Group and its development is described in our Annual Report 2019. The information in this section is based on, and should be read in conjunction with, our Annual Report 2019. The analysis and discussion included in our Annual Report 2019 is primarily based on the consolidated financial statements, which are prepared in accordance with IFRS as issued by the IASB.

2019 compared with 2018

        The section 'Financial review' contained on pages 40-42 in our Annual Report 2019 constitutes the Board of Directors' and Executive Management's discussion and analysis of results of operations.

2018 compared with 2017

        The following financial review is based on the Company's consolidated financial information for the year ended December 31, 2018, as compared to the financial information for the year ended December 31, 2017. The below financial information has been restated. Please see Note 1 'Significant accounting policies, and significant accounting estimates and assessments' on pages 54-60 in our Annual Report 2019 for information regarding the restatement.

Revenue

        Revenue in 2018 amounted to DKK 38.0 million, as compared to DKK 136.3 million in 2017.

        Revenue from milestone payments amounted to DKK 13.1 million in 2018, as compared to DKK 101.0 in 2017, corresponding to an 87% decrease. The milestone payments in 2018 comprised a payment of DKK 9.8 million from an undisclosed counterpart in connection with a material transfer agreement and a payment of DKK 3.3 million from a license agreement with Protagonist Therapeutics Inc.

        Total royalty revenue in 2018 amounted to DKK 24.9 million, as compared to DKK 35.3 million in 2017, a decrease of 29%. The decrease in 2018 is a consequence of the sale of future Sanofi royalties and milestones, the effect of which was that only royalties earned before June 30, 2018 were included in the 2018 income statement. Royalty revenue in 2018 from sales of Lyxumia®/ Adlyxin® amounted to DKK 7.1 million (as compared to DKK 16.7 in 2017) and from sales of Soliqua® 100/33 amounted to DKK 17.8 million (as compared to DKK 18.7 million in 2017).

Royalty expenses

        Royalty expenses for 2018 amounted to DKK 3.4 million, as compared to DKK 14.2 million for 2017, and related to royalties paid to third parties on milestone payments received and royalty income relating to the license agreement with Sanofi.

Research and development expenses

        R&D expenses amounted to DKK 438.2 million in 2018, as compared to DKK 323.9 million in 2017. The increase in R&D expenses for the year ended December 31, 2018 was primarily related to external costs of DKK 79.6 million from accelerated development activities. This 2018 figure comprises costs for three dasiglucagon programs, including the Phase 3 trials relating to the rescue pen for severe hypoglycemia, and clinical costs for dasiglucagon to be used in a dual-hormone artificial pancreas and to treat CHI. It also includes costs for initiating the Phase 3 trial with glepaglutide, as well as costs relating to pre-clinical activities.

        The R&D share of personnel expenses for the year ended December 31, 2018 was DKK 153.6 million, as compared to DKK 118.6 million for the year ended December 31, 2017. The increase was mainly related to an increase in the number of employees in the clinical development organization.

Administrative expenses

        Administrative expenses amounted to DKK 43.5 million in 2018, as compared to DKK 47.3 million in 2017. The decrease was due to a change in the composition of employees working in R&D and administration in comparison to 2017.

Other operating income

        Other operating income amounted to DKK 1,099.5 million in 2018, as compared to DKK 0.6 million in 2017, and mainly consisted of the net effect from the Royalty Pharma Agreement to sell future royalty streams and $85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® to Royalty Pharma. Zealand received DKK 1,310.2 million, or $205 million, in September 2018 at closing of the transaction. Costs directly related to the transaction amounted to DKK 211.3 million and consisted of DKK 176.9 million paid to third parties plus other transaction costs of DKK 34.5 million.

        Other operating income in 2018 in 2017 also consisted of government grants of DKK 0.6 million in each year.

Operating result

        The operating result for 2018 was DKK 652.4 million, as compared to DKK –248.5 million in 2017.

Net financial items (financial income less financial expenses)

        Net financial items amounted to DKK –27.3 million in 2018, as compared to DKK –31.4 million in 2017. The decrease was mainly due to positive exchange rate adjustments in 2018 compared to negative exchange rate adjustments in 2017 and decreased interest expenses, as Zealand redeemed a royalty bond in September 2018 in connection with the closing of the Royalty Pharma Agreement. Net financial items consist of interest income and expenses, amortized costs relating to the royalty bond financing, banking fees and exchange rate adjustments. DKK 15.1 million of the net financial items in 2018 (as compared to DKK 18.9 million in 2017) related to interest expense on the royalty bond, and DKK 18.3 million in 2018 (as compared to DKK 5.7 million in 2017) related to amortized costs of the royalty bond financing. The increased amortized costs were a result of the repayment of the outstanding royalty bond in September 2018 as all remaining capitalized financing costs had been expensed.

Result before tax

        Result before tax in 2018 was DKK 625.1 million, as compared to DKK –279.9 million in 2017.

Income tax

        Income tax amounted to DKK –43.8 million in 2018, as compared to DKK 5.5 million in 2017. The income tax in 2018 was a consequence of the positive result before tax for the year stemming mainly from the net effect from our entry into the Royalty Pharma Agreement described above. No deferred tax asset was recognized in the statement of financial position in 2018 due to uncertainty as to when and whether tax losses could be utilized.

Net result and comprehensive result

        The net result and comprehensive result for the year ended December 31, 2018 both amounted to DKK 581.3 million, as compared to DKK –274.4 million for the year ended December 31, 2017. The increased result in 2018 was mainly a consequence of an increase in other operating income as a result of the sale of future milestones and royalties relating to the Sanofi license having a net impact of DKK 1,098.9 million. This increase was partly offset by a decrease in revenue and an increase in research and development expenses.

Allocation of result

        No dividend was proposed for 2018 or 2017. The net result for 2018 of DKK 581.3 million and the net result for 2017 of DKK –274.4 million was transferred to retained loss.

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

Inflation

        Inflation for the fiscal years ended December 31, 2019, 2018 and 2017 has not had a material impact on the Group's revenue or net loss.

Foreign currencies

        Reference is made to Note 26 'Financial risks—Exchange rate risk' to the consolidated financial statements on page 84 in our Annual Report 2019.

Governmental policies

        Please refer to "Item 4—Information on the Company—Government Regulation".

B.    LIQUIDITY AND CAPITAL RESOURCES

        It is our aim to have an adequate capital structure in relation to the underlying operating results and research and development projects, so that we have sufficient capital to support operations and our long-term growth targets.

        The Board of Directors finds that the current capital and share structure is appropriate for the shareholders and for the Company's present requirements.

        As of December 31, 2019, our cash and cash equivalents were DKK 1,081.1 million, and we had marketable securities of DKK 299.5 million. We require cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since our incorporation primarily with equity financing, milestone and royalty payments from our collaboration partners, and sales of future royalty streams.

        The overall objectives and policies for our financial risk management are outlined in the Finance Policy, which is approved by the Board of Directors. For further information, reference is made to "Item 11—Qualitative and Quantitative Disclosures about Market Risks".

Financial resources

        Reference is made to 'Consolidated statements of financial position' on page 51 and 'Consolidated statements of cash flows' on page 52 in our Annual Report 2019.

        We believe our financial resources are sufficient to meet our requirements for at least the next 12 months.

Cash flow in 2019, 2018 and 2017

        Reference is made to 'Consolidated statements of cash flows' on page 52 in our Annual Report 2019. The total cash flow for 2019, 2018 and 2017 amounted to DKK 213.4 million, DKK 266.1 million and DKK 280.5 million, respectively.

        There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company Zealand Pharma A/S.

Cash outflow/inflow from operating activities

        Cash flow from operating activities amounted to DKK –409.5 million, DKK –461.4 million and DKK –278.7 million in 2019, 2018 and 2017, respectively. Cash outflow from operating activities for 2019 was mainly due to the loss for the year adjusted for the upfront cash and equity investment from the Alexion agreement. Cash outflow from operating activities for 2018 was mainly a result of the net profit for the year adjusted for the net effect from the Royalty Pharma Agreement to sell future royalty streams and $85 million of potential commercial milestones for Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® and for other non-cash items. Cash outflow from operating activities for 2017 was mainly a result of the net loss for the year adjusted for non-cash items.

Cash outflow/inflow from investing activities

        Cash flow from investing activities amounted to DKK –51.7 million, DKK 882.9 million and DKK 221.4 million in 2019, 2018 and 2017, respectively. Cash outflow from investing activities in 2019 mainly comprised purchase of other investment and property, plant and equipment. Cash inflow from investing activities in 2018 mainly comprised the net effect from the Royalty Pharma Agreement described above. Cash inflow from investing activities in 2017 reflected milestone payments received from Sanofi during the year being transferred from restricted cash to cash and cash equivalents in conjunction with the repayment of a portion of the royalty bond.

        Net investments in securities for 2018 amounted to DKK 225.6 million, as compared to DKK 75.0 for 2017. No additional investments in marketable securities were made in 2019. Zealand's marketable securities portfolio comprises listed short-term bonds in Danish kroner.

        Cash flows related to other investments for 2019, 2018 and 2017 amounted to DKK 22.8 million, DKK 0.0 million and DKK 9.3 million, respectively. Zealand invested in Beta Bionics, Inc. in 2018, but payment related to such investment did not occur until 2019.

        Investments in plant and equipment in 2019 and 2018 amounted to DKK 21.0 million and DKK 4.0 million, respectively mainly related to improvement of the new leased headquarters in Denmark paid in cash. Investments in plant and equipment for 2017 amounted to DKK 7.2 million, mainly related to new laboratory equipment.

Cash outflow/inflow from financing activities

        Cash flow from financing activities amounted to DKK 674.5 million (–155.4), mainly related to capital contribution from Van Herk Investments, Alexion Pharmaceuticals and proceeds from employees exercising warrants. 2018 mainly related to the repayment of the royalty bond.

        Cash flow from financing activities amounted to DKK 674.5 million in 2019, mainly related to capital contribution from Van Herk Investments, Alexion Pharmaceuticals and proceeds from employees exercising warrants. Cash flow from financing activities in 2018 amounted to DKK –155.4 million, related to the repayment of the royalty bond of DKK –158.3 million and proceeds from issuance of shares related to exercise of warrants of DKK 2.9 million. Cash flow from financing activities in 2017 amounted to DKK 337.9 million and included the net proceeds from the U.S. IPO of DKK 507.5 million, DKK –176.4 million related to repayment of the royalty bond and proceeds from issuance of shares related to exercise of warrants of DKK 6.8 million.

Debt financing

        In connection with the closing of the Royalty Pharma Agreement in September 2018, we redeemed outstanding notes we had issued in 2014 and related debt. No long-term loans were outstanding as of December 31, 2019 or 2018. Reference is made to 'Consolidated statements of financial position' on page 51 and Note 22 'Royalty bond' to the consolidated financial statements on page 82 in our Annual Report 2019 for information on debt financing.

Financial instruments

        Reference is made to Note 26 'Financial risks—Contractual maturity (liquidity risk)' to the consolidated financial statements on page 85 in our Annual Report 2019.

Commitments for capital expenditure etc.

        Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2019 are shown in Note 25 'Contingent assets, liabilities and other contractual obligations' on page 83 to the consolidated financial statements in our Annual Report 2019.

        The Executive Management of the Group believes that the obligations are covered by the Group's financial resources as well as expected future cash flows from operating activities.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We currently focus on gastrointestinal, metabolic and other specialty diseases where we believe that the present standard of care is inadequate and where we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration and, potentially, commercialization, while opportunistically considering partnership relationships that may arise. In addition, we are looking to focus our efforts on drug candidates that may qualify for orphan/rare disease status. Our R&D organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development. Our research and development expenses were DKK 561.4 million, DKK 438.2 million and DKK 323.9 million in 2019, 2018 and 2017, respectively. See Note 4 'Research, development and administration expenses' on pages 64-65 to the consolidated financial statements in our Annual Report 2019.

        Information related to selected research and development projects can be found under 'Transforming peptides' on pages 12-25 in our Annual Report 2019.

        Reference is made to "Item 3—Key Information—D. Risk Factors".

D.    TREND INFORMATION

        We do not currently produce, hold inventory or sell any products by ourselves or through partnerships.

        Information about expectations for the financial year 2020 can be found on page 11 in the subsection '2020 Outlook and objectives' in our Annual Report 2019.

E.    OFF-BALANCE SHEET ARRANGEMENTS

        Reference is made to Note 25 'Contingent assets, liabilities and other contractual obligations' to the consolidated financial statements page 83 in our Annual Report 2019.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

2019

DKK thousand	Within 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Lease commitments (recognized in statement of financial position)	7,692	11,621	11,738	54,709	85,760
Contractual obligations related to agreements with contract research organizations (not recognized in statement of financial position)	230,162	88,784	—	—	318,946

Total contractual obligations	237,854	100,405	11,738	54,709	404,706

        As of January 1, 2019 leases have been recognized in the statement of financial position. Reference is made to Note 1 'Significant accounting policies, and significant accounting estimates and assessments' to the consolidated financial statements on pages 54-60 in our Annual Report 2019.

        Reference is also made to Note 25 'Contingent assets, liabilities and other contractual obligations' to the consolidated financial statements on page 83 in our Annual Report 2019.

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

Please see the section entitled "Forward-Looking Statements" at the beginning of this Annual Report on Form 20-F.

ITEM 6    DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND EXECUTIVE MANAGEMENT

        Reference is made to 'Board of Directors and Corporate Management' on pages 45-47 in our Annual Report 2019 for information about the members of our Board of Directors and Corporate Management, as well as their activities outside of the Company.

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

B.    COMPENSATION

        Reference is made to Note 6 'Information on staff and remuneration' to the consolidated financial statements on pages 65-73 in our Annual Report 2019.

C.    BOARD PRACTICES

        Reference is made to 'Corporate governance' on pages 32-34 in our Annual Report 2019 regarding board practices. The year of election for each member of the Board of Directors and the year of appointment for each member of Corporate Management is included in 'Board of Directors and Corporate Management' on pages 45-47 in our Annual Report 2019.

        The terms of office of all the members of our Board of Directors elected by the general meeting expire at the next annual general meeting to be held in April 2020. All members of the Board of Directors elected by the general meeting are eligible for re-election. Employee elected board members are elected for a period of four years.

        None of our directors has a service contract with us or any of our subsidiaries providing for benefits upon termination of employment.

D.    EMPLOYEES

        At December 31, 2019, 2018 and 2017 we had 179, 149 and 133 full-time employees, and during 2019, 2018 and 2017 we had an average of 173, 146 and 128 full-time employees. Labor unions currently representing our employees include HK it, medie & Industri Hovedstaden. We negotiate a collective agreement in good faith every three years, with the next negotiation scheduled to take place in 2020.

E.    SHARE OWNERSHIP

        For information on the Board of Directors' and Corporate Management's individual holdings of shares and warrants as of December 31, 2019 and change in these holdings during 2019, reference is made to the sections 'Board of Directors and Corporate Management' on pages 45-47, and Note 6 'Information on staff and remuneration' to the consolidated financial statements on pages 65-73 in our

Annual Report 2019. The members of our Board of Directors and Corporate Management in the aggregate hold 41,045 shares, representing less than 1% of the beneficial ownership of the Company.

        In the period from January 1, 2020 until March 9, 2020, no shares were sold or purchased by the members of the Board of Directors or Executive Management. The internal rules on trading in our shares by members of the Board of Directors and Executive Management only permit trading in the four-week period commencing at the beginning of the third trading day following the date of public disclosure of interim financial reports or the annual report. Under special circumstances, the trading window may be derogated from.

        We granted warrants to our executive management and selected employees of the company in 2005, 2007 and in each of the years between 2009 and 2019. Since our Annual General Meeting in 2012, it has been part of our remuneration policy that members of the Board of Directors are not permitted to participate in the warrant incentive program in their capacity as board members.

        Warrants are, and have been, granted pursuant to shareholder authorizations provided to our Board of Directors under our Articles of Association. The detailed terms of the warrants, including the exact exercise price and the size of the grants, have been set our Board of Directors. Warrants are granted for employee services and will typically become exercisable between approximately one to five years after the date of grant and may be exercised in a pre-defined exercise period to subscribe for shares in a number of pre-defined exercise windows against payment of the exercise price. Unexercised warrants will lapse. Granted warrants are generally subject to provisions which allow for the forfeiture of unexercised warrants if the grantee separates from the company or one of our subsidiaries under circumstances in which the warrant holder is considered a "bad-leaver," understood as, for example, being dismissed for cause or resigning without us having materially breached the employment contract. Warrant holders may generally maintain all granted warrants if they separate from the company or one of our subsidiaries under circumstances where they are considered as "good-leavers," such as dismissal without cause, leaving us pursuant to an agreed severance agreement or retirement, warrant holder's resignation due to our material breach of contract or the warrant holder's death.

        Reference is made to Note 6 'Information on staff and remuneration' to the consolidated financial statements on pages 65-73 in our Annual Report 2019.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        As of November 2, 2010, we had one class of shares (prior to this date we had multiple classes of shares). As of March 9, 2020, our registered, issued and outstanding share capital was DKK 36,054,661 distributed into 36,054,661 shares of nominal value DKK 1 each.

        Below is information as of March 9, 2020 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of the Company's shares and (b) the total amount of any class owned by Zealand Pharma A/S and its affiliates (treasury shares) and by the Board of Directors and Executive Management as a group:

Identify of person or group	Shares owned	Percent of class	Percent of total votes
Van Herk Investments, Rotterdam, Netherlands	6,943,329	19.3%	19.3%
Wellington Management Company LLP, Boston, U.S.	3,529,116	9.8%	9.8%
Sunstone Capital A/S, Copenhagen, Denmark	2,153,118	6.0%	6.0%
Zealand Pharma A/S and subsidiaries (treasury shares)	64,223	0.2%	0.2%
Board of Directors and Executive Management	41,045	0.1%	0.1%

        As of March 9, 2020, approximately 33.7% of our share capital was held in Denmark and approximately 19.7% of our share capital was held in North America. The total number of shareholders is more than 15,100 of whom more than 96.8% are estimated to be Danish residents and 0.6% are estimated to be resident in the United States.

        Since August 9, 2017, which is the date that ADSs representing our ordinary shares were first listed on The Nasdaq Global Select Market, there has been no significant change in the percentage ownership held by any major shareholder except as described below:

  •
  As of September 5, 2019, the holdings of Van Herk Investments B.V. (Dutch registration no. 59055057) increased nominally from DKK 1,962,535 shares, corresponding to approximately 6.4% of the total share capital and total voting rights of Zealand Pharma A/S at such time, to DKK 6,714,730 shares, corresponding to approximately 18.8% of the total share capital and total voting rights of Zealand Pharma A/S at such time.

        No shareholders of the Company have different voting rights from any other shareholder.

        For further information reference is made to 'Shareholder information' on pages 43-44 in our Annual Report 2019.

B.    RELATED PARTY TRANSACTIONS

        We have no related parties with controlling interest.

        Our other related parties comprise of the Company's Board of Directors and Corporate Management.

        For further information reference is made to Note 27 'Related parties' to the consolidated financial statements on page 86 in our Annual Report 2019.

        There have not been and there are no loans to members of the Board of Directors or Corporate Management in 2019, 2018 or 2017.

C.    INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8    FINANCIAL INFORMATION

A.    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

        The consolidated financial statements required by this item accompany this Annual Report on Form 20-F in the form of our Annual Report 2019 (see Exhibit 15.1).

Legal proceedings

        There are no material legal proceedings at December 31, 2019 or December 31, 2018.

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

        In accordance with the Danish Companies Act ("DCA") ordinary dividends, if any, are declared with respect to a financial year at the annual general meeting of shareholders in the following year, where the statutory annual report (which includes the audited financial statements) for that financial year is approved. Further, our shareholders may resolve at a general meeting to distribute extraordinary dividends and our shareholders may also at a general meeting grant our Board of Directors an authorization to distribute extraordinary dividends. Any resolution to distribute extraordinary dividends within six months of the date of the statement of financial position as set out in our latest adopted annual report must be accompanied by the statement of financial position from our latest annual report or an interim statement of financial position which must be reviewed by our auditor. If the decision to distribute extraordinary dividends is passed more than six months after the date of the statement of financial position as set out in our latest adopted annual report, an interim statement of financial position must be prepared and reviewed by our auditor. The statement of financial position or the interim statement of financial position, as applicable, must show that sufficient funds are available for distribution. Our general meeting of shareholders cannot resolve to distribute dividends at an amount exceeding the amount recommended or approved by our Board of Directors. Moreover, ordinary dividends and extraordinary dividends may only be made out of distributable reserves and may not exceed what is considered sound and adequate with regard to our financial condition or be to the detriment of our creditors.

        In accordance with the DCA, share buybacks, if any, may only be carried out by the board of directors using funds that could have been distributed as dividends at the latest annual general meeting of shareholders. Any share buyback must generally only be conducted in accordance with an authorization obtained at a general meeting of our shareholders. The authorization must be granted for a defined period of time not exceeding five years. In addition, the authorization must specify the maximum permitted value of treasury shares as well as the minimum and maximum amount that we may pay as consideration for such shares. A decision by our Board of Directors to engage in share buybacks, if any, will be made in accordance with the factors applicable to dividend payments set forth above.

        For further information reference is made to 'Shareholder information', on pages 43-44 in our Annual Report 2019.

B.    SIGNIFICANT CHANGES

        On February 10, 2020, we announced a bid to acquire substantially all assets from Valeritas for a total cash consideration of $23 million and the assumption of certain liabilities related to the ongoing business (including up to approximately $13.3 million related to open purchase orders, license payments and cure costs relating to prepetition contracts that will be assumed by Valeritas under the U.S. Bankruptcy Code upon exiting Chapter 11 proceedings), pursuant to the terms of the "stalking horse" asset purchase agreement entered into with Valeritas.

        No other significant events have occurred since December 31, 2019. Reference is made to Note 30 'Significant events after the balance sheet date' to the consolidated financial statements on page 86 in our Annual Report 2019.

ITEM 9    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

        The Company's shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol "ZEAL." The Company's ADRs are traded on the Nasdaq Global Select Market under the symbol "ZEAL."

        See Exhibit 2.1 to this Annual Report on Form 20-F for a description of the Company's ordinary shares. Reference is also made to 'Shareholder information' on pages 43-44 in our Annual Report 2019.

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

General

        We are a public limited liability company organized under the laws of Denmark and registered with the Danish Business Authority under CVR number 20045078. We have been established with the objective of engaging in research, manufacture trade and related activities primarily within the pharmaceutical industry. Our objectives are set out in Article 2 of our Articles of Association.

Powers of the Board of Directors

        Unless otherwise directed by the Board of Directors all members of the Board of Directors have equal voting rights, and all resolutions are passed by a simple majority of votes. In the event of a tie, the Chairman, and in his/her absence the Deputy Chairman, shall have the casting vote. The Board of Directors forms a quorum when at least a majority of its members is present.

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

        The Danish Companies Act sets specific requirements for granting loans or providing security to any member of the Board of Directors and anyone particularly close to such a member of the Board of Directors

        The remuneration of the Board of Directors must be approved by our shareholders at the Annual General Meeting.

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

General Meetings

        General Meetings of the company are held in the greater Copenhagen area and must be held not later than four months from the closing of the financial year. Notice of the date of Annual General Meeting shall be sent to shareholders not later than eight weeks before the date of that meeting together with a date by which any shareholders wishing to have any specific item included on the agenda of the meeting should submit that item. Our general meetings of our shareholders are convened with a maximum notice of five weeks and a minimum notice of three weeks.

Ownership restrictions

        There are no limitations on the rights of non-resident or foreign owners to hold or vote the shares imposed by the laws of Denmark, our Articles of Association, or any other of our constitutive documents.

Change of control

        There is no provision in the Articles of Association, nor any other constituent document, that would have an effect of delaying, deferring or preventing a change in control of Zealand Pharma A/S and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

Ownership disclosure

        Pursuant to chapter 7 of the Danish Capital Markets Act (Kapitalmarkedsloven), shareholders in a company incorporated in Denmark with its shares admitted to trading and official listing on a regulated market are required to immediately (normally within the same trading day as the triggering transaction), and simultaneously notify the company and the Danish Financial Supervisory Authority, when the shareholder's direct or indirect stake (i) represents 5% or more of the voting rights in the company or the nominal value of its share capital, and (ii) when a change in a holding already notified implies that the limits of 5%, 10%, 15%, 20%, 25%, 50% or 90% and the limits of one-third and two-thirds of the voting rights or the nominal value of its share capital are reached.

        This duty to notify also applies to anyone, who directly or indirectly holds (a) financial instruments that afford the holder an unconditional right to purchase existing shares, such as share options and/or (b) financial instruments based on existing shares and with an economic effect equal to that of the financial instruments mentioned under (a), regardless of them not affording the right to purchase existing shares, such as ADSs or, depending on the circumstances, cash-settled derivatives linked to the value of our shares or ADSs. Holding these kinds of financial instruments counts towards the thresholds mentioned above and may thus trigger a duty to notify by themselves or when accumulated with a holding of shares or ADSs.

        The notifications must comply with, among others, the requirements for the contents thereof set out in sections 15, 16 and 19 of the Danish executive order on major shareholders (Storaktionærbekendtgørelsen), including the identity of the shareholder and the date when a limit is reached or no longer reached. Failure to comply with the duties of disclosure is punishable by fine or suspension of voting rights in instances of gross or repeated non-compliance. The Danish Financial Supervisory Authority will in certain cases publish information concerning reprimands or sanctions imposed, including, as a general rule, the name of the shareholder in question, as a consequence of non-compliance with the above rules. When we receive a notification pursuant to chapter 7 of the Danish Capital Markets Act, we must publish its contents. Publication must occur after the receipt of the notification and no later than three weekdays thereafter.

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

C.    MATERIAL CONTRACTS

        We have not entered into any material contracts other than in the ordinary course of business, except for the Alexion Agreement and the Encycle Agreement, each as described in "Item 4—Information on the Company—Important events". See also Exhibit 4.1 and Exhibit 4.2, respectively, to this Annual Report on Form 20-F.

D.    EXCHANGE CONTROLS

        There are no governmental laws, decrees, or regulations in Denmark (including, but not limited to, foreign exchange controls) that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of the shares or the ADSs. There are no limitations on the right of non-resident or foreign owners to hold or vote the shares or the ADSs imposed by the laws of Denmark or our Articles of Association.

E.    TAXATION

        The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person's decision to acquire securities. This discussion applies only to a U.S. Holder that holds the ADSs as capital assets for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder's particular circumstances, including foreign, state and local tax consequences, U.S. federal gift, estate and alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

  •
  banks, insurance companies, and certain other financial institutions;

  •
  brokers, dealers or traders in securities who use a mark-to-market method of tax accounting;

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

  •
  entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);

  •
  persons that own or are deemed to own shares (including shares represented by the ADSs) representing ten percent or more of our vote or value;

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

        The discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury Regulations, and the income tax treaty between Denmark and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein—possibly with retroactive effect.

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

Taxation of distributions

        Subject to the Passive Foreign Investment Company, or PFIC, rules described below, distributions paid on the ADSs, other than certain pro rata distributions of the ADSs, generally will be treated as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions generally will be reported to U.S.

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

        The amount of a dividend will include any amounts withheld by us in respect of Danish taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder's income on the date of the U.S. Holder's receipt of the dividend. The amount of any dividend income paid in DKK will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

        Subject to applicable limitations, some of which vary depending upon the U.S. Holder's particular circumstances, Danish taxes withheld from dividends on the ADSs (or shares underlying the ADSs) will be creditable against the U.S. Holder's U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Danish tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

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

        If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ADSs are treated as traded on an "established securities market" and a U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If a U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.

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

        Based on certain estimates of our gross income and gross assets, the latter determined by reference to the value of the ADSs and shares, we do not believe that we were a PFIC for the taxable year ending December 31, 2019. We have not yet made any determination as to our expected PFIC status for the current year and, accordingly, any such expectation would be subject to change based on, among other factors, our use of cash, the source and nature of our income, and the price of our ordinary shares or ADSs. No assurances can be provided with respect to our PFIC status for our taxable year ended December 31, 2019 or with regard to our PFIC status for the current year or any future taxable year. The determination of whether we are a PFIC is made annually for each of our taxable years. As a result, our PFIC status may change. In particular, for purposes of the asset test described above, the total value of our assets will be treated as equal to the sum of the aggregate value of the ADSs and shares plus the Company's liabilities. Therefore, for purposes of the asset test, the total value of our assets will depend on the market price of the ADSs. However, the value of our passive assets generally will be equal to the actual fair market value of such assets. A decrease in the market price of the ADSs would cause a decrease in the deemed total value of our assets for purposes of the asset test but generally would not cause a corresponding decrease in the actual value of our passive assets. Accordingly, fluctuations in the market price of the ADSs may result in us being a PFIC.

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

        If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we ceased to meet the threshold requirements for PFIC status in any particular year unless (i) we cease to be a PFIC and the U.S. Holder has made a "deemed sale" election under the PFIC rules, (ii) we cease to be a PFIC and the U.S. Holder has a valid mark-to-market election in effect (as described below) or (iii) the U.S. Holder makes a Qualified Electing Fund Election, or QEF Election, with respect to all taxable years during which such U.S. Holders holding period in which we are a PFIC. However, a U.S. Holder may make a QEF Election with respect to our ADSs only if we annually provide such U.S. Holder with certain tax information, and we currently do not intend to prepare or provide such information. As a result, the QEF Election is not expected to be available to a U.S. Holder and the remainder of this discussion assumes that such election will not be available. If the "deemed sale" election is made, a U.S. Holder will be deemed to have sold the ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder's ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any "excess distribution" the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.

        If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder's holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on such ADSs received during the preceding three years or the U.S. Holder's holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.

        Alternatively, if we are a PFIC and if the ADSs are "regularly traded" on a "qualified exchange," a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. The ADSs would be treated as "regularly traded" in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder's tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

        However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFICs are themselves "regularly traded" on a "qualified exchange," as described above. As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

        Copies of this Annual Report on Form 20-F as well as our Annual Report 2019 can be downloaded from the Investors page at zealandpharma.com. The contents of our website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed electronically and can be viewed via EDGAR on www.sec.gov.

I.     SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11    QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management

        For a description and discussion of the Company's foreign exchange rate risk management, interest rate risk management, credit risk management and liquidity risk management, reference is made to Note 26 'Financial risks' to the consolidated financial statements on pages 84-85 in our Annual Report 2019 and 'Risk management and internal control' on pages 38-39 in our Annual Report 2019.

Sensitivity analysis

        When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in interest and exchange rates. The rates used to mark-to-market the instruments are market data as of December 31, 2019.

        For information on interest rate and exchange rate sensitivity analysis in 2019, reference is made to Note 26 'Financial risks—Sensitivity analysis' to the consolidated financial statements on page 84 in our Annual Report 2019.

ITEM 12    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A    DEBT SECURITIES

        Not applicable.

ITEM 12B    WARRANTS AND RIGHTS

        Not applicable.

ITEM 12C    OTHER SECURITIES

        Not applicable.

ITEM 12D    AMERICAN DEPOSITARY SHARES

        Our ADS program is administrated by The Bank of New York Mellon. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the Copenhagen office of Danske Bank A/S, as custodian for the depositary in the United States. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary's office at which the ADSs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at 225 Liberty Street, New York, New York 10286.

        Pursuant to the terms of the deposit agreement, the holders of ADSs are required to pay the following fees:

Persons depositing or withdrawing ordinary shares or ADSs must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issue of ADSs, including issues resulting from a distribution of ordinary shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.05 (or less) per ADS	• Any cash distribution to you
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issue of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to you
$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, share transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

        The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide for-fee services until its fees for those services are paid.

        From time to time, the depositary may make payments to us to reimburse or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

        The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary's obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

        See Exhibit 2.1 to this Annual Report on Form 20-F for additional information on the ADSs.

PART II

ITEM 13    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15    CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

        Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a- 15(e) and 15d- 15(e) under the Securities Exchange Act of 1934, as amended), as of the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of such date, our disclosure controls and procedures were not effective as of December 31, 2019 due to the material weaknesses described below.

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

        Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the internal control over financial reporting as of December 31, 2019, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013). Based on the evaluation performed, management concluded that material weaknesses existed as of December 31, 2019 as described below.

Material weaknesses

        In connection with our financial statement preparation process for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, we identified material weaknesses, including lack of sufficient competencies related to IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. Under the standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a Company's annual financial statements will not be prevented or detected on a timely basis.

        The material weaknesses we identified related to our existing processes to assess risks and to design and implement effective control activities over financial reporting. In particular, we did not have formalized risk assessment, oversight and compliance processes or formalized control descriptions for all of our key controls. During 2018 and 2019 these areas were developed and implemented, and we are working in 2020 to properly integrate them further into our routines and practices in the organization. Where control descriptions existed, they need to be further developed to ensure that they include all relevant information to enable the operating effectiveness of such controls. We will also work to ensure that adequate controls are performed in all areas. Where control activities were dependent on certain information, which is referred to as our IUC, we did not perform or document controls to assess the completeness and accuracy of such information. Internal capabilities have not been sufficient around the special and unusual transactions where we are relying on external assistance for proper handling of related risks. We have not adequately monitored control activities and identified control deficiencies; thus, we have been unable to evaluate whether other deficiencies, individually or in combination, resulted in a reasonable possibility that a material misstatement of our annual financial statements would not be prevented or detected on a timely basis. Further, restatements resulting from the correction of certain misstatements in our quarterly and annual financial statements have been identified, including in the first quarter of 2019 related to the recognition of warrants. These restatements occurred due to the lack of sufficient overall review of the financial statements and lack of oversight of the application and implementation of accounting policies and accounting standards by the Company.

        We initiated several steps to begin to remediate the material weaknesses identified by us. In addition to engaging external subject matter experts in key areas to improve our competencies with respect to IFRS and SEC reporting, in late 2018 and early 2019 we implemented a formalized process for risk assessment, completed the design and documentation of our key controls to respond to the identified risks, and initiated implementation of a formalized process for performing our evaluation of the effectiveness of our internal controls over financial reporting. We hired a new Chief Executive Officer in April 2019 and a new Chief Financial Officer in October 2019. In 2019, we also continued to focus on our accounting and reporting functions by replacing and adding more capable resources and working towards improving competencies and skills. In 2020, we expect to focus on utilizing our information technology infrastructure to drive efficiency and effectiveness in processes and internal controls through automation and standardization, while we continue to engage with external subject matter experts in key areas to improve our competencies with respect to IFRS and SEC reporting.

        However, despite efforts taken to remediate the material weaknesses, the new accounting staff we onboarded in mid-2019 has not been operating under designed controls for a sufficient period to allow sufficient testing to demonstrate that such controls were operating effectively. Further, in testing of certain controls that was performed, management identified control deficiencies which in the aggregate constituted material weaknesses.

        As such, management has not been able to obtain sufficient evidence that our implemented controls would be effective in remediating the material weaknesses previously identified. Accordingly, a reasonable possibility exists that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis by the Company's internal controls. Management, including Chief Executive Officer and Chief Financial Officer, thus concluded that internal controls over financial reporting were not effective as of December 31, 2019.

Plan for remediation

        As we continue to evaluate and work to improve internal control over financial reporting during 2020, management may determine to take additional measures to address control deficiencies. We have hired, and plan to continue to hire, additional finance and accounting personnel with appropriate expertise to perform specific functions and to further assist in the implementation of improved processes and internal controls, build our financial management and reporting infrastructure and further develop and document our accounting policies and financial reporting procedures, including ongoing senior management review and audit committee oversight.

        While management believes that the steps that we have taken and plans we continue to take will improve our overall system of internal control over financial reporting and will remediate identified material weaknesses, the material weaknesses cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the our internal control over financial reporting in the future. Further, while our goal is to remediate the material weaknesses in 2020, we do not know the specific time frame needed to fully remediate the material weaknesses identified above. See "Item 3—Key Information—D. Risk Factors." Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions.

C.    Attestation Report of the Registered Public Accounting Firm

        This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding our internal control over financial reporting due to an exemption provided by the JOBS Act for emerging growth companies.

D.    Changes in Internal Control over Financial Reporting

        As noted above, management is undertaking steps to remediate the material weaknesses identified in 2019, 2018, 2017, 2016 and 2015 and reported in this Annual Report on Form 20-F, albeit such controls are not yet deemed to be operating effectively. There have been no other changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERTS

        Our Audit Committee consists of Leonard Kruimer, Jeffrey Berkowitz and Martin Nicklasson, and is chaired by Leonard Kruimer. The Audit Committee reviews and considers matters relating to accounting, audit and regulatory control with our auditors and executive management in accordance with the working terms of reference of the Audit Committee. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements.

        Each member satisfies the independence requirements of the corporate governance standards of Nasdaq, and Leonard Kruimer qualifies as an "Audit Committee financial expert," as defined in Nasdaq Rule 5605(c)(2)(A) and as determined by our Board of Directors.

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

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Reference is made to Note 5 'Fees to auditors appointed at the Annual General Meeting' to the consolidated financial statements on page 65 in our Annual Report 2019 regarding fees paid to our statutory auditors.

Audit fees

        Audit fees consist of fees billed for professional services rendered by the principal accountant for the audit of the registrant's annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-Related fees

        Audit-Related fees consist of assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant's financial statements and are not reported under "Audit fees". Fees for audit-related services include consultations concerning financial accounting reporting standards and involvement as independent auditor in capital-related transactions.

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

        Fees for other services comprise fees billed for other permitted services such as assistance with cybersecurity awareness training.

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

        We qualify as a foreign private issuer and our ADSs are listed on Nasdaq. As a result, in accordance with the listing requirements of Nasdaq, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and quarterly reports on our website pursuant to the rules of Nasdaq Copenhagen and have filed such financial reports on an annual and quarterly basis with the SEC, we are not required to file such reports with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

        In addition, the Listing Rules for the Nasdaq Stock Market (the "Nasdaq Listing Rules"), for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. While we currently comply, and intend to continue to comply, with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the Nasdaq Listing Rules, or our board may decide that it is in our interest not to have a compensation committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with the Nasdaq Listing Rules. We follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders. Danish law only has a limited regulatory regime for the solicitation of proxies, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). In addition, our shareholders have authorized our board of directors to issue securities, including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements and directed issues at or above market price. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

ITEM 16H    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17    FINANCIAL STATEMENTS

        See response to Item 18.

ITEM 18    FINANCIAL STATEMENTS

        The financial statements required by this item accompany this Annual Report on Form 20-F in the form of our Annual Report 2019 on pages 48-86 (see Item 19 of this Annual Report on Form 20-F).

Reconciliation of non-IFRS financial measures

        In our Annual Report 2019, Zealand discloses non-IFRS financial measures of the Group that reflect adjustments to the most directly comparable measure calculated and presented in accordance with IFRS. The inclusion of non-IFRS measures has been expressly permitted by the Danish Business Authorities and thereby exempted from the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. However, the non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may not be comparable with such measure.

        Reference is made to the section 'Alternative performance measures for the Group (non-audited)' on page 100 in our Annual Report 2019.

ITEM 19    EXHIBITS

a.     Annual Report

        The following pages from our Annual Report 2019, furnished to the SEC on Form 6-K, dated March 13, 2020, are incorporated by reference into this Annual Report on Form 20-F. The content of websites and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) incorporated by reference from our Annual Report 2019

Management review
2019 Achievements	8
2020 Outlook and objectives	11
Transforming peptides	12 - 25
Corporate governance	32 - 34
Risk management and internal control	38 - 39
Financial review	40 - 42
Shareholder information	43 - 44
Board of directors and corporate management	45 - 47
Consolidated Financial Statements
Consolidated Income statements	50
Consolidated statements of comprehensive income	50
Consolidated statements of financial position	51
Consolidated statements of cash flows	52
Consolidated statements of changes in equity	52
Notes to the Consolidated financial statements	54 - 86
Statement of the Board of Directors and Executive Management	101

b.     Exhibits

        List of exhibits:

Exhibit No.	Description	Method of filing
1.1	Articles of Association	Incorporated by reference to the Registrant's Report furnished to the SEC on Form 6-K on April 26, 2019.
2.1	Description of Securities registered under Section 12 of the Securities Act of 1933, as amended	Filed together with this Form 20-F 2019.
2.2	Deposit Agreement	Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form F-1/A filed with the SEC August 3, 2017.
4.1	Collaborative Research and License Agreement, dated as of March 20, 2019, by and between the Registrant and Alexion Pharma Holding Unlimited Company†	Filed together with this Form 20-F 2019.
4.2	Purchase Agreement, dated as of October 22, 2019, by and between the Registrant, Encycle Therapeutics Inc. and certain other parties thereto†	Filed together with this Form 20-F 2019.
8.1	List of subsidiaries	Filed together with this Form 20-F 2019.
12.1	Certification of the Principal Executive Officer.	Filed together with this Form 20-F 2019.
12.2	Certification of the Financial Officer	Filed together with this Form 20-F 2019.
13.1	Principal Executive Officer certification pursuant to 18 U.S.C. section 1350	Furnished together with this Form 20-F 2019.
13.2	Principal Financial Officer certification pursuant to 18 U.S.C. section 1350	Furnished together with this Form 20-F 2019.
15.1	Extracts from the Registrant's Annual Report 2019	Incorporated by reference to our Annual Report 2019, furnished to the SEC on Form 6-K dated March 13, 2020, as exhibit 99.1(a) identified in Item 19.a of this Form 20-F.
15.2	Consent of independent registered public accounting firm	Filed together with this Form 20-F 2019.
EX-101.INS	XBRL Instance Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 13, 2020 as exhibit 99.1(a).

Exhibit No.	Description	Method of filing
EX-101.SCH	XBRL Taxonomy Extension Schema Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 13, 2020 as exhibit 99.1(a).
EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 13, 2020 as exhibit 99.1(a).
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 13, 2020 as exhibit 99.1(a).
EX-101.IAB	XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 13, 2020 as exhibit 99.1(a).
EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to the Registrant's report furnished to the SEC on Form 6-K on March 13, 2020 as exhibit 99.1(a).

†
Portions of this exhibit have been omitted as permitted by Form 20-F.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Zealand Pharma A/S
/s/ EMMANUEL DULAC		/s/ MATTHEW DALLAS
Name:	Emmanuel Dulac	Name:	Matthew Dallas
Title:	President and Chief Executive Officer	Title:	Senior Vice President and Chief Financial Officer

Denmark
Dated: March 13, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zealand Pharma A/S

Opinion on the Financial Statements

        We have audited the consolidated statements of financial position of Zealand Pharma A/S and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated income statements and consolidated statements of comprehensive income (loss), changes in equity and cash flow for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements") included in Exhibit 15.1 on pages 50-86. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of 2018 and 2017 financial statements

        As discussed in Note 1 to the financial statements, the 2018 and 2017 financial statements have been restated to correct a misstatement in relation to warrant expenses.

Change in Accounting Principle

        As discussed in Note 1 to the financial statements, effective January 1, 2019, the Company adopted IFRS 16 Leases, using the modified retrospective approach.

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

Deloitte
Statsautoriseret Revisonspartnerselskab
CVR no: 33963556

/s/ Sumit Sudan State Authorized Public Accountant	/s/ Kåre Valtersdorf State Authorized Public Accountant

Copenhagen, Denmark

March 13, 2020

We have served as the Company's auditor since 2014.