Form 20-F
period 2020-12-31
Zealand Pharma A/S
filed 2021-03-18
CIK 1674988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020
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
Sydmarken 11,
2860 Søborg
(Copenhagen)
Denmark
(Address of principal executive offices)
Emmanuel Dulac
President and Chief Executive Officer
Zealand Pharma A/S
Sydmarken 11 2860
Søborg (Copenhagen)
Denmark
Tel: +45 88 77 36 00
Fax: +45 88 77 38 98
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, DKK 1 nominal value per share Ordinary shares, DKK 1 nominal value per share*	ZEAL	The Nasdaq Global Select Market The Nasdaq Global Select Market*

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
39,799,706 Ordinary Shares
1,742,842 American Depositary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐
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
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
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
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

INTRODUCTION
In this Annual Report on Form 20-F the terms the “Company”, “Zealand Pharma”, “Zealand” and the “Group” refer to the parent company Zealand Pharma A/S together with its consolidated subsidiaries. The term “Zealand Pharma A/S” is used when addressing issues specifically related to this legal entity.
Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we incorporate information for certain items of this Annual Report on Form 20-F by reference to certain pages of the Zealand Pharma A/S statutory Annual Report 2020 (the “Annual Report 2020”) included as Exhibit 99.1(a) to Form 6-K furnished to the SEC on March 12, 2021 and statutory Annual Report 2019 (the “Annual Report 2019”) included as Exhibit 99.1(a) to Form 6-K furnished to the SEC on March 12, 2020. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with the Annual Report 2020 and the Annual Report 2019.
FORWARD-LOOKING STATEMENTS
This Annual Report on Form 20-F contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology.
These forward-looking statements include, but are not limited to, statements about:
•
our projections regarding the potential market size and the size of the patient populations for our product candidates, if approved, for commercial use;

•
our expectations regarding the potential advantages or benefits of our product candidates over existing therapies;

•
our development plans with respect to our product candidates;

•
our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•
the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;

•
Our ability to recruit and obtain consent from subjects for our clinical trials and for those subjects to stay in the trial for the duration of the study

•
the timing or likelihood of regulatory filings and approvals for our product candidates;

•
the implementation of our business model and strategic plans for our business, product candidates and technology;

•
the success of our license collaborations and the success of our partners in advancing those candidates to market, if approved;

•
the uncertainties associated with our integration of substantially all assets and employees of Valeritas Inc. and our ability to obtain the anticipated benefits and costs savings therefrom;

•
Uncertainties associated with the change in the US administration as a result of the 2020 US Presidential Election and any consequential change in administration healthcare policy;

•
the continued uncertainties associated with the United Kingdom’s exit from the European Union, or the EU, on January 31, 2020; and

•
estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital.

With reference to our Annual Report 2020 and Annual Report 2019, examples of forward-looking statements can be found under the headings ‘2021 Outlook and Objectives’ in our Annual Report 2020 and ‘2020 Outlook and Objectives’ in our Annual Report 2019, and elsewhere.
The forward-looking statements contained or incorporated by reference herein involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.
You should understand that many important factors, in addition to those discussed or incorporated by reference herein, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include, in addition to others not described in this report, those described under “Item 3-Key Information — D. Risk Factors.” These are factors that we think could cause our actual results to differ materially from expected results.
Forward looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”). Please also see the cautionary discussion of risks and uncertainties under “Item 3 — Key Information — D. Risk Factors”. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.
PRESENTATION OF FINANCIAL AND OTHER INFORMATION
The consolidated financial statements contained in this Annual Report on Form 20-F have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.
We maintain our books and records in Danish kroner (DKK) and report under IFRS as issued by the IASB. Our consolidated financial statements are not prepared in accordance with accounting principles generally accepted in the United States. We use the symbol “$” to refer to U.S. Dollars and the symbol “€” to refer to Euros herein.
This Annual Report on Form 20-F includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this Annual Report on Form 20-F appear without the ® and ™ symbols where that is appropriate, but the absence of those references is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks and tradenames to the fullest extent under applicable law.
Unless otherwise indicated, information contained in this Annual Report on Form 20-F concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications, research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3 — Key Information — D. Risk Factors”. These, and other factors, could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements” above.
Enforceability of civil liabilities
The Company is a Danish corporation and many of its directors and officers, are non-residents of the United States. A considerable portion of the assets of Zealand Pharma A/S, its subsidiaries and such persons are located outside the United States. As a result, it may be difficult for shareholders of the Company to effect service within the United States upon directors, officers and experts who are not residents of the United States or to enforce judgments in the United States. In addition, there can be no assurance as to the enforceability in Denmark against the Company or its respective directors, officers and experts who are not residents of the United States, or in actions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

PART I
ITEM 1
IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.
ITEM 2
OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.
ITEM 3
KEY INFORMATION

A.
SELECTED FINANCIAL DATA

The following tables present selected consolidated financial data for our business for the periods indicated. We derived the selected consolidated income statement and balance sheet data as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019, and 2018 from our audited consolidated financial statements, incorporated by reference from our Annual Report 2020 on pages 62-64. We derived the selected consolidated income statement and balance sheet data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 from our audited consolidated financial statements not included or incorporated by reference herein with the exception for amounts that have been restated in accordance with footnote 1 below. You should read this data in conjunction with our consolidated financial statements and related notes appearing on pages 62-99 in our Annual Report 2020. Our historical results are not necessarily indicative of our future results.
The selected financial statements represent the consolidated financial statements of Zealand Pharma A/S and its subsidiaries.
Selected financial data
IFRS figures in DKK thousand, except per share numbers and number of shares	2020	2019	Restated(1) 2018	Restated(1) 2017	Restated(1) 2016
Income statement data
Revenue	353,314	41,333	37,977	136,322	230,864
Operating result	–792,361	–587,942	652,385	–248,526	–110,271
Result before tax	–839,653	–576,677	625,051	–279,913	–154,035
Net result for the year	–846,729	–571,541	581,278	–274,413	–148,535
Earnings/loss per share data
Earnings/loss per share – basic (DKK)	–22.07	–16.91	18.94	–9.85	–6.11
Earnings/loss per share – diluted (DKK)	–22.07	–16.91	18.94	–9.85	–6.11
Statement of financial position data
Total assets	1,761,949	1,599,514	1,229,797	721,285	683,116
Equity (net assets)	1,229,311	1,242,673	1,116,281	514,669	267,381
Share capital (000 shares)	39,800	36,055	30,787	30,751	26,142
Treasury shares (000 shares)	64	64	64	564	564
Dividends per share	0.00	0.00	0.00	0.00	0.00
Number of shares	39,799,706	36,054,661	30,786,827	30,751,327	26,142,365

(1)
Reference is made to Note 1 ‘Significant accounting policies, and significant accounting estimates and assessments’ on pages 54-60 and the ‘Consolidated financial statements’ on pages 50-52 in our Annual Report 2019 for further data.

B.
CAPITALIZATION AND INDEBTEDNESS

Not applicable.
C.
REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.
D.
RISK FACTORS

Risks Related to Our Business
We have incurred net losses in recent periods and may continue to do so.
We recognized net losses of DKK 846.7 million in 2020 and DKK 571.5 million in 2019 and DKK 274.4 million in 2017. Although we made a net profit of DKK 581.3 million in 2018, this profit was primarily a result of the sale of future royalties and milestones from our Sanofi license agreement and may not necessarily be indicative of future periods. Our ongoing source of revenue is limited to the product revenue generated from sales of V-Go wearable insulin delivery device and certain development milestone payments under our other existing collaborations. Our losses have primarily been the result of our internal and external expenditures for conducting preclinical studies and clinical trials in respect of our internal product portfolio, pre-commercialization efforts for our late-stage clinical pipeline, as well as commercial support for V-Go. Our ability to generate revenue from our internal product portfolio depends on our ability to successfully develop and commercialize our product candidates and to obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. Similarly, our ability to generate profits in the future depend on our ability in the US organization to penetrate and commercialize our products in the US market at proper price points and tight cost control in the organization.
Our ability and our collaboration partners’ ability to generate future revenue from product sales or pursuant to milestone payments depend heavily on many factors, including, but not limited to:
•
completing research activities and preclinical and clinical development of our out-licensed and internal product candidates;

•
on our own, or together with our strategic collaboration partners, obtaining regulatory approvals for our product candidates;

•
negotiating favorable terms of and entering further collaboration, licensing or other arrangements;

•
the ability of our collaboration partners to, obtain the proper regulatory approval and then successfully commercialize or our ability to commercialize or co-promote our product candidates.

•
obtaining market access and market acceptance of our product candidates, if approved;

•
obtain sales of our products in markets where there are established competing products or therapies

•
Maintain or grow sales of our collaboration products in the face of competition from established rival products or new products that enter the market after us that may offer advantages over ours;

•
addressing any competing technological or market developments.

•
identifying, assessing, acquiring, in-licensing or developing new product candidates;

•
maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, and our ability to develop, manufacture and commercialize our product candidates and products without infringing the intellectual property rights of others; and

•
the ability of our US sales force to market the Vgo product and to use its skills to market future product launches

•
attracting, hiring, and retaining qualified personnel.

In cases where we, or our collaboration partners, are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the price or prices at which we or our collaboration partners are able to sell such products and our ability to again acceptance for or get paid or reimbursed for such products. If the number of individuals suitable for our product candidates is not as significant as we estimate, the indications approved by regulatory authorities are narrower than we expect, or the reasonably accepted population for treatment is narrowed by competition, physician choice or applicable guidelines, we may not generate significant revenue from the sale of such products, even if approved. Our failure to generate revenue from sales of one or more of our product candidates or pursuant to license or milestone payments or if the level of revenue generated therefrom is lower than our or the market’s expectations, could have a material adverse effect on our business, financial position, results of operations and future growth prospects.
We expect our expenses to continue to increase and that we will continue to incur losses as we further develop our internal product portfolio. We anticipate that our expenses and losses will increase substantially if and as we:
•
continue the preclinical and clinical development of our internal product candidates;

•
Expand or review the scope of or otherwise decide to repeat or materially modify our current clinical trials for our internal product candidates;

•
begin new clinical trials for our internal product candidates;

•
develop our commercial manufacturing capabilities and infrastructure for our internal product candidates;

•
seek regulatory and marketing approvals for any internal product candidates that successfully complete clinical trials;

•
Utilize and expand our sales, marketing and distribution infrastructure for our commercial programs as well as to support pre-commercialization for any of our products on the market (for instance Vgo) and products for which we may obtain marketing approval and for which we have not entered into a commercialization collaboration with a third party.

•
seek to identify and validate additional product candidates;

•
acquire or in-license product candidates and technologies;

•
maintain, protect and expand our intellectual property portfolio;

•
attract new and retain existing skilled personnel; and

•
create additional infrastructure to support our operations.

Any net losses we incur may fluctuate significantly from year to year, such that a year-to-year comparison of our results of operations may not be a good indication of our future performance. In any period or periods, our operating results could be below the expectations of securities analysts or investors, which could cause the price of our American Depository Shares, or ADSs, and the price of our ordinary shares to decline.
The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we or our collaboration partners are ultimately unable to obtain regulatory approval for our internal or out-licensed product candidates, our business could be substantially harmed.
The time required to obtain approval by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA and other comparable regulatory authorities is unpredictable, but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and varies among jurisdictions. We have not obtained regulatory approval in the United States for any product candidate for which we retain full development, commercialization and marketing control, and it is possible that none of our existing product candidates or any product candidates that we may seek to develop in the future will ever obtain regulatory approval.

Although our NDA for dasiglucagon auto-injector and prefilled syringe for hypoclycemia under review by the FDA and has a PDUFA goal date of March 27, 2021, there is no assurance that FDA will approve the NDA or be able to meet its PDUFA goal date due to the ongoing impact of the global COVID-19 pandemic.
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

•
we or our collaboration partners may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•
the FDA, the EMA or other comparable regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials.

•
the data collected from clinical trials of our product candidates may not be sufficient to support the submission of a new drug application, or NDA, the submission of a supplemental NDA or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;

•
the FDA or the EMA may be unable to inspect our manufacturing facilities due to restrictions on international travel and may not have sufficient staff to timely review our applications due to the ongoing COVID-19 pandemic;

•
the FDA, the EMA or any other comparable regulatory authority may fail to approve the labeled conditions for use that we or our collaboration partners propose for a product candidate;

•
The FDA the EMA or other comparable regulatory authorities may require restrictions on the label for the product, may restrict the patient population that the product can be offered to or may restrict the shelf life or other storage or transportation conditions in a way that means it is less attractive to patients.

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

This lengthy approval process, as well as the unpredictability of ongoing clinical trial results, may result in our or our collaboration partners’ failure to obtain regulatory approval to market our product candidates, which would harm our business, financial position, results of operations and future growth prospects significantly. In addition, even if we or our collaboration partners were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than requested, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. They may also restrict the product in other ways that include the population that can be offered the product, its shelf life, the conditions its must be stored in that may make the product less attractive or more difficult to use. In certain jurisdictions, regulatory authorities may not approve the price we or our collaboration partners intend to charge for our products or may take the view that an analysis of the cost of the product versus its benefit is not favorable enough to warrant recommending its use. Any of the foregoing scenarios could materially harm the commercial prospects of our product candidates.

For certain marketed products, product candidates and clinical development programs, we depend on collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell our product candidates. If such collaboration partners fail to perform as expected the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.
For certain marketed products, product candidates and clinical development programs, we do, and may in the future continue to, rely on our collaboration partners to develop, conduct clinical trials of, and commercialize our product candidates and approved products. We have existing collaborations with Alexion Pharmaceuticals, Inc., or Alexion, Beta Bionics Inc., or Beta Bionics, and Boehringer Ingelheim GmbH, or Boehringer Ingelheim. We may also enter into collaboration agreements with other parties in the future relating to product candidates. Ultimately, if such out-licensed product candidates are advanced through clinical trials and receive marketing approval from the EMA, the FDA, or similar regulatory authorities, certain of our collaboration partners will be responsible for commercialization of these out-licensed products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such out-licensed products depends on the successful development, regulatory approval, marketing and commercialization by our collaboration partners. If our collaboration partners do not perform in the manner we expect, fail to fulfill their responsibilities in a timely manner or at all, if the FDA, EMA or other similar regulatory authorities decline to grant a marketing authorization to them, or provide them with a restricted authorization, if our agreements with them terminate or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our out-licensed product candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense for the clinical development of such product candidates. In that event, we would likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from royalties and milestone payments from such product candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.
Collaborations involving our out-licensed product candidates pose several risks, including the following:
•
collaboration partners have significant discretion in determining the efforts and resources that they will apply to these partnerships;

•
collaboration partners may not perform their obligations as expected or may perform them at a pace that we did not anticipate;

•
collaboration partners may not pursue development and commercialization of our out-licensed product candidates or may elect not to continue or renew development or commercialization programs, based on clinical trial results, changes in the collaboration partners’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

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

•
Collaboration partners may be acquired or merged with other companies and as a result the priorities of the combined entity may change and led them to change or abandon our collaboration program;

•
disagreements with collaboration partners, including disagreements over proprietary rights, contract interpretation or the conduct of product research, development or commercialization programs, may cause delays or lead to termination of such programs, or require us to assume unplanned expenditures, responsibilities or liabilities with respect to product candidates we have out licensed, or may result in costly and time consuming litigation or arbitration (for instance our arbitration proceedings with Protagonist Therapeutics Inc with respect to our agreement with them)

•
collaboration partners may infringe the intellectual property rights of third parties, which may result in costly and time consuming litigation or arbitration in which we may be involved, as a party or in support of our collaboration partners;

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

In addition, certain collaboration agreements provide our collaboration partners with rights to terminate such agreements and licenses granted under such agreements under various conditions, which, if exercised, would adversely affect our product development efforts, could make it difficult for us to attract new collaboration partners and may adversely affect our reputation. Our collaboration partners may have the right to terminate their respective collaboration agreements with us. Any such termination of any agreement or any future agreement that we may enter with our collaboration partners could have a material adverse effect on our business, financial position and results of operations.
The timing and amount of any milestone and royalty payments we may receive under our agreements with our collaboration partners will depend on, among other things, the efforts, allocation of resources, and successful development and commercialization of our product candidates. We cannot be certain that any of the development and regulatory milestones will be achieved or that we will receive any future milestone payments of any kind under these agreements. In addition, in certain circumstances we may believe that we have achieved a particular milestone and the applicable collaboration partner may disagree with our belief. In that case, receipt of that milestone payment may be delayed or may never be received, which may require us to adjust our operating plans, seek resolution with the collaboration partner or resolve the matter in arbitration.
Pursuant to our Sale and Purchase Agreement with Royalty Pharma to sell and transfer the royalty streams from the Sanofi License Agreement, we have assigned our right to receive royalty revenue from the sales of Adlyxin/Lyxumia and/or Soliqua 100/33/ Suliqua, and except for certain development milestone payments under our other existing collaborations, we have no ongoing source of revenue.
In 2003, we entered into our global license agreement, or the Sanofi License Agreement, with Sanofi-Aventis Deutschland GmbH, or Sanofi GmbH, a wholly-owned subsidiary of Sanofi S.A., or Sanofi. The Sanofi License Agreement granted Sanofi the exclusive worldwide rights to develop, manufacture, commercialize and market lixisenatide, both as a stand-alone product and combination therapy. Historically, the majority of our revenue has been derived from milestone payments made by Sanofi, as well royalty payments received from Sanofi on sales of these products.
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
In September 2018 we, together with two of our wholly-owned subsidiaries, entered into a purchase and sale agreement, or the Royalty Pharma Agreement, with Royalty Pharma Investments ICAV, or Royalty Pharma, to sell and transfer our and our subsidiaries’ respective rights to receive royalties and $85 million of potential commercial milestones in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018, payable under the Sanofi License Agreement in consideration for an upfront one-time payment of $205 million. We and our subsidiaries also remain eligible to receive payments from Sanofi of up to $15 million that will be paid in two separate amounts $5m and $10m. We believe that the first of these will become due in 2021 and the second of these may become due in June 2022. These estimates based on projections of when the sales of lixisenatide will reach certain milestones. However, we cannot be certain with regards to the timing and final amount of this payment, as both are dependent on factors that are outside of our control.
With the transfer to Royalty Pharma of all the royalties that we were due to earn under the Sanofi License Agreement, with the exception of the aforementioned payments of up to $15 million together with certain development milestone payments we may become entitled to under agreements with our other collaboration partners and potential future royalties should any products concerning those collaborations be approved. We currently have revenue from the sale of V-Go but are also reliant on our cash on hand and potential capital raising efforts to fund the development of our internal pipeline of product candidates. Additionally, we have agreed to pay some of our revenue in deferred payments or royalties to third parties, including but not limited to a portion of any future payments we receive in respect of lixisenatide under the Sanofi License Agreement.
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
We are currently advancing most of our internal product candidates through clinical development and are conducting preclinical studies with respect to other programs. Developing product candidates is expensive, lengthy and risky, and we expect our Research and Development, or R&D, expenses to increase in connection with our ongoing activities, particularly as we seek to advance our internal product candidates toward commercialization or expand pipeline with additional early-stage development candidates.
As of December 31, 2020, our cash, cash equivalents and marketable securities were DKK 1,257.6 million. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations for at least the next 12 months. However, our operating plans may change as a result of a variety of factors, and we may need to seek additional funds sooner than planned through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements or a combination of these approaches. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs to decline. The sale of additional equity or convertible securities could be dilutive to our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain adequate financing, we may be required to delay, reduce or eliminate the number or scope of our projects and internal product candidates (including our preclinical studies and clinical trial programs). We could also be required to seek funds through arrangements with collaboration partners or at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or internal product candidates or otherwise agree to terms unfavorable to us. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any internal product candidate or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects.
We may not be successful in our efforts to use cash flows from our approved out-licensed products to expand our novel, internal target discovery platform to build a pipeline of product candidates.
A key element of our strategy is to use some of our cash flows from our portfolio of approved, out-licensed drug products to build a pipeline of novel internal product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our R&D efforts to date have resulted in the development of out-licensed product candidates directed at various diseases, we may not be able to develop additional product candidates in a sufficient timeframe, if at all, to provide for the further development of our pipeline of internal product candidates. Additionally, with our entering into the Royalty Pharma Agreement in September 2018, we and two of our wholly-owned subsidiaries transferred all the royalties and $85 million of potential commercial milestones that we were due to earn from the Sanofi License Agreement in exchange for a one-time upfront payment of $205 million. Although we will be entitled to payments of $5 million and $10 million upon the achievement of certain milestones, we no longer have the right to receive ongoing royalties in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018. Our other ongoing collaborations with Alexion, Beta Bionics and Boehringer Ingelheim do not have any approved products, and other than milestone payments that may become due under our ongoing collaborations with Alexion and Boehringer Ingelheim upon the achievement of certain clinical milestones, we are not currently entitled to any royalty or other payments thereunder which could be used to help progress our internal pipeline of product candidates through clinical development. Our current internal product candidates are in late stages of clinical development and will require further clinical development and testing, and eventually regulatory approval, prior to commercialization. Even if we are successful in continuing to develop our out-licensed pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we do not continue to successfully develop our out-licensed product candidates and if these out-licensed product candidates are not successfully commercialized by our collaboration partners, we will face difficulty in funding our internal pipeline of product candidates and in generally obtaining product revenue in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs and our ordinary shares.
We expect our operating loss to increase in the near-term due to the acquisition of Valeritas.
The Valeritas business acquisition has contributed with net revenues of approximately DKK 161.3 million in net revenue and profit and loss of approximately DKK -278.8 million to the Group for the period ending December 31, 2020 since the acquisition on April 2, 2020.
If the acquisition had occurred on 1 January 2020, the consolidated pro forma revenue and operating result of Zealand Pharma Group for the period ended 31 December 2020 would have been approximately DKK 395.8 million and DKK -868.9 million, respectively.
Risks Related to Our Products and Product Candidates
The Food & Drug Administration may not approve our application for a New Drug Application.
Our pending application for the authorization of dasiglucagon single use syringe or an autoinjector for the treatment of severe hypoglycemia may not be approved or may be approved with a restricted indication. The NDA may not be granted on the date specified by the FDA. If the FDA is not satisfied with the data that supports our application for dasiglucagon single use syringe or an autoinjector for the treatment of severe hypoglycemia it may decline to grant us an NDA for this product. The FDA may require additional data on the safety or efficacy of the product before it will grant the authorization and therefore the launch of this product may be delayed. The FDA may decide to give a different indication from that we have applied for, may reduce the scope of the patients to whom it can be prescribed or imposed additional restrictions on its storage, transport or use that may reduce the scope of the patient population to whom the product can be prescribed.
We are dependent on the clinical success of our internal product candidates, including glepaglutide and dasiglucagon.
We are dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize our internal product candidates, including glepaglutide and dasiglucagon. Our internal product candidates will require additional R&D clinical development, management of clinical and manufacturing activities, regulatory approval in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing efforts before any revenue can be generated from product sales. We are not permitted to market or promote any of our product candidates in any jurisdiction before we receive regulatory approval from the FDA, the EMA or any other comparable regulatory authority in that jurisdiction, and we may never receive such regulatory approval for any of our product candidates in any particular jurisdiction or at all. We cannot assure you that our clinical trials for glepaglutide or dasiglucagon will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, EMA or any other comparable regulatory authority for any of our product candidates. We cannot be certain that we will advance any other product candidates that are part of our early non-clinical pipeline into clinical trials. If any of our advanced product candidates such as glepaglutide and dasiglucagon or any future product candidate is not approved and commercialized in any particular jurisdiction, we may not be able to generate any royalties or product revenue, as the case may be, for that product candidate at all or in such jurisdiction. Moreover, any delay or setback in the development of any product candidate could materially adversely affect our business and cause the price of the ADSs or our ordinary shares to fall.
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
Preclinical studies and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. It may take several years and require significant expenditures to complete the preclinical studies and clinical trials necessary to commercialize a product candidate, and delays or failure are inherently unpredictable and can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. Changing the design of a clinical trial can be expensive and time consuming. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us. An unfavorable outcome in one or more trials may require us to delay, reduce the scope of or eliminate one or more product development programs, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects. An unfavorable or unclear outcome in any one of the clinical trials may require us to re-run the trial or redesign the trial at additional expense and delay.
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

•
the results may not be positive or may be unclear and may not confirm the positive results of earlier trials;

•
the results may not meet the level of statistical significance required by the FDA, the EMA or other relevant regulatory agencies to establish the safety and efficacy of our product candidates for continued trial or marketing approval; and

•
our collaboration partners or contract research organizations, or CROs, are unable or unwilling to perform under their contracts.

The results of preclinical studies do not necessarily predict clinical success, and larger and later-stage clinical trials may not produce the same results as earlier-stage clinical trials. Our and our collaboration partners’ clinical trials of our product candidates conducted to date have generated favorable safety and efficacy data. However, we may have different enrollment criteria in our future clinical trials. As a result, we may not observe a similarly favorable safety or efficacy profile as in our prior clinical trials. In addition, we cannot assure you that during the course of potential widespread use of any of our product candidates in future, we will not suffer setbacks in maintaining production quality or stability. In addition, clinical trials of potential products often reveal that it is not possible or practical to continue development efforts for these product candidates. If we do not successfully complete preclinical and clinical development, we will be unable to market and sell our product candidates and generate additional revenue. Even if we successfully complete clinical trials, those results are not necessarily predictive of results of additional trials that may be needed before marketing applications may be submitted to the FDA, the EMA or other regulatory authority, as applicable.
Two of our late stage clinical programs have been designated as orphan products. In the case of glepaglutide, its principal indication is intended for the treatment of short bowel syndrome and for dasiglucagon for the treatment of chronic hyperinsulinism, or CHI. Products that developed are for the treatment of orphan diseases receive additional assistance, faster processing and reduced application fees from regulatory authorities like the FDA, EMA or comparable authorities in other countries. In addition to these benefits, orphan indications may also receive additional exclusivity protections that are not awarded to non-orphan drugs and enable orphan drugs to be awarded additional market exclusivity. If we are unable to obtain orphan exclusivity protection for glepaglutide or for dasiglucagon or our other products we may be unable to prevent other companies from producing very similar products in the same therapeutic area or even competition from generic producers.
Furthermore, we sometimes estimate for planning purposes the timing of the accomplishment of various scientific, clinical, regulatory and other product development objectives. These milestones may include our expectations regarding the commencement or completion of scientific studies, clinical trials, the submission of regulatory filings or commercialization objectives. From time to time, we may publicly announce the expected timing of some of these milestones, such as the completion of an ongoing clinical trial, the initiation of other clinical programs, receipt of marketing approval or a commercial launch of a product. The achievement of many of these milestones may be outside of our control. All of these milestones are based on a variety of assumptions, which may cause the timing of achievement of the milestones to vary considerably from our estimates. If we, or our collaboration partners, fail to achieve any announced development milestones in the timeframes we expect, the commercialization of our product candidates may be delayed, we may not be entitled to receive certain contractual payments from our collaboration partners, and as a result this could have a material adverse effect on our business, financial position, results of operations and future growth prospects.
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

•
we replace a third party; or

•
the quality or accuracy of the data obtained by third parties is compromised due to their failure to adhere to clinical protocols, regulatory requirements, the contractual requirements or for other reasons.

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
If, for any reason, we were to experience an unexpected loss of supply of our product candidates or placebo or comparator drug used in certain of our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, any pending or ongoing clinical trials. We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical or clinical or commercial drug supplies and we lack the resources and the capability to manufacture any of our product candidates on a clinical or commercial scale. The facilities used by our contract manufacturers or other third party manufacturers to manufacture our product candidates are subject to the FDA’s, the EMA’s and other comparable regulatory authorities’ preapproval inspections that will be conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. Due to the ongoing impact of the COVID-19 global pandemic, regulatory authority inspectors may not be able to travel to conduct necessary inspections, which may prevent or delay the approval of our applications. We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third party manufacturers for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products. If our contract manufacturers or other third party manufacturers cannot successfully manufacture material that conforms to applicable specifications and the strict regulatory requirements of the FDA, the EMA or other comparable regulatory authority, we will not be able to secure and/or maintain regulatory approvals for our products manufactured at these facilities. In addition, we have little or no control over the ability of our contract manufacturers or other third party manufacturers to maintain adequate quality control and quality assurance procedures and qualified personnel. If the FDA, the EMA or another comparable regulatory authority finds deficiencies at these facilities for the manufacture of our product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

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
The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. We have competitors in each of the disease fields in which we compete, many of which have substantially greater name recognition, commercial infrastructure and financial, technical and personnel resources than we have. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with larger and established companies. Significant competitive factors in our industry include product efficacy and safety, quality and breadth of an organization’s technology, skill of an organization’s employees and its ability to recruit and retain key employees, timing and scope of regulatory approvals, government reimbursement rates for, and the average selling price of, products, the availability of raw materials and qualified manufacturing capacity, manufacturing costs, intellectual property and patent rights and their protection and sales and marketing capabilities. While we believe that our product and product candidate platform, development expertise and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. There can be no assurance that our competitors will not deploy their superior resources to damage our and our drug candidates’ prospects. Given the intense competition in our industry, we cannot assure you that any of the products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors.
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
Certain of our peptide product candidates are intended to be used in combination with a delivery device, such as an injector or other delivery system. Medical products containing a combination of new drugs, biological products or medical devices may be regulated as “combination products” in the United States and Europe. A combination product generally is defined as a product comprised of components from two or more regulatory categories (such as drug/device, device/biologic, drug/biologic). Each component of a combination product is subject to the requirements established by the FDA for that type of component, whether a new drug, biologic or device. In order to facilitate pre-market review of combination products, the FDA designates one of its centers to have primary jurisdiction for the pre-market review and regulation of the overall product based upon a determination by the FDA of the primary mode of action of the combination product. The determination whether a product is a combination product or two separate products is made by the FDA on a case-by-case basis. Our product candidates intended for use with such devices, or expanded indications that we may seek for our products used with such devices, may not be approved or may be substantially delayed in receiving approval if the devices do not gain and/or maintain their own regulatory approvals or clearances.
Where approval of the drug or biologic product and device is sought under a single application, the increased complexity of the review process may delay approval. The FDA review process and criteria are not a well-established area, which could also lead to delays in the approval process. The EMA has a parallel review process in place for combination products, the potential effects of which in terms of approval and timing could independently affect our ability to market our combination products in Europe. In addition, because these delivery devices are provided by unaffiliated third-party companies, we are dependent on the sustained cooperation and effort of those third-party companies both to obtain regulatory approval and to maintain their own regulatory compliance. Failure of third-party companies to assist in the approval process or to maintain their own regulatory compliance could delay or prevent approval of our product candidates, or limit our ability to sell a product once approved.
We have a sales function that was established as a result of our acquisition of the assets of Valeritas Inc. This sales function will need to adapt to the sale of products from the Zealand Pharma A/S pipeline as well as the sales of the V-Go® medical device.
The sales force that we have was acquired during the acquisition of the assets of Valeritas Inc. This sales force is trained and versed in the sale and promotion of the V-Go® medical device which is for the management of diabetes. This sales force will be tasked with the sales of our first fully owned product, Dasiglucagon for the emergency treatment of hypoglycemia from insulin overdose. This sales force will require restructure, retraining and education on the sales of a registered medical product rather than a medical device. This transition may be time-consuming or difficult and may require the readjustment of the sales force with fresh employees that are trained to promote a medicine rather than a medical device.
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
Our internal computer systems and those of our current and any future collaboration partners and other contractors or consultants are vulnerable to damage from cyber security breaches, malware attacks, ransomware attacks or other such computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data for our product candidates from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed.
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

•
rapid changes in global government, economic and political policies and conditions, political or civil unrest or instability, terrorism, epidemics or pandemics (such as coronavirus), and other similar outbreaks or events, and potential failures in supply or demand for our products due to such changes or events or the fear that they may occur;

•
global production, transportation and warehousing issues that may include delayed transit or damaged goods or parts and ingredients from our various supplier to the end users that may be beyond our control

•
tariffs, trade protection measures, import or export licensing requirements, trade embargoes and other trade barriers.

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
Production and supply of product
We will need to arrange for supply for products (whether these be active ingredient, finished product, packaging material or associated devices) for products that are still in their development stage as well as products that are already on the market like V-Go. As we have no production capacity of our own, we are dependent on third party manufacturers and suppliers that are located in countries in the European Union and China. In addition, if our products become authorized for sale in any territory, we will need to establish a commercial supply chain for the supply of finished products to our customers. We rely on a limited number of third party manufactures of these products and on a small number of facilities to produce our products and manufacturing issues at the facilities of our third party service providers could cause product shortages, stop or delay commercialization of our products, disrupt or delay our clinical trials or regulatory approvals, and adversely affect our business.
The majority of our products and product candidates are peptides and the production of such peptide therapeutics that meet all product specification and regulatory requirements is complex. Even slight deviations at any point in the production process may lead to production failures, product recalls and regulatory actions. In addition, because the production process involves the use of materials of a biologic and chemical nature, the process can be affected by contaminants that could impact the end product. These manufacturing challenges are coupled with the fact that we have limited experience manufacturing commercial quantities of certain of our products (so we or our third party manufacturers may have limited previous experience resolving any issues in connection with the manufacture of certain of our products and any issues may take significant time to remediate or we may be unable to solve any manufacturing problems).
If our third party manufacturers (including those involved in drug substance, drug product, and finished product) and other suppliers fail to meet the highly technical requirements/specifications of manufacturing our peptide products and our strict quality and control specifications, we (or they) may be unable to manufacture or supply our products. We depend on our third-party manufacturers to perform effectively on a timely basis and to comply with regulatory requirements and meet our product specifications. For example, we rely on the Poly Peptide Group in Sweden for the production of many of our drug substances or SHL Medical in Switzerland for the production of syringes and on manufactures in China for the V-go medical device. Our failure or the failure of our third-party manufacturers to produce sufficient quantities of our products and product candidates or to meet our specifications and quality standards or those standards imposed by regulatory authorities could result in lost revenue, diminish our profitability, delay the development of our product candidates, delay regulatory approval, result in the rejection of our product candidates or result in supply shortages for our patients, which may lead to lawsuits, harm to our reputation or could accelerate introduction of competing products to the market.
We rely on a limited number of providers for our raw materials and supply chain services, which could result in our being unable to continue to successfully commercialize our products and our product candidates (if approved) and to advance our clinical pipeline. Certain of the raw materials required in the manufacture and the formulation of our products are derived from biological sources. Such raw materials are difficult to procure and may be subject to contamination or recall. Access to and supply of sufficient quantities of raw materials which meet the technical specifications for the production process can be challenging, and often limited to single-source suppliers. If a raw material manufacturer were unable to supply such materials, our business may be impacted because we rely on one or a limited number of such manufacturers for certain materials for our products. Finding an alternative supplier could take a significant amount of time and involve significant expense due to the nature of the products and the need to obtain regulatory approvals. The failure of these single-source suppliers to supply adequate quantities of raw materials for the production process in a timely manner, or at all, may impact our ability to produce sufficient quantities of our products for clinical or commercial requirements. A material shortage, delay, contamination, recall, or restriction on the use of certain biologically derived substances or any raw material used in the manufacture of our products could adversely impact or disrupt manufacturing and materially limit our ability to generate revenues.
We also depend on a very limited number of third-party providers for supply chain services with respect to our clinical and commercial product requirements, including product filling, finishing, packaging, labeling and logistics. Our third-party raw material providers and supply chain service providers operate as independent entities and we do not exercise control over any such third-party provider’s operations or their compliance with our internal or external specifications or the rules and regulations of regulatory agencies. Any contractual remedies we may have under agreements with these parties may not protect us from the harm suffered by our business or our patients if they fail to provide material or perform services that meet our specifications. Due to the highly specialized nature of the services performed by these third parties, particularly the supply of raw materials and other drug supply and drug product, as well as the delivery and supply chain operations regarding our products, we do not believe that we could quickly find replacement suppliers or service providers and, even if we were able to identify additional third parties, the terms of any such arrangement may not be favorable to us. In either of these cases, our revenue, results of operations, business and reputation may be harmed.
The success of our business may also depend on the security of our products while in the supply chain for delivery to patients, which, as noted above, is dependent on third-party providers. For example, if our products are not fully and adequately secured from unauthorized access by third parties, any of our products may be tampered with or contaminated. If our products were exposed to any tampering or contamination, or if they are not transported in accordance with the required specifications, our patients may be harmed through use of our products, and such harm may be severe. In addition, if the supply chain is not secure (or our distributors do not exercise control over our products while in their possession), we are also at risk for our products being diverted to patients other than those who are the intended recipient or to patients who do not have a prescription to receive our therapies (or it may be used for treatment by physicians who have not completed the necessary restrictions in order to treat patients) or it may be sold by distributors, channels or other entities that are not authorized by us to sell our products. In addition, an unauthorized distributor may not properly store or ship our products, thereby exposing patients to potential harm from use of the product that was not handled in accordance with our standards. If any of the foregoing were to happen, we could be subject to costly litigation, significant monetary penalties, harm to our reputation and investigation by regulatory authorities (and potentially subject to regulatory action, including recall, product withdrawals, suspensions and monetary penalties).
For our products that are authorized for and on sale in the US or other territories the sale and use of counterfeit versions of our products could result in significant harm to patients, reduced sales of our products and harm to our reputation.
We have identified material weaknesses in our internal control over financial reporting in previous years. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect our business, investor confidence in our company and the market price of our shares and ADSs.
We reported in our Annual Report on Form 20-F as of March 13, 2020 material weaknesses in internal control related to lack of sufficient competencies related to IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. As of December 31, 2020, our testing of both the design and operating effectiveness of these controls was completed, and we have concluded that the material weaknesses existing at December 31, 2019 and prior have been remediated. Except for the remediation of IFRS and SEC reporting knowledge and related COSO material weaknesses and changes described, there were no changes during the year-ended December 31, 2020 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Completion of remediation does not provide assurance that our remediation or other controls will continue to operate properly. If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.
The United Kingdom’s withdrawal from the EU could result in increased regulatory and legal complexity, which may make it more difficult for us to do business in the EU and the rest of Europe and impose additional challenges in securing regulatory approval of our product candidates in the EU and the rest of Europe.
The United Kingdom is a major market for pharmaceutical products. Following the result of a referendum in 2016, the United Kingdom left the EU on January 31, 2020, commonly referred to as Brexit. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the EU, the United Kingdom will be subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules will continue to apply. Negotiations between the United Kingdom and the EU resulted in a bi-lateral treaty referred to as the Agreement on the withdrawal of the United Kingdom of Great Briton and Northern Island from the European Union and the European Atomic Energy Community was signed on 24 January 2020 referred to as the “Brexit Withdrawal Agreement”. The effect of this agreement on trade between the EU and the UK are may not be known for some time and may continue to create uncertainty. Further, there may continue to be considerable uncertainty resulting from a lack of precedent and the complexity of the United Kingdom and EU’s intertwined legal regimes as to how Brexit will impact the life sciences industry in Europe, including our company, including with respect to ongoing or future clinical trials. Given these unprecedented changes and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what financial, regulatory and legal implications the withdrawal of the United Kingdom from the EU would have and how such withdrawal would affect us, and the full extent to which our business could be adversely affected.
In addition, as a result of Brexit, the EMA, formerly situated in London, relocated to Amsterdam. As a result of this change and the withdrawal of United Kingdom representation from the EMA, there may be delays and uncertainty in the regulatory approval process could create delays in the EMA issuing regulatory approvals for our product candidates and, accordingly, have a material adverse effect on our business, financial condition, results of operations or prospects
Risks Related to Our Intellectual Property
Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate for our product candidates or future product candidates
Our commercial success and viability depend on our and our collaboration partners’ ability to obtain and maintain patent protection in the United States, Europe and other countries with respect to our existing product candidates owned by us and to successfully defend these rights against third party challenges, as well as our ability to maintain adequate intellectual property protection for any future products. If we or our collaboration partners do not adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could materially harm our business, negatively affect our position in the marketplace, limit our ability to commercialize our product candidates and delay or render impossible our achievement of profitability.
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

•
our, or our collaboration partners, applications for patents my be declined by the patent offices or may be granted with limited scope or in fewer countries than we or our collaboration partners would prefer;

•
our or our collaboration partners’ disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;

•
any or all of our or our collaboration partners’ pending patent applications may not result in issued patents;

•
we or our collaboration partners may not seek or obtain patent protection in countries that may eventually provide us with a significant business opportunity;

•
any patents issued to us or our collaboration partners may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties;

•
our or our collaboration partners’ compositions and methods may not be patentable;

•
others may design around our or our collaboration partners’ patent claims to produce competitive products or uses which fall outside of the scope of our patents;

•
others may identify prior art or other bases which could result in the prohibition or limitation of our or our collaboration partners’ patents;

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
Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims on a country-by-country basis, which can be expensive, unpredictable, time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.
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
Even if we have or obtain patents covering our product candidates, compositions or uses, we may still be barred from making, using, importing or selling our product candidates or technologies because of the intellectual property rights of others. Others have filed, and in the future may file, patent applications covering compositions or products and uses that are similar or identical to ours. There are many-issued U.S., European and other worldwide patents relating to therapeutic drugs, and some of these relate to compounds we intend to commercialize. Numerous worldwide patents and pending patent applications owned by others exist in the metabolic disease, gastrointestinal disease and cardiovascular disease field and cover, among others, GLP-2 product candidates that we are developing. To the extent that we identify any potential issue with third party patents that may affect our product candidates, we ensure that we have a strategy to deal with such third party patents, either by ensuring that we believe that such patents are invalid, not infringed or that we commercialize our products upon expiry of such patents. Such strategies can include seeking a judicial or administrative revocation of such patents, ensuring that we are in a position to defend a claim for infringement, or seeking a license where that is appropriate. We cannot guarantee that our products, compositions and their uses do not or will not infringe third party patent or other intellectual property rights. Because patent applications can take 18 months to publish and many years to issue, there may be currently pending applications with patent claims unknown to us or which will change over time and may later result in issued patents that purportedly cover our product candidates or compositions and uses. These patent applications may have been filed earlier than or have priority over patent applications filed by us. We may be required to develop or obtain alternative technologies, review product design or, in the case of claims concerning registered trademarks, rename our product candidates.
Claims that our or our collaboration partners’ products, compositions or their uses infringe or interfere with the intellectual property rights of third parties, or that we or our collaboration partners have misappropriated third party trade secrets, could result in costly litigation and could require substantial time and money to resolve, even if litigation were avoided. The basis of such litigation could be, amongst other allegations the infringement of existing patents or patents that are granted in the future or the misappropriation of confidential information or trade secrets. If we or our collaboration partners were to face infringement claims or challenges by third parties, an adverse outcome could subject us or our collaboration partners to significant liabilities to such third parties. Litigation or threatened litigation could result in significant demands on the time and attention of our management team. A negative outcome could expose us or our collaboration partners to payment of costs, damages and other financial remedies, including in some jurisdictions, increased damages, such as treble damages and attorneys’ fees, if found to have willfully infringed a patent. Litigation with third parties concerning alleged infringement of their intellectual property rights could require us and our collaboration partners to bear substantial costs and impose burdens on our and their management and personnel, even if we or our collaboration partners were to ultimately succeed in such proceedings. Costs of patent litigation and awards of damages in patent infringement cases can be significant, and equitable remedies such as temporary restraining orders and injunctions can negatively impact or prevent product development and commercialization.
In light of these risks, settlements are often a preferred alternative, to avoid litigation uncertainties and costs, even when there are strong defenses to claims that are made. A negative outcome, potential or actual, could cause us or our collaboration partners to pursue contractual and other remedies against each other; in particular, our license agreements generally allow our collaboration partners to reduce amounts we are owed as royalties and/or milestones by amounts paid to third parties as a result of or in settlement of certain infringement claims, subject to contractual conditions and limitations. We or our collaboration partners could also face equitable remedies, such as being forced, including by court order, to cease developing, manufacturing, importing or commercializing an infringing product candidate or product in one or more jurisdictions. A negative outcome could also lead us or our collaboration partners to delay, curtail or cease the development and commercialization of some or all of our candidate drugs, or could cause us or our collaboration partners to seek legal or administrative actions against third parties. We or our collaboration partners may need to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms, or at all. Even if we or our collaboration partners are able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same rights licensed to us. In addition, even if we or our collaboration partners were ultimately to succeed in asserting one or more patent defenses in an infringement suit, or to settle at an early stage to avoid litigation uncertainties and costs despite having strong patent defenses, such litigation could burden us and our collaboration partners with substantial unanticipated costs and damages. A negative outcome could cause us or our collaboration partners to pursue contractual remedies against each other or against us, including, for example, over settlement or license related payments or royalty reductions.
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
Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or may not effectively prevent others from commercializing competitive technologies and products. For example, such patent filings may be subject to a third party pre-issuance submission of prior art to the USPTO, the EPO or to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review procedures, oppositions, derivations, proceedings, reexaminations, inter partes review post grant proceedings or interference proceedings, in the United States or elsewhere, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. European patents or patents in other jurisdictions may be subject also to administrative opposition or comparable proceedings in corresponding worldwide patent offices, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be time consuming and costly. Also, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.
In addition, changes in or different interpretations of patent laws in the United States, Europe and other countries worldwide may diminish the value of our patents or narrow the scope of our patent protection, while patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, changes in or different interpretations of patent laws in the United States, Europe and other countries worldwide may permit others to use our or our collaboration partners’ discoveries or to develop and commercialize our technology and products without providing any compensation to us or may limit the number of patents or claims we can obtain. The laws of some countries may not protect intellectual property rights to the same extent as the laws of the United States or Europe, and those countries may lack adequate rules and procedures for defending our intellectual property rights, or vice versa.
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
Obtaining and maintaining a patent portfolio entails significant expense and resources. Part of the expense includes periodic maintenance fees, renewal fees, annuity fees, various other governmental fees on patents or applications due in several stages over the lifetime of patents or applications, as well as the cost associated with complying with numerous procedural provisions during the patent application process. Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States and Europe could be less extensive than those in the United States and in Europe, assuming that rights are obtained in the United States or in Europe. We may choose not to pursue or maintain protection for particular inventions where we deem it not to be economic or where the territory is deemed of little commercial interest. In addition, there are situations in which failure to make certain payments or noncompliance with certain requirements in the patent process can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If we choose to forego patent protection or allow a patent application or patent to lapse purposefully or inadvertently, our competitive position could suffer. Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States or in Europe. These products may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.
In addition, the laws of some countries do not protect intellectual property rights to the same extent as the federal and state laws in the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries. Proceedings and legal actions to enforce our patent rights in the United States or in Europe and in foreign jurisdictions can be expensive, could result in substantial costs, and could divert management time and our efforts and attention from other aspects of our business. In addition, such proceedings or legal actions could put our patents at risk of being invalidated, found unenforceable or interpreted narrowly, could put our patent applications at risk of not being issued and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. We may or may not choose to pursue litigation or other actions against those that have infringed our patents, or used them without authorization, due to the associated expense and time commitment of monitoring these activities. If we fail to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.
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
Depending upon the timing and duration of the U.S. regulatory review process and patent life considerations, certain of our U.S. patents may be eligible for patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments provide up to five years of patent term extension, or PTE, on a patent that covers an approved product or method of use as compensation for patent term lost during the FDA regulatory review process. Patent term restoration cannot extend the term of a patent beyond a total of 14 years from the product’s approval date. Only one patent with a claim covering an approved drug or method is eligible for the extension, and the extension must be applied for prior to the patent expiration date (which due date may be extended by submission of one or more applications for interim extensions for periods of up to one year each and cannot be extended longer than the maximum period of patent term extension). The USPTO, in consultation with the FDA, reviews and approves a request for patent term extension or restoration and calculates the PTE period that will be awarded. PTE only extends patent coverage on the approved product or method of use.
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
In some instances, there may not be, or parties may dispute that there are, adequate written provisions to address clearly the resolution of intellectual property rights that may arise from collaboration. If we or our licensees cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from our use of a third party collaboration partner’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a collaboration partner’s samples, we may be limited in our ability to capitalize on the market potential of these inventions. In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property, or may lose our exclusive rights in that intellectual property. Either outcome could have an adverse impact on our business, financial position, results of operations and future growth prospects.
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
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
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
The current presidential administration and U.S. Congress have also attempted to repeal or “repeal and replace” the Affordable Care Act, or the ACA. Although those efforts did not succeed, the presidential administration may continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. There is still uncertainty with respect to the impact President Trump’s administration and the U.S. Congress may have on the ACA, if any, and any changes will likely take time to unfold. Additionally, there remain judicial and Congressional challenges to certain aspects of the ACA. For example, on December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the entire ACA is invalid based primarily on the fact that the Tax Cuts and Jobs Act of 2017 repealed the tax-based shared responsibility payment imposed by the ACA, on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate”. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the PPACA are invalid as well. It is unclear how this decision, future decisions, and subsequent appeals will impact the law and the effect such impact could have on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA.

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
Likewise, the annual Medicare Physician Fee Schedule update, which, until recently, was based on a target-setting formula system called the Sustainable Growth Rate, or SGR, , was adjusted to reflect the comparison of actual expenditures to target expenditures. Because one of the factors for calculating the SGR was linked to the growth in the U.S. gross domestic product, or GDP, the SGR formula often resulted in a negative payment update when growth in Medicare beneficiaries’ use of services exceeded GDP growth. Congress repeatedly intervened to delay the implementation of negative SGR payment updates. However, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, ended the use of the statutory formula and established a quality payment program, also referred to as the Quality Payment Program. . The quality payment program has two tracks, one known as the merit based incentive payment system for providers in the fee-for service Medicare program, and the advanced alternative payment model for providers in specific care models, such as accountable care organizations. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time it is unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program.
There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, such measures are designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.
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
As a pharmaceutical company, we are subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The cost of compliance with health and safety regulations is substantial. Our business activities involve the controlled use of hazardous materials. Our R&D activities involve the controlled storage, use and disposal of hazardous materials, including the components of our product candidates and other hazardous compounds. We and manufacturers and suppliers with whom we may contract are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of accidental contamination or injury from these materials, which could cause an interruption of our commercialization efforts, R&D efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot guarantee that that the safety procedures utilized by third party manufacturers and suppliers with whom we may contract will comply with the standards prescribed by laws and regulations or will eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and European, U.S. federal and state or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage. In the event of an accident or environmental discharge, we may be held liable for any consequential damage and any resulting claims for damages, which may exceed our financial resources and may materially adversely affect our business, results of operations and prospects, and the value of our shares.
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

•
the anti-inducement law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;

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

•
the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and ACA that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMS, payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

•
analogous state, local and non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers; state, local and non-U.S. marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines, relevant compliance guidance promulgated by the federal government, implementation of compliance programs, and compliance with the state’s code of conduct; state and local laws that require a pharmaceutical company’s sales representatives to be registered or licensed by the state or local governmental entity; and state and non-U.S. laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may be more stringent than HIPAA, thus complicating compliance efforts; and

•
rules or legislation covering more or less the same subject matter are found in numerous other countries, including in Denmark, which sometimes result in lower or higher exposures in those countries than in the United States.

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
The risk of us being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. For example, the definition of the “remuneration” under the federal Anti-Kickback Statute has been interpreted to include anything of value. Further, courts have found that if “one purpose” of remuneration is to induce referrals, the federal Anti-Kickback Statute is violated.
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
We are exposed to the risk of employee fraud or other misconduct and the fraud and misconduct of our collaboration partners. Misconduct by our employees or our collaboration partners could include intentional failures to:
•
comply with legal requirements or the requirements of the FDA, the EMA, the CMS and other comparable regulatory authorities;

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
Under the Internal Revenue Code of 1986, as amended, or the Code, we will be a passive foreign investment company, or PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income, including cash. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. “Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders”) holds the ADSs, the U.S. Holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.
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
If we are a PFIC, U.S. Holders (as defined in Item 10.E. “Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders) of the ADSs would be subject to adverse U.S. federal income tax consequences, such as ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements under U.S. federal income tax laws and regulations. For further discussion of the PFIC rules and the adverse U.S. federal income tax consequences in the event we are classified as a PFIC, see Item 10.E. “Taxation — Material U.S. Federal Income Tax Considerations for U.S. Holders.”
If a United States person is treated as owning at least 10% of our ordinary shares, including ordinary shares represented by ADSs, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. Holder is treated as owning (directly, indirectly or constructively through the application of attribution rules) at least 10% of the value or voting power of our ordinary shares, including ordinary shares represented by ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (Zealand Pharma US, Inc.), certain of our non-U.S. subsidiaries may be treated as controlled foreign corporations (regardless of whether Zealand Pharma A/S is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries, if any, are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations discussed above. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in the ADSs.
Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.
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
At the same time, the European Commission is finalizing its Anti-Tax Avoidance Directive, which seeks to prevent tax avoidance by companies and to ensure that companies pay appropriate taxes in the markets where profits are effectively made and business is effectively performed. The European Commission also continues to extend the application of its policies seeking to limit fiscal aid by Member States to particular companies, and the related investigation of the Member States’ practices regarding the issuance of rulings on tax matters relating to individual companies.
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
PCAOB inspection of our independent auditors
With Zealand Pharma A/S being a public company listed in the United States, our independent public accounting firm, EY Godkendt Revisionspartnerselskab (CVR no 30 70 02 28), is registered with the PCAOB and therefore required to undergo regular PCAOB inspections to assess the registered accounting firm’s compliance with United States law and professional standards in connection with its audits of financial statements filed with the SEC.

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
Important events
Sanofi License Agreement and Royalty Pharma Agreement
Since 2003 we have had a license collaboration with Sanofi, or the Sanofi License Agreement, in the diabetes field pertaining to the development and commercialization of lixisenatide, both as a standalone therapy and as a combination therapy. Pursuant to the Sanofi License Agreement, we were entitled to receive certain royalties and commercial milestones in respect of global net-sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin®. In September 2018 we, together with two of our wholly-owned subsidiaries, entered into a purchase and sale agreement with Royalty Pharma, or the Royalty Pharma Agreement, pursuant to which we sold and transferred our and our subsidiaries’ respective rights to receive royalties and $85 million of potential commercial milestones in respect of global net sales of Soliqua® 100/33/ Suliqua® and Lyxumia®/Adlyxin® from and after July 1, 2018. In September 2018 we received DKK 1,310.2 million, or $205.0 million, upon closing of the transactions contemplated by the Royalty Pharma Agreement. The net gain from the transaction amounted to DKK 1,098.9 million, or $170.6 million. In addition, we also remained eligible for a payment from Sanofi of potentially up to $15.0 million related to an offset from a settlement of an intellectual property dispute. This payment is split in two parts. The first of these is $5 million and may fall due to be paid in 2021 and the second payment for $10m is likely to be due in 2022. However, we cannot be certain with regards to the timing and final amount of this payment, as both are dependent on factors that are outside of our control.

Under the terms of the Royalty Pharma Agreement, we remain required to perform certain of our obligations under the Sanofi License Agreement and to perform certain administrative obligations under the Royalty Pharma Agreement, which include that retain the underlying intellectual property and pay the relevant renewals thereon in a timely manner. A failure by us to comply with the terms of the Royalty Pharma Agreement or the Sanofi License Agreement may place us in breach of our contractual obligations with either party, expose us to liability for indemnification of either party and/or may result in arbitration and/or litigation against us that may lead, in the event of an adverse finding against us, to an award of significant damages, loss of profits and/or award of attorney fees against us. For a further discussion of the Royalty Pharma Agreement and the Sanofi License Agreement, see Note 7 ‘Other operating income’ and to the consolidated financial statements on pages 74-75 in our Annual Report 2019.
Boehringer Ingelheim Agreements
On 15 June 2011 we signed a collaboration agreement Boehringer Ingelheim GmbH with respect to a research and collaboration for the development of Glucagon & GLP-1 Dual Agonists (referred to as the “GDDA Agreement”). This program is ongoing. This agreement could result in milestone payments of Euro 365m and royalties on global sales of any product that is authorized from this collaboration that are structured according to the commercial success of the product. The agreed royalty rates range, depending on sales are between 1% and 10% and between 10% and 15% of net sales.
On 28 July 2012 we signed a collaboration agreement with Boehringer Ingelheim GmbH with respect to a research and collaboration for the development of islet amyloid polypeptide analogues (referred to as the IAPP agreement). This agreement was terminated by mutual agreement between the parties on 1 February 2021 and all the assets under this agreement have been returned to us. One of the assets that forms our Amylin program is currently under development with us.
Alexion Collaboration
On March 20, 2019, we announced a collaboration with Alexion to discover and develop novel peptide therapies for complement-mediated diseases. The collaboration agreement provides Alexion with exclusive worldwide licenses for one preclinical target, with an option for up to three additional targets, in the complement pathway. We received an upfront payment of $25 million and an equity investment of $15 million (pursuant to Alexion’s subscription for 802,859 of our ordinary shares), with potential for additional milestone-dependent and royalty payments.
For the lead target, the agreement provides the potential for development-related milestones of up to $115 million, as well as up to $495 million in sales-related milestones and the potential for royalties of between 5% and 20% that are dependent on certain annual sales levels being reached Each of the three subsequent targets can be selected for an option fee of $15 million and has the potential for additional development-related milestones and sales-related milestones and royalty payments at a reduced price to the lead target.
As part of the equity investment from Alexion, our shares in ZP General Partner 3 ApS and ZP SPV 3 K/S are pledged to Alexion Pharma International Operation Unlimited Company, or Alexion Pharma. Alexion Pharma is required to consent to any transfer of our shares in ZP General Partner 3 ApS and ZP SPV 3 K/S and Alexion Pharma also has a right to acquire such shares under certain conditions. Further, pursuant to the collaboration agreement, we have placed the relevant intellectual property to be developed under the collaboration agreement in ZP SPV 3 K/S, our wholly owned subsidiary.
Encycle Acquisition
On October 22, 2019, we announced the acquisition of Encycle Therapeutics, Inc., or Encycle. The acquisition is centered on a pre-clinical lead asset that complements Zealand’s focus on developing next-generation peptide therapeutics for gastrointestinal diseases. There were no upfront payments associated with the transaction. Future milestone payments could reach up to $80 million upon the completion of certain events, including $10 million upon the successful completion of a Phase 2 study. There is also a potential of between 1.0% and 11.0% royalty on global net sales from the lead asset. The lead asset, ET3764, is being developed as an orally-delivered peptide drug to target integrin alpha-4-beta-7, which is involved in the pathogenesis of inflammatory bowel disease, or IBD. The target’s mode of action has been clinically validated in IBD by vedolizumab, an approved, infusion-only alpha-4-beta-7 integrin inhibitor.
Valeritas Acquisition
On February 10, 2020, we announced a bid to acquire substantially all assets from Valeritas Holdings, Inc. (Nasdaq: VLRX), or Valeritas, for a total cash consideration of $23 million and the assumption of certain liabilities related to the ongoing business (including up to approximately $13.3 million related to open purchase orders, license payments and cure costs relating to prepetition contracts that will be assumed by Valeritas under the U.S. Bankruptcy Code upon exiting Chapter 11 proceedings), pursuant to the terms of the “stalking horse” asset purchase agreement entered into with Valeritas. On February 9, 2020, Valeritas and its subsidiaries filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. At that time, we entered into a definitive agreement to acquire substantially all assets from Valeritas. Under the terms of the agreement, we serve as the stalking horse bidder in a sale process.
The proposed sale was conducted through a Court-supervised sale process under Section 363 of the Bankruptcy Code and was subject to Court-approved bidding procedures and receipt of competing offers at auction. A hearing is scheduled before the Bankruptcy Court on March 3, 2020, during which the U.S. Bankruptcy Court determined the procedures for the bidding and potential auction of Valeritas. During this process our bid was selected and was approved by the Bankruptcy Court with certain other closing conditions, including a condition relating to manufacturing performance to address supply disruptions experienced by Valeritas in December 2019. This process was concluded and the transaction was consummated on April 2, 2020.
Reference is also made to ‘2019 Achievements’ on page 8 in our Annual Report 2020 for a description of important events in 2020.
Capital expenditure
Capital expenditures primarily relate to building improvements and purchase of lab equipment at our headquarters in Søborg, Denmark. All capital expenditures are expected to be financed internally through cash on hand.
Public takeover offers in respect of the Company’s shares
No such offers occurred during 2019 or 2020 to date.
B.
BUSINESS OVERVIEW

We are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Our current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases where we believe that the present standard of care is inadequate. In addition, we are looking to focus our efforts on drug candidates that may qualify for orphan/rare disease status. We have the following programs in late clinical development:
•
Dasiglucagon single use syringe or autoinjector for severe hypoglycemia.   Ready-to-use dasiglucagon may offer diabetes patients and their families a fast treatment solution for severe hypoglycemia that is easier to use than currently marketed glucagon kits and offer a different mode of administration than the recently approved nasal administered glucagon powder Baqsimi®. Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels associated primarily with insulin therapy. Two Phase 3 efficacy trials with dasiglucagon for the treatment of severe hypoglycemia have been completed with good results in 2018 and 2019. A pediatric Phase 3 trial was initiated in the end of 2018, with positive results announced in September 2019. The PDUFA (Prescription Fee User Fee Amendments Act of 1992) date for this product is 27 March 2021.

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
•
Dasiglucagon dual-hormone artificial pancreas for automated diabetes management.   In a non-exclusive collaboration with Beta Bionics, we are developing dasiglucagon for use in an artificial pancreas device containing both insulin and dasiglucagon. Breakthrough Device designation was received from the FDA in December 2019. Guided by an algorithm, this device is designed to maintain and control blood glucose levels with minimal patient intervention. We have already reported positive results from two Phase 2a trials during the second quarter of 2017, and top-line results from a small home-use Phase 2 trial in iLet™ gen 3.2 dual-hormone artificial pancreas system were announced in June 2019. update

•
Dasiglucagon for congenital hyperinsulinism.   Congenital hyperinsulinism, or CHI, is an ultra-rare but devastating disease caused by inappropriately elevated insulin secretion irrespective of glucose levels. This leads to frequent and often severe hypoglycemia and long-term irreversible damage to health. In 2017, the FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI. In January 2018, the FDA issued a safe-to-proceed letter, and the first Phase 3 trial with 32 pediatric patients (ages three months to 12 years) with CHI started in the first quarter of 2019 and the results were reported on 15 December 2020. It was reported that dasiglucagon on top of standard of care did not meet its primary endpoint of reducing the incidence of hypoglycemia compared with standard of care. However, it was able to meet its secondary endpoints. . In May 2019, we enrolled the first children in the long-term Phase 3 extension study. In December 2019, we initiated a second Phase 3 trial with 12 pediatric patients (ages seven days to one year) with CHI and we are currently awaiting completion of patient recruitment. We intend to discuss the results with the FDA and agree a path forwards with this product. If results of these discussions and the results from the remaining studies are positive, we anticipate submitting an NDA to the FDA for treatment of CHI towards the end of this year or early next year.

•
Dasiglucagon for post bariatric surgery hypoglycemia.   In October 2019, we initiated a Phase 2 dose-finding clinical proof of concept trial to explore potential benefit of mini-doses of dasiglucagon in correcting serious hypoglycemic events following meal ingestions in some patients who have undergone bariatric surgery. The results of this trial are expected in the first half of 2020.

In addition to the late stage clinical programs, our portfolio includes ZP 7570, a potential once-weekly GLP-1-GLP-2 agonist for treatment of SBS in phase 2 development, a GIP program and Amylin program that may have potential in obesity, a clinical license collaboration with Boehringer Ingelheim targeting treatment of type 2 diabetes, obesity, and/or NASH and a pre-clinical license collaboration with Alexion targeting Complement C3. The complement system is part of the immune system that protects the body against, among other things, infection. In certain diseases, this system can become dysregulated and lead to certain auto- immune diseases. Peptide-based therapeutics may offer an opportunity to treat some of these diseases. We also have a pipeline of other pre-clinical programs that include an Ion Channel blocker and an α4β7 integrin inhibitor that have potential in indications such as irritable bowel disease with the potential to enter into the clinic in the years to come.
Furthermore, as we approach commercialization of certain of our product candidates, we are building a fully integrated commercial organization with U.S. operations to market our own therapies for rare diseases in the United States. During 2019, we took the decision to accelerate the development of our commercial organization to prepare to independently launch the Dasiglucagonsingle use or autoinjector for the treatment of severe hypoglycemia. .
Our Product Pipeline
We operate within the global market for peptide-based medicines. All revenues are generated from milestone and royalty payments related to our license agreements. See Note 2 ‘Revenue’ to the consolidated financial statements on pages 62-64 in our Annual Report 2019 for disclosure of revenue by category. We do not sell products to specific geographic markets.
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
Dasiglucagon and rescue pen for severe hypoglycemia
Our dasiglucagon single use syringe or autoinjector is a glucagon analog which is stable in liquid formulation. It is being developed in a PFS and auto-injector rescue pen presentations for treatment of severe hypoglycemia.
The rescue pen may offer diabetes patients and their families a fast treatment solution for severe hypoglycemia that is easier to use than currently marketed glucagon kits. Two Phase 3 efficacy trials with dasiglucagon for the treatment of severe hypoglycemia have been completed in 2018 and 2019. A pediatric Phase 3 trial was initiated at the end of 2018, with positive results announced in September 2019. The NDA submission to the FDA is planned for early 2020.
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
The confirmatory Phase 3 trial demonstrated that a single dose of dasiglucagon administered via the single use syringe rapidly increased blood glucose levels in patients with type 1 diabetes following insulin-induced hypoglycemia. The trial compared the glycemic response observed after dosing of dasiglucagon with that of placebo. The primary endpoint was time to plasma glucose recovery, which was defined as first increase in plasma glucose of ≥20 mg/dL (1.1 mmol/L) from baseline without administration of rescue intravenous glucose. 45 subjects were included in the trial. The primary result demonstrated that the median time to blood glucose recovery was 10 minutes for dasiglucagon, which was superior to placebo (median: 35 min; p<0.001). The dasiglucagon pharmacokinetic profiles were consistent between the two phase 3 trials. Overall, no safety concerns were raised for dasiglucagon within the trial. Nausea and vomiting were reported with dasiglucagon (nausea: 62% and vomiting: 29%).
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
Bi-hormone artificial pancreas for automated diabetes management
Despite availability of modern insulins and improved insulin pump systems and glucose sensors, management of type 1 diabetes remains a significant patient burden and data suggest that only 20 to 30% of patients in the United States are below the glucose targets recommended by the American Diabetes Association. Maintaining tight glycemic control with infusion or injection with insulin is difficult due to delays in uptake and constant changes in insulin requirements. Therefore, several academic researchers and a few device companies are working on glucose-sensor guided dual- hormone pumps that injects insulin when glucose is high and glucagon with glucose is low, and thus holds the potential to remove the burden of marinating tight glucose control from the patients.
Dasiglucagon for bi-hormone artificial pancreas for automated diabetes management
Dasiglucagon is being developed in a 1ml pre-filled cartridge for use in dual-hormone artificial pancreas device systems, with insulin being the other hormone. We have already reported positive results from two Phase 2a trials during the second quarter of 2017. In our Phase 2a microdose trial, 17 patients with type 1 diabetes received four different doses of dasiglucagon, ranging from 0.03 mg to 0.6 mg, under euglycemia (normal blood glucose level) and hypoglycemia conditions. A dose-response with increases in blood glucose levels was observed across the dose range tested in this trial. In our Phase 2a pump trial, 10 adult patients with type 1 diabetes received dosing of dasiglucagon under challenging conditions, including fasting, a high basal insulin rate and exercise to stimulate the administration of glucagon by the iLet™ algorithms. No severe hypoglycemic episodes were observed, time below 60 mg/dl glucose was approximately 13% and 18% for dasiglucagon and recombinant glucagon, respectively, and time with 70 to 180 mg/dl glucose was approximately 71% and 65% for dasiglucagon and recombinant glucagon, respectively. Nausea and vomiting were reported in a similar number of patients for both dasiglucagon and the recombinant glucagon (nausea was reported in 55% and 53% of patients, respectively, and vomiting was reported in 23% and 19% of patients, respectively), but dasiglucagon was observed to be well-tolerated in the trial, with no injection site reactions noted. Furthermore, chronic toxicology studies support human testing of long-term usage of dasiglucagon, as dasiglucagon was observed to demonstrate similar physiological effects to native glucagon. Data from our Phase 2a trials and the toxicology studies provided the foundation for further clinical development of dasiglucagon in the iLet™ pump system.
We have a non-exclusive collaboration with Beta Bionics who is the developer of an artificial pancreas device containing both insulin and dasiglucagon, the iLet™. Breakthrough Device designation was received from the FDA in December 2019. Guided by an algorithm, this device is designed to maintain and control blood glucose levels with minimal patient intervention.
Top-line results from a small home-use Phase 2 trial in iLet™ gen 3.2 dual-hormone artificial pancreas system were announced in June 2019. The trial compared operational performance of the iLet in the insulin-only configuration for one week versus the bi-hormonal configuration for one week in 10 adult participants with T1D. The iLet operated as expected, meeting the primary aim of the study. Preliminary data analysis demonstrated that the bi-hormonal iLet using dasiglucagon provided superior glycemic control over the insulin-only iLet.
We and Beta Bionics are in discussion with the FDA and expect to initiate the pivotal Phase 3 trial the second half of 2021.

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
Dasiglucagon for congenital hyperinsulinism
In 2017, the FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI. In January 2018, the FDA issued a safe-to-proceed letter, and the first Phase 3 trial with 32 pediatric patients (ages three months to 12 years) with CHI started in the first quarter of 2019. In December 2019, we initiated a second Phase 3 trial with 12 pediatric patients (ages seven days to one year) with CHI. If results from these studies are positive, we anticipate submitting an NDA to the FDA for treatment of CHI in 2021. On 15 December 2020 we reported the results of the first trial that dasiglucagon on top of standard of care did not meet its primary endpoint of reducing the incidence of hypoglycemia compared with standard of care. However, it was able to meet its secondary endpoints.
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
Recent Developments
Reference is also made to the section ‘Transforming peptides’ on pages 12-25 in our Annual Report 2019.
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
Seasonality
The Company’s financial performance, financial position and cash flows are not subject to significant seasonality.
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
Market and competition
The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Significant competitive factors in our industry include: (i) product safety and efficacy; (ii) quality and breach of an organization’s technology; (iii) skill of an organization’s employees and its ability to recruit and retain key employees; (iv) timing and scope of regulatory approvals; (v) government reimbursement rates for, and the average settling price of, products; (vi) the availability of raw materials and qualified manufacturing capacity; (vii) manufacturing costs; (viii) intellectual property and patent rights and their protection; and (ix) sales and marketing capabilities. While we believe that our product and product candidate platform, development expertise and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions.
Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future.
We compete with companies that are producing drugs for, among other disease indications, SBS, such as Takeda plc which currently markets and distributes Gattex, and hypoglycemia, such as Novo Nordisk, Xeris and Eli Lilly which each market and distribute glucagon rescue kits.
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
Patent and Patent Application Portfolio
We own one patent family covering lixisenatide. This entire family is all licensed exclusively to Sanofi. We own five patent families covering our proprietary GLP-2 analog glepaglutide or backup candidates. Although the disclosures of one of these patent families encompass both elsiglutide and glepaglutide, it has been possible to claim the subject matter relating to glepaglutide in separate patents in the United States. For our internal compound dasiglucagon, a glucagon analog that has a favorable stability profile .
We also possess certain technologies we employ when designing novel peptide drug candidates. An example of one of our internal peptide enhancing technologies is the SIP technology. The SIP technology adds a number of specific amino acids to a peptide thereby strengthening or tightening the molecular structure to make the peptide less susceptible to biological degradation. The SIP technology can assist to maintain the peptide in the blood for a longer period of time before the peptide is degraded and may permit less frequent dosing of the peptide. The SIP technology has been employed for the development of lixisenatide, and glepaglutide. In addition to these we possess other proprietary technologies which involve the addition of a fatty acid to the amino acid chain of a given peptide as another technique to increase the half-life of the peptide in the blood stream.
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

Glepaglutide
We own five patent families that covers glepaglutide. These patent family includes granted patents in Australia, Canada, China, Eurasia, Hong Kong, Israel, India Japan South Korea, Mexico, New Zealand, Ukraine and South Africa. The granted U.S. patents include composition of matter claims covering both the peptide and composition of glepaglutide and related compounds. The granted European patent includes claims drawn to the composition of matter of a genus of compounds that encompasses glepaglutide, as well as analogs thereof and methods of using glepaglutide.
Dasiglucagon
We own five patent families covering dasiglucagon including patents and applications in the United States and non-U.S. jurisdictions, including Brazil, and Japan. The pending claims in one family cover the dasiglucagon compound and a group of structurally related compounds having glucagon agonist activity and increased solubility and/or stability relative to the native glucagon, as well as pharmaceutical compositions comprising such compounds and related uses for treating a variety of diseases including hypoglycemia, type 1 and 2 diabetes and other metabolic conditions, and nucleic acid molecules for expression of the compounds in host cells. The patent applications in the family that protect the compound itself, when issued, will have a nominal expiration date in July 2033. A United States patent in this family granted with claims covering the dasiglucagon compound. This patent received a patent term adjustment of 560 days, and is scheduled to expire in February 2035.
ZP 10,000 α4β7 Integrin Inhibitor
This is an asset that was acquired with our acquisition of Encycle. This includes the acquisition of seven patent families consisting of granted patents and patent applications in various territories, including two patent families that are co-owned with the University of Montreal and two patent families that are licensed from the University of Toronto. The remaining two families are wholly owned by Zealand Pharma including the family that includes the composition of matter patent application.
Other Assets
We also have patents and patents applications that encompass or relate to other pre-clinical and clinical assets that include our GLP-1/GLP-2 agonist (10 families), Amylin (3 families), GIP agonist (4 families), Kv1.3 (2 families), GGDA (3 families) and C3 (3 families).
We (or our wholly owned subsidiaries that include ZP Holding SPV K/S and ZP SPV 3 K/S) own all the patents and applications set out above.
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
U.S. Government Regulation
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
The process required by the FDA before a drug may be marketed in the United States generally involves the following:
•
completion of preclinical laboratory studies, animal studies and formulation studies in compliance with the FDA’s good laboratory practice regulations;

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

•
submission to the FDA of an NDA;

•
satisfactory completion of an FDA pre-approval inspection of the production facility or facilities where the product is produced to assess compliance with the FDA’s cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;

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
Clinical Trials
Clinical trials involve the administration of the investigational drug to human patients under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research patients provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on their www.clinicaltrials.gov website.
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

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Each of Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.
Marketing Approval
Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision.
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
Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.
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
After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or preclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.
Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.
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
The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.
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
Combination Products
Certain of our product candidates are designed to be delivered to patients by dedicated medical devices. In the United States, products composed of components that would normally be regulated by different centers at the FDA are known as combination products. Typically, the FDA’s Office of Combination Products assigns a combination product to a specific center as the lead reviewer based upon the product’s primary mode of action. Depending on the type of combination product, its approval, clearance or licensure may usually be obtained through the submission of a single marketing application. However, the FDA sometimes will require separate marketing applications for individual constituent parts of the combination product which may require additional time, effort, and information, For example, delivery devices require Human Factors testing and their manufacture is subject to FDA’s Quality System Regulation. Even when a single marketing application is required for a combination product, such as an NDA for a combination drug and delivery device, both the FDA’s Center for Drug Evaluation and Research and the FDA’s Center for Devices and Radiological Health may participate in the review.
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

•
the anti-inducement law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;
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

•
the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and ACA that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMS, payments and other transfers of value provided to physicians, as defined by such law, and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

•
analogous state, local and non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers; state, local and non-U.S. marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines, relevant compliance guidance promulgated by the federal government, implementation of compliance programs, and compliance with the state’s code of conduct; state and local laws that require a pharmaceutical company’s sales representatives to be registered or licensed by the state or local governmental entity; and state and non-U.S. laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may be more stringent than HIPAA, thus complicating compliance efforts; and

•
rules or legislation covering more or less the same subject matter are found in numerous other countries, including in Denmark, which sometimes result in lower or higher exposures in those countries than in the United States.

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
Healthcare Reform
Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, in the United States the current presidential administration and U.S. Congress have attempted to repeal or “repeal and replace” the Affordable Care Act, or the ACA. Although those efforts did not succeed, the presidential administration may continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. Additionally, there remain judicial and Congressional challenges to certain aspects of the ACA. For example, on December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or Texas District Court Judge, ruled that the entire ACA is invalid based primarily on the fact that the Tax Cuts and Jobs Act of 2017 repealed the tax-based shared responsibility payment imposed by the ACA, on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the “individual mandate”. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. It is unclear how this decision, future decisions, and subsequent appeals will impact the law and the effect such impact could have on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA.
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
There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. In addition, the Trump administration’s budget proposal for fiscal year 2021 includes a $135 billion allowance to support legislative proposals seeking to reduce drug prices, increase competition, lower out-of-pocket drug costs for patients, and increase patient access to lower-cost generic and biosimilar drugs. Further, the Trump administration previously released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase drug manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products, and reduce the out of pocket costs of drug products paid by consumers. The Department of Health and Human Services, or HHS, has solicited feedback on some of these measures and has implemented others under its existing authority. Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, such measures are designed to encourage importation from other countries and bulk purchasing.
Coverage and Reimbursement
Sales of certain of our out-licensed products and our product candidates, if and when approved for marketing, has and will depend, in part, on the extent to which our products will be covered by third party payors, such as government health care programs like Medicare and Medicaid, commercial insurance and managed healthcare organizations. These third-party payors play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third party payors will decide with respect to the coverage and reimbursement for our product candidates. The primary trend in the U.S. healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products and/or biosimilars. Adoption of price controls, cost containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results.
Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for medical products, drugs and services. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We cannot be sure that coverage will be available for any product candidate that we commercialize and, if coverage is available, the level of reimbursement. Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining coverage and adequate reimbursement from a third-party payor does not guarantee that we will obtain similar coverage or reimbursement from another third-party payor. Reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. Decreases in third party reimbursement for our product candidates or a decision by a third-party payor not to cover our product candidates or provide only limited reimbursement for our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.
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
C.
ORGANIZATIONAL STRUCTURE

For information regarding our organizational structure, please refer to the section ‘Business overview’ on page 65 in our Annual Report 2020.
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
We also leases approximately 19,247 square feet of office space at 293 Boston Post Road West, Marlborough, Massachusetts. The term of the lease ends February, 2026 and includes renewal options. In addition to rent expense, the Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of the building leases. The rental payments include the minimum rentals plus common area maintenance charges.
The company leases one office at 434 W. 33rd Street, New York, NY. The lease is a one year term ending on December 31, 2021. There is an automatic renewal unless terminated by the company with no less than 3 months notice prior to the end of the term.
ITEM 4A
UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical accounting estimates
Reference is made to Note 1 ‘Significant accounting policies, and significant accounting estimates and assessments’ to the consolidated financial statements on pages 66-70 in our Annual Report 2020.
New accounting pronouncements
Reference is made to Note 1 ‘Significant accounting policies, and significant accounting estimates and assessments’ to the consolidated financial statements on pages 66-70 in our Annual Report 2020.
A.
OPERATING RESULTS

Reference is made to the section ‘Financial review’ contained on pages 50-52 in our Annual Report 2020, the section ‘Financial review’ contained on pages 40-42 in our Annual Report 2019 and “Item 3 — Key Information — D. Risk Factors”. Reference is further made to ‘Risk management and internal control’ on pages 48-49 in our Annual Report 2020.
The financial condition of the Group and its development is described in our Annual Report 2020 and our Annual Report 2019. The information in this section is based on, and should be read in conjunction with, our Annual Report 2020 and our Annual Report 2019. The analysis and discussion included in each of our Annual Report 2020 and our Annual Report 2019 is primarily based on the consolidated financial statements, which are prepared in accordance with IFRS as issued by the IASB.
2020 compared with 2019
The section ‘Financial review’ contained on pages 50-52 in our Annual Report 2020 constitutes the Board of Directors’ and Executive Management’s discussion and analysis of results of operations.
2019 compared with 2018
The section ‘Financial review’ contained on pages 40-42 in our Annual Report 2019 constitutes the Board of Directors’ and Executive Management’s discussion and analysis of results of operations.
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
Inflation
Inflation for the fiscal years ended December 31, 2020, 2019 and 2018 has not had a material impact on the Group’s revenue or net loss.
Foreign currencies
Reference is made to Note 28 ‘Financial risks — Exchange rate risk’ to the consolidated financial statements on page 94 in our Annual Report 2020.
Governmental policies
Please refer to “Item 4 — Information on the Company — Government Regulation”.
B.
LIQUIDITY AND CAPITAL RESOURCES

It is our aim to have an adequate capital structure in relation to the underlying operating results and research and development projects, so that we have sufficient capital to support operations and our long-term growth targets.

The Board of Directors finds that the current capital and share structure is appropriate for the shareholders and the Group and for the Company’s present requirements.
As of December 31, 2020, we had cash and cash equivalents, which comprise cash and bank balances, of DKK 960.2 million. We require cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since our incorporation primarily with equity financing, milestone and royalty payments from our collaboration partners, and sales of future royalty streams.
The overall objectives and policies for our financial risk management are outlined in the Finance Policy, which is approved by the Board of Directors. For further information, reference is made to “Item 11 — Qualitative and Quantitative Disclosures about Market Risks”.
Financial resources
Reference is made to ‘Consolidated statements of financial position’ on page 63 and ‘Consolidated statements of cash flows’ on page 64 in our Annual Report 2020.
We believe our financial resources are sufficient to meet our requirements for at least the next 12 months.
Cash flow in 2020, 2019 and 2018
Reference is made to ‘Consolidated statements of cash flows’ on page 64 in our Annual Report 2020, ‘Financial review — Cash flow’ on page 52 in our Annual Report 2020 and ‘Financial review — Cash flow’ on page 42 in our Annual Report 2019 for a discussion of cash flows for the years ended December 31, 2020, 2019 and 2018.
There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company Zealand Pharma A/S.
Debt financing
Reference is made to ‘Consolidated statements of financial position’ on page 63 in our Annual Report 2020 for information on debt financing. In connection with the closing of the Royalty Pharma Agreement in September 2018, we redeemed outstanding notes we had issued in 2014 and related debt. No long-term loans were outstanding as of December 31, 2020 or 2019.
Financial instruments
Reference is made to Note 28 ‘Financial risks — Contractual maturity (liquidity risk)’ to the consolidated financial statements on pages 95-96 in our Annual Report 2020.
Commitments for capital expenditure etc.
Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2020 are shown in Note 27 ‘Contingent assets, liabilities and other contractual obligations’ on page 94 to the consolidated financial statements in our Annual Report 2020.
The Executive Management of the Group believes that the obligations are covered by the Group’s financial resources as well as expected future cash flows from operating activities.
C.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We currently focus on gastrointestinal, metabolic and other specialty diseases where we believe that the present standard of care is inadequate and where we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration and, potentially, commercialization, while opportunistically considering partnership relationships that may arise. In addition, we are looking to focus our efforts on drug candidates that may qualify for orphan/rare disease status. Our R&D organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development. Our research and development expenses were DKK 604.1 million, DKK 561.4 million and DKK 438.2 million in 2020, 2019 and 2018, respectively.
Information related to selected research and development projects can be found under ‘Transforming peptides’ on pages 23-39 in our Annual Report 2020.
Reference is made to “Item 3 — Key Information — D. Risk Factors”.
D.
TREND INFORMATION

We do not currently produce, hold inventory or sell any products by ourselves or through partnerships.
Information about expectations for the financial year 2021 can be found on page 14 in the subsection ‘2021 Outlook and objectives’ in our Annual Report 2020.
E.
OFF-BALANCE SHEET ARRANGEMENTS

Reference is made to Note 27 ‘Contingent assets, liabilities and other contractual obligations’ to the consolidated financial statements page 94 in our Annual Report 2020.
F.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

2020
DKK million	Within 1 year	1 – 3 years	3 – 5 years	More than 5 years	Total
Leasing	14.1	26.4	26.7	79.3	146.5
Contractual obligations related to agreements with contract research organizations	28.3	252.6	0	0	280.9

Total obligations not recognized in the statement of financial position	0	252.6	0	0	252.6

Total contractual obligations	42.4	279.0	26.7	79.3	427.4
Reference is made to Note 27 ‘Contingent assets, liabilities and other contractual obligations’ and Note 28 ‘Financial Risks’ to the consolidated financial statements on page 94-96 in our Annual Report 2020.
G.
SAFE HARBOR

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled “Forward-Looking Statements” at the beginning of this Annual Report on Form 20-F.
ITEM 6
DIRECTORS, EXECUTIVE MANAGEMENT AND EMPLOYEES

A.
DIRECTORS AND EXECUTIVE MANAGEMENT

Reference is made to ‘Board of Directors and Corporate Management’ on pages 55-59 in our Annual Report 2020 for information about the members of our Board of Directors and Corporate Management, as well as their activities outside of the Company.
The Board of Directors has the overall responsibility for the affairs of the Company.
There are no family relationships between the Board of Directors and Corporate Management. No Director or member of Corporate Management have been elected according to an arrangement or understanding with shareholders, customers, suppliers or others.

As required by the Danish Companies Act, directors are elected at General Meetings by simple majority vote. In addition, four employee representatives are elected for four-year terms by the employees of Zealand Pharma A/S.
B.
COMPENSATION

Reference is made to Note 6 ‘Information on staff and remuneration’ to the consolidated financial statements on pages 76-81 in our Annual Report 2020.
C.
BOARD PRACTICES

Reference is made to ‘Corporate governance’ on pages 41-43 in our Annual Report 2020 regarding board practices. The year of election for each member of the Board of Directors and the year of appointment for each member of Corporate Management is included in ‘Board of Directors and Corporate Management’ on pages 55-59 in our Annual Report 2020.
The terms of office of all the members of our Board of Directors elected by the general meeting expire at the next annual general meeting to be held in April 2021. All members of the Board of Directors elected by the general meeting are eligible for re-election. Employee elected board members are elected for a period of four years.
D.
EMPLOYEES

At December 31, 2020, 2019 and 2018 we had 329, 179 and 149 full-time employees, and during 2020, 2019 and 2018 we had an average of 297, 173 and 146 full-time employees. Labor unions currently representing our employees in Denmark include HK it, medie & Industri Hovedstaden. We negotiate a collective agreement in good faith every three years, with the next negotiation scheduled to take place in 2023.
E.
SHARE OWNERSHIP

For information on the Board of Directors’ and Corporate Management’s individual holdings of shares and warrants as of December 31, 2020 and change in these holdings during 2020, reference is made to the sections ‘Board of Directors and Corporate Management’ on pages 55-59, and Note 6 ‘Information on staff and remuneration’ to the consolidated financial statements on pages 76-81 in our Annual Report 2020. The members of our Board of Directors and Corporate Management in the aggregate hold 24,308 shares, representing less than 1% of the beneficial ownership of the Company.
In the period from January 1, 2020 until March 18, 2021, the Chief Executive Officer acquired 7,692 ordinary shares and the Chief Financial Officer acquired 841 ordinary shares. The internal rules on trading in our shares by members of the Board of Directors and Executive Management only permit trading in the four-week period commencing at the beginning of the third trading day following the date of public disclosure of interim financial reports or the annual report. Under special circumstances, the trading window may be derogated from.
We granted warrants to our executive management and selected employees of the company in 2005, 2007 and in each of the years between 2009 and 2020. Since our Annual General Meeting in 2012, it has been part of our remuneration policy that members of the Board of Directors are not permitted to participate in the warrant incentive program in their capacity as board members.
Warrants are, and have been, granted pursuant to shareholder authorizations provided to our Board of Directors under our Articles of Association. The detailed terms of the warrants, including the exact exercise price and the size of the grants, have been set our Board of Directors. Warrants are granted for employee services and will typically become exercisable between approximately one to five years after the date of grant and may be exercised in a pre-defined exercise period to subscribe for shares in a number of pre-defined exercise windows against payment of the exercise price. Unexercised warrants will lapse. Granted warrants are generally subject to provisions which allow for the forfeiture of unexercised warrants if the grantee separates from the company or one of our subsidiaries under circumstances in which the warrant holder is considered a “bad-leaver,” understood as, for example, being dismissed for cause or resigning without us having materially breached the employment contract. Warrant holders may generally maintain all granted warrants if they separate from the company or one of our subsidiaries under circumstances where they are considered as “good-leavers,” such as dismissal without cause, leaving us pursuant to an agreed severance agreement or retirement, warrant holder’s resignation due to our material breach of contract or the warrant holder’s death.
Reference is made to Note 6 ‘Information on staff and remuneration’ to the consolidated financial statements on pages 76-81 in our Annual Report 2020.
ITEM 7
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
MAJOR SHAREHOLDERS

We have one class of shares. As of March 2, 2021, our registered, issued and outstanding share capital was DKK 43,400,547 distributed into 43,400,547 shares of nominal value DKK 1 each.
Below is information as of March 2, 2021 with respect to any shareholder who is known to the Company to be the owner of more than 5% of the Company’s shares:
Identify of person or group	Shares owned	Percent of class	Percent of total votes
Van Herk Investments, Rotterdam, Netherlands	7,299,832	16.8%	16.8%
As of March 12, 2021, approximately 31% of our share capital was held in Denmark and approximately 20% of our share capital was held in United States.
Since August 9, 2017, which is the date that ADSs representing our ordinary shares were first listed on The Nasdaq Global Select Market, there has been no significant change in the percentage ownership held by any major shareholder, except for the following:
•
As of September 5, 2019, the holdings of Van Herk Investments B.V. (Dutch registration no. 59055057) increased nominally from DKK 1,962,535 shares, corresponding to 6.4% of the total share capital and total voting rights of Zealand Pharma A/S, to DKK 6,714,730 shares, corresponding to 18.75% of the total share capital and total voting rights of Zealand Pharma A/S.

For further information reference is made to ‘Shareholder information’ on pages 53-54 in our Annual Report 2020.
B.
RELATED PARTY TRANSACTIONS

We have no related parties with controlling interest other than the major shareholders listed under items 7A.
Our other related parties comprise of the Company’s Board of Directors and Corporate Management.
For further information reference is made to Note 30 ‘Related parties’ to the consolidated financial statements on page 99 in our Annual Report 2020 and Note 27 ‘Related parties’ to the consolidated financial statements on page 87 in our Annual Report 2019.
There have not been and there are no outstanding loans to members of the Board of Directors or Corporate Management in 2020, 2019 or 2018.
C.
INTERESTS OF EXPERTS AND COUNSEL

Not applicable.
ITEM 8
FINANCIAL INFORMATION

A.
CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The consolidated financial statements required by this item accompany this Annual Report on Form 20-F in the form of our Annual Report 2020 (see Exhibit 15.1).

Legal proceedings
In 2012, we entered into a research collaboration agreement with Protagonist Therapeutics, Inc., or Protagonist Therapeutics, and one of its affiliates, which agreement was terminated in 2014. At that time, Protagonist Therapeutics elected to assume the responsibility for the development and commercialization of compounds previously developed, and we assigned to Protagonist Therapeutics certain intellectual property arising from the collaboration. We also granted Protagonist Therapeutics an exclusive license to certain background intellectual property rights of Zealand that relate to the products they assumed.
Under the terms of the terminated agreement and related agreements, we are entitled to receive payments in respect of certain development, regulatory and commercial milestone events, as well as a low single-digit royalty on worldwide net sales of products developed under the agreement, if further developed and commercialized by Protagonist Therapeutics. Through December 31, 2020, we had received USD 1 million of such milestone payments and we may be entitled to receive up to USD 128 million of additional milestone payments under the agreement if certain development, regulatory and commercial milestone events occur.
On 23 January 2020 Protagonist Therapeutics filed a demand for arbitration with the International Court of Arbitration of the International Chamber of Commerce (ICC) seeking a declaration that it has no past, present or future milestone or royalty payment obligations with respect to the compound it is advancing, PTG-300, alleging that the compound is not within the set of compounds to which such payment obligations apply. Protagonist Therapeutics is also seeking costs, fees, and expenses of the proceeding, including attorneys’ fees, repayment of the USD 1 million of payments previously paid and pre-judgment interest. We are defending against this demand on the basis that payments are required for PTG-300 under our agreements and, as to the demand for repayment that the payments made were voluntary and are non-reimbursable. We have also filed counterclaims demanding payment of an additional milestone now due in the amount of USD 1 million, USD 2 million or USD 3 million, depending on the number of patients to be enrolled in the Phase III clinical trials for PTG-300, and seeking a declaration confirming our right to the payments due under our agreements, as well as the costs, fees and expenses of the proceeding, including attorneys’ fees, and pre-judgment interest. The arbitration remains pending as of the date of this report.
On 18 December 2020 Amyndas Pharmaceuticals S.A. and Amyndas Pharmaceuticals LLC filed a complaint in the U.S. District Court for the District of Massachusetts, which named Alexion Pharmaceuticals, Inc., Zealand Pharma A/S and Zealand Pharma U.S., Inc. as defendants. The complaint alleges claims against the Zealand Pharma A/S (and its U.S. subsidiary) and its collaboration partner Alexion Pharmaceuticals, Inc. (“Alexion”) related to Zealand Pharma A/S’s collaboration with Alexion on C3 peptide-based assets. The complaint alleges federal and state law claims, including claims for breach of confidentiality agreements, trade secret misappropriation and unfair competition. The complaint seeks an unspecified amount of damages plus interest and injunctive relief.
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
In accordance with the Danish Companies Act (“DCA”) ordinary dividends, if any, are declared with respect to a financial year at the annual general meeting of shareholders in the following year, where the statutory annual report (which includes the audited financial statements) for that financial year is approved. Further, our shareholders may resolve at a general meeting to distribute extraordinary dividends and our shareholders may also at a general meeting grant our Board of Directors an authorization to distribute extraordinary dividends. Any resolution to distribute extraordinary dividends within six months of the date of the statement of financial position as set out in our latest adopted annual report must be accompanied by the statement of financial position from our latest annual report or an interim statement of financial position which must be reviewed by our auditor. If the decision to distribute extraordinary dividends is passed more than six months after the date of the statement of financial position as set out in our latest adopted annual report, an interim statement of financial position must be prepared and reviewed by our auditor. The statement of financial position or the interim statement of financial position, as applicable, must show that sufficient funds are available for distribution. Our general meeting of shareholders cannot resolve to distribute dividends at an amount exceeding the amount recommended or approved by our Board of Directors. Moreover, ordinary dividends and extraordinary dividends may only be made out of distributable reserves and may not exceed what is considered sound and adequate with regard to our financial condition or be to the detriment of our creditors.
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
For further information reference is made to ‘Shareholder information’, on pages 53-54 in our Annual Report 2020.
B. SIGNIFICANT CHANGES
On January 27, 2021 a total of 3,600,841 new shares have been subscribed through a private share issue with gross proceeds of DKK 749 million.
No other significant events have occurred after the end of the reporting period.
ITEM 9
THE OFFER AND LISTING

A.
OFFER AND LISTING DETAILS

The Company’s shares are listed in Denmark on Nasdaq Copenhagen, and traded under the symbol “ZEAL.” The Company’s ADSs are traded on the Nasdaq Global Select Market under the symbol “ZEAL.”
See Exhibit 2.1 to this Annual Report on Form 20-F for a description of the Company’s ordinary shares. Reference is also made to ‘Shareholder information’ on pages 53-55 in our Annual Report 2020.
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

Changes to Shareholders’ rights
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
Ownership disclosure
Pursuant to chapter 7 of the Danish Capital Markets Act (Kapitalmarkedsloven), shareholders in a company incorporated in Denmark with its shares admitted to trading and official listing on a regulated market are required to immediately (normally within the same trading day as the triggering transaction), and simultaneously notify the company and the Danish Financial Supervisory Authority, when the shareholder’s direct or indirect stake (i) represents 5% or more of the voting rights in the company or the nominal value of its share capital, and (ii) when a change in a holding already notified implies that the limits of 5%, 10%, 15%, 20%, 25%, 50% or 90% and the limits of one-third and two-thirds of the voting rights or the nominal value of its share capital are reached.
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
C.
MATERIAL CONTRACTS

On February 10, 2020, we announced a bid to acquire substantially all assets from Valeritas Holdings, Inc. (Nasdaq: VLRX), or Valeritas, for a total cash consideration of $23 million and the assumption of certain liabilities related to the ongoing business (including up to approximately $13.3 million related to open purchase orders, license payments and cure costs relating to prepetition contracts that will be assumed by Valeritas under the U.S. Bankruptcy Code upon exiting Chapter 11 proceedings), pursuant to the terms of the “stalking horse” asset purchase agreement entered into with Valeritas. This transaction was completed on April 2, 2020 and we acquired substantially all the assists of Valeritas Inc. A copy of purchase agreement is attached as Exhibit 4.1.
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
E.
TAXATION

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds the ADSs as capital assets for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including foreign, state and local tax consequences, U.S. federal gift, estate and alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•
banks, insurance companies, and certain other financial institutions;

•
brokers, dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding the ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs;

•
regulated investment companies;

•
real estate investment trusts, grantor trusts or other trusts;

•
persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

•
expatriates of the United States;

•
tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

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
The discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury Regulations, and the income tax treaty between Denmark and the United States, or the Treaty, all as of the date hereof, changes to any of which may affect the tax consequences described herein — possibly with retroactive effect.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of the ADSs who is eligible for the benefits of the Treaty and is:
(1)
an individual who is a citizen or resident of the United States;

(2)
a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

(3)
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(4)
a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as such term is defined under the Code) have authority to control all substantial decisions of the trust, or (B) the trust has a valid election in place under all applicable U.S. Treasury regulations to treat the trust as a United States person (as such term is defined under the Code).

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
Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gain. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under “— Passive Foreign Investment Company rules”), the preferential rate will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
The amount of a dividend will include any amounts withheld by us in respect of Danish taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend income paid in DKK will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of actual or constructive receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Danish taxes withheld from dividends on the ADSs (or shares underlying the ADSs) will be creditable against the U.S. Holder’s U.S. federal income tax liability. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Danish tax, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.
Sale or other taxable disposition of the ADSs
Subject to the PFIC rules described below, gain or loss realized on the sale or other taxable disposition of the ADSs will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder held the ADSs for more than one year. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis in the ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. This gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes. Capital gain from the sale, exchange or other disposition of ADSs by a non-corporate U.S. Holder generally is eligible for preferential rates of taxation if the non-corporate U.S. Holder’s holding period for such ADSs determined at the time of such sale, exchange, or other taxable disposition exceeds one year (i.e., such gain is long-term capital gain). The deductibility of capital losses is subject to limitations.
If the consideration received by a U.S. Holder is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received determined by reference to the spot rate of exchange on the date of the sale or other disposition. However, if the ADSs are treated as traded on an “established securities market” and a U.S. Holder is either a cash basis taxpayer or an accrual basis taxpayer that has made a special election (which must be applied consistently from year to year and cannot be changed without the consent of the IRS), such U.S. Holder will determine the U.S. dollar value of the amount realized in a non-U.S. dollar currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. If a U.S. Holder is an accrual basis taxpayer that is not eligible to or does not elect to determine the amount realized using the spot rate on the settlement date, such U.S. Holder will recognize foreign currency gain or loss to the extent of any difference between the U.S. dollar amount realized on the date of sale or disposition and the U.S. dollar value of the currency received at the spot rate on the settlement date.
Passive Foreign Investment Company rules
Under the Code, we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets, including cash, consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. Whether we will be a PFIC in any year depends on the composition of our income and assets, and the relative fair market value of our assets from time to time, which we expect may vary substantially over time.
Based on certain estimates of our gross income and gross assets, the latter determined by reference to the value of the ADSs and shares, we do not believe that we were a PFIC for the taxable year ending December 31, 2019. We have not yet made any determination as to our expected PFIC status for the current year and, accordingly, any such expectation would be subject to change based on, among other factors, our use of cash, the source and nature of our income, and the price of our ordinary shares or ADSs. No assurances can be provided with respect to our PFIC status for our taxable year ended December 31, 2019 or with regard to our PFIC status for the current year or any future taxable year. The determination of whether we are a PFIC is made annually for each of our taxable years. As a result, our PFIC status may change. In particular, for purposes of the asset test described above, the total value of our assets will be treated as equal to the sum of the aggregate value of the ADSs and shares plus the Company’s liabilities. Therefore, for purposes of the asset test, the total value of our assets will depend on the market price of the ADSs. However, the value of our passive assets generally will be equal to the actual fair market value of such assets. A decrease in the market price of the ADSs would cause a decrease in the deemed total value of our assets for purposes of the asset test but generally would not cause a corresponding decrease in the actual value of our passive assets. Accordingly, fluctuations in the market price of the ADSs may result in us being a PFIC.
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
If we are a PFIC for any year during which a U.S. Holder holds the ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the ADSs, even if we ceased to meet the threshold requirements for PFIC status in any particular year unless (i) we cease to be a PFIC and the U.S. Holder has made a “deemed sale” election under the PFIC rules, (ii) we cease to be a PFIC and the U.S. Holder has a valid mark-to-market election in effect (as described below) or (iii) the U.S. Holder makes a Qualified Electing Fund Election, or QEF Election, with respect to all taxable years during which such U.S. Holders holding period in which we are a PFIC. However, a U.S. Holder may make a QEF Election with respect to our ADSs only if we annually provide such U.S. Holder with certain tax information, and we currently do not intend to prepare or provide such information. As a result, the QEF Election is not expected to be available to a U.S. Holder and the remainder of this discussion assumes that such election will not be available. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the ADSs the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, the U.S. Holder’s ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from us or any gain from an actual sale or other disposition of the ADSs. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available.
If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs, the U.S. Holder may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the ADSs by the U.S. Holder would be allocated ratably over the U.S. Holder’s holding period for such shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. Further, to the extent that any distribution received by a U.S. Holder on its ADSs exceeds 125% of the average of the annual distributions on such ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner described immediately above with respect to gain on disposition.
Alternatively, if we are a PFIC and if the ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder could make a mark-to-market election that would result in tax treatment different from the general tax treatment described in the preceding paragraph. The ADSs would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter. Nasdaq is a qualified exchange for this purpose. If a U.S. Holder makes the mark-to-market election, the U.S. Holder generally will recognize as ordinary income any excess of the fair market value of the ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, the U.S. Holder’s tax basis in the ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that we own, unless shares of such lower-tier PFICs are themselves “regularly traded” on a “qualified exchange,” as described above. As a result, even if a U.S. Holder validly makes a mark-to-market election with respect to our ADSs, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of our investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
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
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.
If a U.S. Holder owns ADS during any year in which we are a PFIC, such U.S. Holder (including, potentially, indirect holders) will generally be required to file an IRS Form 8621 with such holder’s federal income tax return for that year.
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
F.
DIVIDENDS AND PAYING AGENTS

Not applicable.
G.
STATEMENT BY EXPERTS

Not applicable.
H.
DOCUMENTS ON DISPLAY

Copies of this Annual Report on Form 20-F as well as our Annual Report 2020 can be downloaded from the Investors page at zealandpharma.com. The contents of our website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed electronically and can be viewed via EDGAR on www.sec.gov.

I.
SUBSIDIARY INFORMATION

Zealand Pharma A/S (the parent company) has a number of subsidiaries that are listed on page 65 of the 2020 Annual Report.
ITEM 11
QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management
For a description and discussion of the Company’s foreign exchange rate risk management, interest rate risk management, credit risk management and liquidity risk management, reference is made to Note 28 ‘Financial risks’ to the consolidated financial statements on pages 94-96 in our Annual Report 2020 and ‘Risk management and internal control’ on pages 48-49 in our Annual Report 2020.
Sensitivity analysis
When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in interest and exchange rates. The rates used to mark-to-market the instruments are market data as of December 31, 2020.
For information on interest rate and exchange rate sensitivity analysis in 2020, reference is made to Note 28 ‘Financial risks — Sensitivity analysis’ to the consolidated financial statements on page 95 in our Annual Report 2020.
ITEM 12
DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A
DEBT SECURITIES

Not applicable.
ITEM 12B
WARRANTS AND RIGHTS

Not applicable.
ITEM 12C
OTHER SECURITIES

Not applicable.
ITEM 12D
AMERICAN DEPOSITARY SHARES

Our ADS program is administrated by The Bank of New York Mellon. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the Copenhagen office of Danske Bank A/S, as custodian for the depositary in the United States. Each ADS also represents any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs is administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.
You may hold ADSs either (a) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (b) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
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
DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.
ITEM 14
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.
ITEM 15
CONTROLS AND PROCEDURES

A.
Disclosure Controls and Procedures

Zealand Pharma maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports that Zealand Pharma files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the United States Securities and Exchange Commission, and that such information is accumulated and communicated to management of the Company, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Zealand Pharma Management, including the Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as of December 31, 2020. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2020, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.
In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.
B.
Management’s Annual Report on Internal Control over Financial Reporting

Zealand Pharma’s Management is responsible for establishing and maintaining adequate internal control over financial reporting.
Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), and effected by the Company’s Board of Directors, Management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Zealand Pharma Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, using the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’).
Based on this assessment, Zealand Pharma Management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2020, the Zealand Pharma Group’s internal control over financial reporting was effective based on criteria stated in Internal Control — Integrated Framework (2013) issued by the COSO. Based on the evaluation performed, Management has concluded that Zealand Pharma maintained effective internal control over financial reporting as of December 31, 2020.

Exemption of activities acquired during the period
On April 2, 2020, the Company completed the acquisition of specific assets of Valeritas Holdings, Inc. The Company is in the process of evaluating the existing internal controls and procedures over the acquired assets and is integrating them into the Company’s internal control environment over financial reporting. In accordance with SEC guidance permitting a company to exclude the internal control over financial reporting of an acquired business from management’s assessment of effectiveness of internal controls over financial reporting in respect of the year in which the acquisition was completed, the Company has excluded the acquired assets from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2020. The activities acquired-represented 11.5% of the Company’s total assets as of December 31, 2020 and 45.6% of the Company’s revenue for the year ended December 31, 2020.
Remediation of previously reported Material Weaknesses
In previous years, we have reported material weaknesses relating to the design and operating effectiveness of our internal control over financial reporting. The material weaknesses resulted from lack of sufficient competencies related to IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. Specifically:
•
lack of a formalized risk assessment, oversight and compliance processes or formalized control descriptions for all of our key controls;

•
where control descriptions existed, they did not necessarily include all relevant information to enable the operating effectiveness of such controls and it was not clear whether adequate controls were performed in all areas;

•
where control activities were dependent on certain information, we did not perform or document controls to assess the completeness and accuracy of such information; and

•
lack of monitoring control activities and identified control deficiencies; thus, we were unable to evaluate whether other deficiencies, individually or in combination, resulted in a reasonable possibility that a material misstatement of our annual financial statements would not be prevented or detected on a timely basis.

During 2020, Management implemented our previously disclosed remediation plans, including 1) hiring additional finance and accounting personnel with appropriate expertise to perform specific functions and to further assist in the implementation of improved processes and internal controls, and 2) building our financial management and reporting infrastructure and further developing and documenting our accounting policies and financial reporting procedures, including ongoing Senior Management review and Audit Committee oversight.
During the fourth quarter of 2020, we completed our testing of the operating effectiveness of our controls, including the effects of the remediation actions described above, and found them to be effective. As a result, we have concluded the material weaknesses have been remediated as of December 31, 2020.
C.
Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by EY Godkendt Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report which appears from page 83 of this Form 20-F.
D.
Changes in Internal Control over Financial Reporting

Except as noted above in section Remediation of previously reported Material Weaknesses and exemption of activities acquired during the period, there were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
We have not experienced any material impact to our internal control over financial reporting despite the fact that our employees are currently working remotely due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 situation to minimize the impact of the pandemic on the design and operating effectiveness of our internal control over financial reporting.
ITEM 16A
AUDIT COMMITTEE FINANCIAL EXPERTS

Our Audit Committee consists of Leonard Kruimer, Bernadette Connaughton, Jeffrey Berkowitz and Martin Nicklasson, and is chaired by Leonard Kruimer. The Audit Committee reviews and considers matters relating to accounting, audit and regulatory control with our auditors and executive management in accordance with the working terms of reference of the Audit Committee. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements.
Each member satisfies the independence requirements of the corporate governance standards of Nasdaq, and each of Leonard Kruimer qualifies as an “Audit Committee financial expert,” as defined in Nasdaq Rule 5605(c)(2)(A) and as determined by our Board of Directors.
ITEM 16B
CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics (the Code), which outlines the principles of legal and ethical business conduct under which we do business. The Code applies to all of our board members and employees. This document is available under the “Corporate governance” tab in the “About Zealand” section of our website (www.zealandpharma.com). We undertake to provide to any person, without charge, upon request, a copy of the code of business conduct. Requests shall be made on mail info@zealandpharma.com.
ITEM 16C
PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 5 ‘Fees to auditors appointed at the Annual General Meeting’ to the consolidated financial statements on page 76 in our Annual Report 2020 regarding fees paid to our statutory auditors.
Pre-approval policies
The Audit Committee assesses and pre-approves all audit and non-audit services provided by the statutory auditors. The pre-approval includes the type of service and a fee budget.
ITEM 16D
EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.
ITEM 16E
PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED

Not applicable.
ITEM 16F
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Zealand, through the Audit Committee, conducted an external audit tender in 2019 with a view to replace Deloitte from our 2020 financial year onwards. The audit tender process was completed in December 2019 when, following the recommendation of the Audit Committee, the Board announced that it would appoint EY Godkendt Revisionspartnerselskab as Zealand’s new external auditor to undertake Zealand’s audit for the financial year ending December 31, 2020.
The reports of Deloitte on Zealand’s consolidated financial statements for the fiscal years ended December 31, 2019 and 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended December 31, 2019 and 2018, and the subsequent interim period from January 1, 2020 through April 2, 2020, (i) Zealand had no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F other than the material weakness reported in our 2019 and 2018 annual reports on Form 20-F filed with the U.S. Securities and Exchange of Commission on March 13, 2020 and March 15, 2019.
Zealand provided Deloitte with a copy of this Form 20-F prior to its filing with the Securities and Exchange Commission and requested that Deloitte furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of Deloitte’s letter is attached as Exhibit 16.1 to this Form 20-F.
In connection with the audits of the Company’s financial statements for each of the fiscal years ended December 31, 2019 and 2018 and from January 1, 2020 through April 2, 2020 neither Zealand nor anyone on its behalf has consulted with EY on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Zealand’s financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.
Deloitte resigned after the firm had concluded the 2019 external audit process and the Audit Committee recommended to the Board that EY be appointed to fill the vacancy. Zealand Shareholders were invited to appoint EY as Zealand’s new external auditors at the 2020 AGM, held on April 2, 2020. EY commenced transition activities, subsequent to the appointment on the mentioned date.
ITEM 16G
CORPORATE GOVERNANCE

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.
We qualify as a foreign private issuer and our ADSs are listed on Nasdaq. As a result, in accordance with the listing requirements of Nasdaq, we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and quarterly reports on our website pursuant to the rules of Nasdaq Copenhagen and have filed such financial reports on an annual and quarterly basis with the SEC, we are not required to file such reports with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.
In addition, the Listing Rules for the Nasdaq Stock Market (the “Nasdaq Listing Rules”), for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. While we currently comply, and intend to continue to comply, with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the Nasdaq Listing Rules, or our board may decide that it is in our interest not to have a compensation committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with the Nasdaq Listing Rules. We follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders. Danish law only has a limited regulatory regime for the solicitation of proxies, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). In addition, our shareholders have authorized our board of directors to issue securities, including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements and directed issues at or above market price. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.
ITEM 16H
MINE SAFETY DISCLOSURE

Not applicable.

PART III
ITEM 17
FINANCIAL STATEMENTS

See response to Item 18.
ITEM 18
FINANCIAL STATEMENTS

The financial statements required by this item accompany this Annual Report on Form 20-F in the form of our Annual Report 2020 on pages 62-99 (see Item 19 of this Annual Report on Form 20-F).
Reconciliation of non-IFRS financial measures
In the Annual Report, Zealand discloses non-IFRS financial measures of the Group that reflect adjustments to the most directly comparable measure calculated and presented in accordance with IFRS. The inclusion of non-IFRS measures has been expressly permitted by the Danish Business Authorities and thereby exempted from the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. However, the non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may not be comparable with such measure.
Reference is made to the section ‘Alternative performance measures for the Group (non-audited)’ on page 117 in our Annual Report 2020.
ITEM 19
EXHIBITS

a.
Annual Report

The following pages from our Annual Report 2020, furnished to the SEC on Form 6-K, dated March 12, 2021, are incorporated by reference into this Annual Report on Form 20-F. The content of websites and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.
Page(s) incorporated by reference from our Annual Report 2020
Management review
2020 Achievements	12
2021 Outlook and objectives	14
Zealand Pharma’s first independent launch	15-21
Zealand Pharma’s R&D platform and pipeline	22-39
Corporate governance	41-43
Risk management and internal control	48-49
Financial review	50-52
Shareholder information	53-54
Board of directors and Corporate Management	55-59

b.
Exhibits

List of exhibits:
Exhibit No.	Description	Method of filing
1.1	Articles of Association	Incorporated by reference to the Registrant’s Report furnished to the SEC on Form 6-K on February 1, 2020..
2.1	Description of Securities registered under Section 12 of the Securities Act of 1933, as amended.	Filed together with this Form 20-F 2020.
2.2	Deposit Agreement	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A filed with the SEC August 3, 2017.
4.1	Significant Agreements	Significant Agreements include those agreements referred to this agreement and are with Sanofi Aventis Deutschland SA, Boehringer Ingelheim GmBH, Alexion Pharmaceuticals Inc, Royalty Pharma ICAV, Encycle Theraputics Inc and Valeritas Inc. These agreements are incorporated by reference accept Valeritas Inc. that is attached at Exhibit 4.1.
8.1	List of subsidiaries	Incorporated by reference to our Annual Report 2020, furnished to the SEC on Form 6-K dated March 12, 2021 as exhibit 99.1(a).
12.1	Certification of the principal Executive Officer	Filed together with this Form 20-F 2020.
12.2	Certification of the Financial Officer	Filed together with this Form 20-F 2020.
13.1	Principal Executive Officer certification pursuant to 18 U.S.C. section 1350	Furnished together with this Form 20-F 2020.
13.2	Principal Financial Officer certification pursuant to 18 U.S.C. section 1350	Furnished together with this Form 20-F 2020.
15.1	Extracts from the Registrant’s Annual Report 2020#	Incorporated by reference from our Annual Report 2020, furnished to the SEC on Form 6-K dated March 12, 2021, as exhibit 99.1(a) identified in Item 19.a of this Form 20-F.
15.2	Extracts from the Registrant’s Annual Report 2019#	Incorporated by reference from our Annual Report 2019, furnished to the SEC on Form 6-K dated March 12, 2020, as exhibit 99.1(a) identified in Item 19.a of the Form 20-F.
16.1	Letter of Deloitte Statsautoriseret Revisionspartnerselskab	Filed together with this Form 20-F 2020.
23.1	Consent of independent registered public accounting firm	Filed together with this Form 20-F 2020.
23.2	Consent of independent registered public accounting firm	Filed together with this Form 20-F 2020.

Exhibit No.	Description	Method of filing
EX-101.INS	XBRL Instance Document	Incorporated by reference to the Registrant’s report furnished to the SEC on Form 6-K on March 12, 2021 as exhibit 99.1(a).
EX-101.SCH	XBRL Taxonomy Extension Schema Document	Incorporated by reference to the Registrant’s report furnished to the SEC on Form 6-K on March 12, 2021 as exhibit 99.1(a).
EX-101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	Incorporated by reference to the Registrant’s report furnished to the SEC on Form 6-K on March 12, 2021 as exhibit 99.1(a).
EX-101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	Incorporated by reference to the Registrant’s report furnished to the SEC on Form 6-K on March 12, 2021 as exhibit 99.1(a).
EX-101.IAB	XBRL Taxonomy Extension Labels Linkbase Document	Incorporated by reference to the Registrant’s report furnished to the SEC on Form 6-K on March 12, 2021 as exhibit 99.1(a).
EX-101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	Incorporated by reference to the Registrant’s report furnished to the SEC on Form 6-K on March 12, 2021 as exhibit 99.1(a).

†
Portions of this exhibit have been omitted pursuant to a request for confidential treatment by the Securities and Exchange Commission and the non-public information has been filed separately with the Securities and Exchange Commission.

#
References to the annual report

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Zealand Pharma A/S
Name:	Emmanuel Dulac	Name:	Matt Dallas
Title:	President and Chief Executive Officer	Title:	Senior Vice President and Chief Financial Officer
Denmark
Dated: March 18, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Zealand Pharma A/S
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Zealand Pharma A/S and subsidiaries (the Company) as of December 31, 2020, the related consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 18, 2021 expressed an unqualified opinion thereon.
Adoption of IFRS 16
As discussed in Note 15 to the consolidated financial statements, the Company changed its method of accounting for leases as at January 1, 2019 due to the adoption of IFRS 16 Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valeritas business combination and bargain purchase gain
Description of the Matter
As disclosed in Note 29 to the consolidated financial statements, on April 2, 2020, Zealand Pharma A/S acquired substantially all the medical technology business from Valeritas Holding, Inc. a U.S. based commercial-stage company. The consideration transferred was DKK 167.7 million. The acquisition, which was accounted for as a business combination, resulted in a bargain purchase gain of DKK 36.7 million.
The Company has accounted for the Valeritas business combination by applying the acquisition method of accounting, including the recognition and measurement of the identified assets acquired and liabilities assumed at the acquisition-date fair values and the recognition of the gain from the bargain purchase.
Purchase price allocation is complex and bargain purchases are uncommon in nature. Auditing this matter required the involvement of valuation specialists due to the highly judgmental nature of the initial and reassessed fair value assumptions. These fair value assumptions included prospective financial information relating to revenue and gross margin growth and operating expense assumptions used in the fair value measurement process of intangible assets in the form of the V-Go technology and physician network and relationships. These assumptions have a significant effect on the bargain purchase.

How We Addressed the Matter in Our Audit
We obtained an understanding of the processes for accounting for business combinations and evaluated the design and tested the operating effectiveness of controls relating to the measurement and valuation of the identified assets acquired and liabilities assumed. For example, we tested controls over management’s use of external valuation specialists, management’s review of the purchase price allocation, management’s reassessment of the purchase price allocation, the revenue and gross margin growth and operating expense assumptions and related prospective financial information.
To test the purchase price allocation, our audit procedures included, among others, evaluating the methodology used, the significant prospective financial information used in the initial fair value assumptions and reassessed fair value assumptions of the V-Go technology and physician network and relationships, and the underlying data used by the Company. We compared the assumptions used by management to historical trends and market participant expectations. For example, we evaluated management’s methodology for determining revenue and gross margin growth and operating expense assumptions compared to relevant publicly available market data, including market participant expectations, and methodology for reassessment of the purchase price allocation. We involved valuation specialists to assist with our procedures.
To evaluate the fair value of acquired intangible assets, we compared the initial fair value assumptions and reassessed fair value assumptions applied with publicly available market data and assessed any entity-specific adjustments that were applied. We also tested the completeness and accuracy of the underlying data, including the market data provided by management’s external valuation specialists.

Accounting for rebates and discounts related to the Company’s sales in the United States
Description of the Matter
As disclosed in Note 2 to the consolidated financial statements revenue from products sold by the Company in the United States (U.S.) is impacted by estimates related to managed care rebates, medicare part D rebates, and co-pay card redemption.
The estimates for managed care rebates, medicare part D rebates, and co-pay card redemption and related provisions are recognised as a reduction to gross sales in the period in which the underlying sales are recognised. As of December 31, 2020, the provisions for sales discounts and rebates amounts to DKK 36.4 million, as disclosed in Note 25 in the consolidated financial statements.
Auditing managed care rebates and medicare part D rebates, and co-pay card redemption and related provisions is complex due to the judgmental nature of management’s estimates,

which involves multiple assumptions, as not all conditions are known at the time of sale. For both managed care rebates and the medicare part D rebates, the key assumptions relate to the rebate percentages by each pharmacy as determined in each pharmacy’s contract with the Company and forecasted number of prescriptions that will be filled by each pharmacy (referred to as payor mix). For co-pay card redemptions, the key assumptions relate to expected settlement rates for sales units remaining in the channel that have yet to be presented under co-pay terms. These assumptions are made based on historical actuals, which are used to estimate forecasted trends, including payor mix and settlement rates, which are used to estimate the expected settlement of managed care rebates and medicare part D rebates, and co-pay card redemption, and the specific terms in the individual agreements.
How We Addressed the Matter in Our Audit	We obtained management’s calculation of provisions for managed care rebates, medicare part D rebates, and co-pay card redemptions and assessed the assumptions applied by management and compared them to applicable commercial policies, historical experience and the specific terms in the individual agreements. We further examined subsequent settlement obligations to assess completeness and accuracy of the recorded provisions. We performed an independent assessment on the key assumptions of the provisions as of December 31, 2020, including the payor mix and expected settlement rates, and compared these to the actual provisions recognised. In addition, we have assessed the adequacy of the Company’s disclosures on rebates and discounts related to the matter described above.
/s/ EY Godkendt Revisionspartnerselskab
We have served as the Company’s auditor since 2020
Copenhagen, Denmark
March 18, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Zealand Pharma A/S
Opinion on Internal Control Over Financial Reporting
We have audited Zealand Pharma A/S’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Zealand Pharma A/S (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the activities acquired from Valeritas Holdings, Inc., which is included in the 2020 consolidated financial statements of the Company. The activities acquired represented 11.5% of the Company’s total assets as of December 31, 2020 and 45.6% of the Company’s revenue for the year ended December 31, 2020. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the activities acquired from Valeritas Holdings, Inc.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of Zealand Pharma A/S and subsidiaries (the Company) as of December 31, 2020, the related consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated March 18, 2021 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ EY Godkendt Revisionspartnerselskab
Copenhagen, Denmark
March 18, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Zealand Pharma A/S
Opinion on the Financial Statements
We have audited the consolidated statements of financial position of Zealand Pharma A/S and subsidiaries (the “Company”) as of December 31, 2019, the related consolidated income statement and consolidated statements of comprehensive income (loss), changes in equity and cash flow for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”) included by reference. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Restatement of 2018 financial statements
As discussed in Note 1 to the financial statements, the 2018 financial statements have been restated to correct a misstatement in relation to warrant expenses.
Change in Accounting Principle
As discussed in Note 1 to the financial statements, effective January 1, 2019, the Company adopted IFRS 16 Leases, using the modified retrospective approach.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Deloitte
Statsautoriseret Revisionspartnerselskab
CVR no: 33963556
Sumit Sudan
Kåre Valtersdorf

State Authorized
State Authorized

Public Accountant
Public Accountant

Copenhagen, Denmark
March 18, 2020
We began serving as the Company’s auditor in 2014. In 2020, we became the predecessor auditor.