Form 20-F/A
period 2020-12-31
Zealand Pharma A/S
filed 2021-03-19
CIK 1674988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
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

EXPLANATORY NOTE
This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2020, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2021 (the “Form 20-F”). The purpose of this Form 20-F/A is to amend the Form 20-F to update Exhibit 12.1 dated 17 March 2021 with one correctly dated 18 March 2021; update Exhibit 12.2 dated 17 March 2021 with one correctly dated 18 March 2021, update Exhibit 13.1 dated 17 March 2021 with one correctly dated 18 March 2021, update Exhibit 13.2 dated 17 March 2021 with one correctly dated 18 March 2021, update Exhibit 23.1 dated 17 March 2021 with one correctly dated 18 March 2021, update Exhibit 23.2 dated 17 March 2021 with one correctly dated 18 March 2021 and update Exhibit 16.1 dated 17 March 2021 with one correctly dated 18 March 2021.

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