Form 20-F/A
period 2020-12-31
Zealand Pharma A/S
filed 2021-03-26
CIK 1674988

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

EXPLANATORY NOTE
This Amendment No. 2 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2020, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 18, 2021 (the “Form 20-F”). The purpose of this Form 20-F/A is to amend the Form 20-F to update page 85 containing the prior year audit opinion dated March 18, 2020 with one correctly dated March 13, 2020.

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
March 13, 2020
We began serving as the Company’s auditor in 2014. In 2020, we became the predecessor auditor.