Form 20-F
period 2021-12-31
Zealand Pharma A/S
filed 2022-03-25
CIK 1674988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

Tel: +45 88 77 36 00

Fax: +45 88 77 38 98

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, DKK	ZEAL	The Nasdaq Global Select Market
1 nominal value per shareOrdinary shares, DKK
1 nominal value per share*		The Nasdaq Global Select Market*

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

43,634,142 Ordinary Shares

519,232 American Depositary Shares

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

Pursuant to Rule 12b-23 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we incorporate information for certain items of this Annual Report on Form 20-F by reference to certain pages of the Zealand Pharma A/S statutory Annual Report 2021 (the “Annual Report 2021”) included as Exhibit 99.1(a) to Form 6-K furnished to the SEC on March 22, 2022 and statutory Annual Report 2020 (the “Annual Report 2020”) included as Exhibit 99.1(a) to Form 6-K furnished to the SEC on March 13, 2021 and Annual Report 2019 (the “Annual Report 2019”) included as Exhibit 99.1(a) to Form 6-K furnished to the SEC on March 12, 2020. Therefore, the information in this Annual Report on Form 20-F should be read in conjunction with Annual Report 2021, Annual Report 2020 and the Annual Report 2019.

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

These forward-looking statements include, but are not limited to, statements about:

•	our projections regarding the potential market size and the size of the patient populations for our product candidates, if approved, for commercial use;
•	our expectations regarding the potential advantages or benefits of our product candidates over existing therapies;
•	our development plans with respect to our product candidates;
•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;
•	the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs;
•	our ability to recruit and obtain consent from subjects for our clinical trials and for those subjects to stay in the trial for the duration of the study;
•	the timing or likelihood of regulatory filings and approvals for our product candidates;
•	the implementation of our business model and strategic plans for our business, product candidates and technology;
•	the success of our license collaborations and the success of our partners in advancing those candidates to market, if approved;
•

uncertainties on the sales or sales potential of our products on the market, uncertainty with regard to re reimbursement of these products by payors, or our ability to supply them to the market on a timely basis;

•

continued uncertainties with respect to the COVID-19 global pandemic and the speed at which lockdowns that are in force in different countries will be lifted or the degree to which markets my impose or reimpose restrictions to contain or reduce the effect of the pandemic in certain areas;

•

estimates of our expenses, future revenue, capital requirements, our ability to comply with our operating covenants under our debt facility with Oberland Capital, our needs for additional financing and our ability to obtain additional capital.

With reference to our Annual Report 2021 and Annual Report 2020, examples of forward-looking statements can be found under the headings ‘2022 Outlook and Objectives’ in our Annual Report 2021 and ‘2021 Outlook and Objectives’ in our Annual Report 2020, and elsewhere.

The forward-looking statements contained or incorporated by reference herein involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements.

You should understand that many important factors, in addition to those discussed or incorporated by reference herein, could cause our results to differ materially from those expressed in the forward-looking statements. Potential factors that could affect our results include, in addition to others not described in this report, those described under “Item 3-Key Information—D. Risk Factors.” These are factors that we think could cause our actual results to differ materially from expected results.

Forward looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports on Form 6-K filed with the U.S. Securities and Exchange Commission (the “SEC”). Please also see the cautionary discussion of risks and uncertainties under “Item 3—Key Information—D. Risk Factors”. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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

Unless otherwise indicated, information contained in this Annual Report on Form 20-F concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications, research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3—Key Information—D. Risk Factors”. These, and other factors, could cause our future performance to differ materially from our assumptions and estimates. See “Forward-Looking Statements” above.

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

PART I

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 KEY INFORMATION

A.	RESERVED

B.CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.RISK FACTORS

Our business faces significant risks. You should carefully consider all of the information set forth in this annual report and in our other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which we face and which are faced by our industry. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this annual report and our other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Summary Risk Factors

We have incurred net losses in recent periods and may continue to do so.

Our arrangement with Oberland Capital contains operating covenants which we may  breach, and which may lead to a default event.

The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we or our collaboration partners are ultimately unable to obtain regulatory approval for our internal or out-licensed product candidates, our business could be substantially harmed.

For certain marketed products, product candidates and clinical development programs, we depend on collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell our product candidates. If such collaboration partners fail to perform as expected, or abandon the collaboration, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.

We will need to raise additional funding, which may not be available on acceptable terms, or at all, and failure to obtain this capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

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

We rely completely on third parties to manufacture our preclinical, clinical and commercial drug supplies and we intend to rely on third parties to produce commercial supplies of our other approved product candidates, if any.

We face substantial competition from companies with considerably more resources and experience than we have, which may result in others discovering, developing, receiving approval for or commercializing products before or more successfully than us.

Our future success depends on our ability to retain our management team and key employees.

Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate for our product candidates or future product candidates.

The current uncertainty surrounding the military action in the Ukraine may cause further market instability and reduction in investor confidence and industries like ours that may be perceived as high risk for investors.

Risks Related to Our Business

We have incurred net losses in recent periods and may continue to do so.

We recognized net losses of DKK 1,018,1 million, DKK 846.7 million and DKK 571.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. Our ongoing source of revenue is limited to the product revenue generated from sales of the V-Go wearable insulin delivery device, the recently approved ZEGALOGUE (dasiglucagon) injection product in the US market, and certain development milestone payments under our other existing collaborations with partners. Our losses have primarily been the result of our internal and external expenditures for conducting research, preclinical studies clinical trials in respect of our internal product portfolio, pre-commercialization efforts for our late-stage clinical pipeline, as well as commercial support for V-Go and ZEGALOGUE (dasiglucagon). Our ability to generate revenue from our internal product portfolio depends on our ability, or the ability of our partners where those products have been licensed to them, to successfully develop and commercialize our product candidates, and to obtain the regulatory and marketing approvals necessary to commercialize one or more of our product candidates. Similarly, our ability to generate profits in the future depend on our ability in the US organization to penetrate and commercialize our products in the US market at proper price points and tight cost control in the organization.

Our ability and our collaboration partners’ ability to generate future revenue from product sales or pursuant to milestone payments depend heavily on many factors, including, but not limited to:

•	completing research activities and preclinical and clinical development of our out-licensed and internal product candidates;
•	on our own, or together with our strategic collaboration partners, obtaining regulatory approvals for our product candidates;
•	negotiating favorable terms of and entering further collaboration, licensing or other arrangements;
•	the ability of our collaboration partners to obtain the proper regulatory approval and then successfully commercialize or our ability to commercialize or co-promote our product candidates;
•	obtaining market access and market acceptance of our products and product candidates, if approved, on the timelines that we expect;
•	obtaining sales of our products in markets where there are established competing products or therapies;
•	maintaining or growing sales of our products or our collaboration partners’ products if competitive products enter the market that offer advantages over our or our collaboration partners’ products;
•	identifying, assessing, acquiring, in-licensing or developing new product candidates that we are successfully able to develop and then commercialize ourselves or via collaboration partners;

•

maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, and our ability to develop, manufacture and commercialize our product candidates and products without infringing the intellectual property rights of others;

•	the ability of our US sales force to market and sell the V-Go and ZEGALOGUE (dasiglucagon) products and to use its skills to market and sell any future product launches; and
•	attracting, hiring, and retaining qualified personnel.

In cases where we, or our collaboration partners, are successful in obtaining regulatory approvals to market one or more of our product candidates, our revenue will be dependent, in part, upon the size of the markets in the territories for which regulatory approval is granted, the price or prices at which we or our collaboration partners are able to sell such products and our ability to again acceptance for or get paid or reimbursed for such products. If the number of individuals suitable for our product candidates is not as significant as we estimate, the indications approved by regulatory authorities are narrower than we expect, or the population eligible for treatment is narrowed by competition, physician choice or other reasons, we may not generate significant revenue from the sale of such products, even if approved. If the level of revenue generated from sales of one or more of our products or product candidates or pursuant to license or milestone payments is lower than our or the market’s expectations, our business, financial position, results of operations and future growth prospects could experience a material adverse effect.

We expect our expenses to continue to increase and that we will continue to incur losses as we further develop our internal product portfolio. We anticipate that our expenses and losses will increase substantially if and as we:

•	continue the preclinical and clinical development of our internal product candidates;
•	expand or review the scope of or otherwise decide to repeat or materially modify our current clinical trials for our internal product candidates;
•	begin new clinical trials for our internal product candidates;
•	develop our commercial capabilities and infrastructure for our internal product candidates that have not yet been placed on the market;
•	seek regulatory and marketing approvals for any internal product candidates that successfully complete clinical trials;
•

utilize and expand our sales, marketing and distribution infrastructure for our commercial programs for V-Go and ZEGALOGUE (dasiglucagon) and any of our other product candidates that receive regulatory and marketing approvals in order to increase their commercial reach and commercial lives covered if we choose to do so;

•	increase pre-commercialization efforts for product candidates for which we may obtain marketing approval and for which we have not entered into a commercialization collaboration with a third party;
•	seek to identify and validate additional product candidates;
•	acquire or in-license product candidates and technologies;
•	maintain, protect and expand our intellectual property portfolio or defend any third-party action that relate to internal candidate for protection;
•	attract new and retain existing skilled personnel; and
•	create additional infrastructure to support our operations.

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

Although we have obtained approval of ZEGALOGUE (dasiglucagon) injection for the treatment of severe hypoglycemia in patients with diabetes aged 6 years and above, we are subject to pervasive and continuous regulatory obligations with respect to the promotion, manufacture, distribution and post marketing surveillance of our approved product and of the V-GO medical device.

The manufacturing processes, labeling, packaging, distribution, post-approval monitoring and adverse event reporting, storage, import, export, advertising, promotion and recordkeeping of ZEGALOGUE and V-GO are subject to extensive and ongoing regulatory requirements. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a REMS plan after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. The manufacturing facilities we use to make a future product, if any, will also be subject to periodic review and inspection by the FDA and other regulatory agencies, including for continued compliance with cGMP requirements. The discovery of any new or previously unknown problems with our third-party manufacturers, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market.

Any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products. Although clinicians may prescribe products for off-label uses as the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products. If we promote our therapeutic candidates in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, we may be subject to enforcement action. If we or our existing or future collaborators, manufacturers or service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which we seek to market our therapeutics, we or they may be subject to, among other things, fines, warning or untitled letters, holds on clinical trials, delay of approval or refusal by the FDA or similar foreign regulatory bodies to approve pending applications or supplements to approved applications, suspension or withdrawal of regulatory approval, product recalls and seizures, administrative detention of products, refusal to permit the import or export of products, operating restrictions, injunction, civil penalties and criminal prosecution.

Subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market or voluntary or mandatory product recalls;
•	fines, warning or untitled letters or holds on clinical trials;
•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us or our strategic partners;
•	suspension or revocation of product license approvals;
•	product seizure or detention or refusal to permit the import or export of products; and
•	injunctions or the imposition of civil or criminal penalties.

The FDA policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our therapeutic candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Our arrangement with Oberland Capital contains operating covenants which we may breach and which may lead to a default event.

In December 2021, we entered into a seven-year $200 million debt facility with Oberland Capital, the proceeds of which are expected to be used for working capital and general corporate purposes. The arrangement with Oberland Capital provided for an upfront payment of $100 million in the form of a secured note, which funds were received on December 31, 2021. The interest rate for the secured note is 6.0% plus LIBOR or 0.25%, whichever is greater, and Oberland Capital is further entitled to a share of our revenue on products that we sell during a specified time period. In connection with the debt facility, we granted Oberland Capital a security interest in certain of our assets, including certain intellectual property that we own.

We are subject to operating covenants in connection with the secured note, including a requirement that we maintain cash balances in the amount of at least $100 million until we meet certain revenue targets, or the liquidity covenant. As of December 31, 2021, we anticipated that our then-current cash position and budgeted cash requirements would provide a positive cash balance until April 2023, but that we would breach the liquidity covenant and have a working capital deficit beginning in September 2022 without additional financing and/or cost reductions. If we default under the debt facility, including by breaching the liquidity covenant, Oberland Capital may accelerate all of our repayment obligations. At such time, we may not have enough available cash or be able to raise additional funds on satisfactory terms, if at all, through equity or debt financings to repay our indebtedness at the time any such repayment is required. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous or additional covenants, which could further restrict our business operations. There is no assurance that if we are required to secure funding, we can do so on terms acceptable to us, or at all.

If we are unable to access funds to meet our obligations or to renegotiate the debt facility, Oberland Capital could take control of and may sell our pledged assets. In such an event, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant to  others’ rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. If our assets were liquidated, Oberland Capital’s right to repayment would be senior to the rights of our shareholders to receive any proceeds from the liquidation. Any declaration by Oberland Capital of an event of default could significantly harm our financial condition, operating results, business, and prospects and cause the price of our ordinary shares and ADSs to decline.

The regulatory approval processes of the FDA, the EMA and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we or our collaboration partners are ultimately unable to obtain regulatory approval for our internal or out-licensed product candidates, our business could be substantially harmed.

The time required to obtain approval by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, and other comparable regulatory authorities is unpredictable, but could take many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and varies among jurisdictions. Other than the medical device authorisation that we have for V-go, we have obtained regulatory approval in the United States for only one medicinal product for which we retain full development, commercialization and marketing control, and it is possible that none of our other existing product candidates or any product candidates that we may seek to develop in the future will ever obtain regulatory approval.

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
•

the FDA, the EMA or other comparable regulatory authorities may require restrictions on the label for the product, may restrict the patient population that the product can be offered to or may restrict the shelf life or other storage or transportation conditions in a way that means it is less attractive to patients.

•

the FDA, the EMA or other comparable regulatory authorities may fail to approve the manufacturing processes or facilities of any third-party manufacturers with which we may contract for clinical and commercial supplies or such processes or facilities may not pass a preapproval inspection; and

•

the approval policies or regulations of the FDA, the EMA or other comparable regulatory authorities may change or differ significantly from one another in a manner rendering our clinical data insufficient for approval.

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

For certain marketed products, product candidates and clinical development programs, we depend on collaboration partners to develop and conduct clinical trials with, obtain regulatory approvals for, and market and sell our product candidates. If such collaboration partners fail to perform as expected, or abandon the collaboration, the potential for us to generate future revenue from such product candidates would be significantly reduced and our business would be significantly harmed.

For certain marketed products, product candidates and clinical development programs, we do, and may in the future continue to, rely on our collaboration partners to develop, conduct clinical trials of, and commercialize our product candidates and approved products. We have existing collaborations with Alexion Pharmaceuticals, Inc., or Alexion, Beta Bionics Inc., or Beta Bionics, Deka Research & Development Corporation and Boehringer Ingelheim GmbH. We may also enter into collaboration agreements with other parties in the future relating to product candidates in exchange for milestone payments and royalties on sales of the product candidate by them.

Ultimately, if such out-licensed product candidates are advanced through clinical trials and receive marketing approval from the EMA, the FDA, or similar regulatory authorities, certain of our collaboration partners will be responsible for commercialization of these out-licensed products. The potential for us to obtain future development milestone payments and, ultimately, generate revenue from royalties on sales of such out-licensed products depends on the successful development, regulatory approval, marketing and commercialization by our collaboration partners. If our collaboration partners do not perform in the manner we expect, fail to fulfill their responsibilities in a timely manner or at all, if the FDA, EMA or other similar regulatory authorities decline to grant a marketing authorization to them, or provide them with a restricted authorization, if our agreements with them terminate, they abandon the collaboration or if the quality or accuracy of the clinical data they obtain is compromised, the clinical development, regulatory approval and commercialization efforts related to our out-licensed product candidates could be delayed or terminated, and it could become necessary for us to assume the responsibility at our own expense, or seek new partners on reduced commercial terms, for the clinical development of such product candidates. In that event, if we are able to continue development we may be likely be required to limit the size and scope of efforts for the development and commercialization of such product candidate; we would likely be required to seek additional financing to fund further development or identify alternative strategic collaboration partners; our potential to generate future revenue from royalties and milestone payments from such product candidates would be significantly reduced or delayed; and it could have a material adverse effect on our business, financial position, results of operations and future growth prospects.

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

•

collaboration partners may infringe the intellectual property rights of third parties, which may result in costly and time-consuming litigation or arbitration in which we may be involved, as a party or in support of our collaboration partners;

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

We have assigned our right to receive royalty revenue from the sales of Adlyxin/Lyxumia and/or Soliqua 100/33/ Suliqua, and except for certain development milestone payments under this license agreement and our other existing collaborations, we have no reliable ongoing source of revenue from our collaborations.

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

In September 2018 we, together with two of our wholly-owned subsidiaries, entered into a purchase and sale agreement, or the Royalty Pharma Agreement, with Royalty Pharma Investments ICAV, or Royalty Pharma, to sell and transfer our and our subsidiaries’ respective rights to receive royalties and $85.0 million of potential commercial milestones in respect of global net sales of Soliqua 100/33/ Suliqua and Lyxumia/Adlyxin from and after July 1, 2018, payable under the Sanofi License Agreement in consideration for an upfront one-time payment of $205.0 million. As part of the Royalty Pharma Agreement, we and our subsidiaries remained eligible to receive payments from Sanofi of up to $15.0 million in milestone payments related to sales of lixisenatide. We received the first of these payments, in the amount of $5.0 million, in June 2021. The second of these payments, in the amount of up to $10.0 million, may become due in June 2022. However, we cannot be certain with regards to the timing of this payment, as it is dependent on factors that are outside of our control.

With the transfer to Royalty Pharma of all the royalties that we were due to earn under the Sanofi License Agreement, we are no longer receiving royalty payments under any of our collaboration agreements. Our other existing collaboration agreements do provide for development milestone payments to us, but achievement of any such milestones cannot be predicted with certainty. We currently have revenue from the sale of V-Go and ZEGALOGUE (dasiglucagon), but we are also reliant on our cash on hand and potential capital raising efforts to fund the development of our internal pipeline of product candidates and service our debt.

We will need to raise additional funding, which may not be available on acceptable terms, or at all, and failure to obtain this capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We are currently advancing most of our internal product candidates through clinical development and are conducting preclinical studies with respect to other programs. Developing product candidates is expensive, lengthy and risky, and we expect our research and development, or R&D, expenses to increase in connection with our ongoing activities, particularly as we seek to advance our internal product candidates toward commercialization or expand our pipeline with additional early-stage development candidates.

In addition, our ability to make scheduled payments of the interest on, or to refinance our indebtedness, including the secured note with Oberland Capital, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. As of December 31, 2021, our cash, cash equivalents and marketable securities were DKK 1,428 million. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations until April 2023; however, some of this cash cannot be used to fund our operations under the terms of the liquidity covenant pursuant to our arrangement with Oberland Capital. With the liquidity covenant restrictions, our cash and cash equivalents may last only until September 2022. Our executive management team and board of directors are working to extend our cash runway, subject to the restrictions contained in the agreement between us and Oberland Capital, by means of new additional funding, either through issuance of shares or debt instruments, establishment of royalty arrangements, divestments, expense management activities or a combination of these alternatives. On this basis, we currently believe it is probable that sufficient resources will be obtained prior to the end of September 2022 that will enable us to continue our activities as planned well into 2023. Any of these activities and additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs and our ordinary shares to decline. The sale of additional equity or convertible securities could be dilutive to our shareholders. The incurrence of indebtedness would result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants that are in addition to the covenants under the arrangement with Oberland Capital. These operating restrictions could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaboration partners or at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or internal product candidates or otherwise agree to terms unfavorable to us. If we are unable to obtain funding on a timely basis or at all, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs, the commercialization of any internal product candidate, be unable to expand our operations, have to reduce or divest some of our operations or otherwise capitalize on our business opportunities, as desired, which could impair our prospects.

We may not be successful in our efforts to use cash flows from our approved out-licensed products to expand our novel, internal target discovery platform to build a pipeline of product candidates.

A key element of our strategy is to use some of our cash flows from our portfolio of approved, out-licensed drug products to build a pipeline of novel internal product candidates and progress these product candidates through clinical development for the treatment of a variety of diseases. Although our R&D efforts to date have resulted in the development of out-licensed product candidates directed at various diseases, we may not be able to develop additional internal product candidates. We do not have any approved products under our other ongoing collaborations with Alexion (now part of Astra Zeneca), Beta Bionics, Boehringer Ingelheim and Deka Research and Development, and other than milestone payments that may become due under our ongoing collaborations with Alexion and Boehringer Ingelheim upon the achievement of certain clinical milestones, we are not currently entitled to any royalty or other payments thereunder which could be used to help progress our internal pipeline of product candidates through clinical development.

Our current internal product candidates are in late stages of clinical development and will require further clinical development and testing, and eventually regulatory approval, prior to commercialization. Even if we are successful in continuing to develop our out-licensed pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that mean they are unlikely to receive marketing approval and achieve market acceptance. If we do not continue to successfully develop our out-licensed product candidates and if these out-licensed product candidates are not successfully commercialized by our collaboration partners, we will face difficulty in funding our internal pipeline of product candidates and in generally obtaining revenue in future periods, which could result in significant harm to our financial position and adversely affect the price of the ADSs and our ordinary shares.

Risks Related to Our Products and Product Candidates

We are dependent on the clinical success of our internal product candidates, including glepaglutide and dasiglucagon.

We are dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize our internal product candidates, including glepaglutide, amylin and other products that are still in early development. Our internal product candidates will require additional R&D clinical development, management of clinical and manufacturing activities, regulatory approval possibly in multiple jurisdictions (if regulatory approval can be obtained at all), securing sources of commercial manufacturing supply, building of, or partnering with, a commercial organization, substantial investment and significant marketing efforts before any revenue can be generated from product sales. We are not permitted to market or promote any of our product candidates in any jurisdiction before we receive regulatory approval from the FDA, the EMA or any other comparable regulatory authority in that jurisdiction, and we may not receive such regulatory approval for any of our current product candidates in any particular jurisdiction or at all. We cannot be sure that our clinical trials for glepaglutide or our other dasiglucagon programs will be completed in a timely manner, or at all, or that we will be able to obtain approval from the FDA, EMA or any other comparable regulatory authority for any of our product candidates. We cannot be certain that we will advance any other product candidates that are part of our early non-clinical pipeline into clinical trials. If any of our advanced product candidates, such as glepaglutide, or any future product candidate is not approved and commercialized in any particular jurisdiction, we may not be able to generate any royalties or product revenue, as the case may be, for that product candidate at all or in such jurisdiction. Moreover, any delay or setback in the development of any product candidate could materially adversely affect our business and cause the price of the ADSs or our ordinary shares to fall.

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

Preclinical studies and clinical trials are long, expensive and unpredictable processes that can be subject to extensive delays. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all and delays to the recruitment of volunteers for those trials and those volunteers continued participation in those trials will affect their completion. It may take several years and require significant expenditures to complete the preclinical studies and clinical trials necessary to commercialize a product candidate, and delays or failure are inherently unpredictable and can occur at any stage. Interim results of clinical trials do not necessarily predict final results, and success in preclinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the pharmaceutical, biopharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials even after promising results in earlier trials, and we cannot be certain that we will not face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. Changing the design of a clinical trial can be expensive and time consuming. An unfavorable outcome in one or more trials would be a major setback for our product candidates and for us. An unfavorable outcome in one or more trials may require us to delay, reduce the scope of or eliminate one or more product development programs, which could have a material adverse effect on our business, financial position, results of operations and future growth prospects. An unfavorable or unclear outcome in any one of the clinical trials may require us to re-run the trial or redesign the trial at additional expense and delay. In addition, even if the trials’ final results are deemed a success, they may not be accepted by the relevant regulatory authorities during the application for a marketing authorization.

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

Two of our late-stage clinical programs have been designated as orphan products: glepaglutide, which is intended for the treatment of short bowel syndrome, and dasiglucagon, which is intended for, inter alia, the treatment of chronic hyperinsulinism as an additional indication to the current approval as a treatment for severe hypoglycemia in patients with diabetes aged six years and older. Products that are developed for the treatment of orphan diseases receive additional assistance, faster processing and reduced application fees from regulatory authorities like the FDA, EMA or comparable authorities in other countries. In addition to these benefits, orphan indications may also receive additional exclusivity protections that are not awarded to non-orphan drugs and enable orphan drugs to be awarded additional market exclusivity. If we are unable to obtain orphan exclusivity protection for glepaglutide, for dasiglucagon for the treatment of chronic hyperinsulinism or our other products, that may be otherwise eligible for such protection, we may be unable to prevent other companies from producing very similar products in the same therapeutic area or even generic versions.

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

We rely completely on third parties to manufacture our preclinical, clinical and commercial drug supplies and we intend to rely on third parties to produce commercial supplies of our other approved product candidates, if any.

We must arrange for production and supply of products (whether these be active ingredient, finished product, packaging material or associated devices) that are still in their development stage as well as products that are already on the market like V-Go and ZEGALOGUE (dasiglucagon). We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our preclinical or clinical drug supplies or commercial products and we lack the resources and the capability to manufacture any of our products or product candidates on a clinical or commercial scale. Therefore, we are dependent on third party manufacturers and suppliers that are located in countries in the European Union and China. If, for any reason, we were to experience an unexpected loss or disruption in the supply of any product candidate, placebo or comparator drug used in our clinical trials, whether as a result of manufacturing, supply or storage issues or otherwise, we could experience delays, disruptions, suspensions or terminations of, or be required to restart or repeat, the impacted pending or ongoing clinical trials. The facilities used by our contract manufacturers or other third party manufacturers to manufacture our product candidates are subject to the FDA’s, the EMA’s and other comparable regulatory authorities’ preapproval inspections that will be conducted after we submit our NDA to the FDA or the required approval documents to any other relevant regulatory authority. Due to the ongoing impact of the COVID-19 global pandemic, regulatory authority inspectors may not be able to travel to conduct necessary inspections, which may prevent or delay the approval of our applications.

The majority of our products and product candidates are peptides and the production of such peptide therapeutics that meet all product specification and regulatory requirements is complex. Even slight deviations at any point in the production process may lead to a reduction in yield, production failures, product recalls and regulatory actions. In addition, because the production process involves the use of materials of a biologic and chemical nature, the process can be affected by contaminants that could impact the end product. These manufacturing challenges are coupled with the fact that we have limited experience manufacturing commercial quantities of certain of our products (so we or our third party manufacturers may have limited previous experience resolving any issues in connection with the manufacture of certain of our products and any issues may take significant time to remediate or we may be unable to solve any manufacturing problems).

We do not control the implementation of the manufacturing process of, and are completely dependent on, our contract manufacturers or other third party manufacturers for compliance with the regulatory requirements, known as current good manufacturing practices, or cGMPs, for manufacture of both active drug substances and finished drug products.

If our third-party manufacturers (including those involved in drug substance, drug product, and finished product) and other suppliers fail to meet the highly technical requirements/specifications of manufacturing our peptide products and product candidates and our strict quality and control specifications, we (or they) may be unable to manufacture or supply our products. We have little or no control over the ability of our contract manufacturers or other third-party manufacturers to maintain adequate quality control and quality assurance procedures and qualified personnel. If the FDA, the EMA or another comparable regulatory authority finds deficiencies at these facilities for the manufacture of our commercial products or product candidates or if it withdraws any approval because of deficiencies at these facilities in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved.

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

The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. For instance, our ZEGALOGUE presentation with Dasiglugacon for the treatment of severe hypoglycemia for patients aged six years and above competes with products such as Gvoke produced by Xeris Inc. (which is a form of glucagon, for the treatment of severe hypoglyceamia in pediatric and adult patients with diabetes ages 2 and above), or Baqsimi produced by Eli Lilly & Co (a nasally administered version of glucagon for the treatment of severe hypoglyceamia in pediatric and adult patients with diabetes aged 4 years and above). We have competitors in each of the disease fields in which we compete, many of which have substantially greater name recognition, commercial infrastructure and financial, technical and personnel resources than we have, such as Insulet, Animas and Medingo. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with larger and established companies. Significant competitive factors in our industry include product efficacy and safety, quality and breadth of an organization’s technology, skill of an organization’s employees and its ability to recruit and retain key employees, timing and scope of regulatory approvals, government reimbursement rates for, and the average selling price of, products, the availability of raw materials and qualified manufacturing capacity, manufacturing costs, intellectual property and patent rights and their protection and sales and marketing capabilities. While we believe that our product and product candidate platform, development expertise and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. There can be no assurance that our competitors will not deploy their superior resources to damage our and our drug candidates’ prospects. Given the intense competition in our industry, we cannot assure you that any of the products that we successfully develop will be clinically superior or scientifically preferable to products developed or introduced by our competitors.

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

In addition, many of our competitors have significantly greater financial resources and expertise in R&D, manufacturing, conducting preclinical studies and clinical trials, obtaining regulatory approvals and marketing drugs. Partnership arrangements with large established companies or mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of competitors. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

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

We are highly dependent on the management, development, clinical, financial and business development expertise of our management team and employees. Recruiting and retaining qualified scientific, clinical and support personnel will also be critical to our future success. The loss of the services of any of the members of our management team or employees could impede the achievement of our development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing any of the members of our management team or employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval for and commercialize drugs. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate the members of our management team or key employees on acceptable terms given the competition among numerous pharmaceutical, biopharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. If we are unable to continue to attract and retain high quality management and employees, our ability to pursue our growth strategy will be limited.

Our internal computer systems, or those of our collaboration partners or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our product development programs.

Our internal computer systems and those of our current and any future collaboration partners and other contractors or consultants are vulnerable to damage from cyber security breaches, malware attacks, ransomware attacks or other such computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we do not believe that we have experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of clinical trial data for our product candidates from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications or other data or applications relating to our technology or product candidates, or inappropriate disclosure of confidential or proprietary information, we could incur liabilities, our competitive position could be harmed, and the further development and commercialization of our product candidates could be delayed.

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

Additionally, as a global company, we are subject to the Foreign Corrupt Practices Act, or the FCPA, or other similar legislative provisions in other countries which generally prohibits companies and their intermediaries from making or offering improper payments to non-U.S. officials for the purpose of obtaining or retaining business. The FCPA generally also requires companies listed on a U.S. stock exchange to maintain a system of adequate internal accounting controls and to make and keep books, records and accounts that accurately and fairly reflect transactions and dispositions of assets. Because of the predominance of government-sponsored health care systems around the world, many of our commercial relationships outside of the United States are with governmental entities, and personnel of such entities may be considered non-U.S. officials for purposes of the FCPA. Violations of the FCPA and other applicable anti-bribery laws are punishable by criminal fines and imprisonment, civil penalties, disgorgement of profits, injunctions, debarment from government contracts as well as other remedial measures. We have adopted a written code of business conduct and other policies and procedures to assist us and our personnel in complying with the FCPA and other applicable anti-bribery laws prior to completion of the offering. However, our personnel and others acting on our behalf could take actions that violate these requirements.

If we were to experience any of the foregoing events, it could adversely affect our reputation, business, financial condition and results of operations.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner or prevent fraud, which may adversely affect our business, investor confidence in our company and the market price of our ordinary shares and ADSs.

In our Annual Report on Form 20-F for the year ended December 31, 2019, we reported material weaknesses in internal control related to lack of sufficient competencies related to IFRS and SEC reporting knowledge for the purposes of timely and reliable financial reporting. As of December 31, 2021, our testing of both the design and operating effectiveness of these controls was completed, and we have concluded that the material weaknesses existing at December 31, 2019 and prior have been remediated and this assessment includes the parent company and the US subsidiaries. Except for the remediation of IFRS and SEC reporting knowledge and related COSO material weaknesses and changes described, there were no changes during the year-ended December 31, 2021 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Completion of remediation does not provide assurance that our remediation or other controls will continue to operate properly. If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.

Risks Related to Our Intellectual Property

Our ability to compete may decline if we or our collaboration partners are unable to or do not adequately protect intellectual property rights or if our intellectual property rights are inadequate for our product candidates or future product candidates.

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
•

our, or our collaboration partners, applications for patents may be declined by the patent offices or may be granted with limited scope or in fewer countries than we or our collaboration partners would prefer;

•	our or our collaboration partners’ disclosures in patent applications may not be sufficient to meet the statutory requirements for patentability;
•

any or all of our or our collaboration partners’ pending patent applications may not result in issued patents or may not result in issued patents in all territories where we or our collaboration partners may wish to market products;

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

In administrative and court actions, grounds for a patent validity challenge may include alleged failures to meet any of several statutory requirements, including lack of novelty, obviousness (lack of inventive step) and in some cases, lack of sufficiently teaching, or non-enablement of, the claimed invention. Grounds for unenforceability assertions include allegations that someone connected with prosecution of the patent withheld relevant information from the Examiner during prosecution in the USPTO or made a misleading statement during prosecution in the USPTO, the EPO or elsewhere. Third parties may also raise similar claims before administrative bodies in the USPTO or the EPO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to validity, for example, we cannot be certain that there is no invalidating prior art, of which we or the patent examiner were unaware during prosecution. Further, we cannot be certain that all of the potentially relevant art relating to our patents and patent applications has been cited in every patent office. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful and have a material adverse effect on the success of our business.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims on a country-by-country basis, which can be expensive, unpredictable, time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving one or more of our patents could limit our ability to assert those patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the market price of the ADSs and ordinary shares. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation, any award of damages or loss of profit and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Claims that our product candidates or their uses infringe the intellectual property rights of third parties could result in costly litigation, and unfavorable outcomes could require us to pay damages or royalties and could limit our R&D activities or our ability to commercialize certain products.

Even if we have or obtain patents covering our product candidates, compositions or uses, we may still be barred from making, using, importing or selling our product candidates or technologies because of the intellectual property rights of others. Others have filed, and in the future may file, patent applications covering compositions or products and uses that are similar or identical to ours. There are many issued U.S., European and other worldwide patents relating to therapeutic drugs, and some of these relate to compounds we intend to commercialize. Numerous worldwide patents and pending patent applications owned by others exist in the metabolic disease, gastrointestinal disease and cardiovascular disease field and cover other product candidates that we are developing. To the extent that we identify any potential issue with third party patents that may affect our product candidates, we ensure that we have a strategy to deal with such third party patents, either by ensuring that we believe that such patents are invalid, not infringed or that we commercialize our products upon expiry of such patents. Such strategies can include seeking a judicial or administrative revocation of such patents, ensuring that we are in a position to defend a claim for infringement, or seeking a license where that is appropriate. We cannot guarantee that our products, compositions and their uses do not or will not infringe third party patent or other intellectual property rights. Because patent applications can take 18 months to publish and many years to issue, there may be currently pending applications with patent claims unknown to us or which will change over time and may later result in issued patents that purportedly cover our product candidates or compositions and uses. These patent applications may have been filed earlier than or have priority over patent applications filed by us. We may be required to develop or obtain alternative technologies, review product design or, in the case of claims concerning registered trademarks, rename our product candidates.

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

The patent positions of biopharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compounds, compositions and related patent claims. The standards of the USPTO, the EPO and other international patent offices are evolving and could change in the future. Consequently, we cannot predict the issuance and scope of patents with certainty. Patents, if issued, may be challenged, invalidated or circumvented. European patents and patents in certain other jurisdictions are subject to third party opposition proceedings. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review and/or inter partes review in the USPTO. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability and our patents or pending patent applications may be challenged in the courts or patent offices in the United States, Europe and elsewhere worldwide. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found. For example, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned and licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. If such prior art exists, it may be used to invalidate a patent, or may prevent a patent from issuing from a pending patent application. For example, such patent filings may be subject to a third-party pre-issuance submission of prior art to the USPTO, EPO or to other patent offices around the world. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights may be uncertain.

Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or may not effectively prevent others from commercializing competitive technologies and products. For example, such patent filings may be subject to a third-party pre-issuance submission of prior art to the USPTO, the EPO or to other patent offices around the world. Alternately or additionally, we may become involved in post-grant review procedures, oppositions, derivations, proceedings, reexaminations, inter partes review post grant proceedings or interference proceedings, in the United States or elsewhere, challenging patents or patent applications in which we have rights, including patents on which we rely to protect our business. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. European patents or patents in other jurisdictions may be subject also to administrative opposition or comparable proceedings in corresponding worldwide patent offices, which could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such interference, reexamination, post-grant review, inter partes review and opposition proceedings may be time consuming and costly. Also, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates may expire before or shortly after such candidates are commercialized. Accordingly, rights under any issued patents may not provide us with sufficient protection against competitive products or processes.

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

If we are unable to protect the confidentiality of our trade secrets and know-how or the trade secrets and know-how that is entrusted to us, our business and competitive position would be harmed.

In addition to seeking patent protection for our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaboration partners, consultants, advisors, university and/or institutional researchers and other third parties. We similarly enter into such non-disclosure and confidentiality agreements with third parties to access their trade secrets or know-how when we collaborate with them or when we are involved in an assessment of their technology. We also have entered or seek to enter into confidentiality and invention or patent assignment agreements with our employees, advisors and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Our trade secrets may also be obtained by third parties by other means, such as breaches of our physical or computer security systems. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to, or independently developed by, a competitor, our competitive position would be harmed.

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

In addition, the laws of some countries do not protect intellectual property rights to the same extent as the federal and state laws in the United States and Europe. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for us to stop the infringement of our patents, if obtained, or the misappropriation of our other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time consuming process with uncertain outcomes and outcomes that are subject to unexpected change. For example, as a result of the February 2022 invasion of Ukraine by Russia, the Biden administration and other governments announced certain sanctions against Russia. These sanctions could adversely affect our ability to renew certain patent rights or applications for patent rights, and such similar registered rights, that we have in Russia.

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

Governments may grant, and third parties may seek compulsory licenses to our, or our partners, intellectual property or our, or our partners, intellectual property may be forcibly appropriated under government sanctions

Governments may grant third parties’ access to our, or our collaboration partners, via compulsory licenses that enable them to access or use our intellectual property on terms that are not favorable to us which may, in turn, reduce or prevent our ability to receive revenue in territories where the governments take that step. In addition, governments may use their inherent powers to appropriate our intellectual property and either seek to use it themselves or provide it on reduced terms to another party. Such a step would likely mean a total loss of the ability to receive royalties in those territories or may make those territories unattractive or unfeasible for commercial sales for us or for our collaboration partners. In addition to these possibilities if there are sanctions in place against the government of a territory, we or our partners, may not be able to pay for the renewal of our registered intellectual property in those territories and so such patents or patent applications may lapse due to non-renewal. In this event we, or our collaboration partners, may be forced or may choose not to enter that territory and therefore our ability to receive revenue will be reduced or prevented.

Third parties may assert that our employees or consultants or we have wrongfully used or disclosed confidential information or misappropriated trade secrets or claim ownership of what we regard as our own intellectual property.

We employ individuals who were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

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

Sales of certain of our approved products, out-licensed products, and our product candidates, if and when approved for marketing, has and will depend, in part, on the extent to which our products will be covered by third party payors, such as government health care programs like Medicare and Medicaid, commercial insurance and managed healthcare organizations. These third-party payors play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third party payors will decide with respect to the coverage and reimbursement for our product candidates. The primary trend in the U.S. healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products and/or biosimilars. Adoption of price controls, cost containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results.

Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for medical products, drugs and services. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We cannot be sure that coverage will be available for our approved products and any product candidate that we commercialize and, if coverage is available, the level of reimbursement. Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining coverage and adequate reimbursement from a third-party payor does not guarantee that we will obtain similar coverage or reimbursement from another third-party payor. Reimbursement may impact the demand for, or the price of, our approved products and any other product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. Decreases in third party reimbursement for our product candidates or a decision by a third-party payor not to cover our products or product candidates or provide only limited reimbursement could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada, and other countries has and will continue to put pressure on the pricing and usage of our product candidates. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our approved products. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our approved products. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products.

We may face difficulties from changes to current regulations and future legislation.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

There have been executive, judicial and Congressional challenges to certain aspects of the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or collectively, the ACA. For example, on June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021 and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business. In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, including the Infrastructure Investment and Jobs Act, will stay in effect through 2031 unless additional Congressional action is taken. Further, COVID-19 relief legislation suspending the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the U.S. government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our out-licensed products and product candidates (if and when approved) and accordingly, our financial results.

Likewise, the annual Medicare Physician Fee Schedule update, which, until recently, was based on a target-setting formula system called the Sustainable Growth Rate, or SGR, was adjusted to reflect the comparison of actual expenditures to target expenditures. Because one of the factors for calculating the SGR was linked to the growth in the U.S. gross domestic product, or GDP, the SGR formula often resulted in a negative payment update when growth in Medicare beneficiaries’ use of services exceeded GDP growth. Congress repeatedly intervened to delay the implementation of negative SGR payment updates. However, the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, ended the use of the statutory formula and established a quality payment program, also referred to as the Quality Payment Program. The quality payment program has two tracks, one known as the merit-based incentive payment system for providers in the fee-for service Medicare program, and the advanced alternative payment model for providers in specific care models, such as accountable care organizations. In November 2019, the Centers for Medicare & Medicaid Services, or CMS, issued a final rule finalizing the changes to the Quality Payment Program. At this time, it is unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program.

There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration used several means to propose or implement drug pricing reform, including through federal budget proposals, executive orders and policy initiatives. For example, on July 24, 2020 and September 13, 2020, President Trump announced several executive orders related to prescription drug pricing that attempt to implement several of the Administration’s proposals. The FDA concurrently released a final rule and guidance in September 2020 implementing a portion of the importation executive order providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a new safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinded the Most Favored Nation Model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. No legislation or administrative actions have been finalized to implement these principles. In addition, Congress is considering drug pricing as part of other reform initiatives. We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our product candidates or additional pricing pressures.

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
•

federal civil and criminal false claims laws, including the civil False Claims Act, and the Civil Monetary Penalties Law, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which impose certain requirements on covered entities and their business associates and subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•

the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and ACA that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMS, payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;

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

We are exposed to the risk of employee fraud or other misconduct and the fraud and misconduct of our collaboration partners. Misconduct by our employees or our collaboration partners could include intentional failures to:

●	comply with legal requirements or the requirements of the FDA, the EMA, the CMS and other comparable regulatory authorities;
●	provide accurate information to applicable government authorities;
●	comply with fraud and abuse and other healthcare laws and regulations in the United States, or similar laws in Denmark and elsewhere;
●	comply with the FCPA and other applicable anti-bribery laws;
●	report financial information or data accurately; or
●	disclose unauthorized activities to us.

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

The United Kingdom’s withdrawal from the EU could result in increased regulatory and legal complexity, which may make it more difficult for us to do business in the United Kingdom  and the rest of Europe and impose additional challenges in securing regulatory approval of our product candidates in the United Kingdom and the rest of Europe.

The United Kingdom is a major market for pharmaceutical products. Following the result of a referendum in 2016, the United Kingdom left the EU on January 31, 2020, commonly referred to as “Brexit”. Pursuant to the formal withdrawal arrangements agreed between the United Kingdom and the EU, the United Kingdom was subject to a transition period until December 31, 2020, or the Transition Period, during which EU rules continued to apply. Negotiations between the United Kingdom and the EU resulted in a bi-lateral treaty referred to as the Agreement on the withdrawal of the United Kingdom of Great Briton and Northern Island from the European Union and the European Atomic Energy Community was signed on 24 January 2020 referred to as the “Brexit Withdrawal Agreement”. The effect of Brexit on trade between the EU and the United Kingdom may be not known for some time and may continue to create uncertainty. Further, there may continue to be considerable uncertainty resulting from a lack of precedent and the complexity of the United Kingdom and EU’s intertwined legal regimes as to how Brexit  will impact the life sciences industry in Europe, including our company and our ongoing or future clinical trials. Given these unprecedented changes and others we may not anticipate, as well as the absence of comparable precedent, it is unclear what business, financial, regulatory, and legal implications Brexit will have and how such withdrawal will affect us, and the full extent to which our business could be adversely affected.

In addition, as a result of Brexit, the EMA, formerly situated in London, relocated to Amsterdam. As a result of this change and the withdrawal of United Kingdom representation from the EMA, there may be delays and uncertainty in the regulatory approval process which could create delays in the EMA issuing regulatory approvals for our product candidates and, accordingly, have a material adverse effect on our business, financial condition, results of operations or prospects.

We are subject to risks associated with the current interest rate environment and uncertainty or changes in interest rates will affect the cost of our debt facility with Oberland Capital.

Our debt facility with Oberland uses the London Interbank Offered Rate (“LIBOR”) as a benchmark for establishing the interest rate. In July 2017, the Financial Conduct Authority (the “FCA”) announced its intent to stop compelling banks to submit rates for the calculation of LIBOR after 2021. Regulators across the world have proposed and/or endorsed alternative reference rates to use as the alternative to the applicable Interbank Offered Rate (“IBOR”) subject to that regulator’s supervision for use in derivatives and other financial contracts indexed to the applicable IBOR. These reforms and other pressures may cause LIBOR to disappear entirely or to perform differently than in the past. Market participants are currently working on industry wide and company-specific transition plans as it relates to derivatives and cash markets exposed to LIBOR. In March 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (a) immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings, and the one-week and two-month U.S. dollar setting and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. In addition, in early March 2022, the U.S. Federal Reserve raised its interest rate for the first time in several years. The interest rate for our secured note with Oberland is set at 6.0% plus LIBOR or 0.25%, whichever is greater. In the event that LIBOR cannot be determined, the interest rate for the secured note will be adjusted by reference to the U.S. prime rate as quoted by the Wall Street Journal, which often adjusts in tandem with the U.S. federal reserve rate. An increase in the interest payable under our secured note could have a material adverse effect on our business, financial condition, results of operations or prospects, including as a result of any changes in the cost of our debt, disputes and other actions regarding the interpretation of current and prospective loan documentation or modifications to processes and systems.

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

Based on our analysis of our income, assets, activities and market capitalization, we do not believe we were a PFIC for our taxable year ended December 31, 2021. We have not yet made any determination as to our expected PFIC status for the current year and, accordingly, any such expectation would be subject to change based on, among other factors, our use of cash, the source and nature of our income, and the price of our ordinary shares or ADSs. No assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. In addition, for our current and future taxable years, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Under the income test, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2021, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

If a U.S. Holder is treated as owning (directly, indirectly or constructively through the application of attribution rules) at least 10% of the value or voting power of our ordinary shares, including ordinary shares represented by ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). Because our group includes at least one U.S. subsidiary (Zealand Pharma U.S., Inc.), certain of our non-U.S. subsidiaries may be treated as controlled foreign corporations (regardless of whether Zealand Pharma A/S is treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries, if any, are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations. Further, we cannot provide any assurances that we will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations discussed above. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. U.S. Holders should consult their tax advisors regarding the potential application of these rules to their investment in the ADSs.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, the U.S. Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements, our treatment of the Oberland Capital LLC agreement, the relief’s that we claim or transfer pricing policies that we have, including amounts paid with respect to our intellectual property development. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable.

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

In recent years, tax authorities around the world have increased their scrutiny of company tax filings, and have become more rigid in exercising any discretion they may have. As part of this, the Organization for Economic Co-operation and Development, or OECD, has proposed a number of tax law changes under its Base Erosion and Profit Shifting, Action Plans to address issues of transparency, coherence and substance.

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

ITEM 4 INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY

We were founded in 1998 in Denmark as a Danish limited liability company. We are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. We intend to be a leader in specialty medicines for metabolic and gastrointestinal diseases and other specialty disease areas with significant unmet medical needs.

Our current pipeline of internally developed product candidates is concentrated on potential treatments for specialty gastrointestinal and metabolic diseases where we believe that the present standard of care is inadequate. In addition, we are looking to focus our efforts on drug candidates that may qualify for orphan/rare disease status.

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

Important events

Sanofi License Agreement and Royalty Pharma Agreement

Since 2003 we have had a license collaboration with Sanofi, or the Sanofi License Agreement, in the diabetes field pertaining to the development and commercialization of lixisenatide, both as a standalone therapy and as a combination therapy. Pursuant to the Sanofi License Agreement, we were entitled to receive certain royalties and commercial milestones in respect of global net-sales of Soliqua 100/33/ Suliqua and Lyxumia/Adlyxin. In September 2018 we, together with two of our wholly-owned subsidiaries, entered into a purchase and sale agreement with Royalty Pharma, or the Royalty Pharma Agreement, pursuant to which we sold and transferred our and our subsidiaries’ respective rights to receive royalties and $85.0 million of potential commercial milestones in respect of global net sales of Soliqua 100/33/ Suliqua and Lyxumia/Adlyxin from and after July 1, 2018. In September 2018 we received DKK 1,310.2 million, or $205.0 million, upon closing of the transactions contemplated by the Royalty Pharma Agreement. The net gain from the transaction amounted to DKK 1,098.9 million, or $170.6 million. As part of the Royalty Pharma Agreement, we and our subsidiaries remained eligible to receive payments from Sanofi of up to $15.0 million in milestone payments related to sales of lixisenatide. The first of these payments, in an amount of $5.0 million, was received in the second quarter of 2021, and the second of these payments, in an amount of up to $10.0 million, may become due in June 2022. However, we cannot be certain with regards to the timing and final amount of this payment, as both are dependent on factors that are outside of our control.

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

Boehringer Ingelheim Agreements

On June 15, 2011, we signed a collaboration agreement Boehringer Ingelheim GmbH with respect to a research and collaboration for the development of GLP-1/glucagon dual agonists, or the GDDA Agreement. In June 2021, the FDA granted Fast Track Designation to the GLP-1/glucagon dual agonist BI 456906 that is a product candidate in development under this program for the treatment of non-alcoholic steatohepatitis, or NASH, in adults. This agreement could result in milestone payments of Euro 365.0 million and royalties on global sales of any product that is authorized from this collaboration. The royalties are structured according to the commercial success of the product, and the agreed royalty rates, depending on sales, are between 1% and 15% of net sales.

On July 28, 2012, we signed a collaboration agreement with Boehringer Ingelheim GmbH with respect to a research and collaboration for the development of islet amyloid polypeptide analogues, or the IAPP Agreement. This agreement was terminated by mutual agreement between the parties on February 1, 2021 and all the assets under this agreement have been returned to us. We are currently developing one of the assets that was subject to the IAPP Agreement. Alexion Collaboration

On March 20, 2019, we announced a collaboration with Alexion to discover and develop novel peptide therapies for complement-mediated diseases. The collaboration agreement provides Alexion with exclusive worldwide licenses for one preclinical target, with an option for up to three additional targets, in the complement pathway. We received an upfront payment of $25.0 million and an equity investment of $15.0 million (pursuant to Alexion’s subscription for 802,859 of our ordinary shares), with potential for additional milestone-dependent and royalty payments.

For the lead target, the agreement provides the potential for development-related milestones of up to $115.0 million, as well as up to $495.0 million in sales-related milestones and the potential for royalties of between 5% and 20% that are dependent on certain annual sales levels being reached. Each of the three subsequent targets can be selected for an option fee of $15.0 million and has the potential for additional development-related milestones and sales-related milestones and royalty payments at a reduced price to the lead target.

Pursuant to the collaboration agreement, we placed the relevant intellectual property to be developed under the collaboration in our wholly owned subsidiary, ZP SPV 3 K/S, and pledged our shares in that subsidiary and an intermediate wholly owned subsidiary to Alexion Pharma International Operation Unlimited Company, or Alexion Pharma. Alexion Pharma is required to consent to any transfer of our shares in these subsidiaries and Alexion Pharma also has a right to acquire such shares under certain conditions.

Encycle Acquisition

On October 22, 2019, we announced the acquisition of Encycle Therapeutics, Inc., or Encycle. The acquisition is centered on a pre-clinical lead asset that complements Zealand’s focus on developing next-generation peptide therapeutics for gastrointestinal diseases. We are no longer actively pursuing any product candidates acquired in this transaction and this subsidiary was closed in December 2021.

Valeritas Acquisition

On April 2, 2020, we acquired substantially all of the assets of Valeritas Holdings, Inc. (Nasdaq: VLRX), or Valeritas, for a total cash consideration of $23 million and the assumption of certain liabilities related to the ongoing business (including up to approximately $13.3 million related to open purchase orders, license payments and cure costs relating to prepetition contracts that will be assumed by Valeritas under the U.S. Bankruptcy Code upon exiting Chapter 11 proceedings), pursuant to the terms of the “stalking horse” asset purchase agreement entered into with Valeritas.

The Valeritas assets included all medical technology business related tangible and intangible assets, including but not limited to the V-Go wearable insulin delivery device and a US-based dedicated sales force and research and development infrastructure in Massachusetts.

Deka Research, Development and Supply Agreements for the Deka pump

On 5 November 2021 we entered into a research & development agreement with DEKA Research & Development Corp. and DEKA Products Limited Partnership (“DEKA”) for the development of a pump that can be used with dasiglucagon for the treatment of CHI (Congenital Hyperinsulisum) in pediatric patients. The DEKA pump will be adapted so that dasiglucagon can be administered to pediatric patients for the treatment of CHI. The consideration for the development of the pump is set out in the research and development agreement and is based on a formula that is composed of reimbursement of material costs and a time cost element for labor and overheads incurred by DEKA during development. Together with this agreement we entered into a parallel agreement with an affiliate of DEKA, Millyard Advanced Medical Products LLC, on the same date for the production and supply of the pump developed under the research agreement with DEKA. Under the terms of these agreements, Zealand will reimburse manufacturing costs to supply pumps for commercial sale and will pay single-digit royalties on net product sales of the pump and net sales of dasiglucagon for use with the system.

Oberland Capital LLC Note Purchase Agreement

December 14, 2021, we entered into a Note Purchase Agreement with Zoolander SA LLC as agent for Oberland Capital LLC, or the Note Purchase Agreement, pursuant to which we obtained a $200 million debt facility, the proceeds of which are expected to be used for working capital and general corporate purposes. The arrangement with Oberland Capital LLC, or Oberland Capital, provided for an upfront payment of $100 million in exchange for a seven-year interest-only secured note. We are eligible receive an additional $50 million prior to December 31, 2023, if we receive FDA marketing authorization of glepaglutide for the treatment of short bowel syndrome and subject to certain other conditions. We can also request an additional $50 million to acquire products or companies, which funds will be available at Oberland Capital’s discretion on terms to be agreed. The interest rate for the secured note is 6.0% plus LIBOR or 0.25%, whichever is greater, and Oberland Capital is further entitled to a single digit royalty that is between 1 and 5% of net sales as defined in the agreement for a period of time beginning on January 1, 2023 and ending on the maturity date, which percentage is subject to increase in the event we purchase additional secured notes under the facility. As collateral for the secured note, we granted Oberland Capital a floating charge collateral with all assets which can be collateralized including, where appropriate, shares in subsidiaries including certain intellectual property that we own.

We are subject to affirmative operating covenants under the Note Purchase Agreement, including requirements that we (i) maintain cash balances in the amount of at least $100 million until we meet certain revenue targets, or the liquidity covenant, (ii) maintain our properties and insurance, (iii) timely file all tax returns and (iv) provide certain detailed information to Oberland Capital. The Note Purchase Agreement governing the secured note further restricts our ability to, among other things, (i) sell assets or dispose of certain material assets, (ii) merge, consolidate or sell all or substantially all assets, (iii) incur indebtedness other than certain forms of permitted debt, (iv) pay dividends or make other payments or distributions on share capital, other than certain permitted distributions or (v) enter into certain transactions with affiliates. Events of default under the Note Purchase Agreement include, among others, the failure to make payments of principal or interest when due and a breach of certain representations, warranties, and operating covenants, including the liquidity covenant. If we default under the Note Purchase Agreement, Oberland Capital may accelerate all of our repayment obligations. If we are unable to access funds to meet our obligations under the Note Purchase Agreement or to renegotiate the debt facility, Oberland Capital could take control of and may sell our pledged assets.

Reference is also made to ‘Note 25 – Borrowings on pages 84-85 in our Annual Report 2021.

Capital expenditure

Capital expenditures primarily relate to building improvements and purchase of lab equipment at our headquarters in Søborg, Denmark. All capital expenditures are expected to be financed internally through cash on hand.

Reference is also made to “Consolidated statements of cash flow” on page 50 in our Annual Report 2021.

Public takeover offers in respect of the Company’s shares

No such offers occurred during 2021 or 2022 to date.

B.BUSINESS OVERVIEW

We are a biotechnology company focused on the discovery, design and development of innovative peptide-based medicines. Our current pipeline of internally developed product candidates is concentrated on specialty gastrointestinal and metabolic diseases where we believe that the present standard of care is inadequate. In addition, we are looking to focus our efforts on drug candidates that may qualify for orphan/rare disease status. We have the following programs in late clinical development:

●	ZEGALOGUE (dasiglucagon) single use syringe or autoinjector for severe hypoglycemia. ZEGALOGUE (dasiglucagon) injection was approved by the U.S. FDA on March 22, 2021 for the treatment of severe hypoglycemia in people with diabetes aged 6 and over. Severe hypoglycemia is an acute, life-threatening condition resulting from a critical drop in blood glucose levels associated primarily with insulin therapy. People require assistance from another person to treat severe hypoglycemia, but studies have suggested that up to 85% of trained caregivers fail to give the full dose of glucagon when using currently marketed glucagon kits in a simulated emergency situation, due to complexity of use. ZEGALOGUE (dasiglucagon) single use syringe or autoinjector offers diabetes patients and their families a fast treatment solution for severe hypoglycemia that is easier to use than currently marketed glucagon kits and offer a different mode of administration than the recently approved nasally administered glucagon powder Baqsimi. ZEGALOGUE (dasiglucagon) is the first and only glucagon analogue for the treatment of severe hypoglycemia in patients with diabetes aged six and above.
●	V-Go wearable insulin delivery device. All people with type 1 diabetes and most people with severely affected type 2 diabetes must constantly monitor and adjust their blood glucose levels to remain in proper glycemic control, as both high and low blood glucose may affect their health, both in the short and long term. The V-Go is a simple, affordable, all-in-one basal-bolus insulin delivery device option for adult patients requiring insulin that is worn like a patch and can eliminate the need for taking multiple daily shots.

We have the following programs in late clinical development:

●	Glepaglutide, a long-acting GLP-2 analog in development for the treatment of short bowel syndrome, or SBS. Orphan drug designation has been granted in the U.S. We have published the results of a Phase 2 trial where glepaglutide was dosed for three weeks in 18 patients with SBS. The trial demonstrates significant positive effects on gastrointestinal absorption and other efficacy parameters with the two highest doses, whilst the lowest dose was non-effective. Based on the findings of this trial, the pivotal Phase 3 trial in 129 SBS patients was initiated in the fourth quarter of 2018 and patient enrollment was completed in 2021. Full results from the trial are expected in the third quarter of 2022. This study will evaluate the ability to reduce patient dependency on parenteral (intravenous) support when treated with glepaglutide over 26 weeks. We believe glepaglutide may have the potential to offer patients with SBS a convenient once-weekly treatment alternative.
●	Dasiglucagon dual-hormone artificial pancreas for automated diabetes management. In a non-exclusive collaboration with Beta Bionics, we are developing dasiglucagon for use in an artificial pancreas device containing both insulin and dasiglucagon. Breakthrough Device designation was received from the FDA in December 2019. Guided by an algorithm, this device is designed to maintain and control blood glucose levels with minimal patient intervention. We have already reported positive results from two Phase 2a trials during the second quarter of 2017, and top-line results from a small home-use Phase 2 trial in iLet™ gen 3.2 dual-hormone artificial pancreas system were announced in June 2019. Beta Bionics has begun test run screening for the iLet bihormonal pivotal Phase 3 trial, utilizing dasiglucagon and insulin, and is on track to commence a Phase 3 trial of patients by the end of 2022. Approximately 350 adults and 350 children with type 1 diabetes will be randomized into the Phase 3 trial. The primary outcome measure is superiority on HbA1c of the bihormonal iLet configuration using dasiglucagon over the insulin only iLet configuration at week 26. Overall, the program has been designed to demonstrate the clinical outcome of utilizing dasiglucagon in the bihormonal iLet versus an insulin-only iLet, while also comparing these results to intensified usual care.
●	Dasiglucagon for congenital hyperinsulinism. Congenital hyperinsulinism, or CHI, is an ultra-rare but devastating disease caused by inappropriately elevated insulin secretion irrespective of glucose levels. This leads to frequent and often severe hypoglycemia and long-term irreversible damage to health. In 2017, the FDA and the European

Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI. In early 2019, we initiated our first Phase 3 trial of dasiglucagon for the treatment of CHI in 32 pediatric patients (ages three months to 12 years). In December 2020, we reported the study results, which were that dasiglucagon on top of standard-of-care did not meet its primary endpoint of reducing the incidence of hypoglycemia compared with standard of care, or SOC. However, dasiglucagon treatment resulted in 40-50% reductions in all measures of hypoglycemia assessed by blinded continuous glucose monitoring (including number of events and time in hypoglycemia) compared to SOC treatment alone (all post-hoc p<0.05). These findings were seen both for hypoglycemia defined as glucose <70 mg/dL and glucose <54 mg/dL. Treatment with dasiglucagon was associated with higher rates of gastrointestinal symptoms and skin changes. Overall, dasiglucagon was assessed to be safe and well tolerated in the study. In May 2019, we enrolled all but one of the 32 children in a long-term Phase 3 extension study, from which we announced data in December 2020. This trial evaluated children from 3 months to 12 years old with more than three hypoglycemic events per week despite previous near-total pancreatectomy and/or maximum medical therapy. Dasiglucagon on top of standard of care (SOC) did not significantly reduce the rate of hypoglycemia compared to SOC alone when assessed by the primary endpoint, intermittent self-measured plasma glucose. However, hypoglycemia was reduced by 40–50% with dasiglucagon as compared to SOC alone when assessed by blinded continuous glucose monitoring. Dasiglucagon treatment was assessed to be well tolerated in the study and 31 out of 32 patients continued into the long-term extension study. In December 2019, we initiated a second Phase 3 trial with 12 pediatric patients (ages seven days to one year) with CHI. Results from this trial are expected in the first half of 2022 . We also signed a collaboration agreement with DEKA Research & Development Corp. to develop a continuous infusion pump to be used in combination with dasiglucagon for the treatment of CHI.
●	Dasiglucagon for post bariatric surgery hypoglycemia. In March 2020, we reported positive topline results from our Phase 2 dose-finding clinical proof-of-concept trial that explore the potential benefits of mini-doses of dasiglucagon in correcting serious hypoglycemic events following meal ingestions in some patients who have undergone bariatric surgery. Subjects were randomly assigned to be treated with two different subcutaneous administered doses of dasiglucagon (80 μg and 200 μg) and placebo (saline injection) after the meal. Results of the trial demonstrate that both dasiglucagon doses significantly reduced meal-induced hypoglycemia compared to placebo.

Our other internally developed product candidate programs include:

●	Dapiglutide (INN). This product candidate is a long-acting GLP-1R/GLP-2R dual agonist. The Phase 1a single-ascending dose, safety and tolerability trial investigating dapiglutide in healthy volunteers was completed in the third quarter of 2020 and dapiglutide was found to have an acceptable safety and tolerability profile. Results showed a plasma half-life allowing for once weekly dosing. Based on the results of the Phase 1a trial, Zealand initiated a Phase 1b (multiple ascending dose) safety and tolerability trial. In November 2021, Zealand announced that dapiglutide was assessed to be safe and well tolerated in the study. Dapiglutide displayed a linear dose-response for the pharmacokinetics parameters with a half-life of approximately 120 hours giving the possibility for once weekly dosing. For pharmacodynamics, a dose-response relationship was found for several biomarkers suggesting that clinically relevant exposures of dapiglutide were achieved in the study. Zealand will be exploring several potential indications in gastrointestinal and metabolic diseases where dapiglutide’s profile could provide new treatment options including Short Bowel Syndrome.
●	ZP 7570. This product candidate is a potential once-weekly GLP-1-/GLP-2 agonist for treatment of SBS in Phase 2 development.
●	ZP 6590 GIP Agonist. This program is in preclinical development as a potential treatment for obesity.
●	ZP 8396 Amylin Analog. This product candidate is being developed as a potential once-weekly treatment for obesity and type 2 diabetes. We have initiated patient dosing in a Phase 1 clinical trial with ZP8396 for potential treatment of obesity. The Phase 1, first-in-human, randomized, single ascending dose trial will assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of ZP8396 administered to healthy subjects. Preclinical data on ZP8396 was presented at The Obesity Society Annual Meeting, which showed anti-obesity effects of ZP8396 in in vivo models, with up to 20% weight loss when combined with GLP1 analogue semaglutide.
●	Additional Pre-clinical programs. We are also working on several additional preclinical programs that include an ion channel blocker and an α4β7 integrin inhibitor that may enter the clinic in the years to come.

We are engaged in joint development efforts under the following programs:

●	Boehringer Ingelheim. We have a clinical license collaboration with Boehringer Ingelheim targeting treatments for type 2 diabetes, obesity, and NASH. In June 2021, the FDA granted Fast Track Designation to the GLP-1/glucagon dual agonist BI 456906 in development under this program for the treatment of NASH in adults. The GLP-1/glucagon dual agonist activates two key gut hormone receptors simultaneously and may offer better blood sugar and weight-loss control than current single-hormone receptor agonist treatments. At Obesity Week in November 2021, Boehringer Ingelheim presented 16-week body weight data from the BI 456906 Phase 1b trial. Three parallel Phase 2 trials are ongoing. All subjects have been randomized in the first phase 2 trial which evaluates the dose-relationship of BI 456906 on HbA1c from baseline to 16 weeks relative to placebo in 410 people with diabetes. Secondary objectives are to assess the effect on change in body weight and an open-label comparator (semaglutide) will allow for comparison of the effects against a pure GLP-1R agonist. The second Phase 2 randomized double-blind placebo-controlled dose-finding trial will evaluate BI 456906 in people with obesity or who are overweight with a BMI 27 kg/m2 or higher without diabetes. Participants will receive a subcutaneous injection of either BI 456906 or placebo once a week for the duration of the trial. The primary endpoint of this trial is the percentage change in body weight at week 46 compared to placebo. The third Phase 2 randomized double-blind placebo-controlled dose-finding trial will evaluate BI 456906 in people with NASH and liver fibrosis (F2/F3) with and without diabetes. The primary endpoint of this trial is the histological improvement of steatohepatitis without worsening of fibrosis after 48 weeks of treatment. Participants will receive a weekly subcutaneous injection of either different doses of BI 456906 or placebo for the duration of the trial. Boehringer Ingelheim is funding all research, development and commercialization activities related to the treatment. Zealand Pharma is eligible to receive up to EUR 345 million in outstanding milestone payments, and high-single to low-double digit royalties on global sales.
●	Alexion. We have a pre-clinical license collaboration with Alexion that targets Complement C3, which has the potential to treat a broad range of complement mediated diseases. The complement system is part of the immune system that protects the body against, among other things, infection. This system can become dysregulated, which leads to certain auto-immune diseases. We and Alexion are pursuing certain peptide-based therapeutic candidates that may be able to treat some of these diseases. Zealand Pharma will lead the joint discovery and research efforts through the preclinical stage, and Alexion will lead development efforts beginning with IND filing and Phase 1 trials. We are looking to initiate a Phase 1 trial of the C3 inhibitor in 2022. For this lead target, Zealand Pharma is eligible to receive up to USD 610 million in development and sales milestone payments, plus royalties on global sales in the high single to low double digits. In addition, Alexion has the option to select up to three additional targets with Zealand Pharma eligible for USD 15 million upfront per target plus development/regulatory milestones for each target selected similar to the lead target with slightly reduced commercial milestones and royalties.

Our Product Pipeline

We operate within the global market for peptide-based medicines. All revenues are generated from milestones, royalty payments related to our license agreements and revenue from V-Go and Zegalogue that is on the market in the US. See Note 3 ‘Revenue’ to the consolidated financial statements on pages 57-60 in our Annual Report 2021 for disclosure of revenue by category. We do not sell products to specific geographic markets.

Overview of Short Bowel Syndrome (SBS)

SBS is a complex chronic and severe condition associated with reduced or complete loss of intestinal function. Many patients have to be connected to infusion lines and pumps every day, which significantly restricts their ability to engage in ordinary daily activities. In addition, these patients are at risk of experiencing a number of serious and life-threatening complications such as sepsis, blood clots, liver damage and renal impairment.

In 2012, the FDA approved teduglutide as a novel treatment for adult patients with SBS who are dependent on parenteral support. Teduglutide has a mean terminal half-life of approximately 1.3 hours in SBS patients and has to be administered daily via syringe, following reconstitution of the lyophilized power. In the first quarter of 2021 Tekeda reported sales of 18.1 billion Japanese Yen ($164 million US dollars) for Teduglutide (sold under the names Gattex or Revestive).

Glepaglutide for SBS

Like teduglutide, glepaglutide is a long-acting GLP-2 analogue with an effective half-life of approximately 50 hours with potential for once-weekly dosing via an auto-injector pen. In our pre-clinical studies, we observed that glepaglutide was effective in increasing intestinal weight and length. W completed a Phase 2 clinical proof-of-concept, dose-finding trial in 2017. Eighteen patients with SBS were enrolled in the trial and the data demonstrated that treatment with 1 mg and 10 mg glepaglutide reduced mean fecal output by 592 g/d (p=0.002) and 833 g/d (p=0.0002), respectively, and increased intestinal wet weight absorption. No changes were observed in the 0.1 mg dose group. Common adverse events included stoma complications, injection site reactions, peripheral edema, polyuria, nausea, and abdominal pain.

In October 2018, we initiated our pivotal EASE-SBS Phase 3 trial of glepaglutide in up to 108 patients with SBS at sites across the United States, Canada and Europe. The Phase 3 trial seeks to demonstrate efficacy and safety of once-and twice-weekly subcutaneous injections of 10 mg glepaglutide in SBS patients on parenteral support. The trial is placebo-controlled, randomized, parallel-group, double-blind, and with fixed dose injection. The primary objective is to evaluate the efficacy of glepaglutide in reducing parenteral support volume in SBS patients. The secondary objectives are to evaluate additional efficacy endpoints, as well as safety and tolerability. In December 2021, we completed patient enrollment in this trial. The trial sample size has been reduced to approximately 108 patients from the original sample size of 129 patients to mitigate expected recruitment challenges caused by the renewed COVID outbreak. The trial will have 95% power (versus the original 98%) to detect a treatment effect on the primary endpoint. However, because of the extent of patient roll-over into long-term extension trials and prolonged follow-up caused by COVID disruptions, the cumulative exposure to glepaglutide at the time of the potential new drug application (“NDA”) submission will be larger than originally anticipated at the End of Phase 2 meeting with the FDA. Full results from the trial are expected in the third quarter of 2022.

In August 2021, we initiated a Phase 3b trial assessing glepaglutide in patients with SBS. This long-term follow-on study will monitor the safety of ongoing glepaglutide treatment in patients with SBS as well as its long-term effects on intestinal absorption and nutritional status. Initial data from this trial are not expected for several years and we do not expect to submit this data in connection with any potential NDA for glepaglutide.

Bi-hormone artificial pancreas for automated diabetes management

Despite availability of modern insulins and improved insulin pump systems and glucose sensors, management of type 1 diabetes remains a significant patient burden and independent third party data suggest that only 20% to 30% of patients in the United States are below the glucose targets recommended by the American Diabetes Association. Maintaining tight glycemic control with infusion or injection with insulin is difficult due to delays in uptake and constant changes in insulin requirements. Therefore, several academic researchers and a few device companies are working on glucose-sensor guided dual-hormone pumps that injects insulin when glucose is high and glucagon with glucose is low. These devices hold the potential to remove the burden of maintaining tight glucose control from patients and their families.

Dasiglucagon for bi-hormone artificial pancreas for automated diabetes management

Dasiglucagon is being developed in a 1ml pre-filled cartridge for use in dual-hormone artificial pancreas device systems, with insulin being the other hormone. In 2017, we reported positive results from two Phase 2a trials. Data from these Phase 2a trials and additional toxicology studies that we have conducted provided the foundation for further clinical development of dasiglucagon for use in the iLet artificial pancreas device. Guided by an algorithm, this device is designed to maintain and control blood glucose levels with minimal patient intervention. We have a non-exclusive collaboration with the developer of the iLet, Beta Bionics. In December 2019, the iLet received Breakthrough Device designation from the FDA.

We and Beta Bionics are in discussion with the FDA and expect to initiate the pivotal Phase 3 trial the second half of 2022.

Congenital hyperinsulinism

CHI is an ultra-rare but devastating disease caused by inappropriately elevated insulin secretion irrespective of glucose levels. This leads to frequent and often severe hypoglycemia and long-term irreversible damage to health.

Dasiglucagon for congenital hyperinsulinism

In 2017, the FDA and the European Commission both granted orphan drug designation to dasiglucagon for the treatment of CHI. In January 2018, the FDA issued a safe-to-proceed letter, and the first Phase 3 trial with 32 pediatric patients (ages three months to 12 years) with CHI started in the first quarter of 2019. In May 2019, we enrolled all but one of the 32 children in a long-term Phase 3 extension study, from which we announced data in December 2020. This trial evaluated children from 3 months to 12 years old with more than three hypoglycemic events per week despite previous near-total pancreatectomy and/or maximum medical therapy. Dasiglucagon on top of standard of care (SOC) did not significantly reduce the rate of hypoglycemia compared to SOC alone when assessed by the primary endpoint, intermittent self-measured plasma glucose. However, hypoglycemia was reduced by 40–50% with dasiglucagon as compared to SOC alone when assessed by blinded continuous glucose monitoring. Dasiglucagon treatment was assessed to be well tolerated in the study and 31 out of 32 patients continued into the long-term extension study. In December 2019, we initiated a second Phase 3 trial with 12 pediatric patients (ages seven days to one year) with CHI and we completed patient enrollment in this trial in early 2022. Top line results from the second Phase 3 trial are expected in the second quarter of 2022, and if the trial is positive we plan to file for marketing approval with the FDA based on data from both Phase 3 trials and an ongoing long-term extension safety trial.

Post gastric bypass hypoglycemia

Certain patients who undergo surgery for gastric bypass experience hypoglycemia events (post gastric bypass hypoglycemia, or PGBH) beginning approximately six months after surgery and following a meal. Although it is rare, severe PGBH can be life threatening with reports of associated seizure, syncope and motor vehicle accidents. The mechanisms underlying PGBH are not completely understood but may include inappropriate secretion of insulin and gut hormones, increased beta cell response to oral stimuli, increased glucose effectiveness, dysfunction of counter-regulatory hormones such as glucagon, and rapid post-weight loss improvement in insulin sensitivity.

Dasiglucagon for post bariatric surgery hypoglycemia

In October 2019, we initiated a Phase 2 dose-finding clinical proof of concept trial to explore potential benefit of mini-doses of dasiglucagon in correcting serious hypoglycemic events following meal ingestions in some patients who have undergone bariatric surgery. Subjects were randomly assigned to be treated with two different subcutaneous administered doses of dasiglucagon (80 μg and 200 μg) and placebo (saline injection) after the meal. In March 2020, we reported positive topline results from the trial that demonstrated both dasiglucagon doses significantly reduced meal-induced hypoglycemia compared to placebo.

Recent Developments

Reference is also made to the section “Zealand Pharma’s First Independent Launch” on page 12 and “Zealand Pharma’s R&D Platform and Pipeline” on pages 15-19 of our Annual Report 2021.

Update regarding COVID-19

Zealand Pharma continues to monitor the COVID-19 pandemic and take precautions to keep our employees, patients, business and clinical partners safe. This is an ongoing exercise in monitoring the effects of the pandemic on all of our key stakeholders and responding appropriately. We maintain compliance with guidance from applicable government and health authorities as appropriate. We have adapted the way we work to support our community’s efforts to reduce the transmission of COVID-19 and protect our employees, while continuing to provide patient care and maintain business continuity.

Zealand Pharma has taken measures to secure its discovery activities, which remain ongoing, while work in laboratories and offices has been organized to reduce the risk of COVID-19 transmission. The impact of COVID-19 on our research activities has thus far been minimal. Employees who can work from home have been doing so, while those needing to work in laboratory facilities are divided into shifts to reduce the number of people gathered at one time. Business travel has been minimized and online and video conference technology is used to meet virtually rather than in person. We have continued our clinical trials while working with authorities, investigators, trial sites and contract research organizations to minimize site visits and ensure optimal trial follow-up. In late April, Zealand Pharma in Denmark commenced a gradual return to office program, which currently allows up to 60% occupancy, consistent with local health authority guidelines and practice including frequent testing, sanitizing, and other protective measures.

COVID-19 restrictions have not affected our Phase 3-program for dasiglucagon in CHI and we expect topline data from the second Phase 3 trial in the second quarter of 2022. We currently do not anticipate changes to the timelines for the bi-hormonal artificial pancreas pump Phase 3 program. The pandemic has had a negative impact on the speed of patient recruitment for our EASE-SBS Phase 3 trial of glepaglutide, and we have adjusted the size of the trial from an original 129 patients to 108 patients to compensate for the delay. As a result of this adjustment, the trial will have 95% power (versus the original 98%) to detect a treatment effect on the primary endpoint. However, because of the extent of patient roll-over into long-term extension trials and prolonged follow-up caused by COVID disruptions, the cumulative exposure to glepaglutide at the time of the potential NDA submission will be larger than originally anticipated at the End of Phase 2 meeting with the FDA. Full results from the trial are expected in the third quarter of 2022.

Our research and in particular our development programs may be impacted if the pandemic continues to put increased pressure on hospital systems, slow recruitment of patients into the trials or cause lockdowns that affect our clinical trial sites if key external medical resources are diverted elsewhere.

Direct engagement with health care providers and patients has been reduced and transformed by leveraging virtual meetings, training, and support. Our commercial team is focused on supporting the businesses for the V-Go wearable insulin delivery device and ZEGALOGUE (dasiglucagon) while ensuring a continued high level of service and support for existing patients.

Litigation

On December 18, 2020 Amyndas Pharmaceuticals S.A. and Amyndas Pharmaceuticals LLC (together “Amyndas”) filed a complaint in the U.S. District Court for the District of Massachusetts, which named Alexion Pharmaceuticals, Inc., Zealand Pharma A/S and Zealand Pharma U.S., Inc. as defendants. The complaint alleges claims against the Zealand Pharma A/S (and its U.S. subsidiary) and its collaboration partner Alexion related to Zealand Pharma A/S’s collaboration with Alexion on C3 peptide-based assets. The complaint alleges federal and state law claims, including claims for breach of confidentiality agreements, trade secret misappropriation and unfair competition. The complaint seeks an unspecified amount of damages plus interest and injunctive relief. On June 8, 2021 the District Court dismissed the proceedings against Zealand Pharma U.S., Inc. for failure to state a claim, and dismissed the claims against Zealand Pharma A/S on the ground that the matter should be heard in the courts of Denmark. On July 6, 2021 Amyndas moved the District Court to reconsider its dismissal of the claims against Zealand Pharma A/S (and its U.S. subsidiary), and in the alternative for leave to amend its complaint against Zealand Pharma A/S (and its U.S. subsidiary). On August 27, 2021 the District Court denied Amyndas’s motion for reconsideration and motion for leave to amend. On September 27, 2021, Amyndas filed an appeal of this decision to the First Circuit Court of Appeals and the appeals court has set a schedule for briefing of this hearing.

On January 10, 2021 Amyndas Pharmaceuticals LLC and Amyndas Pharmaceuticals S.A (Amyndas) commenced legal action in Denmark before the courts of Denmark against Zealand Pharma A/S and ZP SPV 3 A/S for breach of a disclosure agreement between Amyndas and Zealand Pharma A/S dated April 20, 2105 and a mutual disclosure agreement dated 26 August 26, 2016 between Amyndas and Zealand Pharma A/S. Zealand is due to file its defense to these proceedings and intends to defend against the claims.

On January 23, 2020 Protagonist Therapeutics filed a demand for arbitration with the International Court of Arbitration of the International Chamber of Commerce seeking a declaration that it has no past, present or future milestone or royalty payment obligations with respect to the compound it is advancing, PTG-300, alleging that the compound is not within the set of compounds to which such payment obligations apply. On August 4, 2021 the parties reached a mutually acceptable settlement of the proceedings, and Protagonist paid $2.5 million as the first payment under the settlement agreement.

Segment information

Zealand Pharma A/S and its subsidiaries, or the Group, is managed by a corporate management team reporting to the Chief Executive Officer. The corporate management team, including the Chief Executive Officer, represents the chief operating decision maker. No separate business areas or separate business units have been identified in connection with product candidates or geographical markets. As a consequence of this, no segment reporting is made concerning business areas or geographical areas.

Seasonality

Although the sales of some of the products that are on the market in the United States are sensitive to seasonal sales trends the Group’s financial performance, financial position and cash flows are not subject to significant seasonality.  However, it is noted that the sales of ZEGALOGUE (dasiglucagon) for school aged children are likely to be increased in the period leading up to the start of the school year.

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

We compete with companies that are producing drugs for, among other disease indications, SBS, such as Takeda plc which currently markets and distributes Gattex, and hypoglycemia, such as Novo Nordisk, Xeris and Eli Lilly which each market and distribute glucagon rescue kits. In addition, Baqsimi, a nasally-administered dry powder glucagon product which does not require mixing before administration, was recently approved by the FDA as an alternative treatment for severe hypoglycemia. Xeris Pharmaceuticals Inc. developed an FDA-approved ready-use glucagon injection, Gvoke, which is designed to be delivered in a pre-filled syringe or an auto-injector.

Our competitors may also succeed in obtaining FDA, EMA or other regulatory approvals more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. Market acceptance of our product candidates will depend on a number of factors, including:

●	potential advantages over existing or alternative therapies or tests;
●	the actual or perceived safety of similar classes of products;
●	the effectiveness of our sales, marketing and distribution capabilities; and
●	the scope of any approval provided by the FDA, the EMA or other comparable regulatory authorities.

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

Patent applications are generally prepared by our in-house patent professionals in collaboration with outside patent counsel. Patent applications drafted before a lead compound is chosen typically to disclose a large number of structurally related compounds. Our patent applications cover compositions of matter and methods of use, and may additionally cover dosing regimens and methods of making the compounds. Later-filed patent applications typically cover next-generation compounds having for example, structural differences that might confer improved properties. Initially, we file one or more patent applications that establish priority to be claimed in later-filed applications. For most patent families, we file a patent application under the International Patent System, or PCT, which can be entered for examination into the patent office in any of the countries that are signatories to the PCT. In some cases, we file national applications directly in the major jurisdictions, which include Europe, the United States and Japan. For certain patent families, we file in parallel an application under the PCT and national applications in certain jurisdictions, such as the United States. Our patent strategy includes an evaluation of the of third party patents that may be infringed by our drug candidate products and development programs, and we prepare our development and commercialization plans to avoid claims of infringement. To the extent that we identify any potential issue with third party patents that may affect any of our product candidates, we develop a strategy to deal with such third party patents by ensuring that we are satisfied that such patents are invalid, not infringed, or that we commercialize our products after the expiry of such patents. Such strategies can include seeking a judicial or administrative revocation of such patents, ensuring that we are in a position to defend a claim for infringement, or seeking a license where that is appropriate.

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

Patent and Patent Application Portfolio

We own one patent family covering lixisenatide. This entire family is licensed exclusively to Sanofi. We own five patent families covering our proprietary GLP-2 analog glepaglutide or backup candidates. Although the disclosures of one of these patent families encompass both elsiglutide and glepaglutide, it has been possible to claim the subject matter relating to glepaglutide in separate patents in the United States for our internal compound dasiglucagon, a glucagon analog that has a favorable stability profile.

We also possess certain technologies we employ when designing novel peptide drug candidates. An example of one of our internal peptide enhancing technologies is the SIP technology. The SIP technology adds a number of specific amino acids to a peptide thereby strengthening or tightening the molecular structure to make the peptide less susceptible to biological degradation. The SIP technology can assist to maintain the peptide in the blood for a longer period of time before the peptide is degraded and may permit less frequent dosing of the peptide. The SIP technology has been employed for the development of lixisenatide, and glepaglutide. Any proprietary technology we employ involves the addition of a fatty acid to the amino acid chain of a given peptide to potentially increase the half-life of the peptide in the blood stream.

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

Glepaglutide

We own seven patent families that cover glepaglutide. These patent families include granted patents in Australia, Brazil, Canada, China, Europe, Eurasia, Hong Kong, Israel, India, Japan, South Korea, Mexico, New Zealand, Norway, Ukraine, South Africa and USA. The granted U.S. patents include composition of matter claims covering both the peptide and composition of glepaglutide and related compounds. The granted European patent includes claims drawn to the composition of matter of a genus of compounds that encompasses glepaglutide, as well as analogs thereof and methods of using glepaglutide.

Dasiglucagon

We own five patent families covering dasiglucagon including patents and applications in the United States and non-U.S. jurisdictions, including Australia, Brazil, Canada, China, Egypt, Eurasia, Europe, India, Israel, Japan, South Korea, Mexico, Malaysia, the Philippines, Singapore, Thailand, Taiwan, Ukraine, and Vietnam. The pending claims in one family cover the dasiglucagon compound and a group of structurally related compounds having glucagon agonist activity and increased solubility and/or stability relative to the native glucagon, as well as pharmaceutical compositions comprising such compounds and related uses for treating a variety of diseases including hypoglycemia, type 1 and 2 diabetes and other metabolic conditions, and nucleic acid molecules for expression of the compounds in host cells. The patent applications in the family that protect the compound itself, when issued, will have a nominal expiration date in July 2033. A United States patent in this family granted with claims covering the dasiglucagon compound. This patent received a patent term adjustment of 560 days, and is scheduled to expire in February 2035.

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

Other Assets

We also have patents and patent applications that encompass or relate to other pre-clinical and clinical assets that include our GLP-1/GLP-2 agonist (11 families), Amylin (two families), GIP agonist (four families), Kv1.3 (two families), GGDA (five families) and C3 (three families).

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

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

●	completion of preclinical laboratory studies, animal studies and formulation studies in compliance with the FDA’s good laboratory practice regulations;
●	submission to the FDA of an IND, which must become effective before human clinical trials may begin;
●	approval by the institutional review board, or IRB, at each clinical site before each trial may be initiated;
●	performance of adequate and well-controlled human clinical trials in accordance with applicable IND and other clinical trial-related regulations, sometimes referred to as good clinical practices to establish the safety and efficacy of the proposed product candidate for its proposed indication;
●	submission to the FDA of an NDA;
●	satisfactory completion of an FDA pre-approval inspection of the production facility or facilities where the product is produced to assess compliance with the FDA’s cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality, purity and potency;
●	potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA; and
●	FDA review and approval of the NDA prior to any commercial marketing or sale of the product in the United States.

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

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

●	Phase 1 clinical trial: the product candidate is initially introduced into healthy human patients or patients with the target disease or condition and tested for safety, dosage tolerability, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness;
●	Phase 2 clinical trial: the product candidate is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerability and optimal dosage; and
●	Phase 3 clinical trial: the product candidate is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

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

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
●	fines, warning letters or holds on post-approval clinical trials;
●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
●	product seizure or detention, or refusal to permit the import or export of products; or
●	injunctions or the imposition of civil or criminal penalties.

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

Other U.S. Healthcare Laws

Our current and future operations may directly, or indirectly through our prescribers, customers and purchasers, expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products. Restrictions under applicable U.S. federal, state, local and non-U.S. healthcare laws and regulations include, but are not limited to, the following:

●	the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

●	the federal Beneficiary Inducement Statute, which prohibits giving anything of value to a government insurance beneficiary that could influence the choice of provider or reimbursable covered product;
●	federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which impose criminal and civil penalties, including those from civil whistleblower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
●	the anti-inducement law prohibits, among other things, the offering or giving of remuneration, which includes, without limitation, any transfer of items or services for free or for less than fair market value (with limited exceptions), to a Medicare or Medicaid beneficiary that the person knows or should know is likely to influence the beneficiary’s selection of a particular supplier of items or services reimbursable by a federal or state governmental program;
●	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;
●	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which impose certain requirements on covered entities and their business associates, as well as their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
●	the federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to the Centers for Medicare & Medicaid Services, or CMS, payments and other transfers of value provided to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members;
●	analogous state, local and non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to items or services reimbursed by any third party payor, including commercial insurers; state, local and non-U.S. marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements; state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines, relevant compliance guidance promulgated by the federal government, implementation of compliance programs, and compliance with the state’s code of conduct; state and local laws that require a pharmaceutical company’s sales representatives to be registered or licensed by the state or local governmental entity; and state and non-U.S. laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may be more stringent than HIPAA, thus complicating compliance efforts; and
●	rules or legislation covering more or less the same subject matter are found in numerous other countries, including in Denmark, which sometimes result in lower or higher exposures in those countries than in the United States.

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

Healthcare Reform

Existing regulatory policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, in the United States there have been judicial, Congressional and executive branch challenges to certain aspects of the ACA, including efforts to repeal or “repeal and replace” certain aspects of the ACA. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the law and the effect such impact could have on coverage and reimbursement for healthcare items and services covered by plans that were authorized by the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted. These changes included aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, effective April 1, 2013, which, due to subsequent legislative amendments, including the Infrastructure Investment and Jobs Act, will stay in effect through 2031 unless additional Congressional action is taken. However, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and other SARS-CoV-2 relief legislation have suspended the 2% Medicare sequester from May 1, 2020 through March 31, 2022. Under current legislation the actual reduction in Medicare payments will vary from 1% in 2022 to up to 3% in the final fiscal year of this sequester. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several providers and increased the statute of limitations period for the U.S. government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, ended the use of the statutory formula and established a quality payment program, also referred to as the Quality Payment Program. The quality payment program has two tracks, one known as the merit based incentive payment system for providers in the fee-for service Medicare program, and the advanced alternative payment model for providers in specific care models, such as accountable care organizations. In November 2019, CMS issued a final rule finalizing the changes to the Quality Payment Program. At this time it is unclear how the introduction of the Quality Payment Program will impact overall physician reimbursement under the Medicare program. These new laws may result in additional reductions in Medicare and other healthcare funding.

There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, on July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration's proposals. As a result, the FDA concurrently released a final rule and guidance in September 2020 providing pathways for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the U.S. Department of Health and Human Services, or HHS, finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation.  The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed to January 1, 2023. In addition, on November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on December 27, 2021, CMS published a final rule that rescinded the Most Favored Nation model interim final rule. In July 2021, the Biden administration released an executive order, “Promoting

Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to Biden’s executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. No legislation or administrative actions have been finalized to implement these principles. It is unclear whether these or similar policy initiatives will be implemented in the future. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, such measures are designed to encourage importation from other countries and bulk purchasing. Further, it is possible that additional governmental action is taken in response to the SARS-CoV-2 pandemic.

Coverage and Reimbursement

Sales of certain of our approved products, out-licensed products and our product candidates, if and when approved for marketing, has and will depend, in part, on the extent to which our products will be covered by third party payors, such as government health care programs like Medicare and Medicaid, commercial insurance and managed healthcare organizations. These third-party payors play an important role in determining the extent to which new drugs, biologics and medical devices will be covered. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs, biologics and medical devices. It is difficult to predict at this time what third party payors will decide with respect to the coverage and reimbursement for our approved products and product candidates. The primary trend in the U.S. healthcare industry and elsewhere has been cost containment, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products and/or biosimilars. Adoption of price controls, cost containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures, could limit our net revenue and results.

Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for medical products, drugs and services. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for drugs. We cannot be sure that coverage will be available for our approved products and any product candidate that we commercialize and, if coverage is available, the level of reimbursement. Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining coverage and adequate reimbursement from a third-party payor does not guarantee that we will obtain similar coverage or reimbursement from another third-party payor. Reimbursement may impact the demand for, or the price of, our approved products and any product candidate for which we obtain marketing approval. If reimbursement is not available or is available only to limited levels, we may not be able to successfully commercialize our approved product and any product candidate for which we obtain marketing approval. Decreases in third party reimbursement for our product candidates or a decision by a third-party payor not to cover our product candidates or provide only limited reimbursement for our products and product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.

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

C.ORGANIZATIONAL STRUCTURE

For information regarding our organizational structure, please refer to the section ‘Corporate Matters’ on page 26 in our Annual Report 2021.

D.PROPERTY, PLANT AND EQUIPMENT

We lease approximately 7,181 square meters of office and laboratory space at Sydmarken 11, 2860 Søborg, Denmark, where all our activities, including R&D, are currently conducted. The lease is able to be terminated after 13 years for Zealand and 15 years for the landlord, Ejendomsselskabet Sydmarken 5 A/S, from the date when Zealand moved into the facilities, which was September 1, 2019.

After said periods Zealand can, without restrictions, and the landlord, subject to certain restrictions under Danish law, terminate the lease upon 12 months written notice.

We also lease (i) approximately 19,247 square feet of office space at 293 Boston Post Road West, Marlborough, Massachusetts, with the initial term of the lease ending in February 2026 and renewal options included; and (ii) 10,588 square feet of office space at 44 Farnsworth Street, Boston, Massachusetts, with the initial term of the lease ending in August 2029 and renewal options included. In addition to rent expense for these office spaces, the Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of the building leases. The rental payments include the minimum rentals plus common area maintenance charges.

ITEM 4A UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

New accounting pronouncements

Reference is made to Note 1 ‘Significant accounting policies, and significant accounting estimates and assessments’ to the consolidated financial statements on pages 52-56 in our Annual Report 2021.

A.OPERATING RESULTS

Reference is made to the section ‘Financial review’ contained on pages 36-38 in our Annual Report 2021, the section ‘Financial review’ contained on pages 50-52 in our Annual Report 2020, the section ‘Financial review’ contained on pages 40-42 in our Annual Report 2019 and “Item 3—Key Information—D. Risk Factors”. Reference is further made to ‘Risk management and internal control’ on pages 33-35 in our Annual Report 2021.

The financial condition of the Group and its development is described in our Annual Report 2021, our Annual Report 2020 and our Annual Report 2019. The information in this section is based on, and should be read in conjunction with, our Annual Report 2021, our Annual Report 2020 and our Annual Report 2019. The analysis and discussion included in each of our Annual Report 2021, our Annual Report 2020 and our Annual Report 2019 is primarily based on the consolidated financial statements, which are prepared in accordance with IFRS as issued by the IASB.

2021 compared with 2020

The section ‘Financial review’ contained on pages 36-38 in our Annual Report 2021 constitutes the Board of Directors’ and Executive Management’s discussion and analysis of results of operations.

2020 compared with 2019

The section ‘Financial review’ contained on pages 50-52 in our Annual Report 2020 constitutes the Board of Directors’ and Executive Management’s discussion and analysis of results of operations.

Segment information

The Group is managed by a corporate management team reporting to the Chief Executive Officer. The corporate management team, including the Chief Executive Officer, represents the chief operating decision maker. No separate business areas or separate business units have been identified in connection with product candidates or geographical markets. As a consequence of this, no segment reporting is made concerning business areas or geographical areas.

Inflation

Inflation for the fiscal years ended December 31, 2021, 2020 and 2019 has not had a material impact on the Group’s revenue or net loss.

Foreign currencies

Reference is made to Note 30 ‘Financial risks—Exchange rate risk’ to the consolidated financial statements on page 88 in our Annual Report 2021.

Governmental policies

Please refer to “Item 4—Information on the Company—Government Regulation”.

B.LIQUIDITY AND CAPITAL RESOURCES

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

As of December 31, 2021, we had cash and cash equivalents, which comprise cash and bank balances, of DKK 1,129.1 million. We require cash to meet our operating expenses and capital expenditures. We have funded our cash requirements since our incorporation primarily with equity financing, milestone and royalty payments from our collaboration partners, and sales of future royalty streams.

The overall objectives and policies for our financial risk management are outlined in the Finance Policy, which is approved by the Board of Directors. For further information, reference is made to “Item 11—Qualitative and Quantitative Disclosures about Market Risks”.

Financial resources

Reference is made to ‘Consolidated statements of financial position’ on page 49 and ‘Consolidated statements of cash flows’ on page 50 in our Annual Report 2021.

We believe we will require additional financing to ensure that our financial resources are sufficient to meet our requirements for at least the next 12 months.

Cash flow in 2021, 2020 and 2019

Reference is made to ‘Consolidated statements of cash flows’ on page 50 in our Annual Report 2021, page 64 in our Annual Report 2020, page 52 in our Annual Report 2019.

There are no material restrictions on the ability of subsidiaries with material cash amounts to transfer funds to the parent company Zealand Pharma A/S.

Debt financing

Reference is made to ‘Consolidated financial statements on page 85 in our Annual Report 2021 for information on debt financing. In December 2021, we entered into a seven-year $200 million debt facility with Oberland Capital, the proceeds of which are expected to be used for working capital and general corporate purposes. The arrangement with Oberland Capital provided for an upfront payment of $100 million in the form of a secured note, which funds were received on December 31, 2021. The interest rate for the secured note is 6.0% plus LIBOR or 0.25%, whichever is greater, and Oberland Capital is further entitled to a share of our revenue on products that we sell during a specified time period.

Financial instruments

Reference is made to Note 30 ‘Financial risks—Contractual maturity (liquidity risk)’ to the consolidated financial statements on pages 89-90 in our Annual Report 2021.

Commitments for capital expenditure etc.

Contractual obligations for capital expenditure and other contingent liabilities as of December 31, 2021 are shown in Note 29 ‘Contingent assets, liabilities and other contractual obligations and collateral provided’ on page 87 to the consolidated financial statements in our Annual Report 2021.

The Executive Management of the Group believes that the obligations will be covered by the Group’s financial resources, expected future cash flows from operating activities, and additional financing that may be provided by equity, debt or a combination of these.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We currently focus on gastrointestinal, metabolic and other specialty diseases where we believe that the present standard of care is inadequate and where we believe that we have the resources to advance our peptide-based product candidates into the later stages of clinical development, including registration and, potentially, commercialization, while opportunistically considering partnership relationships that may arise. Our R&D organization is structured to enable dynamic collaboration across various functions and project teams at each stage of discovery and development, allowing us to advance promising opportunities quickly and take advantage of our extensive knowledge of peptide design and product development. Our research and development expenses were DKK 588.5 million, DKK 604.1 million and DKK 561.4 million in 2021, 2020 and 2019, respectively.

Information related to selected research and development projects can be found under ‘Peptides platforms’ on page 19 in our Annual Report 2021.

Reference is made to “Item 3—Key Information—D. Risk Factors”.

D.TREND INFORMATION

Information about expectations for the financial year 2022 can be found on page 10 in the subsection ‘2022 Outlook and Objectives’ in our Annual Report 2021.

E.CRITICAL ACCOUNTING ESTIMATES

The preparation of our financial statements requires us to make judgments and estimates that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. We are required to make judgements and estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. The estimates used are based on assumptions assessed to be reasonable by us. However, estimates are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate,and unexpected events or circumstances may occur. Furthermore, we are subject to risks and uncertainties that may result in deviations in actual results compared with estimates. We have identified the following areas without prejudice to the generality to the issue of the nature of estimates and judgements:

Revenue recognition (management estimate and judgement)

Revenue comprises license payments, upfront and milestone payments, product revenue and royalty income. License payments which provide the buyer with the right to use the license as it exists at the date of transfer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license. Upon entering into agreements with multiple components, we determine whether individual components are distinct, which is the case if the buyer can obtain benefits from the goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as a single performance obligation. When entering into licensing and development agreements, a critical judgment relates to whether the customer could continue development of the Intellectual Property (IP) to the stage promised by Zealand under the promise to provide R&D services. If this is not the case, the IP and the R&D services are considered a single performance obligation.

Milestone payments are related to the collaborative research agreements with commercial partners and are recognized when it is highly probable that Zealand Pharma will become entitled to the milestone which is generally when the milestone is achieved. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur. Revenue from transactions involving the rendering of services which are consumed by the customer simultaneously with delivery is recognized along with delivery of the services.

Employee incentive programs (management estimates)

In accordance with IFRS 2, Share-based Payment, the fair value of the warrants classified as equity settled is measured at the grant date and recognized as an expense in the income statement over the vesting period. The fair value of each warrant granted during the year is estimated using the Black– Scholes option pricing model. This requires the input of subjective assumptions such as:

●	The expected stock price volatility, which is based on the historical volatility of Zealand’s share price
●	The selection of the risk-free interest rate, which is determined as the interest rate on Danish government bonds with a maturity equal to the expected term
●	The duration of the warrants, which is assumed to be until the middle of the exercise period

The total fair value of the warrants is recognized in the income statement over the vesting period. An adjustment is made to reflect an expected attrition rate during the vesting period. The attrition rate is re-estimated at year-end based on the historical attrition rate resulting in recognition of an expense equal to grant date fair value of the number of warrants which actually vest.

Rebate and product return liabilities (management estimate and judgement)

Liabilities regarding sales rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed care and other customers are recorded at the time the related revenues are recorded or when the incentives are offered. For both managed care rebates and the Medicare part D rebates, the key assumptions relate to the rebate percentages by each pharmacy as determined in each pharmacy’s contract with the Company and forecasted number of prescriptions that will be filled by each pharmacy (referred to as payor mix). For co-pay card redemptions, the key assumptions relate to expected settlement rate for sales units remaining in the channel that have yet to be presented under co-pay terms. These assumptions are made based on historical actuals, which are used to estimate forecasted trends, including payor mix and settlement rates, which are used to estimate the expected settlement of managed care rebates and Medicare part D rebates, and co-pay card redemption, and the specific terms in the individual agreements. Unsettled rebates are recognized as liabilities when the timing or amount is uncertain. Where absolute amounts are known, the rebates are recognized as accruals.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

Reference is made to ‘Board of Directors and Corporate Management’ on pages 41-44 in our Annual Report 2021 for information about the members of our Board of Directors and Corporate Management, as well as their activities outside of the Company.

The Board of Directors has the overall responsibility for the affairs of the Company.

There are no family relationships between the members of our Board of Directors and corporate management team. No director or member of corporate management has been elected according to an arrangement or understanding with shareholders, customers, suppliers or others.

As required by the Danish Companies Act, directors are elected at General Meetings by simple majority vote. In addition, four employee representatives are elected for four-year terms by the employees of Zealand Pharma A/S.

Diversity of the Board of Directors.

Board Diversity Matrix (As of March 1, 2022)
Country of Principal Executive Offices	Denmark
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	11
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	4	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background			11

B.COMPENSATION

Reference is made to Note 7 ‘Information on staff and remuneration’ to the consolidated financial statements on pages 63-68 in our Annual Report 2021.

C.BOARD PRACTICES

Reference is made to ‘Corporate Matters’ on pages 26-44 in our Annual Report 2021 regarding board practices. The year of election for each member of the Board of Directors and the year of appointment for each member of our corporate management team is included in ‘Board of Directors and Corporate Management’ on pages 41-44 in our Annual Report 2021.

The terms of office of all the members of our Board of Directors elected by the general meeting expire at the next annual general meeting to be held in on 6 April 2022. All members of the Board of Directors elected by the general meeting are eligible for re-election. Employee elected board members are elected for a period of four years.

D.EMPLOYEES

At December 31, 2021, 2020 and 2019 we had 355, 329 and 179 full-time employees, and during 2021, 2020 and 2019 we had an average of 346, 297 and 173 full-time employees. Labor unions currently representing our employees in Denmark include HK it, medie & Industri Hovedstaden. We negotiate a collective agreement in good faith every three years, with the next negotiation scheduled to take place in 2023.

E.SHARE OWNERSHIP

For information on the Board of Directors’ and corporate management’s individual holdings of shares and warrants as of December 31, 2021 and change in these holdings during 2021, reference is made to the sections ‘Board of Directors and Corporate Management’ on pages 41-45, and Note 7 ‘Information on staff and remuneration’ to the consolidated financial statements on pages 63-68 in our Annual Report 2021. The members of our Board of Directors and corporate management team in the aggregate hold 952,875 shares, representing less than 1% of the beneficial ownership of the Company.

In the period from January 1, 2020 until March 31, 2021, our Chief Executive Officer acquired 7,692 ordinary shares and our Chief Financial Officer acquired 841 ordinary shares. The internal rules on trading in our shares by members of the Board of Directors and the corporate management team only permit trading in the four-week period commencing at the beginning of the third trading day following the date of public disclosure of interim financial reports or the annual report. Under special circumstances, the trading window may be derogated from.

We granted warrants to our executive management and selected employees of the company in 2005, 2007 and in each of the years between 2009 and 2021. Since our Annual General Meeting in 2012, it has been part of our remuneration policy that members of the Board of Directors are not permitted to participate in the warrant incentive program in their capacity as board members.

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

Reference is made to Note 7 ‘Information on staff and remuneration’ to the consolidated financial statements on pages 63-68 in our Annual Report 2021.

ITEM 7 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

We have one class of shares. As of December 31, 2021, our registered, issued and outstanding share capital was DKK 43,634,142 distributed into 43,634,142 shares of nominal value DKK 1 each.

Below is information as of December 31, 2021 with respect to (a) any shareholder who is known to the Company to be the owner of more than 5% of the Company’s shares and (b) the total amount of any class owned by Zealand Pharma A/S and its affiliates (treasury shares) and by the Board of Directors and executive management team:

		Percent	Percent
	Shares	of total	of total
Name of beneficial owner	owned	share capital	votes
5% Shareholders:
Van Herk Investments B.V.(1)	7,238,424	16.6%	16.6%
Credit Suisse Group AG(2)	2,705,447	6.2%	6.2%
Capital Group Companies Inc.(3)	0*	0%	5.6%
SMALLCAP Worlf Fund, Inc.(4)	2,449,778	5.6%	0%
Directors and Executive Officers:
Martin Nicklasson(5)	10,570	*	*
Kirsten A. Drejer(6)	4,800	*	*
Jeffrey Berkowitz(7)	4,200	*	*
Bernadette Connaughton(8)	4,500	*	*
Leonard Kruimer(9)	9,500	*	*
Alain Munoz(10)	9,750	*	*
Michael John Owen(11)	4,800	*	*
Frederik Barfoed Beck(12)	14,098	*	*
Anneline Nansen(13)	7,946	*	*
Louise Gjelstrup(14)	4,505	*	*
Jens Peter Stenvang(15)	8,800	*	*
Emmanuel Dulac(16)	290,064	*	*
Matthew Dallas(17)	102,204	*	*
Adam Steensberg(18)	243,666	*	*
Ivan Møller(19)	133,566	*	*
Frank Sanders(20)	95,406	*	*
Christina Sonnenborg Bredal(21)	4,500	*	*
All directors and executive officers as a group (17 persons)	952,875	2.2%	2.2%
(1)	Consists of 7,238,424 ordinary shares. The principal business address for Van Herk Investments B.V. is Lichtenauerlaan 30, 3062 ME Rotterda, The Netherlands.
(2)	Consists of 2,705,447 ordinary shares. The principal business address for Credit Suisse Group AG is Kalandergasse 8070 Zurich.
(3)	Consists of 2,449,778 ordinary shares. The principal business address for Capital Group Companies Inc. is 333 So Hope St 55th Fl Los Angeles Ca 90071.
(4)	Consists of 2,449,778 ordinary shares. The principal business address for SMALLCAP World Fund, Inc. is 6455 Irvine Center Drive Irvine Ca 92618
(5)	Consists of 2,570 ordinary shares and 8,000 RSUs exercisable within 60 days of March 1, 2022.
(6)	Consists of 800 ordinary shares and 4,000 RSUs exercisable within 60 days of March 1, 2022.
(7)	Consists of 200 ordinary shares and 4,000 RSUs exercisable within 60 days of March 1, 2022.
(8)	Consists of 500 ordinary shares and 4,000 RSUs exercisable within 60 days of March 1, 2022.
(9)	Consists of 4,000 ordinary shares and 5,500 RSUs exercisable within 60 days of March 1, 2022.
(10)	Consists of 5,250 ordinary shares and 4,500 RSUs exercisable within 60 days of March 1, 2022.
(11)	Consists of 300 ordinary shares and 4,500 RSUs exercisable within 60 days of March 1, 2022.
(12)	Consists of 4,798 ordinary shares, as well as 7,200 warrants and 2,100 RSUs exercisable within 60 days of March 1, 2022.
(13)	Consists of 1,571 ordinary shares, as well as 5,500 warrants and 875 RSUs exercisable within 60 days of March 1, 2022.
(14)	Consists of 1,255 ordinary shares, as well as 1,500 warrants and 1,750 RSUs exercisable within 60 days of March 1, 2022.
(15)	Consists of 6,300 ordinary shares, as well as 7,200 warrants and 1,750 RSUs exercisable within 60 days of March 1, 2022.
(16)	Consists of 7,692 ordinary shares, as well as 113,848 warrants, 123,609 PSUs and 44,915 RSUs exercisable within 60 days of March 1, 2022.
(17)	Consists of 841 ordinary shares, as well as 51,275 warrants, 34,552 PSUs and 15,536 RSUs exercisable within 60 days of March 1, 2022.

(18)	Consists of 188,286 warrants, 39,809 PSUs and 15,571 RSUs exercisable within 60 days of March 1, 2022.
(19)	Consists of 81,420 warrants, 37,547 PSUs and 14,599 RSUs exercisable within 60 days of March 1, 2022.
(20)	Consists of 43,217 warrants, 34,744 PSUs and 17,445 RSUs exercisable within 60 days of March 1, 2022.
(21)	Consists of 2,500 warrants, 1,500 PSUs and 500 RSUs exercisable within 60 days of March 1, 2022.
*

The Capital Group Companies, Inc. (“CGC”) is the parent company of Capital Research and Management Company (“CRMC”) and Capital Bank & Trust Company (“CB&T”). CRMC is a U.S.-based investment management company that serves as investment manager to the American Funds family of mutual funds, other pooled investment vehicles, as well as individual and institutional clients.  CRMC and its investment manager affiliates manage equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors.  CRMC is the parent company of Capital Group International, Inc. (“CGII”), which in turn is the parent company of five investment management companies (“CGII management companies”): Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K., and Capital Group Private Client Services, Inc.  CGII management companies and CB&T primarily serve as investment managers to institutional and high net worth clients.  CB&T is a U.S.-based investment management company that is a registered investment adviser and an affiliated federally chartered bank.

Neither CGC nor any of its affiliates, own shares in Zealand Pharma for its own account.  Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

SMALLCAP World Fund, Inc. is a mutual fund registered in the United States under the Investment Company Act of 1940. SMALLCAP World Fund, Inc. is the legal owner of shares in Zealand Pharma A/S.

SMALLCAP World Fund, Inc. has granted proxy voting authority to CRMC, its investment adviser.

As of December 31, 2021, approximately 41% of our share capital was held in Denmark and approximately 28% of our share capital was held in United States.

Since August 9, 2017, which is the date that ADSs representing our ordinary shares were first listed on The Nasdaq Global Select Market, there has been no significant change in the percentage ownership held by any major shareholder except as described below.

No shareholders of the Company have different voting rights from any other shareholder.

For further information reference is made to ‘Shareholder information’ on pages 39-40 in our Annual Report 2021.

B.RELATED PARTY TRANSACTIONS

We have no related parties with a controlling interest other than the major shareholders listed under Item 7A.

Our other related parties are the members of our Board of Directors and corporate management team.

For further information, reference is made to Note 32 ‘Related parties’ to the consolidated financial statements on page 93 in our Annual Report 2021 and Note 30 ‘Related parties’ to the consolidated financial statements on page 99 in our Annual Report 2020.

There have not been and there are no outstanding loans to members of the Board of Directors or corporate management team in 2021, 2020 or 2019.

C.INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8 FINANCIAL INFORMATION

A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The consolidated financial statements required by this item are incorporated by reference into this Annual Report on Form 20-F in the form of our Annual Report 2021 (see Exhibit 15.1).

Legal proceedings

On December 18, 2020 Amyndas Pharmaceuticals S.A. and Amyndas Pharmaceuticals LLC filed a complaint in the U.S. District Court for the District of Massachusetts, which named Alexion Pharmaceuticals, Inc., Zealand Pharma A/S and Zealand Pharma U.S., Inc. as defendants. The complaint alleges claims against the Zealand Pharma A/S (and its U.S. subsidiary) and its collaboration partner Alexion Pharmaceuticals, Inc. (“Alexion”) related to Zealand Pharma A/S’s collaboration with Alexion on C3 peptide-based assets. The complaint alleges federal and state law claims, including claims for breach of confidentiality agreements, trade secret misappropriation and unfair competition. The complaint seeks an unspecified amount of damages plus interest and injunctive relief.

On 10 January 2021 Amyndas Pharmaceuticals LLC and Amyndas Pharmaceuticals S.A (Amyndas) commenced legal action in Denmark before the courts of Denmark against Zealand Pharma A/S and ZP SPV 3 A/S for breach of a disclosure agreement between Amyndas and Zealand Pharma A/S dated 20 April 2105 and mutual disclosure agreement date 26 August 2016 between Amyndas and Zealand Pharma A/S. Zealand is due to file its defense to these proceedings.

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

For further information reference is made to ‘Shareholder information’, on pages 39-40 in our Annual Report 2021.

B. SIGNIFICANT CHANGES

No events have occurred after the end of the reporting period.

ITEM 9 THE OFFER AND LISTING

A.OFFER AND LISTING DETAILS

The Company’s shares are listed in Denmark on Nasdaq Copenhagen and traded under the symbol “ZEAL.” The Company's ADSs are traded on the Nasdaq Global Select Market under the symbol “ZEAL.”

See Exhibit 2.1 to this Annual Report on Form 20-F for a description of the Company’s ordinary shares. Reference is also made to ‘Shareholder information’ on pages 39-40 in our Annual Report 2021.

B.PLAN OF DISTRIBUTION

Not applicable.

C.MARKETS

The shares have been publicly traded since 2010 and have been listed on Nasdaq Copenhagen since that time.

ADSs representing the shares, as evidenced by American Depository Shares issued by The Bank of New York Mellon, as the Depository, have been listed on the Nasdaq Global Select Market since 9th August 2017.

D.SELLING SHAREHOLDERS

Not applicable.

E.DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.SHARE CAPITAL

Not applicable.

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

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

Where we elect to pay a dividend, these are accrued to the company where they have not been claimed after 3 years.

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

C.MATERIAL CONTRACTS

For a description of our material contracts, please refer to “Item 4—Information on the Company—Important Events.”

D.EXCHANGE CONTROLS

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

E.TAXATION

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of the ADSs. It is not a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire securities. This discussion applies only to a U.S. Holder that holds the ADSs as capital assets for tax purposes (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including foreign, state and local tax consequences, U.S. federal gift, estate and alternative minimum tax consequences, the potential application of the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

●	banks, insurance companies, and certain other financial institutions;
●	brokers, dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding the ADSs as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the ADSs;
●	regulated investment companies;
●	real estate investment trusts, grantor trusts or other trusts;
●	persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;
●	expatriates of the United States;
●	tax exempt entities, including “individual retirement accounts” and “Roth IRAs”;

●	entities classified as partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
●	persons that own or are deemed to own shares (including shares represented by the ADSs) representing ten percent or more of our vote or value;
●	persons who acquired the ADSs in exchange for services or otherwise as compensation; and
●	persons holding the ADSs in connection with a trade or business conducted outside the United States.

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

Holders as dividends. Subject to applicable limitations, dividends paid to certain non-corporate U.S. Holders may be taxable at preferential rates applicable to long-term capital gain. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion below under “—Passive Foreign Investment Company rules”), the preferential rate will not apply. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

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

Based on our analysis of our income, assets, activities and market capitalization, we do not believe that we were a PFIC for the taxable year ending December 31, 2021. We have not yet made any determination as to our expected PFIC status for the current year and, accordingly, any such expectation would be subject to change based on, among other factors, our use of cash, the source and nature of our income, and the price of our ordinary shares or ADSs. No assurances can be provided with respect to our PFIC status for our taxable year ended December 31, 2021 or with regard to our PFIC status for the current year or any future taxable year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. As a result, our PFIC status may change. In particular, for purposes of the asset test described above, the total value of our assets will be treated as equal to the sum of the aggregate value of the ADSs and shares plus the Company’s liabilities. Therefore, for purposes of the asset test, the total value of our assets will depend on the market price of the ADSs. However, the value of our passive assets generally will be equal to the actual fair market value of such assets. A decrease in the market price of the ADSs would cause a decrease in the deemed total value of our assets for purposes of the asset test but generally would not cause a corresponding decrease in the actual value of our passive assets. Accordingly, fluctuations in the market price of the ADSs may result in us being a PFIC.

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

There can be no assurances that we will not be classified as a PFIC for the current taxable year or for any future taxable year. Our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended December 31, 2021, and also expresses no opinion with regard to our expectations regarding our PFIC status in the future.

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

F.DIVIDENDS AND PAYING AGENTS

Not applicable.

G.STATEMENT BY EXPERTS

Not applicable.

H.DOCUMENTS ON DISPLAY

Copies of this Annual Report on Form 20-F as well as our Annual Report 2021 can be downloaded from the Investors page at zealandpharma.com. The contents of our website are not incorporated by reference into this Annual Report on Form 20-F. This Annual Report on Form 20-F is also filed electronically and can be viewed via EDGAR on www.sec.gov.

I.SUBSIDIARY INFORMATION

Zealand Pharma A/S (the parent company) has a number of subsidiaries that are listed on page 65 of the 2021 Annual Report.

ITEM 11 QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISKS

Financial exposure and financial risk management

For a general description and discussion of the Company’s foreign exchange rate risk management, interest rate risk management, credit risk management and liquidity risk management, reference is made to Note 30 ‘Financial risks’ to the consolidated financial statements on pages 88-90 in our Annual Report 2021 and ‘Risk management and internal control’ on pages 33-35 in our Annual Report 2021.

The Company monitors its funding position monthly to ensure that it has access to sufficient liquidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities to identify liquidity risk and enable us to prepare for new financing transaction and/ or take relevant expense management activities to allow us to continue as a going concern. As of the date of these financial statements the Company, with its current strategic plans, anticipates that the current cash position and the cash requirements per the 2022 Annual Budget will provide a positive cash runway until April 2023 but will exceed the terms of liquidity covenant as part of the Oberland Note Purchase Agreement and hence, a working capital deficit in September 2022 without additional financing and/or cost reductions. Reference is made to Note 2 on page 56 of our Annual Report 2021.

Sensitivity analysis

When conducting a sensitivity analysis, the Group assesses the change in fair value on the market-sensitive instruments following hypothetical changes in interest and exchange rates. The rates used to mark-to-market the instruments are market data as of December 31, 2021.

For information on interest rate and exchange rate sensitivity analysis in 2021, reference is made to Note 30 ‘Financial risks—Sensitivity analysis’ to the consolidated financial statements on page 89 in our Annual Report 2021.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

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

A.Disclosure Controls and Procedures

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

Zealand Pharma Management, including the Chief Executive Officer and Chief Financial Officer evaluated the Company’s disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of December 31, 2021, the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

In designing and evaluating the disclosure controls and procedures, Management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

B.Management’s Annual Report on Internal Control over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Zealand Pharma Management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’).

Based on this assessment, Zealand Pharma Management, including the Chief Executive Officer and Chief Financial Officer, concluded that, as of December 31, 2021, the Zealand Pharma Group’s internal control over financial reporting was effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO. Based on the evaluation performed, Management has concluded that Zealand Pharma maintained effective internal control over financial reporting as of December 31, 2021.

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

C.Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 has been audited by EY Godkendt Revisionspartnerselskab, an independent registered public accounting firm, as stated in their report which appears later in this Form 20-F.

D.Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

We have not experienced any material impact to our internal control over financial reporting despite the fact that our employees are currently working remotely due to the COVID-19 pandemic. We are continually monitoring and assessing the COVID-19 situation to minimize the impact of the pandemic on the design and operating effectiveness of our internal control over financial reporting.

ITEM 16 RESERVED

ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

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

Each member satisfies the independence requirements of the corporate governance standards of Nasdaq, and Leonard Kruimer qualifies as an “Audit Committee financial expert,” as defined in Nasdaq Rule 5605(c)(2)(A) and as determined by our Board of Directors.

ITEM 16B CODE OF ETHICS

We have adopted a written Code of Business Conduct and Ethics (the Code), which outlines the principles of legal and ethical business conduct under which we do business. The Code applies to all of our board members, management and employees. This document is available under the “Corporate governance” tab in the “About Zealand” section of our website (www.zealandpharma.com). We undertake to provide to any person, without charge, upon request, a copy of the code of business conduct. Requests shall be made on mail info@zealandpharma.com.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES

Reference is made to Note 6 ‘Fees to auditors appointed at the Annual General Meeting’ to the consolidated financial statements on page 62 in our Annual Report 2021 regarding fees paid to our statutory auditors.

The audit opinons of our independent public accounting firm EY Godkendt Revisionspartnerselskab, PCAOB Auditor ID 1757, and our predecessor independent public accounting firm Deloitte Statsautorisert Revisionspartnerselskab, PCAOB Auditor ID 01294 which are at Part III of this Form 20-F.

Pre-approval policies

The Audit Committee assesses and pre-approves all audit and non-audit services provided by the statutory auditors. The pre-approval includes the type of service and a fee budget.

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ISSUER PURCHASES OF EQUITY SECURITIES
Period	(a) Total Number of Shares (or Units) purchased	(b) Average Price Paid per Share (or Units)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
Month # 1 28 June to 30 June	20,000	186.26 DKK	20,000
Month # 2 1 July 2021 to 21 July 2021	134,187	184.42 DKK	134,187
Total	154,187	185.48 DKK*	154,187

*This is the mathematical average of the share price for the buy back program on 27 July 2021. The buy back was part of the share buy back program that was announced on 27 June 2021 and completed on 27 July 2021. It does not correspond to the mathematical average of the periods 28 June 2021 to 30 June 2021 and 1 July 2021 to 21 July 2021 shown in this table.

ITEM 16F CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We, through our Audit Committee, conducted an external audit tender in 2019 with a view to replace Deloitte from our 2020 financial year onwards. The audit tender process was completed in December 2019 when, following the recommendation of the Audit Committee, the Board of Directors announced that it would appoint EY Godkendt Revisionspartnerselskab (“EY”) as our new external auditor to undertake our audit for the financial year ending December 31, 2020. EY Godkendt Revisionspartnerselskab also conducted our audit for the financial year ending December 31, 2021.

The report of Deloitte (PCAOB Auditor ID 01294) on our consolidated financial statements for the fiscal year ended December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal year ended December 31, 2019 and the subsequent interim period from January 1, 2020 through April 2, 2020, (i) we had no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such years, and (ii) there were no “reportable events” as defined in Item 16F(a)(1)(v) of Form 20-F other than the material weakness reported in our 2019 annual report on Form 20-F filed with the U.S. Securities and Exchange of Commission on March 13, 2020.

In connection with the audit of our financial statements for the fiscal year ended December 31, 2019 and from January 1, 2020 through April 2, 2020, neither we nor anyone on our behalf has consulted with EY on the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and either a written report was provided to the registrant or oral advice was provided that the new accountant concluded was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue, or any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a reportable event, as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

Deloitte resigned after the firm had concluded the 2019 external audit process and the Audit Committee recommended to the Board that EY be appointed to fill the vacancy. Our shareholders appointed EY as our new external auditor at the 2020 Annual General Meeting, held on April 2, 2020.

ITEM 16G CORPORATE GOVERNANCE

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we rely on certain home country corporate governance practices rather than the corporate governance requirements of Nasdaq.

We qualify as a foreign private issuer and our ADSs are listed on Nasdaq. As a result, in accordance with the Listing Rules for the Nasdaq Stock Market (the “Nasdaq Listing Rules”), we rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we currently publish annual and quarterly reports on our website pursuant to the rules of Nasdaq Copenhagen and have filed such financial reports on an annual and quarterly basis with the SEC, we are not required to file such reports with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K that a domestic company would be required to file under the Exchange Act. Accordingly, there may be less publicly available information concerning our company than there would be if we were not a foreign private issuer.

In addition, the Nasdaq Listing Rules for domestic U.S. issuers require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of board members and corporate governance matters. While we currently comply, and intend to continue to comply, with these requirements, we are permitted to follow home country practice in lieu of the above requirements. Danish law does not require that a majority of our board consist of independent directors or the implementation of a nominating and corporate governance committee, and our board may thus in the future not include, or include fewer, independent directors than would be required if we were subject to the Nasdaq Listing Rules, or our board may decide that it is in our interest not to have a compensation committee or nominating and corporate governance committee, or have such committees governed by practices that would not comply with the Nasdaq Listing Rules. We follow home country practice with regard to, among other things, quorum requirements generally applicable to general meetings of shareholders. Danish law only has a limited regulatory regime for the solicitation of proxies, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). In addition, our shareholders have authorized our board of directors to issue securities, including in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, rights issues at or below market price, certain private placements and directed issues at or above market price. To this extent, our practice varies from the requirements of Nasdaq Listing Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events.

ITEM 16H MINE SAFETY DISCLOSURE

Not applicable.

Item 16I — Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

ITEM 17 FINANCIAL STATEMENTS

See response to Item 18.

ITEM 18 FINANCIAL STATEMENTS

The financial statements required by this item accompany this Annual Report 2021 see Item - 19.

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

Reference is made to the section ‘Alternative performance measures for the Group (non-audited) on page 113 in our Annual Report 2021.

ITEM 19 EXHIBITS

a.Annual Report

The following pages from our Annual Report 2021, furnished to the SEC on Form 6-K, dated 22 March, 2022, are incorporated by reference into this Annual Report on Form 20-F. The content of websites and other sources referenced on these pages are not incorporated by reference into this Annual Report on Form 20-F.

Page(s) incorporated by reference from our Annual Report 2021

Management review
2021 Achievements	8
2022 Outlook and objectives	10
Zealand Pharma’s first independent launch	12
Zealand Pharma’s R&D pipeline	19
Corporate matters	26
Risk management and internal control	33
Financial review	36
Shareholder information	39
Board of directors and Corporate Management	41-44

Consolidated Financial Statements
Consolidated Income statements	48
Consolidated statements of comprehensive income	48
Consolidated statements of financial position	49
Consolidated statements of cash flows	50
Consolidated statements of changes in equity	50
Notes to the Consolidated financial statements	51-94
Statement of the Board of Directors and Executive Management	114

b.Exhibits

List of exhibits:

Exhibit No.	Description	Method of filing
1.1	Articles of Association	Incorporated by reference to the Registrant’s Report on Form 6-K furnished to the SEC on 22 March 2022.

2.2	Deposit Agreement	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A filed with the SEC on August 3, 2017.

2.3	Form of American Depositary Receipt	Included in Exhibit 4.2 and incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1/A filed with the SEC on August 3, 2017.

2.4	Description of Securities registered under Section 12 of the Securities Act of 1933, as amended	Filed together with this Annual Report on Form 20-F 2021.

4.1†	License Agreement, dated as of June 24, 2003, by and between Sanofi-Aventis Deutschland GmbH (formerly Aventis Pharma Deutschland GmbH) and Zealand Pharma A/S, as amended	Incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on July 6, 2017.

4.2†	License and Collaboration Agreement, dated as of June 15, 2011, by and between Boehringer Ingelheim International GmbH and Zealand Pharma A/S, as amended.	Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on July 6, 2017.

4.3†	License and Collaboration Agreement, dated as of July 28, 2014, by and between Boehringer Ingelheim International GmbH and Zealand Pharma A/S.	Incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 filed with the SEC on July 6, 2017.

4.4†	Purchase and Sale Agreement, dated as of September 6, 2018 among ZP Holding SPV K/S, ZP SPV 1 K/S, Zealand Pharma A/S and Royalty Pharma Investments ICAV	Incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on 20-F file with the SEC on March 15, 2019, as amended.

4.5†	Collaborative Research and License Agreement, dated as of March 20, 2019, by and between the Registrant and Alexion Pharma Holding Unlimited Company	Incorporated by reference to Exhibit 4.1 of the Registrant’s Annual Report on 20-F file with the SEC on March 13, 2020.

4.6†	Purchase Agreement, dated as of October 22, 2019, by and between the Registrant, Encycle Therapeutics Inc. and certain other parties thereto	Incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 13, 2020.

4.7†	Oberland Capital LLC	Filed together with this Annual Report on Form 20-F 2021.
4.10†	Asset Purchase Agreement, dated as of February 9, 2020, by and between the Registrant, Valeritas Inc. and certain other parties thereto	Incorporated by reference to Exhibit 4.1 to the Registrant’s Annual Report on Form 20-F filed with the SEC on March 18, 2021, as amended.

8.1	Subsidiaries of the Registrant	Incorporated by reference to the Registrant’s Report on Form 6-K furnished to the SEC on 22, 2022 as Exhibit 99.1(a).

12.1	Certification of the principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F 2021.

12.2	Certification of the Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed together with this Annual Report on Form 20-F 2021.

13.1	Principal Executive Officer certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished together with this Annual Report on Form 20-F 2021.

13.2	Principal Financial Officer certification to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished together with this Annual Report on Form 20-F 2021.

15.1	Extracts from the Registrant’s Annual Report 2021#	Incorporated by reference from our Annual Report 2021, furnished to the SEC on Form 6-K on 22 March, 2022, as Exhibit 99.1(a) identified in Item 19.a of this Annual Report on Form 20-F.

15.2	Extracts from the Registrant’s Annual Report 2020#	Incorporated by reference from our Annual Report 2020, furnished to the SEC on Form 6-K on March 12, 2021, as Exhibit 99.1(a) identified in Item 19.a of this Annual Report on Form 20-F.

15.3	Extracts from the Registrant’s Annual Report 2019#	Incorporated by reference from our Annual Report 2019, furnished to the SEC on Form 6-K on March 12, 2019, as Exhibit 99.1(a) identified in Item 19.a of this Annual Report on Form 20-F.

15.4	Consent of independent registered public accounting firm	Filed together with this Annual Report on Form 20-F 2021.

15.5	Consent of independent registered public accounting firm	Filed together with this Annual Report on Form 20-F 2021.

EX-101.INS	Inline XBRL Instance Document	Filed together with this Annual Report on Form 20-F 2021.

EX-101.SCH	Inline XBRL Taxonomy Extension Schema Document	Filed together with this Annual Report on Form 20-F 2021.

EX-101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document	Filed together with this Annual Report on Form 20-F 2021.

EX-101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document	Filed together with this Annual Report on Form 20-F 2021.

EX-101.IAB	Inline XBRL Taxonomy Extension Labels Linkbase Document	Filed together with this Annual Report on Form 20-F 2021.

EX-101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document	Filed together with this Annual Report on Form 20-F 2021.

104	Cover Page Interactive Data File	Formated inline XBRL and contained in Exhibit 101
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

Zealand Pharma A/S
/s/ Emmanuel Dulac		/s/ Matt Dallas

Name:	Emmanuel Dulac	Name:	Matt Dallas
Title:	President and Chief Executive Officer	Title:	Senior Vice President and Chief Financial Officer

Denmark
Dated: March 24, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Zealand Pharma A/S

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Zealand Pharma A/S (the Company) as of December 31, 2021 and 2020, the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 24, 2022 expressed an unqualified opinion thereon.

The Company’s Ability to Continue as a Going Concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company, with its current strategic plans, has identified a working capital deficit by September 2022 and substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for rebates and discounts related to the Company’s sales in the United States

Description of the Matter

As disclosed in Note 3 to the consolidated financial statements, revenue from products sold by the Company in the United States (U.S.) is impacted by estimates related to managed care rebates, medicare part D rebates, and co-pay card redemption.

The estimates for managed care rebates, medicare part D rebates, and co-pay card redemption and related liabilities are recognised as a reduction to gross product sales in the period in which the underlying sales are recognised. As of December 31, 2021, the liabilities for sales discounts and rebates amounts to DKK 27.8 million, as disclosed in Note 27 in the consolidated financial statements.

Auditing managed care rebates and medicare part D rebates, and co-pay card redemptions and related liabilities is complex due to the judgmental nature of management’s estimates, which involves multiple assumptions, as not all conditions are known at the time of sale. For both managed care rebates and the medicare part D rebates, the key assumptions relate to the rebate percentages by each pharmacy as determined in each pharmacy’s contract with the Company and forecasted number of prescriptions that will be filled by each pharmacy (referred to as payor mix). For co-pay card redemptions, the key assumptions relate to expected settlement rates for sales units remaining in the channel that have yet to be presented under co-pay terms. These assumptions are made based on historical actuals, which are used to estimate forecasted trends, including payor mix and settlement rates, which are used to estimate the expected settlement of managed care rebates and medicare part D rebates, and co-pay card redemption, and the specific terms in the individual agreements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to develop the estimates around managed care rebates, medicare part D rebates, and co-pay card redemption. For example, we tested controls over management’s review of key assumptions, including payor mix for managed care rebates and medicare part D rebates, and settlement rates for sales units remaining in channel for co-pay card redemptions.

Our procedures included, among others, checking clerical accuracy of management’s calculation of liabilities for managed care rebates, medicare part D rebates, and co-pay card redemptions. We assessed the assumptions applied by management, and compared them to applicable commercial policies, historical experience, and the terms in the rebate agreements with the pharmacy benefit managers and agreements with co-pay program partners. We further examined subsequent settlement obligations to assess completeness and accuracy of the recorded liabilities. We performed an independent assessment on the key assumptions of the liabilities as of December 31, 2021, including the payor mix and expected settlement rates by developing our own point estimates through the use of historical trends to predict current year liabilities and comparing these to the actual liabilities recognised.  In addition, we have assessed the adequacy of the Company’s disclosures on rebates and discounts related to the matter described above.

/s/ EY Godkendt Revisionspartnerselskab

PCAOB Auditor ID 01757.

We have served as the Company’s auditor since 2020

Copenhagen, Denmark

March 24, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Zealand Pharma A/S

Opinion on Internal Control Over Financial Reporting

We have audited Zealand Pharma A/S’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Zealand Pharma A/S (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB), the consolidated statements of financial position of Zealand Pharma A/S and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated income statement, statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated March 24, 2022 expressed an unqualified opinion thereon.

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

March 24, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Zealand Pharma A/S

Opinion on the Financial Statements

We have audited the consolidated income statement and consolidated statement of comprehensive income (loss), changes in equity and cash flow of Zealand Pharma A/S and subsidiaries (the “Company”) for the year ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”) included by reference. In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Deloitte

Statsautoriseret Revisionspartnerselskab

/s/ Sumit Sudan	/s/ Kåre Valtersdorf
State Authorized	State Authorized
Public Accountant	Public Accountant

Copenhagen, Denmark

March 13, 2020

We began serving as the Company's auditor in 2014.  In 2020 we became the predecessor auditor.

Zealand Pharma ∞ Annual Report 80

Zealand Pharma ∞ Annual Report 81

Contents consolidated financial statements

Zealand Pharma ∞ Annual Report 82

Consolidated financial statements

Consolidated income statement for the years ended

December 31, 2021, 2020 and 2019

DKK thousand	Note	2021	2020	2019
Revenue	3	292,567	353,314	41,333
Cost of goods sold	18	-107,844	-90,565	0
Royalty expenses	4	-10,970	0	-415
Gross margin		173,753	262,749	40,918
Research and development expenses	5,7	-588,453	-604,081	-561,423
Sales and marketing expenses	5,7,13	-375,269	-285,256	0
Administrative expenses	5,7	-260,987	-202,770	-67,881
Operating expenses		-1,224,709	-1,092,107	-629,304
Other operating income	8	759	36,997	444
Other operating expense	8	-2,173	0	0
Operating result		-1,052,370	-792,361	-587,942
Financial income	9	41,211	2,022	14,655
Financial expenses	10	-15,781	-49,314	-3,390
Result before tax		-1,026,940	-839,653	-576,677
Income tax (expense)/benefit	11	8,791	-7,076	5,136
Net result for the year		-1,018,149	-846,729	-571,541
Earnings/(loss) per share - basic (DKK)	12	-23,75	-22.07	-16.91
Earnings/(loss) per share - diluted (DKK)	12	-23,75	-22.07	-16.91
Net result attributable to shareholders of Zealand Pharma A/S		-1,018,149	-846,729	-571,541

Zealand Pharma ∞ Annual Report 83

Consolidated financial statements

Consolidated statements of comprehensive income for the years ended
December 31, 2021, 2020 and 2019

DKK thousand	Note	2021	2020	2019
Net result for the year		-1,018,149	-846,729	-571,541
Other comprehensive income
Items that will be reclassified to income statement when certain conditions are met:
Exchange differences on translation of foreign operations		5,178	8,977	0
Comprehensive result for the year		-1,012,972	-837,752	-571,541
Total comprehensive income attributable to shareholders of Zealand Pharma A/S		-1,012,972	-837,752	-571,541

The Business overview on page 65 and the accompanying notes on pages 66 to 99 form an integral part of these financial statements.

Zealand Pharma ∞ Annual Report 84

Consolidated financial statements

Consolidated statements of financial positionas
of December 31, 2021 and 2020

DKK thousand	Note	2021	2020
Assets
Non-current assets
Intangible assets	13	53,790	57,485
Property, plant and equipment	14	86,454	85,040
Right-of-use assets	15	134,994	127,998
Other Investments	16	26,907	32,333
Deposits		12,638	16,650
Corporate tax receivable	11	1,268	1,268
Deferred tax assets	11	13,525	8,370
Prepaid expenses	20	16,457	13,117
Total non-current assets		346,033	342,261
Current assets
Inventories	18	118,436	65,040
Trade receivables	19	73,025	46,484
Prepaid expenses	20	64,626	35,156
Corporate tax receivable	11	21,562	5,500
Other receivables	21	15,802	9,942
Marketable securities	22	299,042	297,345
Cash and cash equivalents (incl cash subject to liquidity covernant)	23	1,129,103	960,221
Total current assets		1,721,596	1,419,688
Total assets		2,067,629	1,761,949
Liabilities and equity
Share capital	24	43,634	39,800
Treasury shares		-71,890	-1,700
Share premium		4,250,306	3,472,487
Currency translation reserve		14,155	8,977
Retained losses		-3,308,402	-2,290,253
Shareholders' equity		927,803	1,229,311
Borrowings	25	647,906	0
Deferred revenue	26	14,551	44,587
Other liabilities	28	18,426	16,744
Lease liabilities	15	124,626	116,047
Non-current liabilities		805,509	177,378

Trade payables		64,558	70,384
Corporate tax payables		0	30,394
Lease liabilities	15	14,897	14,072
Deferred revenue	26	53,033	53,182
Rebate and product return liabilities	27	28,695	36,673
Other liabilities	28	173,134	150,555
Current liabilities		334,317	355,260
Total liabilities		1,139,826	532,638

Total shareholders' equity and liabilities		2,067,629	1,761,949

Zealand Pharma ∞ Annual Report 85

Consolidated financial statements

Consolidated statements of cash flows for the years
ended December 31, 2021, 2020 and 2019

DKK thousand	Note	2021	2020	2019
Net result for the year		-1,018,149	-846,729	-571,541
Bargain purchase	31	0	-36,395	0
Adjustments for other non-cash items	33	47,615	143,138	9,207
Change in working capital	34	-166,325	97,818	10,873
Interest received		0	895	5,413
Interest paid		-3,296	-4,562	-3,390
Deferred revenue	26	-30,185	-42,881	139,890
Income tax paid/received		-41,631	0	93
Cash flow from operating activities		-1,211,971	-688,716	-409,455
Acquisition of Valeritas business, net of cash acquired	31	0	-167,791	0
Change in deposits		4,012	-3,972	-6,250
Purchase of other investments and marked securities	16	0	0	-22,803
Purchase of property, plant and equipment	14	-22,133	-25,044	-21,036
Purchase of intangible assets	13	0	0	-2,480
Sale of property, plant and equipment		0	0	25
Dividends on securities		0	0	878
Cash flow from investing activities		-18,121	-196,807	-51,666
Proceeds from issuance of shares related to exercise of share based compensation	24	26,070	41,363	52,468
Proceeds from issuance of shares	24	748,975	791,503	645,145
Purchase of treasury shares	24	-28,590	0	0
Proceeds from borrowings	35	647,906	0	0
Costs related to issuance of shares	24	-46,895	-42,706	-14,444
Lease installments	15	-14,715	-29,219	-8,689
Cash flow from financing activities		1,332,751	760,941	674,480
Decrease/increase in cash and cash equivalents		102,659	-124,582	213,359
Cash and cash equivalents at beginning of period	23	960,221	1,081,060	860,635
Exchange rate adjustments		66,223	3,743	7,066
Cash and cash equivalents at end of period	23	1,129,103	960,221	1,081,060

Zealand Pharma ∞ Annual Report 86

Consolidated financial statements

Consolidated statements of changes in shareholders' equityat
December 31, 2021, 2020 and 2019

	Share	Treasury	Share	Translation	Retained
DKK thousand	capital	shares	premium	reserve	losses	Total
Equity at January 1, 2021	39,800	-1,700	3,472,487	8,977	-2,290,253	1,229,311
Other comprehensive income	0	0	0	5,178	0	5,178
Net result for the year	0	0	0	0	-1,018,149	-1,018,149
Treasury shares	0	-70,190	0	0	0	-70,190
Share based compensation	0	0	53,504	0	0	53,504
Capital increases	3,834	0	771,211	0	0	775,045
Cost related to capital increases	0	0	-46,895	0	0	-46,896
Equity at December 31, 2021	43,634	-71,890	4,250,307	14,155	-3,308,402	927,803
Equity at January 1, 2020	36,055	-1,700	2,651,842	0	-1,443,524	1,242,673
Other comprehensive income	0	0	0	8,977	0	8,977
Net result for the year	0	0	0	0	-846,729	-846,729
Share based compensation	0	0	30,485	0	0	30,485
Capital increases	3,745	0	832,866	0	0	836,611
Cost related to capital increases	0	0	-42,706	0	0	-42,706
Equity at December 31, 2020	39,800	-1,700	3,472,487	8,977	-2,290,253	1,229,311
Equity at January 1, 2019	30,787	-1,700	1,959,177	0	-871,983	1,116,281
Other comprehensive income	0	0	0	0	0	0
Net result for the year	0	0	0	0	-571,541	-571,541
Share-based compensation	0	0	14,764	0	0	14,764
Capital increases	5,268	0	692,345	0	0	697,613
Cost related to capital increases	0	0	-14,444	0	0	-14,444
Equity at December 31, 2019	36,055	-1,700	2,651,842	0	-1,443,524	1,242,673

Zealand Pharma ∞ Annual Report 87

Consolidated financial statements

Business overview

Zealand Pharma A/S (Nasdaq: ZEAL) (“Zealand”, the “Company”, the “Group”, “Zealand” and “we”) is a biotechnology company focused on the discovery, development, and commercialization of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market and three candidates are in late-stage development. In addition, license collaborations with Boehringer Ingelheim and AstraZeneca create opportunities for more patients to potentially benefit from Zealand-invented peptide investigational agents currently in development. Zealand was founded in 1998 in Copenhagen, Denmark, and has presence throughout the U.S. that includes key locations in Boston, and Marlborough (MA).

In April 2020, we acquired substantially all of the medical technology business from Valeritas Holdings, Inc. Refer to note 31.

Company summary	Domicile	Owner-ship	Voting rights
Zealand Pharma A/S subsidiaries
ZP Holding SPV K/S	Denmark	100%	100%
ZP General Partner 1 ApS	Denmark	100%	100%
Zealand Pharma US Inc.	United States	100%	100%
Encycle Therapeutics Inc.	Canada	100%	100%
ZP SPV 3 K/S	Denmark	100%	100%
ZP General Partner 3 ApS	Denmark	100%	100%
ZP Holding SPV K/S subsidiaries
ZP SPV 1 K/S	Denmark	100%	100%
ZP General Partner 2 ApS	Denmark	100%	100%
Zealand Pharma US Inc. subsidiary
Zealand Pharma California US, LLC.	United States	100%	100%

Zealand Pharma ∞ Annual Report 88

Notes

Note 1 – Significant accounting policies, and significant accounting estimates and assessments

Significant accounting policies

Basis of preparation

The consolidated financial statements of Zealand have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the EU and additional requirements under the Danish Financial Statements Act (class D).

The Board of Directors considered and approved the 2021 Annual Report of Zealand on March 10, 2022. The Annual Report will be submitted to the shareholders of Zealand for approval at the Annual General Meeting on April 6, 2022.

The consolidated financial statements are presented on a historical cost basis, except for certain financial assets and liabilities measured at fair value.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique.

For financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and on the significance of the inputs to the fair value measurement as a whole. The inputs are described as follows:

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date
●	Level 2 inputs are inputs, other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
●	Level 3 inputs are fair value measures derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The consolidated financial statements are presented in Danish kroner (DKK), which is the functional cur-rency of the Parent Company.

In the narrative sections of the financial statements, comparative figures for 2020 and 2019 are shown in brackets if not indicated otherwise.

Implementation of new and revised standards and interpretations

Management has assessed the impact of new or amended and revised accounting standards and inter-pretations (IFRSs) issued by the IASB and IFRSs endorsed by the EU effective on or after 1 January 2021. It is assessed that application of amendments effective from 1 January 2021 has not had a material impact on the consolidated financial statements for 2021. Furthermore, Management does not anticipate any significant impact on future periods from the adoption of these amendments.

Zealand Pharma ∞ Annual Report 89

Notes

Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued)

Standards and interpretations issued, but not yet applied

IASB has issued a number of new and amended standards which are not yet effective. None of these new standards or amendments are expected to impact the Group.

Accounting policies

The accounting policies are unchanged from last year. The accounting policies for specific line items and transactions are included in the respective notes to the financial statements except for basis and princi-ples of consolidation, foreign currency translation, classification of income statement, segment reporting, classification of financial assets and the cash flow statement, which are included below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities (including structured entities) controlled by the Company and its subsidiaries. Control is achieved when the Company:

●	has power over the investee;
●	is exposed, or has rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power to affect its returns.

The Company reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Principles of consolidation

The consolidated financial statements are prepared on the basis of the financial statements of the parent company and the individual subsidiaries, which are based on uniform accounting policies and account-ing periods in all Group entities. Consolidation of Group entities is performed after elimination of all intra Group transactions, balances, income and expenses.

Functional currency

A functional currency is determined for each Group entity.The functional currency is the currency used in the primary financial environment in which the individual Group entity operates.

Foreign currency translation

Transactions denominated in currencies other than the transacting entity's functional currency are trans-lated at the exchange rates on the transaction dates.

Exchange differences arising between the rate on the transaction date and the rate on the payment day are recognized in the income statement as financial income or financial expenses.

Receivables, payables and other monetary items denominated in foreign currencies that have not been settled at the statement of financial position date are translated by applying the exchange rates at the statement of financial position date. Differences arising between the rate at the statement of financial position date and the rate at the date on which the receivable or payable arose are recognized in the income statement as financial income and financial expenses.

Zealand Pharma ∞ Annual Report 90

Notes

Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued)

Recognition in the consolidated financial statements

On preparation of the consolidated financial statements, the income statements of entities with a func-tional currency different from DKK are translated at the average exchange rate for the period, and balance sheet items are translated at the exchange rate ruling at the reporting date.

Foreign exchange differences arising on translation of the equity of foreign entities and on translation of receivables considered part of net investment are recognized directly in other comprehensive income.

Foreign exchange differences arising on the translation of income statements from the average exchange rate for the period to the exchange rate ruling at the reporting date are also recognized in other compre-hensive income. Adjustments are presented under a separate translation reserve in equity.

Materiality in financial reporting

In preparing the Annual Report, Management seeks to improve the information value of the consolidated financial statements, the notes to the statements and other measures disclosed by presenting the infor-mation in a way that supports the understanding of the Group’s performance in the reporting period.

This objective is achieved by presenting fair transactional aggregation levels at line items and other financial information, emphasizing information that is considered of material importance to the user and making relevant rather than generic descriptions throughout the Annual Report.

All disclosures are made in compliance with the International Financial Reporting Standards, the Danish Financial Statements Act and other relevant regulations, ensuring a true and fair view throughout the Annual Report.

Consolidated financial statements

Income statement

The expenses recognized in the income statement is presented as an analysis using a classification based on their function.

Segment reporting

The Group is managed by a Corporate Management team reporting to the Chief Executive Officer. The Corporate Management team, including the Chief Executive Officer, represents the chief operating decision maker (CODM). No separate business areas or separate business units have been identified in connection with line of business, product candidates or geographical markets. Consequently, there is no segment reporting concerning business areas.

Statement of financial position

Financial assets

Financial assets include receivables, marketable securities and cash. Financial assets are divided into cate-gories of which the following are relevant for the Group:

1.	Financial assets at amortized cost comprising of receivables with contractual cash flows solely comprising of payment of principal and interest and which are held for the purpose of collecting the contractual cash flow.

Zealand Pharma ∞ Annual Report 91

Notes

Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued)

2.	Financial assets at fair value through the income statement, which are marketable securities catego-rized as equity instruments are held for trading and classified at fair value through profit and loss.
3.	Equity investments. These investments are measured at fair value through the profit and loss.

Financial assets are assigned to the different categories by Management on initial recognition, depending on the cash flow characteristics and purpose for which the assets were acquired. All financial assets are recognized on their settlement date. All financial assets other than those classified at fair value through the profit and loss are initially recognized at fair value, plus transaction costs.

Financial liabilities

Financial liabilities include borrowings, trade payables and certain other payables. Financial liabilities are divided into categories of which the following are relevant for the Group:

1. Financial liabilities at amortised cost.

Borrowings:

On initial recognition, borrowings are evaluated for the existence of non-closely related embedded de- rivatives, i.e. cash flows or potential cash flows whose economic characteristics and risks are not closely related to the economic characteristics and risks in the debt host contract. The cash flows attributable to such non-closely related embedded derivatives are separated and accounted for as derivative financial instruments.

On initial recognition borrowings are measured at fair value which is generally equal to the proceeds received. Fair value is allocated between the debt host contract and, if applicable, an embedded deriva- tive. Transaction costs attributable to the debt host contract are deducted from the initial fair value and amortised over the term of the loan as part of the effective interest rate on the loan. Transaction costs attributable to a non-closely related embedded derivatives are expensed on initial recognition.

Loan commitments are not accounted for. Lender fees and transaction costs attributable to uncondi- tional loan commitments are treated as prepaid transaction costs if the Group expect to draw down on the facility. If the Group has no specific plans for draw down on the loan commitment, the transaction costs are amortised over the commitment period.

If a loan commitment is subject to meeting certain conditions, it is considered an unconditional loan commitment if the Group considers it probable that the conditions will be met.

Statement of cash flows

The cash flow statement is prepared in accordance with the indirect method on the basis of the net result for the year. The statement shows the cash flows broken down into operating, investing and financing ac-tivities, cash and cash equivalents at the beginning and end of the year, and the impact of the calculated cash flows on cash and cash equivalents. The cash flow statement cannot be derived directly from the balance sheet and income statement.

Cash flows in foreign currencies are translated into Danish kroner at the exchange rate on the transaction date.

Cash flow from operating activities

Cash flow from operating activities is presented indirectly and is calculated as the net operating result adjusted for depreciation and amortization, sale of royalties, non-cash operating items, changes in net working capital, financial items paid, bargain purchase gain, and income tax benefits received and paid.

Zealand Pharma ∞ Annual Report 92

Notes

Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued)

Cash flow from investing activities

Cash flow from investing activities includes cash flows from the sale of future royalties and milestone relating to the Sanofi license, purchase and sale of property, plant and equipment, investments and de-posits, net cashflow from acquisition of Valeritas activities, as well as transfers to and from restricted cash related to the royalty bond.

Cash flow from financing activities

Cash flow from financing activities includes proceeds from issuance of new ordinary shares, proceeds from issuance of shares related to exercise of sharebased compensation. and related costs, finance lease installments, loan financing and purchase of treasury shares.

Cash and cash equivalents

Cash and cash equivalents comprise cash and bank balances. Cash and cash equivalents are instruments with original maturities of 90 days or less. The Company does not have any cash equivalents for the years ended December 31, 2021, 2020 or 2019.

Information on COVID-19

Our business, operations and clinical studies were, of course, impacted by the effects of COVID-19. Although our clinical studies continued without interruption during 2021, there were delays and increased total costs arising from the implications of COVID-19.

However, we have not recognized any write-offs, impairments of assets, or losses to onerous contracts due to COVID-19.

The COVID-19 pandemic is also having an effect on other aspects of our business, including: our third-party manufacturers, and other third parties; albeit with no material effect or impact. The COV-ID-19 pandemic may, in the long-term, affect the productivity of our staff; our ability to attract, integrate, manage and retain qualified personnel or key employees; our global supply chains and relationships with vendors and other parties; significant disruption of global financial markets; and reduced ability to secure additional funding. We continuously monitor the COVID-19 pandemic and its potential impact on our business and financials.

Significant accounting estimates and judgements

The preparation of the consolidated financial statements requires Management to make judgments and estimates that affect the reported amounts of revenues, expenses, assets and liabilities, and the accom-panying disclosures. In applying our accounting policies, Management is required to make judgements and estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recog-nized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The estimates used are based on assumptions assessed to be reasonable by Management. However, estimates are inherently uncertain and unpredictable. The assumptions may be incomplete or inaccurate, and unexpected events or circumstances may occur. Furthermore, we are subject to risks and uncertain- ties that may result in deviations in actual results compared with estimates.

Please refer to the table below to see in which note the accounting estimates and judgements are pre- sented.

Zealand Pharma ∞ Annual Report 93

Notes

Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued)

Notes including management’s estimates and judgements

	Estimates	Judgements
2 – Going concern uncertainties		X
3 – Revenue	X	X
7 – Employee incentive programs	X
27 – Rebate and product return liabilities	X	X

Additional description of Management's estimates and judgements made are described below and in note 2.

Revenue recognition (management estimate and judgement)

Revenue comprises license payments, upfront- and milestone payments, product revenue and royalty income. License payments which provide the buyer with the right to use the license as it exists at the date of transfer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license. Upon entering into agreements with multiple components, Management determines whether individual components are distinct, which is the case if the buyer can obtain benefits from the goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as a single performance obligation. When entering into licensing and development agreements, a critical judgment relates to whether the custom-er could continue development of the Intellectual Property (IP) to the stage promised by Zealand under the promise to provide R&D services. If this is not the case, the IP and the R&D services are considered a single performance obligation.

Milestone payments are related to the collaborative research agreements with commercial partners and are recognized when it is highly probable that Zealand Pharma will become entitled to the milestone which is generally when the milestone is achieved. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur.

Revenue from transactions involving the rendering of services which are consumed by the customer simultaneously with delivery is recognized along with delivery of the services.

Employee incentive programs (management estimates)

In accordance with IFRS 2, Share-based Payment, the fair value of the warrants classified as equity settled is measured at the grant date and recognized as an expense in the income statement over the vesting pe- riod. The fair value of each warrant granted during the year is estimated using the Black– Scholes option pricing model. This requires the input of subjective assumptions such as:

●	The expected stock price volatility, which is based on the historical volatility of Zealand’s share price
●	The selection of the risk-free interest rate, which is determined as the interest rate on Danish government bonds with a maturity equal to the expected term
●	The duration of the warrants, which is assumed to be until the middle of the exercise period

The total fair value of the warrants is recognized in the income statement over the vesting period. An adjustment is made to reflect an expected attrition rate during the vesting period. The attrition rate is re-estimated at year-end based on the historical attrition rate resulting in recognition of an expense equal to grant date fair value of the number of warrants which actually vest.

Rebate and product return liabilities (management estimate and judgement)

Liabilities regarding sales rebates and discounts granted to government agencies, wholesalers, retail phar- macies, managed care and other customers are recorded at the time the related revenues are recorded or when the incentives are offered.

Zealand Pharma ∞ Annual Report 94

Notes

Note 1 – Significant accounting policies, and significant accounting estimates and assessments (continued)

For both managed care rebates and the Medicare part D rebates, the key assumptions relate to the rebate percentages by each pharmacy as determined in each pharmacy's contract with the Company and forecasted number of prescriptions that will be filled by each pharmacy (referred to as payor mix). For co-pay card redemptions, the key assumptions relate to expected settlement rate for sales units remain- ing in the channel that have yet to be presented under co-pay terms. These assumptions are made based on historical actuals, which are used to estimate forecasted trends, including payor mix and settlement rates, which are used to estimate the expected settlement of managed care rebates and Medicare part D rebates, and co-pay card redemption, and the specific terms in the individual agreements. Unsettled rebates are recognized as liabilities when the timing or amount is uncertain. Where absolute amounts are known, the rebates are recognized as accruals. Please refer to note 27 for further information on sales rebates and liabilities.

iXBRL reporting

Zealand Pharma is required to file its annual report in the European Single Electronic Format (‘ESEF’) and The Annual Report is therefore prepared in the XHTML format that can be displayed in a standard brows-er. The primary statements in the consolidated financial statements are tagged using inline eXtensible Business Reporting Language (iXBRL). The iXBRL tags comply with the ESEF taxonomy, which is included in the ESEF Regulation and developed based on the IFRS taxonomy published by the IFRS Foundation.Where a financial statement line item is not defined in the ESEF taxonomy, an extension to the taxono- my has been created. Extensions are anchored to elements in the ESEF taxonomy, except for extensions which are subtotals. The Annual Report submitted to the Danish Financial Supervisory Authority consists of the XHTML document together with certain technical files, all included in a file named 549300ITB- B1ULBL4CZ12-2021-12-31-en.zip.

Zealand Pharma ∞ Annual Report 95

Notes

Note 2 – Going Concern uncertainties

The Company monitors its funding position on a monthly basis to ensure that it has access to sufficient li- quidity to meet its forecasted cash requirements. Analyses are run to reflect different scenarios including, but not limited to, cash runway, human capital resources and pipeline priorities in order to identify liquid- ity risk and enable Management and the Board of Directors to prepare for new financing transaction and/ or take relevant expense management activities to allow the Company to continue as a going concern.

As of the date of these financial statements the Company, with it's current strategic plans, anticipates that the current cash position and the cash requirements per the 2022 Annual Budget will provide a positive cash runway until April 2023 but will exceed the terms of liquidity covenant as part of the Oberland Note Purchase Agreement and hence, a working capital deficit in September 2022 without additional financing and/or cost reductions. While reviewing the Company's strategic plans and priorities, Management and the Board of Directors are working on extending the cash runway by means of new additional funding for the Company, either through issuance of shares, issuance of debt instruments, establishment of royalty arrangements, divestments, expense management activities or a combination of such, and on this basis believes it is probable that sufficient resources will be obtained in due time prior to the end of September 2022 to enable the Company to continue its activities as planned well into 2023. On this basis Manage- ment has prepared the financial statements based on a going concern assumption.

Since such new source of funding is not obtained of the date of these financial statements, substantial doubt regarding going concern exist, and therefore the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Note 3 – Revenue

Accounting policies

Revenue comprises milestone payments, license payments and sale of goods.

Milestone and license payments

Milestone payments related to the collaborative research agreements with commercial partners are recognized when it is highly probable that Zealand Pharma will become entitled to the milestone which is generally when the milestone is achieved. Royalty income from licenses is based on third-party sales of licensed products and is recognized in accordance with contract terms in the period in which the sales occur.

License payments which provide the buyer with the right to use the license as it exists at the date of trans-fer are recognized upon transfer of the associated licensing rights at the point at which the buyer obtains the right to use the license.

Upon entering into agreements with multiple components, Management determines whether individual components are distinct, which is the case if the buyer can obtain benefits from the goods or service and the promise is distinct within the context of the contract. If no individual components are distinct, the contract is treated as having a single performance obligation.

Revenue from Alexion (license and collaboration agreement)

Revenue is recognized based on the percentage of completion of the R&D services, which is estimated based on the expenses incurred during that period compared to planned service periods and budgetted costs. Zealand applies the output based method (budget cost) when determining the timing of satisfac-tion of performance obligations as the development services are performed by an indeterminate number of acts over the development timeline.

Zealand Pharma ∞ Annual Report 96

Notes

Note 3 – Revenue (continued)

Product sales

Product sales represent net invoice value less estimated sales rebates and product returns, which are considered to be variable consideration and include significant estimates. Sales are recognised when the control of the goods has been transferred to a third party. This is usually when title passes to the customer, either on shipment or on receipt of goods by the customer, depending on local trading terms. In markets where returns are significant, estimates of returns are accounted for at the point revenue is recognised. Revenue is not recognised in full until it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur.

Recognized revenue can be specified as follows for all agreements and product sales:

DKK thousand	2021	2020	2019
Boehringer Ingelheim International GmbH	22,311	149,120	0
Alexion Pharmaceuticals Inc.	30,185	42,881	38,021
Protagonist Therapeutics, Inc.	25,381	0	0
Sanofi-Aventis Deutschland GmbH	30,669	0	0
Undisclosed counterpart	0	0	3,312
Total license and milestone revenue	108,546	192,001	41,333
Gross product sales	354,599	303,658	0
Sales rebates	-157,016	-133,924	0
Returns and sales reductions	-13,562	-8,421	0
Total net product sales	184,021	161,313	0
Total revenue	292,567	353,314	41,333
Total revenue recognized over time	30,185	42,881	38,021
Total revenue recognized at a point in time	262,382	310,433	3,312

Revenue from Boehringer Ingelheim (BI)

In 2021, we recognized DKK 22.3 million (2020: DKK 149.1 million) as income from milestone payments.

Revenue from Alexion

In 2021, we recognized DKK 30.2 million (2020: DKK 42.9 million and 2019: DKK 38.0 million) as income from the license, research and development agreement signed in March 2019 reflecting the progress on the lead project. Under the agreement DKK 67.6 million is accounted for as deferred revenue at Decem-ber 31, 2021.

In 2019, DKK 0.6 million of other revenue is recognized related to other projects with Alexion.

Revenue from Protagonist Therapeutics Inc.

In 2021, we recognized DKK 25.4 million as a milestone payment (2020 and 2019: DKK 0.0 million).

Revenue from other agreements

In 2021 and 2020, we recognized zero revenue from other agreements.

In 2019, we recognized DKK 3.3 million in revenue from a license option payment from an undisclosed counterpart relating to a Material Transfer Agreement.

Zealand Pharma ∞ Annual Report 97

Notes

Note 3 – Revenue (continued)

Revenue from Sanofi

In 2021, we recognized DKK 30.7 million as a milestone payment. No revenue was recognized in 2020 or 2019.

Revenue from product sales

Revenue in 2021 of DKK 184.0 million from sale of goods comprise our current two products, V-Go and Zegalogue. In 2020, we recognized DKK 161.3 million as net sales from goods sold generated from our V-Go product. The rights to the V-Go product was acquired on April 2, 2020 as part of the business combination described in note 31. Thus revenue from sale of the V-Go product recognized in 2020 solely relates to the period April 2 - December 31.

Information about Geographical Areas

Net revenue in Germany comprises DKK 53.0 million (2020: DKK 149.1 million) in milestone revenue and net revenue in United States comprise DKK 239.6 million (2020: DKK 204.2 million) including license revenues and sale of goods. No other country accounts for more than 10% of the net total sales. In 2021 we had 3 significant customers with revenue from sale of goods. Customer A, amounted to DKK 67.2 million (2020: DKK 60.6 million), Customer B amounted to DKK 52.8 million (2020: DKK 48.4 million) and Customer C DKK 45.0 million (2020: DKK 37.7 million).Of the Company’s non-current assets, which comprise intangible assets, property, plant and equipment, right-of-use assets and prepayments, DKK 184.8 million is located in Denmark and DKK 106.9 million in United States.

Accounting treatment for the Alexion Pharmaceuticals, Inc. Agreement

In March 2019, Zealand entered into a license, research and development agreement with Alexion Phar-maceuticals, Inc. (Alexion) to develop novel therapies to treat complement mediated diseases. This agree-ment provided Zealand an immediate cash injection as well as further external validation of Zealand’s peptide platform.

The collaboration with Alexion is not limited to the project C3 but offers the potential to work on identi-fication of peptide inhibitors to up to three additional components of the complement cascade. Zealand will have responsibility for the C3 project and other targets up to IND and Alexion will then progress the peptides into clinical development.

Under the Alexion license, research and development agreement, Zealand has received an upfront non-refundable payment of USD 25 million for the C3 program and a concurrent USD 15 million equity investment in Zealand at a premium to the market price. The agreement also provides the potential for development-related milestones of up to USD 115 million, as well as up to USD 495 million in sales-re-lated milestones and high single- to low double-digit royalty payments. The 3 additional programs will provide further non-refundable upfront payments (USD 15 million each), development and sales mile-stone and royalties.

The non-refundable up-front fee was allocated to the combined license, research and development ser- vices, and is being recognized as revenue along with provision of the research and development services under the lead program. Expenses to provide the services is being recognized when incurred. Further, the premium over the market share price on the Zealand shares subscribed by Alexion, DKK 12.7 million, is attributed to the Agreement as further consideration and consequently also recognized over the period over which the R&D services are provided. Alexion has paid USD 40 million, corresponding to DKK 262.9 million that as of December 31, 2019 has affected equity by DKK 85.6 million, deferred revenue by DKK 139.9 million, and revenue by DKK 37.4 million in 2019. Hence the cash flow from operating activities was DKK 177.3 million and the cash flow from financing activities was DKK 85.6 million.

In 2021 revenue of DKK 30.2 million (2020: DKK 42.9 million and 2019: DKK 38.0 million) was recognized.

Milestone payments, if any, will be recognized as revenue when the relevant milestones are achieved as they relate to performance obligations already satisfied at this stage. Royalty payments, if any, will be recognized along with the underlying sales.

Zealand Pharma ∞ Annual Report 98

Notes

Note 3 – Revenue (continued)

Significant judgement applied (performance obligations and revenue recognition)

Determination of whether the license transferred and the research and development services constitute separate performance obligations, or form part a single performance obligation comprising a combined output has a significant impact on the accounting treatment. Zealand has applied significant judgment to determine whether the promised services are distinct and concluded that Alexion cannot benefit from the license alone. It is Zealand assessment that the R&D services under this agreement requires specif-ic Zealand know-how and expertise which cannot be easily identified or sourced externally. Therefore, Alexion would not in the absence of the contractual provisions have had the practical ability to engage a third-party R&D service provider to provide the agreed R&D services.

Judgments and estimates in respect of output is made when entering the agreement and is based on research and development budgets and plans. The planned service periods (output) and budget costs for the respective research and development projects are assessed on an ongoing basis. If the expected service period is changed significantly, this will require a reassessment.

All Zealand’s revenue-generating transactions have been subject to such evaluation by management. As the nature of the collaboration with Alexion may affect the accounting treatment of the agreement, Zealand has considered whether the agreement takes the form of a collaborative partnership with Alexion rather than a customer-vendor agreement. After consideration of all facts and circumstances, Zealand has assessed that the agreement takes the form of a customer-vendor relationship. Accordingly, the agreement is treated under the guidelines of IFRS 15 Revenue from Contracts with Customers.

As any additional programs are optional and paid for separately, they are not considered part of the initial agreement. It has been considered whether the options for additional components represent a material right and, thus, a separate performance obligation under the initial agreement to which a portion of the initial upfront payment should be allocated. Zealand has determined that the probability of exercising the option is low and in combination with the fact that the development is significantly less advanced than the lead target, we have determined that the options do not represent a material right.

Accounting treatment for revenue from product sales

Revenue from sale of goods is recognized at a point in time when control of the goods is transferred to the customer and recorded net of adjustments for managed care rebates, wholesale distributions fees, cash discounts, prompt pay discounts, and co-pay card redemptions, all of which are established at the time of sale.

In order to prepare the consolidated financial statements, the company is required to make estimates regarding the amounts earned or to be claimed on the related product sales, including the following:

●	Managed care and Medicare rebates, which are based on the estimated end user pay or mix and related contractual rebates;
●	Distribution fees, prompt pay discounts and other discounts, which are recorded based on specified payment terms, and which vary by customer and other incentive programs; and
●	Co-pay card redemption charges which are based on the net transaction costs of prescriptions filled via a company-subsidized card program and other incentive programs.

Zealand believes rebates and co-pay card redemptions related to sales in the U.S. are complex in nature and establishing appropriate provisions requires assessment of multiple factors as well as significant judgement and estimation by management as not all conditions are known at the time of sale.

The Group has concluded that it is the principal in which revenue arrangements since it controls the goods before transferring them to the customer.

Zealand Pharma ∞ Annual Report 99

Notes

Note 3 – Revenue (continued)

We record allowances for product returns as a reduction of revenue at the time product sales are record- ed. Several factors are considered in determining whether an allowance for product returns is required, including the customers' return rights and our historical experience with returns and the amount of prod- uct sales in the distribution channel not consumed by patients and subject to return. Management replies on historical return rates to estimate returns. In the future, as any of these factors and/or the history of product returns change, adjustments to the allowance for product returns will be reflected.

Accounting for the Sanofi License Agreement

All future royalties and all but up to DKK 98.4 million (USD 15 million) of future milestone payments relat-ing to the Sanofi License Agreement were sold to Royalty Pharma in September 2018.

In 2021, Zealand Pharma received a milestone of DKK 30.7 million (USD 5.0 million. None in 2020 or 2019), and as of December 31, 2021, there is one milestone that remains outstanding for DKK 65.6 million (USD 10 million). Outstainding as of December 31, 2020 and 2019 were DKK 98.4 million (USD 15 million)

Accounting for the Boehringer Ingelheim License Agreements

In 2011, Zealand entered into a license, research and development collaboration agreement with Boehringer Ingelheim International GmbH (BI) to advance novel GLP-1/glucagon dualacting peptide receptor agonists (GGDAs) for the treatment of patients with type 2 diabetes and obesity. Under the terms of the 2011 BI License Agreement, BI paid a fixed amount per full-time employee and other costs related to all research, development and commercialization in respect of the compounds covered by the agree-ment.

Zealand is eligible to receive license and milestone payments of up to EUR 386 million, of which EUR 345 million was outstanding at December 31, 2021, related to the achievement of pre-specified development, regulatory and commercial milestones for the lead product. We are also eligible to receive tiered royalties ranging from high single-digit to low double-digit percentages on BI’s sales of all products stemming from this collaboration. In addition, we retain copromotion rights in Scandinavia.

In 2014, Zealand entered into a second global license, research and development collaboration agree-ment with BI (the 2014 BI License Agreement). This agreement pertained to a collaboration on a specific therapeutic peptide project from our portfolio of preclinical programs for a period of up to four and a half years, with the aim of developing novel drugs to improve the treatment of patients with cardiometabolic diseases. In 2015, BI selected a novel peptide therapeutic to be advanced into preclinical development under this agreement.

No product candidates out licensed to BI are currently marketed, and accordingly we have not received any royalty payments to date under our licensing agreements with BI.

Milestone payments are recognized as revenue when the relevant milestones are achieved.

Note 4 - Royalty expenses

   Accounting policies

Royalty expenses comprise contractual amounts payable to third parties that are derived from milestone payments. Royalty expense is recognized in the income statement when the related payments and mile- stone events in the corresponding collaboration agreements materialize.

We have agreed to pay some of our revenue in deferred payments or royalties to third parties. At the time of the dissolution of a former joint venture with Elan Corporation, plc (Elan) and certain of its subsidiaries that were party to the joint venture agreement with us, we agreed to pay royalties to Elan - now Alkermes plc, as successor in interest to a termination agreement between us and the Elan entities - including 13% of future payments we receive in respect of lixisenatide under the Sanofi License Agreement.

Zealand Pharma ∞ Annual Report 100

Notes

Note 4 - Royalty expenses (continued)

In addition, we have agreed to pay a royalty of 0.5% of the total amounts we receive in connection with our SIP-modified peptides, including lixisenatide, to one of the inventors of our SIP technology, who is one of our employees. The royalty to be paid to this inventor is calculated on the basis of all the amounts we receive, including license payments, milestone payments and sales. In 2021, 2020 and 2019, the royal- ty expenses relate to mentioned inventor.

Note 5 - Research, development, sales, marketing and administrative expenses

   Accounting policies

Research expenses comprise salaries, share-based compensation, contributions to pension schemes and other expenses, including patent expenses, as well as depreciation and amortization directly attributable to the Group’s research activities. Research expenses are recognized in the income statement as incurred.

Development expenses comprise salaries, share-based compensation, contributions to pension schemes and other expenses, including depreciation and amortization, directly attributable to the Group’s devel-opment activities. Development expenses are recognized in the income statement as incurred, except where the capitalization criteria are met.

No indirect costs that are not directly attributable to research and development activities are included in the disclosure of research and development expenses recognized in the income statement. Overhead expenses have been allocated to research and development or administrative expenses based on the number of employees in each department, determined according to the respective employees’ associat-ed undertakings.

Research and development expenses

A development project involves a single product candidate undergoing a large number of tests to demonstrate its safety profile and its effect on human beings, prior to obtaining the necessary final approval for the product from the appropriate authorities. The future economic benefits associated with the individual development projects are dependent on obtaining such approval. Considering the signif-icant risk and duration of the development period for biological products, Management has concluded that whether the intangible asset will generate probable future economic benefits cannot be estimated with sufficient certainty until the project has been finalized and the necessary final regulatory approval of the product has been obtained. Accordingly, Zealand has not recognized such assets at this time, and all research and development expenses are therefore recognized in the income statement when incurred.

Capitalization of development costs assumes that, in the Group’s opinion, the development of the technology or the product has been completed, all necessary regulatory and public registrations and marketing approvals have been received, and expenses can be reliably measured. Furthermore, it must be established that the technology or the product can be commercialized and that the future income from the product can cover not only the production, selling and administrative expenses but also development expenses. Zealand has not capitalized any development expenses in 2021, 2020 or 2019.

DKK thousand	2021	2020	2019
Staff costs, cf. note 7	-239,512	-204,210	-178,089
Depreciation and impairment losses, property, plant and equipment and right-of-use assets, cf. note 13-15	-20,636	-17,417	-4,422
Other external research and development costs	-328,305	-382,454	-378,912
Total research and development costs	-588,453	-604,081	-561,423

Zealand Pharma ∞ Annual Report 101

Notes

Note 5 - Research, development, sales, marketing and administrative expenses (continued)

Sale and Marketing expenses

Sales and marketing expenses include expenses for sales personnel and expenses related to company premises in the US used for sales activities. Other significant expenses include product demonstration samples, trade show expenses, professional fees for our contracted customer support center and other consultants, insurance, facilities and information technology expenses. Overhead expenses have been allocated to sales and marketing expenses according to the number of employees in each department, based on the respective employees’ associated undertakings.

DKK thousand	2021	2020	2019
Staff costs, cf. note 7	-145,245	-130,568	0
Depreciation and impairment losses, property, plant and equipment and right-of-use assets, cf. note 13-15	-92	-640	0
Other external sale and marketing costs	-229,932	-154,048	0
Total Sale and Marketing expenses	-375,269	-285,256	0

Administrative expenses

Administrative expenses include expenses for administrative personnel, expenses related to compa-ny premises, depreciation on tangible assets and right-of-use assets, investor relations, etc. Overhead expenses have been allocated to research and development or administrative expenses according to the number of employees in each department, based on the respective employees’ associated undertakings.

DKK thousand	2021	2020	2019
Staff costs, cf. note 7	-127,630	-78,639	-40,141
Depreciation and impairment losses, property, plant and equipment and right-of-use assets, cf. note 13-15	-4,390	-5,042	0
Other external administrative costs	-128,967	-119,089	-27,740
Total Administrative expenses	-260,987	-202,770	-67,881

Note 6 - Fees to auditors appointed at the Annual General Meeting

DKK thousand	2021	2020	2019
Audit	7,879	5,941	1,847
Audit-related services and other assurance engagements	721	1,002	1,731
Other	0	0	12
Total fees	8,600	6,943	3,590

The fee for audit-related services and other assurance engagements and other services provided to the Group by EY Godkendt Revisionspartnerselskab in 2021 and 2020 consisted of Audit of Annual Report, Audit of 20-F SEC filing, including SOX 404b attestation procedures, quarterly reviews, other auditor’s reports on various statements for public authorities, and other accounting advisory services. (Deloitte Statsautoriseret Revisionspartnerselskab in 2019).

Zealand Pharma ∞ Annual Report 102

Notes

Note 7 - Information on staff and remuneration

   Accounting policies

The value of services received as consideration for granted warrants is measured at the fair value of the warrant. The fair value of equity settled share-based compensation is determined at the grant date and is recognized in the income statement as employee benefit expense over the period in which the warrants vest. The offsetting entry to this is recognized under equity. An estimate is made of the number of war- rants expected to vest. Subsequently, an adjustment is made for changes in the estimate of the number of warrants, which will vest, so the total expense is equal to fair value of the actual number of warrants which vest. The fair value of warrants granted is estimated using the Black–Scholes pricing model and Monte Carlo model in programs with value caps whereas the average share price prior to grant is used for RSU and PSUs.

DKK thousand	2021	2020	2019

Total staff costs can be specified as follows:
Wages and salaries	410,007	337,295	175,104
Share-based compensation	53,737	30,485	14,764
Pension schemes (defined contribution plans)	23,993	16,716	13,430
Other payroll and staff-related costs	54,541	37,241	14,932
Total staff costs	542,278	421,737	218,230
The amount is charged as:
Research and development expenses	239,512	204,210	178,089
Sale and marketing expenses	145,245	130,568	0
Administrative expenses	127,630	78,639	40,141
Cost of goods sold	20,954	3,713	0
Inventory	8,937	4,607	0
Total staff costs	542,278	421,737	218,230
Average number of employees	346	297	173

Zealand Pharma ∞ Annual Report 103

Notes

Note 7 - Information on staff and remuneration (continued)

	2021			2020			2019
	Base	Committee	Total	Base	Committee	Total	Base	Committee	Total
DKK thousand	board fees	fees	fees	board fees	fees	fees	board fees	fees	fees

Remuneration to the Board of Directors
Martin Nicklasson	999	208	1,207	750	100	850	750	100	850
Kirsten Drejer	446	208	653	500	0	500	467	0	467
Alain Munoz	308	415	723	400	50	450	400	50	450
Michael Owen	308	415	723	400	50	450	400	50	450
Bernadette Mary Connaughton	308	346	653	400	33	433	267	0	267
Jeffrey Berkowitz	308	346	653	400	50	450	267	33	300
Leonard Kruimer Jens	308	553	861	400	150	550	267	100	367
Peter Stenvang[1]	308	0	308	400	0	400	400	0	400
Gertrud Koefoed Rasmussen[1,2]	67	0	67	267	0	267	0	0	0
Frederik Barfoed Beck[1]	308	0	308	267	0	267	0	0	0
Iben Louise Gjelstrup[1]	308	0	308	267	0	267	0	0	0
Hanne Heidenheim Bak²	0	0	0	133	0	133	400	0	400
Rosemary Crane	0	0	0	0	0	0	133	17	150
Catherine Moukheibir	0	0	0	0	0	0	133	50	183
Anneline Nansen[3]	33	0	33	0	0	0	0	0	0
Total	4,009	2,491	6,497	4,584	433	5,017	3,884	400	4,284

1  Employee-elected board members; the table only includes remuneration for board work.

2  Hanne Heidenheim Bak resigned from the board in 2020 and Gertrud Koefod Rasmussen resigned from the Board in 2021.

3  Anneline Nansen joined the Board in 2021.

Zealand Pharma ∞ Annual Report 104

Notes

Note 7 - Information on staff and remuneration (continued)

The disclosed remuneration for board members excludes minor mandatory social security costs paid by the company. It also excludes reimbursed expenses incurred in connection with board meetings, such as travel and accomodation.

				Other	Share based
			Pension	short term	compensation	Severance
DKK thousand	Base salary	Bonus	contribution	benefits	expenses	payments	Total
2021
Remuneration to the Executive Management
Emmanuel Dulac[1]	5,099	3,059	1,020	243	12,182	0	21,603
Adam Sinding Steensberg²	3,056	1,193	611	286	4,829	0	9,975
Matthew Donald Dallas[3]	2,878	1,182	37	48	4,086	0	8,232
Total	11,033	5,434	1,668	577	21,097	0	39,810
Total Other Corporate Management[5]	9,022	3,429	497	564	8,319	2,772	24,602
Total	20,055	8,863	2,165	1,141	29,416	2,772	64,412

2020
Remuneration to the Executive Management
Emmanuel Dulac[1]	4,950	3,267	990	699	2,534	0	12,440
Adam Sinding Steensberg²	2,967	1,266	593	282	2,281	0	7,389
Matthew Donald Dallas[3]	2,721	1,191	36	15	1,707	0	5,670
Total	10,638	5,724	1,619	996	6,522	0	25,499
Total Other Corporate Management[5]	6,386	2,739	313	286	3,423	0	13,147
Total	17,024	8,463	1,932	1,282	9,945	0	38,646

2019
Remuneration to the Executive Management
Emmanuel Dulac[1]	3,100	9,072	620	855	832	0	14,479
Adam Sinding Steensberg²	2,807	1,032	505	269	2,304	0	6,917
Matthew Donald Dallas[3]	588	534	0	5	82	0	1,209
Britt Meelby Jensen	1,745	419	175	60	0	0	2,399
Mats Blom	655	248	66	61	1,677	0	2,707
Total	8,895	11,305	1,366	1,250	4,895	0	27,711
Total other Corporate Management[5]	6,559	2,580	389	46	1,972	0	11,546
Total	15,454	13,885	1,755	1,296	6,867	0	39,257

¹ Emmanuel Dulac was appointed as CEO at April 25, 2019.

² Former Interim CEO Adam Sinding Steensberg was appointed EVP, R&D and CMO at April 25, 2019.

³ Matthew Donald Dallas was appointed CFO at October 10, 2019.

⁴ Former CEO Britt Meelby Jensen and former CFO Mats Blom resigned from Zealand at February 28, 2019 and March 28, 2019, respectively.

⁵ Other Corporate Management in 2021 comprised three members (2020: three and 2019: three.)

Zealand Pharma ∞ Annual Report 105

Notes

Note 7 - Information on staff and remuneration (continued)

In order to motivate and retain key employees, management and board of directors and encourage the achievement of common goals for employees, management and shareholders, the Group has established this incentive plan based on RSUs, PSUs and warrants programs.

Total share-based costs split on share-based type	2021	2020	2019
PSUs	14,765	900	500
RSUs	23,701	1,100	0
Warrants	15,271	28,485	14,264
Total	53,737	30,485	14,764

Total share-based costs split on cost type	2021	2020	2019
Cost of goods sold	521	0	0
Research and development expenses	22,158	14,005	12,191
Sale and Marketing expenses	2,259	6,045	0
Administrative expenses	27,972	10,435	2,573
Inventory	827	0	0
Total	53,737	30,485	14,764

PSU programs

The number of performance share units granted in 2021 are 282,852 of which 185,162 were granted on May 12 and 97,090 on May 27. The value is determined based on the Company's share price on Nasdaq Copenhagen A/S on the day of the grant.

The programs granted in 2021 are initially valued at DKK 51.7 million (2020: DKK 3.2 million). The PSU's vest linear or gradually over 3 years.

Movement table of PSU granted shares below:

No of PSUs	2021	2020	2019
Number of shares
At January 1	19,765	19,765	0
Granted during the year	282,852	0	22,915
Vested during the year	0	0	0
Forfeited during the year	-30,856	0	-3,150
At December 31	271,761	19,765	19,765

RSU programs

The number of restricted share units granted in the period April 29 to December 7, 2021, totals 507,461. The value is determined based on the Company's share price on Nasdaq Copenhagen A/S on the day of the grant.

The programs granted in 2021 are initially valued at DKK 92.2 million (2020: DKK 6.1 million). The RSU's vest linear or gradually over 3 years.

Zealand Pharma ∞ Annual Report 106

Notes

Note 7 - Information on staff and remuneration (continued)

Movement table of RSU granted shares below:

No of RSUs	2021	2020	2019
Number of shares
At January 1	27,466	0	0
Granted during the year	507,461	27,466	0
Vested during the year	-163	0	0
Forfeited during the year	-74,675	0	0
At December 31	460,089	27,466	0

Employee warrant programs

Incentive programs have been offered in 2005, 2007 and in the 2009-2020 period. No new warrant pro- grams were issued in 2021.

	The employee
	incentive programs of
Warrant programs existing during the period	2020	2015
Maximum years of options granted	10 years	5 years
Method of settlement	equity- settled	equity- settled
2021
Outstanding at the beginning of the period	63,217	1,908,920
Granted during the period	0	0
Forfeited during the period	0	-214,348
Exercised during the period	0	-233,595
Expired during the period	0	-47,000
Outstanding at the end of the period	63,217	1,413,977
Exercisable at the end of the period	21,073	529,596
Warrants outstanding at the end of the period
Range of exercise prices	216.8	90 - 224.4
Weighted-average remaining contractual life	8.7	3.8
Number held by Executive Management	0	353,409

Zealand Pharma ∞ Annual Report 107

Notes

Note 7 - Information on staff and remuneration (continued)

	The employee
	incentive programs of
Warrant programs existing during the period	2020	2015	2010
Maximum years of options granted	10 years	10 years	5 years
Method of settlement	equity- settled	equity- settled
2020
Outstanding at the beginning of the period	0	1,647,788	42,359
Granted during the period	63,217	631,288	0
Forfeited during the period	0	-53,747	0
Exercised during the period	0	-276,409	-42,359
Expired during the period	0	-40,000	0
Outstanding at the end of the period	63,217	1,908,920	0
Exercisable at the end of the period	0	301,529	0
Warrants outstanding at the end of the period
Range of exercise prices	216.8	90.0- 224.4	101.2 - 127.1
Weighted-average remaining contractual life	9.7	4.9	0
Number held by Executive Management	0	373,409	0

Warrants exercised during the period	2021	2020
Weighted-average share price at the date of exercise	186.1	234.7
Weighted-average exercise price for warrants expired during the period	142.5	101.2
Weighted-average exercise price for warrants forfeited during the period	206.2	169.2
Weighted-average exercise price for warrants outstanding at period end	159.6	158.5

Determination of fair value of the warrants granted during the period

The exercise price is determined by the closing price of Zealand’s shares on Nasdaq Copenhagen on the day prior to the grant date. For warrants granted before April 19, 2018, the exercise price was determined by the closing price of Zealand’s shares on Nasdaq Copenhagen on the day prior to the grant date plus 10%.

Warrants granted prior to April 15, 2020 expire automatically after five years. Warrants vest either after 3 years of service, with 1/36 each month from the grant date, or with 1/3 after one year, 1/3 after two years and 1/3 after three years. The service cost is recognized over the respective vesting periods. Warrants granted from April 15, 2020 and going forward expires automatically after 10 years.

Warrants may be exercised four times a year during a four-week period starting from the date of the pub- lication of Zealand’s Annual Report or interim reports. Dividend is not expected.

For warrants granted before January 1, 2019, the volatility rate used is based on the 5-year historical vola-tility of the Zealand share price. For warrants granted after January 1, 2019, the volatility rate used is based on a historical volatility of the Zealand share price calculated as the vesting period of 3 years plus 50% of the exercise period (2020: 7 years, 2019: 2 years).

The fair value of the warrants compensation granted in 2020 was determined using the Black-Scholes and Monte Carlo model using the following inputs as at day of grant and using average fair market value for RSUs and PSUs:

Note 7 - Information on staff and remuneration (continued)

Zealand Pharma ∞ Annual Report 108

Notes

Grant year	2021	2021	2020	2020	2019	2019
Type	PSUs	RSUs	RSUs	Warrants	PSU	Warrants
Term	36 months	36 months	36 months	Up to 78 months	36 months	Up to 48 months

Weighted average				216.8		127.0
share price (DKK)	—	—	—	to 224.4	—	to 220.0
Share price at	185.9	131.2	216.8	—	138.6	—
grant date (DKK)	191.6	207.6	224.4
Exercise price (DKK)	0	0	0	224.1	0	127.0
						to 220.0
Volatility (%)	N/A	N/A	N/A	44.68	N/A	41.9
				to 46.45		to 43.5
Risk-free interest rate (%)	N/A	N/A	N/A	-0.31	N/A	-0.45
				to -0.41		to -0.63-
Exercise period to-from	N/A	N/A	N/A	Apr'21	N/A	Jun'20
				to Apr'30		to Dec'24
No granted	282,852	507,461	21,602	631,288	22,915	641,029
Cost price (DKK)	185.9-	131.2-	216.8	48.4	138.6	41.9
	191.6	207.6	to 224.4	to 95.4		to 69.5

Note 8 – Other operating income and expenses

   Accounting policies

Other operating income and expenses comprises gains from sale of intangible assets, research funding from business partners and government grants and bargain purchase gain.

Research funding is recognized in the period when the research activities have been performed and gov- ernment grants are recognized periodically when the work supported by the grant has been reported.

Bargain purchase are recognized when the purchase price allocation is finalized.Government grants are recognized when a final and firm right to the grant has been obtained. Government grants are included in Other operating income, as the grants are considered to be cost refunds.

DKK thousand	2021	2020	2019
Government grants	759	602	444
Gain from Bargain Purchase, cf. note 31	0	36,395	0
Total other operating income	759	36,997	444

Loss on retirement of fixed assets	-2,173	0	0
Total other operating expenses	-2,173	0	0

Zealand Pharma received government grants in the periods 2021, 2020 and 2019.

A bargain purchase gain of DKK 36 million was recognized in 2020 as part of the acquistion explained in note 31.

Zealand Pharma ∞ Annual Report 109

Notes

Note 9 - Financial income

   Accounting policies

Financial income includes interest from trade receivables, as well as realized and unrealized exchange rate adjustments, fair value adjustments of other investments and marketable securities and dividends from marketable securities.

Interest income is recognized in the income statement in accordance with the effective interest rate method.

DKK thousand	2021	2020	2019
Interest income from financial assets measured at amortized costs	44	895	5,413
Fair value adjustments of marketable securities, cf. note 22	1,852	0	837
Fair value adjustments of other investments, cf. note 16	0	936	2,009
Exchange rate adjustments (primarily on USD deposits)	39,315	0	5,518
Dividend, marketable securities	0	191	878
Total financial income	41,211	2,022	14,655

Note 10 - Financial expenses

   Accounting policies

Financial expenses include interest expenses, as well as realized and unrealized exchange rate adjust-ments, interest on lease obligations and fair value adjustments of securities.

Interest expense is recognized in the income statement in accordance with the effective interest rate method.

DKK thousand	2021	2020	2019
Interest expenses	-4,091	-2,895	-3,205
Fair value adjustments of marketable securities, cf. note 22	0	-2,103	0
Fair value adjustments of other investments, cf. note 16	-8,217	0	0
Other financial expenses	-3,473	-4,829	-185
Exchange rate adjustments (primarily on USD deposits)	0	-39,487	0
Total financial expenses	-15,781	-49,314	-3,390

Note 11 - Income tax

   Accounting policies

Income tax on results for the year, which comprises current tax and changes in deferred tax, is recog-nized in the income statement, whereas the portion attributable to entries in equity is recognized directly in equity.

Current tax liabilities and current tax receivables are recognized in the statement of financial position as tax calculated on the taxable income for the year adjusted for tax on previous years’ taxable income and taxes paid on account/prepaid.

Deferred tax is measured according to the statement of financial position liability method in respect of temporary differences between the carrying amount and the tax base of assets and liabilities.

Zealand Pharma ∞ Annual Report 110

Notes

Note 11 - Income tax (continued)

Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recog-nized if the temporary difference arises from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In addition, deferred tax liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidi-aries except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not be reversed in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interest are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the ben-efits of the temporary differences and they are expected to be reversed in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

This judgment is made on an ongoing basis and is based on recent historical losses carrying more weight than factors such as budgets and business plans for the coming years, including planned commercial initiatives. The creation and development of therapeutic products within the biotechnology and phar-maceutical industry is subject to considerable risks and uncertainties. Zealand Pharma Group has so far reported significant losses and, consequently, has unused tax losses. Management has concluded that deferred tax assets should not be recognized at December 31, 2021 (none recognized in 2020 or 2019),except for the US entities, which are profitable and therefore recog-nize deferred tax on the balance sheet.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is set-tled or the asset is realized, based on tax laws and rates that have been enacted or substantively enacted at the statement of financial position date. Deferred tax from business combinations is initially recognized at fair value.

Income tax receivables are recognized in accordance with the Danish tax credit scheme ‘Skattekreditord- ningen’. Companies covered by the tax credit scheme may obtain payment of the tax base of losses origi-nating from research and development expenses of up to DKK 25 million (tax value of DKK 5.5 million).

DKK thousand	2021	2020	2019
Net result for the year before tax	-1,026,940	-839,653	-576,677
Corporate tax rate in Denmark	22.0%	22.0%	22.0%
Expected tax benefit/(expenses)	-225,927	184,724	126,869
Adjustment for foreign tax rates	461	-769	0
Adjustment for non-deductible expenses	888	1,927	-947
Adjustment for non-taxable income	0	-6,844	964
Adjustment for warrants	11,573	2,387	8,664
Adjustment for R&D extra deduction	-14,379	-8,811	1,676
Adjustment to prior year	-12,602	931	0
Change in tax assets (not recognized)	231,196	-180,621	-132,090
Total income tax expense/benefit	-8,790	-7,076	5,136

Zealand Pharma ∞ Annual Report 111

Notes

Note 11 - Income tax (continued)

The above specifications related to warrants have been gathered in one line in 2021 and therefore the comparative numbers have been adjusted accordingly.

DKK thousand	2021	2020	2019

Specification of deferred tax assets:
Tax losses carried forward (available indefinitely)	2,231,049	1,281,505	681,531
Research and development expenses	842,775	732,389	460,007
Intangible assets	51,154	40,373	35,849
Non-current assets	89,414	66,419	51,677
Liabilities	126,174	188,787	139,890
Other	55,075	58,483	70,306
Total temporary differences	3,395,641	2,365,956	1,439,260
Calculated potential deferred tax asset at local tax rate	749,198	514,239	316,637
Deferred tax asset not expected to be utilized	-735,673	-505,869	-316,637
Recognized deferred tax asset	13,525	8,370	0

Under Danish tax legislation, Zealand is eligible to receive DKK 5.5 million in 2021 (DKK 5.5 million in 2020 and 2019) in tax return based on qualifying research and development expenses.

Note 12 - Basic and diluted earnings per share

   Accounting policies

Basic result per share

Basic result per share is calculated as the net result for the period that is allocated to the parent compa- ny's ordinary shares, divided by the weighted average number of ordinary shares outstanding deducted the treasury shares held by the company, cf. note 24.

Diluted result per share

Diluted result per share is calculated as the net result for the period that is allocated to the parent com- pany's ordinary shares, divided by the weighted average number of ordinary shares outstanding deducted the treasury shares, and adjusted by the dilutive effect of potential ordinary shares held by the company, cf. note 24.

Zealand Pharma ∞ Annual Report 112

Notes

Note 12 - Basic and diluted earnings per share (continued)

The result and weighted average number of ordinary shares used in the calculation of basic and diluted result per share, deducted treasury shares, are as follows:

DKK thousand	2021	2020	2019
Net result for the year	-1,018,149	-846,729	-571,541
Net result used in the calculation of basic and diluted earnings/losses per share	-1,018,149	-846,729	-571,541
Weighted average number of ordinary shares	43,192,383	38,433,923	33,866,709
Weighted average number of treasury shares	-322,988	-64,223	-64,223
Weighted average number of ordinary shares used in the calculation of basic earnings per share	42,869,395	38,369,700	33,802,486
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	42,869,395	38,369,700	33,802,486
Basic earnings/loss per share (DKK)	-23.75	-22.07	-16.91
Diluted earnings/loss per share (DKK)	-23.75	-22.07	-16.91

The following potential ordinary shares are anti-dilutive at December 31, 2021 (anti-dilutive at December 31, 2020 and dilutive December 31, 2019) and are therefore not included in the weighted average number of ordinary shares for the purpose of diluted earnings per share:

DKK thousand	2021	2020	2019

Outstanding warrants under the 2010 employee incentive program	0	0	42,359
Outstanding warrants under the 2015 employee incentive programs	1,413,977	1,908,920	1,647,788
Outstanding Restricted Share Units (RSUs) under the LTIP programs	460,089	27,466	0
Outstanding Performance Share Units (PSUs) under the LTIP program	271,761	19,765	19,765
Outstanding warrants under the 2020 employee incentive program	63,217	63,217	0
Total outstanding warrants	2,209,044	2,019,368	1,709,912

- out of which these are dilutive	0	0	0
- out of which these are anti-dilutive	2,209,044	2,019,368	1,709,912

Note 13 – Intangible assets

   Accounting policies

Separately acquired licenses, rights and patents are initially measured at cost. Licenses, rights and patents acquired in connection with the purchase of a legal entity where substantially all of the fair value of the gross assets acquired is concentrated in a single asset are considered an asset acquisition and initially recognized at cost at the acquisition date. The cost accumulation model has been applied for accounting for contingent considerations, whereby all further consideration is added when incurred, to the cost of the asset initially recorded.

Zealand Pharma ∞ Annual Report 113

Notes

Note 13 – Intangible assets (continued)

The acquired intangibles have a finite useful life and are subsequently carried at cost less accumulated amortizations using the straight-line method over the estimated useful life and impairment losses. The amortization periods are as follows:

License, rights and patents:	Amortization period will be determined once these IP rights are available for use
Intellectual property:	10 years
Physician relationship:	8 years

Amortizations will recognized in the income statement as Research & Development expenses when the intangibles are available for use based on the determined useful life. Useful lifetime is assessed continu- ously for all new acquired assets.

If circumstances or changes in Zealand's operations indicate that the carrying amount of the intangibles may not be recoverable, Management will review the intangibles for impairment. Refer to note 17.

At December 31, 2021, licenses, rights and patents comprise a right that will be included in a future devel- opment project originating from the acquisition of Encycle Therapeutics in October 2019. The useful life will be determined when the intangible asset is in the location and condition necessary for it to be capa- ble of operating in the manner intended by management, which is when the amortizations will begin.

The right has been measured based on the overall cost of the transaction less the fair value of the cash balance and trade payables also acquired. The fair value of the contingent considerations related to En- cycle Therapeutics was assessed to be zero as per the acquisition date due to Zealand applying the cost accumulation model for accounting for contingent considerations, whereby all further consideration is added when incurred, to the cost of the asset initially recorded.

Zealand Pharma ∞ Annual Report 114

Notes

Note 13 – Intangible assets (continued)

Physician relationships and IP rights acquired through business combinations are measured at fair value at the acquisition date and amortized on a systematic basis over their useful life 8 and 10 years respectively (unless the asset has an indefinite useful life, in which case it is not amortized).

	Licenses
	rights	Intellectual	Physician
DKK thousand	and patents	property	relationship
Cost at January 1, 2021	2,530	13,692	60,576
Additions	0	0	0
Currency translation	0	0	5,037
Cost at December 31, 2021	2,530	13,692	65,613

Amortization at January 1, 2021	0	13,692	5,621
Amortization for the year	0	0	7,859
Currency translation	0	0	873
Amortization at December 31, 2021	0	13,692	14,353
Carrying amount at December 31, 2021	2,530	0	51,260

Amortization and impairment for the financial year has been charged as:
Research and development expenses	0	0	0
Sale and marketing expenses	0	0	7,859
Administrative expenses	0	0	0
Total	0	0	7,859

Remaining amortization period	-	-	6.25 years

Cost at January 1, 2020	2,480	0	0
Additions due to business combinations, cf. note 31	0	13,692	68,459
Additions	0	0	0
Currency translations	50	0	-7,883
Cost at December 31, 2020	2,530	13,692	60,576

Amortization and impairment at January 1, 2020	0	0	0
Amortization for the year	0	957	5,901
Impairment, cf. note 17	0	12,735	0
Currency translation	0	0	-280
Amortization and impairment at December 31, 2020	0	13,692	5,621
Carrying amount at December 31, 2020	2,530	0	54,955

Amortization for the financial year has been charged as:
Sale and marketing expenses	0	13,692	5,901
Total	0	13,692	5,901

Remaining amortization period	-	-	7.25 years

Zealand Pharma ∞ Annual Report 115

Notes

Note 14 – Property, plant and equipment

   Accounting policies

Plant and machinery, other fixtures and fittings, tools and equipment and leasehold improvements are measured at cost less accumulated depreciation.

Cost comprises acquisition price and costs directly related to acquisition until the time when the Group starts using the asset.

Tangible assets under construction are recorded as work in progress until construction has been com-pleted and use of asset commenced.

The basis for depreciation is cost less estimated residual value at the end of the useful life. Assets are depreciated using the straight-line method over the expected useful lives of the assets. The depreciation periods are as follows:

Buildings 5-13 years

Plant and machinery 5-10 years

Other fixtures and fittings, tools and equipment 3–5 years

Gains and losses arising from disposal of plant and equipment are stated as the difference between the selling price less the costs of disposal and the carrying amount of the asset at the time of the disposal. Gains and losses are recognized in the income statement under Research and development expenses, Sale and marketing expenses and Administrative expenses.

The fair value of property, plant and equipment is assessed equivalent to the carrying amounts.

At the end of each reporting period, the Group reviews the carrying amount of property, plant and equip-ment as well as non-current asset investments to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). If it is not possible to estimate the re-coverable amount of an individual asset, the Group estimates the recoverable amount of the cash-gener-ating unit to which the asset belongs. If a reasonable and consistent basis of allocation can be identified, assets are also allocated to cash-generating units, or allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount is the higher of fair value less costs of disposal and value in use. The estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Zealand Pharma ∞ Annual Report 116

Notes

Note 14 – Property, plant and equipment (continued)

No impairments to property. plant and equipment have been recognized for 2021, 2020 or 2019

	Plant and	Other fixtures	Building	Assets under
DKK thousand	machinery	and fittings	improvements	construction
Cost at January 1, 2021	85,898	15,279	34,104	3,023
Transfer	949	664	0	-1,613
Additions	7,118	1,444	2,449	11,122
Retirements	-3,169	-1,630	-84	-419
Currency translation	1	78	131	-1
Cost at December 31, 2021	90,797	15,835	36,600	12,112

Accumulated depreciation at January 1, 2021	43,987	6,942	2,335	0
Transfer	0	0	0	0
Depreciation for the year	11,558	3,461	3,128	0
Retirements	-1,330	-1,203	-73	0
Currency translation	1	40	44	0

Accumulated depreciation at December 31, 2021	54,216	9,240	5,434	0
Carrying amount at December 31, 2021	36,581	6,595	31,166	12,112

Depreciation for the financial year has been charged as:
Research and development expenses	-7,151	-121	0	0
Sale and marketing expenses	-3,621	-2,568	-2,715	0
Administrative expenses	-786	-680	-413	0
Total	-11,558	-3,461	-3,128	0

Cost at January 1, 2020	57,153	12,501	13,773	14,001
Transfer	0	0	13,796	-13,796
Addition from business combinations	33,875	2,572	1,707	2,984
Additions	8,479	1,566	14,889	109
Retirements	-5,935	-985	-9,856	0
Currency translation	-7,674	-375	-205	-275
Cost at December 31, 2020	85,898	15,279	34,104	3,023

Accumulated depreciation at January 1, 2020	43,696	4,164	9,860	0
Transfer	0	0	0	0
Depreciation for the year	4,974	2,301	2,301	0
Retirements	-4,304	-985	-9,804	0
Currency translation	-379	1,462	-22	0
Accumulated depreciation at December 31, 2020	43,987	6,942	2,335	0
Carrying amount at December 31, 2020	41,911	8,337	31,769	3,023

Depreciation for the financial year has been charged as:
Research and development expenses	-4,128	-1,378	-1,910	0
Sale and marketing expenses	-846	-282	-391	0
Administrative expenses	0	-640	0	0
Total	-4,974	-2,301	-2,301	0

Zealand Pharma ∞ Annual Report 117

Notes

Note 15 – Right-of-use assets and lease liabilities

   Accounting policies

Contracts may contain both lease and non-lease components. The group allocates the consideration in the contract to the lease and non-lease components according to the specific pricing of the services in the agreements.

Lease terms are negotiated on an individual basis and contain a wide range of different terms and condi-tions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments less any lease incentives receivable
●	variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date

Lease payments to be made under reasonably certain extension options are also included in the meas-urement of the liability.

Short-term and low value leases are also recognized as right-of-use assets.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the Group's incremental borrow-ing rate is used, being the rate that the group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged to the income statement over the lease period to ensure a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability
●	any lease payments made at or before the commencement date less any lease incentives received
●	any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Zealand Pharma ∞ Annual Report 118

Notes

Note 15 – Right-of-use assets and lease liabilities (continued)

Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to right-of-use assets:

		Other Fixtures
DKK thousand	Office Buildings	and fittings
As at January 1, 2021	126,821	1,177
Additions	18,677	1,512
Depreciation expense	-13,177	-1,066
Currency translation	1,050	0
As at December 31, 2021	133,371	1,623

As at January 1, 2020	84,148	1,484
Additions due to business combination, cf. note 31	14,299	0
Additions	42,725	581
Retirements	-6,035	-144
Reversal of depreciations	6,035	0
Depreciation expense	-12,779	-744
Currency translation	-1,572	0
As at December 31, 2020	126,821	1,177

The Group leases office buildings, equipment and vehicles. The rental contract for the HQ office building has been made for a minimum period of 13 years (terminable by the landlord after 15 years). Management has assessed the lease period to be 13 years. The rental contract for the US office site has been made for a minimum period of 16 years. Equipment and vehicles are leased over a period of 3-4 years with no extension option.

Variable lease payments are considered immaterial in 2021 and 2020.

Zealand Pharma ∞ Annual Report 119

Notes

Note 15 – Right-of-use assets and lease liabilities (continued)

Set out below are the carrying amounts of lease liabilities and the movements during the period:

	2021	2020
As at January 1	130,119	85,760
Additions due to business combinations, cf. note 31	0	14,046
Additions	20,189	43,151
Accretion of interest	2,953	2,763
Payments	-14,715	-14,098
Currency translation	977	-1,503
As at December 31	139,523	130,119

Current	14,897	14,072
Non-current	124,626	116,047
The following are the amounts recognized in income statement:
Depreciation expense of right-of-use assets	-14,243	-13,524
Interest expense on lease liabilities	-2,953	-2,763
Total amount recognized in profit and loss	-17,196	-16,287

Cashflow	-14,715	-14,098
Total cash outflow for leases	-14,715	-14,098

Depreciation for the financial year has been charged as:
Research and development expenses	-11,732	-10,001
Sale and marketing expenses	0	0
Administrative expenses	-2,511	-3,523
Total	-14,243	-13,524

Note 16 – Other investments

   Accounting policies

Other investments are measured on initial recognition at cost, and subsequently at fair value. Changes in fair value are recognized in the income statement under financial items.

The Group’s other investments consist of an investment in Beta Bionics, Inc., the developer of iLet™, a fully integrated dual-hormone pump (bionic pancreas) for autonomous diabetes care. The investment in Beta Bionics, Inc. is measured at fair value through profit and loss. This investment represents 1.6% (2020: 1.6%) ownership of Beta Bionics, Inc., and is measured at a fair value of DKK 26.9 million as of De- cember 31, 2021 (DKK 32.3 million as of December 31, 2020).

In determining fair value, Zealand considered the impact of any recent share capital issuances by Beta Bi-onics as an indicator of the fair value of the shares. In particular, Beta Bionics undertook a capital offering in June 2019 and subsequent infliction points was used as the basis for determining fair value. Measure- ment is considered a level 3 measurement.

Zealand Pharma ∞ Annual Report 120

Notes

Note 16 – Other investments (continued)

The following have been recognized as financial items:

DKK thousand	2021	2020	2019
Other investments at January 1	32,333	35,557	32,582
Fair value adjustments	-8,217	69	2,193
Currency adjustments	2,791	-3,293	782
Other investments at December 31	26,907	32,333	35,557

Note 17 – Impairment

   Accounting policies

Assets with indefinite useful lives are annually tested for impairment and whenever there is an impairment indication, whereas assets with finite useful lifetime are assessed for impairment indicators at the end of each reporting period. If such impairment indicators exists, the recoverable amount, determined as the higher amount of the fair value of the asset adjusted for expected costs to sell and the value in use of the asset, is calculated. The value in use is calculated based on the estimated future cash flows, discounted by using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or its cash-generating unit is lower than the carrying amount, an impairment charge is recognized in respect of the asset. The impairment loss is recognized in the income statement. In addition, for goodwill and other intangible assets with indefinite useful lives, impairment tests are performed at each balance sheet date, regardless of whether there are any indications of impair- ment. For acquisitions, the first impairment test is performed before the end of the year of acquisition.

Key assumptions in the impairment test

The impairment assessment for 2020 identified a need for impairment on the V-Go related Intellectual property of DKK 12.7 million. The impairment loss was primarily related to Management’s decision to allo- cate resources to support future product launches while limiting the investment in the V-Go product.

Management has reassessed for 2021 whether indicators that the impairment loss recognized in 2020 may no longer exist or may have decreased. No such indicators were identified in 2021. Through the assessment of impairment indicators regarding the V-Go intellectual property, Management identified impairment indicators and an impairment test was performed by calculating recoverable amount of the V-Go intellectual property.

The recoverable amount was determined based on a value in use calculation using cash flow and projections for subsequent years up to and including 2030, equivalent to the expected useful life of the intangible asset. The expected future net cash flows are determined based on budgets and business plans approved by Management Board. From 2031 onwards, a perpetual cash flow decreasing by the terminal growth rate of -50% is used. The pre-tax discount rate applied to the cash flow projections was 13%. The analysis showed a need of an impairment of DKK 12.7 million regarding the V-Go Intellectual property. The amount is recognized as sales and marketing expenses in the income statement. Due to the full im- pairment of the V-Go related intellectual property in 2020, no additional sensitivity analysis is performed.

Zealand Pharma ∞ Annual Report 121

Notes

Note 18 – Inventories

   Accounting policies

Raw materials, work in progress and finished goods are measured at the lower of cost and net realizable value. Cost is determined on a first in, first out basis and comprises direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to complete the sale.

Inventory manufactured prior to regulatory approval (prelaunch inventory) is capitalized but immediately provided for, until there is a high probability of regulatory approval for the product. A write-down is made against inventory, and the cost is recognized in the income statement as research and development costs. Once there is a high probability of regulatory approval being obtained, the write-down is reversed, up to no more than the original cost.

We review our inventory for excess or obsolescence and write down inventory that has no alterna- tive uses to its net realizable. Economic conditions, customer demand and changes in purchasing and distribution can affect the carrying value of inventory. As circumstances warrant, we record provisions for potentially obsolete or slow-moving inventory and lower of cost or net realizable value inventory adjustments. In some instances, these adjustments can have a material effect on the financial results of an annual or interim period. In order to determine such adjustments, we evaluate the age, inventory turns, future sales forecasts and the estimated fair value of inventory.

DKK thousand	2021	2020
Raw materials	35,816	14,398
Work in process	29,588	13,723
Finished goods	53,032	36,919
Total	118,436	65,040
Direct costs	85,270	48,224
Indirect production costs	33,166	16,816

Write downs recognized on inventories were reflected in the cost of goods sold. They were comprised as follows:

DKK thousand	2021	2020
Accumulated write downs, January 1	-6,948	0
Addition from business combination, cf. note 31	0	-11,294
Write downs in the reporting period	-10,766	486
Utilization of write downs	12,641	3,860
Reversal of write downs	0	0
Exchange differences	-119	0
Accumulated write downs, December 31	-5,192	-6,948

Cost of goods sold

Cost of goods sold includes raw materials, labor costs, manufacturing overhead expenses and reserves for anticipated scrap and inventory obsolescence.

Zealand Pharma ∞ Annual Report 122

Notes

Note 19 - Trade receivables

   Accounting policies

On initial recognition, receivables are measured at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amor- tized cost.

Trade receivables are written down for expected credit losses. The Group applies the simplified approach in IFRS 9 to measuring expected credit losses which uses a lifetime expected loss allowance for trade receivables and contract assets. A write-down is recognized in sales and marketing expenses.

There are no material overdue receivables and the write-down for expected credit losses is not material. At December 31, 2021 and 2020, Zealand had no trade receivables related to milestone payments.

Note 20 - Prepaid expenses

   Accounting policies

Prepaid expenses comprise amounts paid in respect of goods or services to be received in subsequent financial periods. Clinical trials, which are outsourced to Clinical Research Organizations (“CROs”), take several years to complete. As such, Management is required to make estimates based on the progress and costs incurred to-date for the ongoing trials. Judgements are made in determining the amount of costs to be expensed during the period, or recognized as prepayments or accruals on the statement of financial position.

Other receivables are measured at amortized cost less impairment. Prepayments include expenditures related to future financial periods and are measured at nominal value.

The increase in Prepaid expenses of DKK 32.8 million from 2020 to 2021 is primarily related to higher insurance costs for coverage of Management and Board members and timing of invoices received from the Contract Research Organizations (CRO's).

Note 21 - Other receivables

   Accounting policies

Other receivables are measured on initial recognition at cost and subsequently at amortized cost.

DKK thousand	2021	2020
VAT	10,682	3,887
Other	5,120	6,055
Total other receivables	15,802	9,942

Note 22 - Marketable securities

   Accounting policies

The Group’s Marketable securities portfolio comprises an equity investment in a bond portfolio. The investment is categorized as equity instruments classified at fair value through profit or loss. Refer to note 30, Financial risks.

A net fair value adjustment of DKK 1.9 million from marketable securities have been recognized in finan- cial income in 2021 (2020: DKK -2.1 million in financial expenses, and 2019: DKK 0.8 million in financial income).

Zealand Pharma ∞ Annual Report 123

Notes

Note 23 - Cash and cash equivalents

   Accounting policies

Cash is measured on initial recognition at cost.

DKK thousand	2021	2020
DKK	11,336	286,222
USD	1,098,160	568,444
EUR	19,607	105,555
Total cash and cash equivalents	1,129,103	960,221

Cash includes proceeds from draw down on “Oberland”, USD 100 million. As discussed in note 25, the loan is subject to a liquidity covenant under which the Group must hold at least USD 100 million until cer-tain conditions are met.

Note 24 - Share capital

   Accounting policies

Consideration paid for the acquisition of treasury shares transactions is recognized directly in equity with- in treasury shares reserve. Capital reductions through cancellation of treasury shares reduce the share capital by an amount equal to the original cost price of the shares. Dividend payments are recognized as a deduction of equity and a corresponding liability when declared.

No, of shares (thousand)	2021	2020
January 1	39,800	36,055
Increase due to issue of new shares	3,834	3,745
December 31	43,634	39,800

The share capital solely consists of one class of ordinary shares all issued of DKK 1 each and all shares rank equally. The shares are negotiable instruments with no restrictions on their transferability. All shares have been fully paid. At the annual general meeting on April 2, 2020 Zealand was authorized to increase the nominal share capital by nominally DKK 9,013,665 during the period until April 2, 2025. At December 31, 2021 nominally DKK 1,986,547 of the authorization remains.

On February 1, 2021 a total of 3,600,841 new shares have been subscribed through a private and direct shares issue with a net proceeds of DKK 745.4 million. In the period 19 March, 2021 to 10 December, 2021, a total of 233.595 new shares have been issued due to exercise of warrant programs with a net proceeds of DKK 26.1 million. The expenses related to share issues amounts to DKK 46.9 million.

On June 22, 2020 a total of 2,684,461 new shares have been subscribed through a private and direct shares issue with a net proceeds pf DKK 655.0 million. On March 26, a total of 741,816 new shares have been subscribed through a private share issue to US based investors with a net proceeds of DKK 136.5 million. The cost of share issues amounts to DKK 42.7 million. Expenses directly related to capital increases are recognized in equity.

At December 31, 2021,there were 418,247 treasury shares (2020: 64,223), equivalent to 1.0% (2020: 0.2%)of the share capital and corresponding to a market value of DKK 60.7 million (2020: DKK 14.1 million). The treasury shares are allocated to performance shares units (PSUs) and restricted stock units (RSUs).

Rules on changing the Articles of Association

All resolutions put to the vote of shareholders at general meetings are subject to adoption by a simple majority of votes, unless the Danish Companies Act 'Selskabsloven' or our Articles of Association pre- scribe other requirements.

Zealand Pharma ∞ Annual Report 124

Notes

Note 25 – Borrowings

   Accounting policies

For accounting policy we refer to note 1.

On December 30, 2021, the Group entered into a loan agreement with Oberland. The agreement com- prises of three tranches of which the first tranche of USD 100 million was drawn down on December 31, 2021. Tranche 2 can be drawn down subject to obtaining FDA marketing approval for Glepaglutid where-as tranche 3 can be draw down only upon Oberland’s explicit acceptance.

Loan terms

Loan amount, tranche 1:	100 MUSD
Loan amount, tranche 2:	50 MUSD to be drawn no later than December 31, 2023
Loan amount tranche 3:	50 MUSD to be drawn down no later than June 30, 2023
Maturity date:	December 31, 2028

Repayment profile:	Repayment at maturity:
Base Interest:	Higher of 12 months US Libor and 3 months Libor / [leverage formula] with a floor of 0.25%
Credit spread:	6% p.a., fixed over the term of the contract
Revenue participation payments:	Draw down on tranche 1: 2.67% of consolidated revenue, not exceeding 75 MUSD and Draw down on tranche 1 & 2: 4% of consolidated revenue, not exceeding 75 MUSD
Repayment amount at maturity:	An amount resulting in an investor IRR of 9.75% p.a. including interest payments and royalty payments
Lender option to require repayment of the debt:	Change of control eventSale of certain assets – proceeds from sale to be used to repay the loan, however, no more than up to 75% of the out-standing amount
Zealand option to prepay the debt:	Throughout the term of the loan

Early repayment amount:
Before January 1, 2023:	An amount equal to 120.0% of the principal amount of the Notes issued
From January 1, 2023 until January 1,2024:	An amount equal to 135.0% of the principal amount of the Notes issued
From January 1, 2024 until January 1,2026:	An amount equal to 150.0% of the principal amount of the Notes issued
From January 1, 2026 until January 1,2027:

An amount equal to the greater of 150.0% of the principal amount of the Notes issued and the amount (greater than zero) that would generate an internal rate of return to the Purchasers equal to 12.0% on the aggregate purchase price paid for the Notes

From January 1, 2027 until December 31,2028:

An amount equal to the greater of (i) 150.0% of the principal amount of the Notes issued and (ii) the amount (greater than zero) that would generate an internal rate of return to the Purchasers equal to 11.0% on the aggregate purchase price paid for the Notes

Liquidity covenant

The loan is subject to certain covenants including a requirement to retain cash balances in the amount of at least USD 100 million (DKK 656 million) until trailing 6 months total net revenue excluding sales from V-Go, Alexion Licensed Products and Sanofi Licensed Products exceeds USD 50 million. After deduction of transaction costs, DKK 8.2 million, the carrying amount is DKK 647.9 million.

Zealand Pharma ∞ Annual Report 125

Notes

Note 25 – Borrowings (continued)

Accounting Accessment

Due to the fact that the lenders are entitled to a fixed return of 9.75% p.a., the debt host contract is con-sidered to be a fixed rate loan with variable cash flows.

Management has assessed the contract for non closely related embedded derivatives and has concluded that the prepayment option is not closely related to the debt host contract due to the fact that the repay-ment amount could differ with more than an insignificant amount from the debts amortised cost.

The revenue based payments are not separated from the debt host contract and assessed separately due to the fact that they will mainly affect the timing of the cash flows and not the total IRR. They could to a limited extent impact the prepayment premium.

The interest rate clause comprises an element which could potentially result in leverage. The interest rate clauses are non-closely related and not separated as embedded derivatives due to the fact that they will mainly affect the timing of the cash flows and not the total IRR. Interest rate movements could to a limited extent impact the prepayment premium.

Fair value measurement

Due to the significant premium, the prepayment options will have value for Zealand only if Zealand’s credit quality increases significantly (refer to Note 2). The likelihood of instances which would entitle the lender to require repayment and which would have economic value to the lender is currently consid- ered very low. Based on the above, the fair value of the prepayment options on inception is considered insignificant.

Fair value is determined primarily based on unobservable data (level 3). The most significant input is:

1. Development in future credit rating

2. US Libor forward interest rates

As of the balance sheet date December 31, 2021, no reasonably possible alternative assumption regarding the development in these two inputs will lead to any significant fair value of the prepayment options. The credit spread in the loan corresponds to a rating of CCC. An increase of the Group’s credit quality to a rating between B and BB by the end of 2025 would establish an economic break-even point for exer- cise of the prepayment options. After 2025, the prepayment options would, in virtually all instances not become economically attractive to exercise. The assessment is based on the 31 December 2021 US Libor yield curve and observable credit spreads for traded debt instrument.

The Group has up until now not held complex financial instruments measured at fair value and has currently no processes for determining fair value of such instruments. Therefore, third party valuation specialists have been engaged to determine fair value of the prepayment option as of 31 December 2021.

Due to the fact that the loan agreement has been entered into in December 2021, fair value of the loan as of 31 December 2021 is considered to equal its nominal amount of USD 100 million equal to DKK 656 million. It is considered a level 2 measurement (recent transation).

Collateral provided

The Group has provided floating charge collateral with all assets which can be collaterised including shares in subsidiaries.

Zealand Pharma ∞ Annual Report 126

Notes

Note 26 – Deferred revenue

   Accounting policies

We refer to accounting policy description in Note 3 Revenue.

The Group has recognized the following liabilities related to contracts with customers.

DKK thousand	2021	2020

Deferred revenues at January 1 Customer	97,769	139,890
Customer payment received, cf. note 3.Revenue	0	0
recognized during the year	-30,185	-42,881
Total deferred revenue	67,584	97,769

Non-current deferred revenue	14,551	44,587
Current deferred revenue	53,033	53,182
Total deferred revenue	67,584	97,769

Deferred revenue occurred in connection with the agreement with Alexion Pharmaceuticals, Inc. as dis- closed in Note 3. An up-front payment of DKK 177.3 million was received of which DKK 30.2 million has been recognized during DKK 2021 (2020: DKK 42.9 million and 2019: DKK 37.4 million)

Management expects that approx. DKK 53 million of the up-front payment received will be recognized as revenue during 2022. The remaining payment is expected to be recognized during 2023 according to the progress of the development project.

Note 27 – Rebate and product return liabilities

   Accounting policies

Product sale rebate liabilities and product return liabilities are amounts payable or credited to a customer,usually based on the quantity or value of product sales to the customer for specific products in a certain period. Product sales rebates, which relate to product sales that occur over a period of time, are normally issued retrospectively. At the time product sales are invoiced, rebates and deductions that the Group ex- pects to pay, are estimated. These rebates typically arise from sales contracts with government agencies, wholesalers, retail pharmacies, Managed Care and other customers, which are recorded at the time the related revenues are recorded or when the incentives are offered, cf. note 3.

	Sale	Provision
	rebates	return	2021	2020
DKK thousand	liabilities	liabilities	total	total
Provision at the beginning of the year	36,434	239	36,673	0
Addition due to acquisition, cf. note 31	0	0	0	6,969
Additions for the year	155,910	2,124	158,033	137,321
Utilization during the period	-167,045	1,555	-168,600	-103,766
Reversal of accruals from from previous years	0	0	0	-1,184
Currency translation adjustments	2,544	45	2,589	-2,668
End of the year	27,843	852	28,695	36,673

Sale rebate liabilities are calculated based on historical experience and the specific terms in the individual agreements. Unsettled rebates are recognized as accruals when the timing or amount is uncertain. Where absolute amounts are known, the rebates are recognized as other liabilities.

Zealand Pharma ∞ Annual Report 127

Notes

Note 27 – Rebate and product return liabilities (continued)

Please refer to note 1 and note 3 for further information on sale rebates related liabilities and manage- ments estimates and judgements.

Zealand Pharma issues credit notes for expired goods as a part of normal business. Where there is histor- ical experience or a reasonably accurate estimate of expected future returns can otherwise be made, an accrual for estimated product returns is recorded. The accrual is measured at gross sales value.

Note 28 - Other liabilities

   Accounting policies

Financial liabilities are recognized initially at fair value less transaction costs. In subsequent periods, finan- cial liabilities are measured at amortized cost corresponding to the capitalized value using the effective interest method.

DKK thousand	2021	2020
Employee benefits	84,800	101,028
Royalty payable to third party	5,860	5,732
Development project costs	18,736	28,267
Other payables	82,164	32,272
Total other liabilities	191,560	167,299

Current	173,134	150,555
Non-current	18,426	16,744

Note 29 - Contingent assets and liabilities, other contractual obligations and collateral provided

   Accounting policies

Contingent assets and liabilities are disclosed, unless the possibility of an inflow or outflow of resources embodying economic benefits is virtually certain.

Contingent assets include potential future milestone payments. Contingent liabilities and other contrac-tual obligations include contractual obligations related to agreements in development projects such as contract research organizations (CROs), milestone payments and lease commitments.

Contingent Assets

At December 31, 2021, Zealand is still eligible for a payment from Sanofi of up to USD 10.0 million, of which USD 10.0 million is expected in 2022. However, it is Management’s opinion that the amount of any payment cannot be determined on a sufficiently reliable basis, and therefore have not recognized an asset in the statement of financial position of the Group.

Contingent liabilities and Contractual obligations

At December 31, 2021, total contractual obligations related to agreements for development projects, including CROs, amounted to DKK 317.4 million (DKK 184.4 million for 2022 and DKK 133.0 million for the years 2023 up to and including 2025).

Zealand may be required to pay future development, regulatory and commercial milestones related to the acquisition of Encycle Therapeutics. Refer to note 13.

Collateral provided

The Group has provided floating charge collateral with all assets which can be collaterised including shares in subsidiaries.

Zealand Pharma ∞ Annual Report 128

Notes

Note 30 - Financial risks

Zealand is exposed to various financial risks, including foreign exchange rate risk, interest rate risk, credit risk and liquidity risk.

The objective of Zealand’s financial management policy is to reduce the Group’s sensitivity to fluctuations in exchange rates, interest rates, credit rating and liquidity. Zealand’s financial management policy has been endorsed by Zealand’s Audit Committee and ultimately approved by Zealand’s Board of Directors.

Capital structure

Zealand aims to have an adequate capital structure in relation to the underlying operating results and research and development projects, so that it is always possible to provide sufficient capital to support operations and long-term growth targets. We refer to Note 2.

Exchange rate risk

Most of Zealand’s financial transactions are in DKK, USD and EUR.

Due to Denmark’s long-standing fixed exchange rate policy vis-à-vis the EUR, Zealand has evaluated that there is no material transaction exposure or exchange rate risk regarding transactions in EUR.

Zealand’s milestone payments have been agreed in foreign currencies, namely USD and EUR. However, as milestone payments are unpredictable in terms of timing, the payments are not included in the basic exchange rate risk evaluation.

Currency exposures regarding our US activities are managed by having revenue and expenses in the same currency.

As Zealand conducts clinical trials and toxicology studies around the world, Zealand will be exposed to exchange rate risks associated with the denominated currency, which is primarily USD based on volume and fluctuations against DKK. To date, Zealand’s policy has been to manage the transaction and transla-tion risk associated with the USD passively, placing the revenue received from milestone payments in USD in a USD account for future payment of Zealand’s expenses denominated in USD, covering payments for the next 12-24 months and thus matching Zealand’s assets with its liabilities.

As of December 31, 2021, Zealand holds DKK 862.9 million (2020: DKK 568.4 million) of its cash in USD. Additionally, Zealand has a financial debt of DKK 656.1 million denominated in USD.

Interest rate risk

Zealand has a policy of avoiding financial instruments that expose the Group to any unintended financial risks.

During 2021, all cash has been held in current bank accounts in USD, EUR and DKK. Interest rates on bank deposits in DKK and EUR have been negative since 2018, while USD accounts have generated a low level of interest income.

During 2021 and 2020, Zealand has invested in low-risk marketable securities. The Group’s marketable securities portfolio comprises bonds in Danish kroner. The average weighted duration of the bond portfo- lio on the statement of financial position date was 3 years in both years.

Zealand Pharma ∞ Annual Report 129

Notes

Note 30 - Financial risks (continued)

As of December 31, 2021, Zealand has borrowings amounting to DKK 656.1 million (2020: DKK 0 million)and Lease liabilities amounting to DKK 139.5 million (2020: DKK 130.1 million). As discussed in note 25 borrowings bears a fixed interest rate.

Credit risk

Zealand is exposed to credit risk in respect of receivables, bank balances and bonds. The maximum credit risk corresponds to the carrying amount. Management believes that credit risk is limited, as the counter-parties to the trade receivables are large global pharmaceutical companies and wholesalers.

Cash and bonds are not deemed to be subject to credit risk, as the counterparties are banks with invest-ment-grade ratings (i.e. BBB- or higher from Standard & Poor’s).

Liquidity risk

The purpose of Zealand’s cash management is to ensure that the Group has sufficient and flexible finan-cial resources at its disposal at all times. Refer to Note 2.

Zealand’s short-term liquidity is managed and monitored by means of the Company’s quarterly budget revisions to balance the demand for liquidity and maximize the Company’s interest income by matching its free cash in fixed-rate, fixed-term bank deposits and bonds with its expected future cash burn.

Sensitivity analysis

The table shows the effect on profit/loss and equity of reasonably likely changes in the financial variables in the statement of financial position.

	2021		2020
DKK thousand	Fluctuation	Effect	Fluctuation	Effect
USD	+/-10%	20,675	+/-10%	58,124

The decline in currency exposure is primarily related to reduced net cash balance from borrowings de- nominated in USD.

Contractual maturity (liquidity risk)

A breakdown of the Group’s aggregate liquidity risk on financial assets and liabilities is given below.

The following table details the Group’s remaining contractual maturity for its financial liabilities with agreed repayment periods. The table has been prepared using the undiscounted cash flows for financial liabilities, based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows. To the extent that the specific timing of interest or principal flows is dependent on future events, the table has been prepared based on Management’s best estimate of such timing at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

Zealand Pharma ∞ Annual Report 130

Notes

Note 30 - Financial risks (continued)

With the exception of leasing and borrowings, there are no interest cash-flows to be included in the table below for the existing financial liabilities as they are not interest-bearing financial liabilities.

DKK thousand	<12 months	1-5 Years	>5 Years	Total
Borrowings	50,954	252,042	736,410	1,039,406
Trade payables	64,558	0	0	64,558
Leasing	14,608	62,558	75,415	152,581
Other liabilities	173,134	0	18,426	191,560
Total financial liabilities at December 31, 2021	303,254	314,600	830,251	1,448,105
Trade payables	71,442	0	0	71,442
Leasing	14,072	53,039	76,354	146,465
Other liabilities	150,555	16,744	0	167,299
Total financial liabilities at December 31, 2020	236,069	69,783	76,354	382,209

All cash flows are non-discounted and include all liabilities under contracts but not contractual obliga- tions related to payments under agreements for development projects, including CROs, as disclosed in note 29, as their maturity dates are uncertain.

The expected future cash flows from borrowing repayments in USD are estimated based on USD Forward Libor rates as of 31 December 2021 and the Group’s revenue forecast and translated into DKK at the USD/DKK forward rates applicable as of 31 December 2021.

DKK thousand	2021	2020
Categories of financial instruments
Deposits	12,638	16,650
Trade receivables	73,025	46,484
Other receivables	15,802	9,942
Cash and cash equivalents	1,129,103	960,221
Financial assets at amortized costs	1,230,568	1,033,297
Marketable securities	299,042	297,345
Other investments	26,907	32,333
Financial assets measured at fair value through profit or loss	325,949	329,678
Borrowings	647,906	0
Lease liabilities	139,523	130,119
Trade payables	64,558	70,384
Other liabilities	191,560	167,299
Financial liabilities measured at amortized cost	1,043,547	367,802

The fair value of marketable securities is based on Level 1 in the fair value hierarchy.

The fair value of other investments is based on level 3 in the fair value hierarchy. Refer to note 16.

There were no transfers between levels 1,2 and 3 for recurring fair value measurement during the period ended December 31, 2021 or 2020.

The carrying amount of financial assets and financial liabilities approximated the fair value.

Zealand Pharma ∞ Annual Report 131

Notes

Note 30 - Financial risks (continued)

Capital Management

Zealand’s goal is to maintain a strong capital base to maintain investor, creditor and market confidence, and a continuous advancement of Zealand’s product pipeline and business in general. Zealand is primarily financed through capital increases,long-term borrowings and partnership collaboration income. The Group had, as of December 31, 2021, a cash position of DKK 1,129 million i.e. DKK 473 million in excess of the minimum cash position discussed below. As of 31 December 2020, the cash position was DKK 960.2 million. Refer to Note 2 Going concern uncertainties.

The cash position supports the advancement of our product pipeline and operations and the objective is to maintain a cash position which secures financing of development costs over the next 12 to 15 months,refer to Note 2. The adequacy of our available funds will depend on many factors, including progress in our research and development programs, the magnitude of those programs, our commitments to existing and new clinical collaborators, our ability to establish commercial and licensing arrangements, our capital expenditures, market developments, and any future acquisitions. Accordingly, we may require additional funds and may attempt to raise additional funds through equity or debt financings, collabora- tive agreements with partners, or from other sources. To strengthen the cash position, the Group entered into a USD 100 million Loan agreement with Oberland in December 2021. Under the loan agreement, the Group has to maintain a cash position of at least USD 100 million (DKK 656 million) until trailing 6 months net sales excluding sales from V-Go, Alexion Licensed Products and Sanofi Licensed Products exceeds USD 50 million. Refer to note 25 for discussion of the terms of the loan.

The Board of Directors monitors the share and capital structure to ensure that Zealand’s capital resources support the strategic goals. There was no change in the group’s approach to capital management pro- cedures in 2021 besides the issuance of borrowings as described in Note 25. Neither Zealand Pharma A/S nor any of its subsidiaries are subject to externally imposed capital requirements other than the liquidity covenant related to the borrowing agreement.

Note 31 – Business combinations

   Accounting policy

Business combinations are accounted for using the acquisition method of accounting. At the date of the acquisition, the Company initially recognizes the fair value of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business.

The consideration transferred is measured at fair value at the date of acquisition and the excess of the consideration transferred over the fair value of net identifiable assets of the business acquired is recorded as goodwill. In circumstances where the consideration transferred is less than the fair value of net iden-tifiable assets of the business acquired, the difference is recognized directly in the consolidated income statement as a bargain purchase.

Where the settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value. Contingent consideration is classified either as equity or a financial liability and is recognized at fair value on the acquisition date. Amounts classified as a financial liability are subsequently remeasured to fair value in accordance with IFRS 9 (Financial Instruments), with changes in fair value recognized in the consolidated statement of comprehensive loss as an administrative expense.

Business combinations require management making an assessment of the fair value of the net assets ac-quired as well as an assessment regarding whether control exists. Management judgement is particularly involved in the recognition and measurement of the following items at fair value:

●	intellectual property: this may include patents, licenses, trademarks and similar rights for currently mar-keted products, and also the rights and scientific knowledge associated with projects that are currently in research or development phases, and requires the projection of estimated future cash inflows and outflows and relevant risks, the terminal value of these assets, discount rates and weighted average costs of capital,

Zealand Pharma ∞ Annual Report 132

Notes

Note 31 – Business combinations (continued)

●	working capital items such as trade receivables, inventory (raw materials, work in process, parts and finished goods), prepaid expenses, trade payables, and fixed assets
●	Guarantees, warranties, indemnities, rights, claims, counterclaims etc. set off against third parties relating to the acquired assets or assumed liabilities, including rights under vendors' and manufacturers' warranties, indemnities, guaranties and avoidance claims and causes of action under any applicable Law, employee liabilities and other contingencies

In all cases, management makes an assessment based on the underlying economic substance of the items concerned, and not only on the contractual terms, in order to fairly present these items. In making these assessments, management relies to a significant extent on the work of valuation experts. However, the assessments are highly subjective and sensitive to the assumptions used.

In accordance with IFRS 3, if a business combination indicates a bargain gain all applied assumptions will be reassessed by Management before recognition.

Directly attributable acquisition-related costs are expensed as incurred within the consolidated statement of comprehensive loss.

Customer relationships and IP rights acquired through business combinations are measured at fair value at the acquisition date and amortized on a systematic basis over their useful life 8 and 10 years respec-tively (unless the asset has an indefinite useful life, in which case it is not amortized).

Acquisition of medical technology business from Valeritas, Inc.

On April 2, 2020 (or “the acquisition date”) Zealand acquired substantially all of the medical technology business from Valeritas Holdings, Inc. (or “Valeritas”) pursuant to the terms of the stalking horse asset purchase agreement previously entered into with Valeritas and following approval by the U.S. Bankruptcy Court for the District of Delaware on March 20, 2020.

Valeritas was a U.S. based commercial-stage company whose activities comprised development, pro-duction and sale of wearable disposable insulin pumps and has therefore been acquired to accelerate Zealand’s plans for establishing U.S. operations to support the anticipated launch of the auto-injector and pre-filled syringe for severe hypoglycemia.

The acquisition comprises all medical technology business related tangible and intangible assets that pursuant to the Bankruptcy Code was transferred to Zealand free and clear of all claims, liabilities and en-cumbrances including the Valeritas workforce. Additionally, the acquisition includes most of the working capital assets and selected liabilities.

Under IFRS 3, Business Combinations, the acquisition has been accounted for as a business combination using the acquisition method. The consolidated financial statements include the results of Valeritas for the from the acquisition date.

Zealand Pharma ∞ Annual Report 133

Notes

Note 31 – Business combinations (continued)

The consideration transferred was DKK 167.7 million (USD 24.5 million), and the fair values of the identifia- ble assets and liabilities of Valeritas as at the date of acquisition were:

Fair value
recognized on
DKK thousand	acquisition
Assets
Physician Relationship	68,459
V-Go IP	13,692
Property, plant and equipment	41,138
Right-of-use assets	14,299
Inventories	55,796
Trade receivables	50,603
Other assets	10,132
Cash and cash equivalents	66
Liabilities
Deferred tax liability	-11,880
Trade payables	-4,050
Lease liabilities	-14,046
Other liabilities	-19,792
Total identifiable net assets at fair value	204,417
Bargain purchase recognized	-36,692
Purchase consideration transferred	167,725
Analysis of cash flows on acquisition:
Net cash acquired (included in cash flows from investing activities)	66
Cash paid	-167,725
Net cash flow on acquisition	-167,659

The fair value attributable to intangible assets (DKK 82.2 million as of the acquisition date) consists of the value arising from the existing Valeritas physician network and relationships, valued at DKK 68.5 million which is based on the estimated cost it would require to establish similar network and relationships, or a so-called with/without valuation method, and intellectual property related to the V-Go technology, valued at DKK 13.7 million using an excess earnings model. (Subsequently impaired. Refer to note 17) The valuations are determined using cash flow projections from financial budget approved by Corporate Management covering a 10-year period. The discount rate applied to the cash flow projections is 13%. The growth rate used to extrapolate the cash flows of the unit beyond the 10-year period is -50% which reflects our estimate of the expected lifetime of the product of 10 years with a significant decrease in revenues afterwards.

The calculation of the fair value of intangible assets is most sensitive to the revenue and gross margin growths.Revenue and gross margin: Revenue and gross margin are based on historical trends. The reve-nue growth applied in the calculation is between 1-20% in the 10-year budget period with the first years having the highest revenue growth in percentage.Operating costs: Operating costs are based on histori-cal trends and industry knowledge. Operating costs over the 10-year budget period has been adjusted to incorporate the allocation related to shared efforts of future product launches.

Trade receivables have been measured at the contractual amount expected to be received which ap-proximates the fair value of DKK 50.6 million. The amounts have not been discounted, as maturity on receivables is generally very short and the discounted effect therefore immaterial.

Zealand Pharma ∞ Annual Report 134

Notes

Note 31 – Business combinations (continued)

The acquisition resulted in a bargain purchase gain of DKK 36.7 million which was recognized within other operating income in the consolidated income statement. The gain arose as the fair value of the net assets acquired (DKK 204.4 million) exceeded the fair value of the purchase consideration (DKK 167.7 million). The gain is primarily attributable to the Company purchasing the medical technology business of Valeritas out of bankruptcy. Valeritas encountered operational and financial difficulties in late 2019 and filed for Bankruptcy in February 2020.Specifically,the fair value of the tangible and financial assets acquired (DKK 147.5 million), such as inventories, trade receivables, and property, plant and equipment, represents a significant component of the purchase price prior to consideration of the fair value of the identified intangible assets.

Acquisition-related costs of DKK 7.1 million have been expensed and are included in administrative expenses in profit or loss and are part of operating cash flows in the statement of cash flows have all been incurred in the three months period ended March 31, 2020.Adjustments may be applied to the various net asset categories when full alignment to Zealand accounting policies is finalized. Consequently, adjustments may be applied for a period of up to twelve months from the acquisition date in accordance with IFRS 3.

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

Note 32 - Related parties

Zealand has no related parties with controlling interest.

Zealand’s other related parties comprise the Company’s Board of Directors and Corporate Management.

Remuneration to the Board of Directors and Corporate Management is disclosed in note 7.

No further transactions with related parties were conducted during the year.

Ownership

The following shareholders are registered in Zealand Pharma’s register of shareholders as owning mini-mum 5% of the voting rights or minimum 5% of the share capital (1 share equals 1 vote) at December 31, 2021:

●	Van Herk Investments, Rotterdam, Netherlands
●	Credit Suisse Bank, Zürich, Switzerland
●	SMALLCAP World Fund, Los Angeles, USA (shares)
●	The Capital Group Companies, Los Angeles, USA (votes)

Note 33 - Adjustments for non-cash items

Zealand Pharma ∞ Annual Report 135

Notes

DKK thousand	2021	2020	2019

Depreciation, amortization and impairment	40,249	42,692	13,682
Share-based compensation expenses	53,504	30,485	14,763
Income tax	-1,190	9,865	-5,385
Financial income	-1,896	-1,127	-9,306
Financial expenses	16,674	3,511	3,390
Net loss on sale of fixed assets	2,697	0	0
Fair value adjustments	6,520	0	0
Exchange rate adjustments	-68,943	57,712	-7,937
Total adjustments	47,615	143,138	9,207

Note 34 - Change in working capital

DKK thousand	2021	2020	2019
(Increase)/decrease in receivables	-64,494	-7,716	-21,059
(Increase)/decrease in Inventory	-52,772	-14,404	0
Increase/(decrease) in payables and other liabilities	-49,059	119,938	17,061
Adjustment for non-cash investing activities	0	0	-7,932
Cash outflow for investment in Beta Bionics	0	0	22,803
Change in working capital	-166,325	97,818	10,873

Note 35 – Reconciliation of borrowings

DKK thousand	2021	2020	2019
As at January 1	0	0	0
Additions	-656,120	0	0
Transaction costs	8,214	0	0
As at December 31	-647,906	0	0

Note 36 - Significant events after the balance sheet date

No significant events have occurred after the end of the reporting period.

Note 37 - Approval of the annual report

The Annual Report has been approved by the Board of Directors and Executive Management and author-ized for issue on March 10, 2022.