Form 20-F/A
period 2021-12-31
Zealand Pharma A/S
filed 2022-04-05
CIK 1674988

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

Adam Steensberg

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

Explanatory Note

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”), which was originally filed with the U.S Securities and Exchange Commission (“SEC”) on March 25, 2022. The purpose of this Form 20-F/A is to amend the Form 20-F to remove the PCOAB Auditor reference number (ID 01757) on page 77 of the Form 20-F at the request of our auditor to conform the report in the 20-F/A to the signed version provided by our Independent Registered Public Accounting Firm. There are no other changes to the Form 20-F.

i

ii

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

The report of Deloitte on our consolidated financial statements for the fiscal year ended December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

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

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Zealand Pharma A/S
Adam Steensberg		/s/ Matt Dallas

Name:	Adam Steensberg	Name:	Matt Dallas
Title:	President and Chief Executive Officer	Title:	Senior Vice President and Chief Financial Officer

Denmark
Dated: April 5, 2022

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
State Authorized
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